





mativ™

2024
Annual Report

Mativ's Products Connect, Protect and Purify Our World Every Day.



Table of Contents

CEO Letter 1

Notice of Annual Meeting of Stockholders 4

Proxy Statement 6

10-K 94



Dear Fellow Shareholder:

For Mativ, 2024 was a year of significant progress, teamwork, and transformation. We became a more agile, responsive and flexible entity that is positioned to navigate the challenging industrial demand environment.

With employee safety as our number one priority, we continued to improve performance in this area in 2024, recording a reduced level of severe injuries and the introduction of safety key element maturity assessments. These assessments, coupled with our safety balanced scorecard ensure we are aligned and working together toward our goal of zero injuries in our plants.

Guided by our North Star, our ambition is to become the global leader in specialty materials by engineering bold and innovative solutions that connect, protect, and purify our world. We have a clear portfolio strategy that guides our priorities and investments. Ultimately, we win with customers by providing unique, defensible high-quality products and superior service. Our customers value our supply chain agility and innovation capabilities to deliver unique solutions in an efficient, reliable and timely manner.

We began executing on our portfolio strategy with the sale of the Engineered Papers business in late 2023, which unlocked the opportunity to further streamline our organization, reduce operational complexity, and align our commercial structure to better support our customers. With this, in the first quarter of 2024, we announced an organizational restructuring that resulted in over $20 million in non-operating cost savings within that same year. The second wave of this initiative, driven primarily by system integration, is currently underway and is expected to deliver an additional $20 million of cost savings by the end of 2026.

Turning to our business segments, our Filtration and Advanced Materials segment (FAM) is focused on filtration, protective coatings and advanced film solutions. We serve customers that depend on us for clean air and water, high performance optical films, and scratch resistant surfaces. Our Sustainable & Adhesive Solutions segment (SAS) is focused primarily on industrial products such as tapes, cable wrap, advanced wound care, release liners, and packaging and specialty paper. SAS products provide solutions that heal wounds faster, make packaging more sustainable, and ensure paint and DIY projects exceed expectations.

In 2024, we built valuable Mativ customer engagement practices, rolled out joint business planning with our most strategic customers, captured cross-selling opportunities across product lines, and created deeper connections across the firm to share knowledge and best practices. These changes have unlocked a sales pipeline that is 1.5X our historical level.

Our global supply chain with local supply capabilities is highly valued by our customers and is key to how we remain efficient and flexible in meeting their evolving needs. In many of our product categories, our unique One Mativ approach enables us to deliver a more holistic customer solution, creating a one-stop supplier relationship across categories with integrated capabilities that improve operating efficiencies as well as lead times.

Over the past year and a half, we have significantly reduced our complexity, realigned our portfolio, streamlined our organization, improved our operating costs, optimized our asset footprint, materially paid down debt, and balanced our dividend with our growth ambitions.

Now, as we look ahead, I am proud to serve as Mativ's President and Chief Executive Officer. Mativ has a unique ability to solve customers' challenges through industry-leading innovation. As we turn our attention to 2025, we are focused on execution. This includes both in the marketplace and in our manufacturing facilities. Throughout the past year, we announced investments in Filtration, Release Liners, Specialty Tapes and Medical Films, as well as key partnerships in Optical Films. These investments and partnerships significantly expand our technical capabilities, drive customer innovation, and provide the necessary capacity for continued growth.











We focus on executing in our manufacturing facilities with a strong cost reduction pipeline that is above historical levels and primarily organic in nature. In 2024, we improved our quality and service metrics and harmonized our approach to continuous improvement resulting in meaningful cost reductions, waste improvements, and productivity. And finally, we have focused initiatives underway to reduce our ERP complexity, leverage our full S&OP opportunities, accelerate our digital capabilities, and improve procurement and logistics efficiencies.

Mativ has continued to evolve and transform since the 2022 merger, becoming a more efficient and agile company that is well positioned for growth. We compete in large, growing markets providing unique capabilities that position us for the future. As we head into 2025, we are laser-focused on the highest profit and cash accretive activities including announced pricing actions, incremental manufacturing and overhead cost reduction initiatives, and the conversion of a strong sales pipeline. With the right team in place, our transformational approach, and our relentless focus on execution, we expect to drive and accelerate growth, profitability and value for our stakeholders as we embark on Mativ's path in 2025 and beyond. I am confident these efforts, coupled with our accelerated pace of change, will position Mativ for enhanced top-line growth, improved results, leverage reduction, and sustainable value creation.

Sincerely,

Shruti Singhal

Shruti Singhal
President and Chief Executive Officer

Notice of Annual Meeting of Stockholders

To our Stockholders:

On behalf of the Board of Directors and management of Mativ Holdings, Inc., I cordially invite you to the Annual Meeting of Stockholders on Wednesday, April 30, 2025 at 11:00 a.m. Eastern Time via live audio webcast in a virtual meeting format at www.virtualshareholdermeeting.com/MATV2025.

Details about the virtual Annual Meeting and the matters to be acted on at the Annual Meeting are presented in the Notice of Annual Meeting and Proxy Statement that follow.

It is important that your stock be represented at the meeting regardless of the number of shares you hold. Please vote promptly by Internet or by returning a proxy card, whether or not you plan to attend the virtual Annual Meeting. If you do attend the virtual meeting and wish to change your prior vote, you may do so at that time.

Thank you for your support.

Sincerely,

Kimberly E. Ritrievi, ScD
Chair, Board of Directors



March 21, 2025

TO OUR STOCKHOLDERS:

On behalf of the Board of Directors and management of Mativ Holdings, Inc., I cordially invite you to the Annual Meeting of Stockholders on Wednesday, April 30, 2025 at 11:00 a.m. Eastern Time via live audio webcast in a virtual meeting format at www.virtualshareholdermeeting.com/MATV2025.

Details about the Annual Meeting and the matters to be acted on at the Annual Meeting are presented in the Notice of Annual Meeting and Proxy Statement that follow.

It is important that your stock be represented at the Annual Meeting regardless of the number of shares you hold. Please vote promptly by Internet or by returning a proxy card, whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and wish to change your prior vote, you may do so at that time.

Thank you for your support.

Sincerely,

Kimberly E. Ritrievi, ScD
Chair, Board of Directors

MATIV HOLDINGS, INC.
100 Kimball Place, Suite 600
Alpharetta, Georgia 30009

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Mativ Holdings, Inc. will be held via live audio webcast in a virtual meeting format at www.virtualshareholdermeeting.com/MATV2025 on Wednesday, April 30, 2025 at 11:00 a.m. Eastern Time for the following purposes:

1. To elect Kimberly E. Ritrievi, ScD as a Class III director for a term expiring at the 2028 Annual Meeting of Stockholders;

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2025;

3. To hold a non-binding advisory vote to approve executive compensation;

4. To approve the adoption of an amendment to the Mativ Holdings, Inc. 2024 Equity and Incentive Plan; and

5. To transact such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

We currently are not aware of any other business to be brought before the Annual Meeting.

Your vote is important. You may vote all shares that you owned as of March 10, 2025, which is the record date for the Annual Meeting. A majority of the outstanding shares of our common stock must be represented virtually at the Annual Meeting or by proxy to constitute a quorum at the Annual Meeting for the conduct of business. The attached Proxy Statement includes important information regarding the Annual Meeting, including what you need to do in order to participate and how to vote prior to the meeting. I urge you to vote promptly by Internet or by returning a proxy card.

Sincerely,

Mark W. Johnson
Chief Legal and Administrative Officer and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on April 30, 2025. Our Proxy Statement and the Mativ Holdings, Inc. 2024 Annual Report on Form 10-K are available online at our Investor Relations website at http://ir.mativ.com/ or at www.proxyvote.com.

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING 1
PROPOSAL ONE ELECTION OF DIRECTORS 6
   Overview of Our Board (Continuing Directors and Our Director Nominee) 6
   Board Structure 6
   Board Succession Planning 6
   Nominee for Director 6
   Board Recommendation 6
   Background Information on the Nominee and Continuing Directors 7
   Nominee for Election to the Board of Directors 7
   Members of Board of Directors Continuing in Office 8
   Nomination of Directors 11
   Board Diversity 12
   How Stockholders May Nominate or Recommend Director Candidates 12
EXECUTIVE COMPENSATION 13
   Compensation Discussion & Analysis 13
COMPENSATION COMMITTEE REPORT 27
CORPORATE GOVERNANCE 43
   Majority Vote Resignation Policy 43
   Board of Directors and Standing Committees 43
   Board Exercise of Risk Oversight 46
   Cybersecurity Matters 47
   Environmental and Social Matters 47
   Corporate Governance Documents 48
   Transactions with Related Persons 49
STOCK OWNERSHIP 50
   Significant Beneficial Owners 50
   Directors and Executive Officers 50
DIRECTOR AND NAMED EXECUTIVE OFFICER BENEFICIAL OWNERSHIP TABLE 52
PROPOSAL TWO RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S
   INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025 53
   Appointment of the Independent Registered Public Accounting Firm 53
   Board Recommendation 53
   Information Regarding the Independent Registered Public Accounting Firm 53
   Audit, Audit Related, Tax and All Other Fees 53
   Pre-approval Policies and Procedures 53
AUDIT COMMITTEE REPORT 55
PROPOSAL THREE NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE
   COMPENSATION 56
   Board Recommendation 57
PROPOSAL FOUR APPROVAL OF THE FIRST AMENDMENT TO THE MATIV HOLDINGS, INC.
   2024 EQUITY AND INCENTIVE PLAN 58
OTHER INFORMATION 68
   Stockholder Proposals and Director Nominations for the 2026 Annual Meeting 68
   Annual Report on Form 10-K and Proxy Statement 68
   Communicating with the Board 68
APPENDIX A: AMENDMENT NO. 1 TO MATIV HOLDINGS, INC. 2024 EQUITY AND INCENTIVE
   PLAN A-1
APPENDIX B: MATIV HOLDINGS, INC. 2024 EQUITY AND INCENTIVE PLAN (AS AMENDED) . . . B-1

MATIV HOLDINGS, INC.
100 Kimball Place, Suite 600
Alpharetta, Georgia 30009
PROXY STATEMENT
INTRODUCTION

This Proxy Statement and the accompanying proxy card are being furnished to the stockholders of Mativ Holdings, Inc., a Delaware corporation, formerly known as Schweitzer-Mauduit International, Inc. and referred to as either the "Company" or "Mativ," in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the 2025 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement thereof. The Company intends to mail proxy materials on or about March 21, 2025.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

When and Where is the Annual Meeting?

The Annual Meeting will be held via live audio webcast on April 30, 2025, at 11:00 a.m. Eastern Time, in a virtual meeting format at www.virtualshareholdermeeting.com/MATV2025.

How May I Participate in the Virtual Annual Meeting?

You may attend the virtual Annual Meeting, ask questions, and vote your shares during the Annual Meeting at www.virtualshareholdermeeting.com/MATV2025. If you are a stockholder of record as of March 10, 2025, the record date for the Annual Meeting, you should log into the meeting website with your 16-digit control number found on your proxy materials, which will allow you to vote and ask questions during the meeting.

Online check-in will begin at 10:45 a.m. Eastern Time. We encourage you to access the Annual Meeting prior to the start time, leaving ample time for the check-in process. There will be technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or during the meeting, please call the technical support number that will be posted on the virtual shareholder meeting login page.

The Company will post the rules of conduct for the Annual Meeting to the virtual meeting website. We will post a recording of the entire meeting, including appropriate questions received during the meeting and the Company's answers, on http://ir.mativ.com/ as soon as practicable after the Annual Meeting.

As always, you are encouraged to vote your shares prior to the Annual Meeting.

What is the Purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters listed in the attached Notice of Annual Meeting of Stockholders, including (i) to elect one director for a term expiring in 2028; (ii) to ratify the Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025; (iii) to hold a non-binding advisory vote to approve executive compensation; and (iv) to approve the adoption of an amendment to the Mativ Holdings, Inc. 2024 Equity and Incentive Plan.

We currently are not aware of any business to be acted upon at the Annual Meeting other than that described in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, or any adjournment or postponement of the Annual Meeting, your proxy includes discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Adjournment of the Annual Meeting may be made for the purpose of, among other things, soliciting additional proxies to obtain a quorum. Any adjournment may be made from time to time by the chair of the Annual Meeting.

Who May Attend the Annual Meeting?

All stockholders of record at the close of business on March 10, 2025, the record date for the Annual Meeting, or their duly appointed proxies may attend the Annual Meeting. Although we encourage you to promptly vote over the Internet, by phone, or by mailing a proxy card to ensure your vote is counted, you may also attend the virtual Annual Meeting and vote your shares during the meeting.

Why Did I Receive a Notice in the Mail Regarding the Internet Availability of the Proxy Materials Instead of a Paper Copy of the Proxy Materials?

The Notice of Internet Availability of Proxy Materials (the "Internet Notice") that we mail to our stockholders (other than those who previously requested printed copies or electronic delivery) directs you to a website where you can access our proxy materials and view instructions on how to vote. By providing access to our proxy materials and 2024 Annual Report on the Internet rather than mailing printed copies, we save natural resources and reduce printing and distribution costs, while providing a convenient way to access the materials and vote. If you would prefer to receive a paper copy of these materials, please follow the instructions included in the Internet Notice.

What Constitutes a Quorum for Purposes of the Annual Meeting?

A quorum for the Annual Meeting will be a majority of the outstanding shares of the Company's common stock, par value $0.10 per share (the "Common Stock"), represented by proxy or present at the virtual Annual Meeting. Abstentions and "broker non-votes" are counted as present for purposes of determining a quorum.

Can I Ask Questions at the Virtual Annual Meeting?

Yes. Stockholders as of the record date who properly log in and participate in our virtual Annual Meeting will have an opportunity to submit questions live via the Internet during a designated portion of the meeting. During the question and answer session, we intend to answer all questions submitted during the meeting which are pertinent to the Company and the meeting matters, as time permits.

Who is Entitled to Vote at the Annual Meeting?

Each stockholder of record at the close of business on March 10, 2025, the record date for the Annual Meeting, will be entitled to one vote for each share registered in such stockholder's name. As of March 10, 2025, there were 54,517,608 shares of Common Stock outstanding.

Participants in the Company's Retirement Savings Plan, the Neenah, Inc. 401(k) Plan and the Neenah, Inc. Retirement Contribution Plan (093861) (the "Plans") may vote the number of shares they hold in that plan. The number of shares shown on a participant's proxy card includes the stock units the participant holds in the Plans and serves as a voting instruction to the trustee of the Plans for the account in the participant's name. Information as to the voting instructions given by individuals who are participants in the Plans will not be disclosed to the Company.

A list of stockholders entitled to vote at the Annual Meeting will be available to stockholders for examination 10 days prior to the Annual Meeting. To review the list of stockholders, please contact Investor Relations at investors@mativ.com.

How May I Vote My Shares?

If you are a stockholder of record and hold your shares in your own name with our transfer agent, Equiniti Trust Company, LLC, you can vote over the Internet until 11:59 p.m. Eastern Time the day before the Annual Meeting by following the instructions on your proxy card or notice or you may vote during the virtual Annual Meeting by logging into the website with your 16-digit control number found on your proxy materials. You may also vote by completing, signing, dating and mailing a proxy card to: Mativ Holdings, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If your shares are held in "street name" (i.e., if they are held through a broker, bank or other nominee), you may receive a separate voting instruction form, or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically by using the Internet or by telephone prior to the Annual Meeting. You may also vote during the virtual Annual Meeting by logging into the website with your 16-digit control number found on your proxy materials.

If your vote is received before the Annual Meeting, the named proxies will vote your shares as you direct. If you return a validly executed proxy but do not make voting selections, your shares will be voted in accordance with the Board's recommendations on each proposal, discussed below.

How Does the Board Recommend that I Vote?

The Board unanimously recommends that you vote:

- **FOR** Proposal One – electing Kimberly E. Ritrievi, ScD as a Class III director for a term expiring at the 2028 Annual Meeting of Stockholders;

- **FOR** Proposal Two - Ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2025;

- **FOR** Proposal Three - Non-Binding Advisory Vote to Approve Executive Compensation; and

- **FOR** Proposal Four - Adoption of an amendment to the Mativ Holdings, Inc. 2024 Equity and Incentive Plan.

What Vote is Required to Approve Each Proposal?

Proposal One - Election of Directors. Directors will be elected by receiving a plurality of the votes cast of shares entitled to vote on the election of directors at the Annual Meeting. This means that the individuals who receive the greatest number of votes cast "FOR" will be elected as directors, up to the maximum number of directors to be chosen at the meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement, which is one. Votes may be cast in favor of, or withheld from, the nominee. Votes that are withheld will be excluded entirely from the vote and will have no effect.

Proposal Two - Ratification of the Appointment of the Independent Registered Public Accounting Firm. The vote will be decided by the affirmative vote of a majority of shares virtually present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting.

Proposal Three - Non-Binding Advisory Vote to Approve Executive Compensation. The vote will be decided by the affirmative vote of a majority of shares virtually present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. This is an advisory vote and is not binding on the Board of Directors. However, the Compensation Committee and the Board of Directors expect to take into account the outcome of the vote when considering future decisions regarding executive compensation.

Proposal Four - Approval of the Adoption of an Amendment to the Mativ Holdings, Inc. 2024 Equity and Incentive Plan. The vote shall be decided by the affirmative vote of a majority of shares virtually present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting.

What Happens if I Do Not Vote My Shares?

We encourage you to vote. Voting is an important stockholder right and helps to establish a quorum for the conduct of business. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. In tabulating the voting result for any particular proposal, abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" (or "WITHHOLD" for) the proposals. Accordingly, abstentions will have no effect on Proposal One, because only votes "FOR" the director nominee will be considered in determining the outcome. Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote "AGAINST" Proposals Two, Three and Four.

Under the New York Stock Exchange ("NYSE") rules, if your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares only on certain "routine" matters. Proposal Two is a "routine" matter under NYSE rules and, as such, your broker is permitted to exercise discretionary voting authority to vote your shares "FOR" or "AGAINST" the proposal in the absence of your instruction. The other proposals are not considered "routine" matters. Accordingly, if you do not direct your broker how to vote on such proposals, your broker may not exercise discretionary voting authority and may not vote your shares. This is called a "broker non-vote," and although your shares will be considered to be represented by proxy at the Annual Meeting and counted for quorum purposes as discussed above, they are not considered to be shares "entitled to vote" on those proposals and will not be counted as having been voted on the applicable proposals. Therefore, they will not have the effect of a vote for or against (or withheld from) such proposals.

How Can I Revoke My Proxy or Change My Vote?

At any time before it is voted, any proxy may be revoked by the stockholder who granted it by (i) delivering to the Company's Corporate Secretary at the Company's principal executive office another signed proxy card or a signed document revoking the earlier proxy or (ii) voting online during the virtual Annual Meeting. You may also change your previously submitted vote by submitting a subsequent vote over the Internet prior to the Annual Meeting. The last vote received prior to the Annual Meeting will be the one counted.

If your shares are held in "street name" (i.e., if they are held through a broker, bank or other nominee), you may submit new voting instructions by contacting your broker, bank or other nominee. At any time before your previously submitted vote or previously granted proxy is voted, you may change such vote or revoke such proxy online during the Annual Meeting if you obtain a legal proxy from the record holder (the broker, bank or other nominee) giving you the right to vote the shares and have followed the instructions to participate in the meeting provided above under "How May I Participate in the Virtual Annual Meeting?".

Who Pays for the Proxy Solicitation?

The Company has engaged Georgeson LLC, to assist in distributing and soliciting proxies for a fee of approximately $15,500, plus reasonable out-of-pocket expenses. However, the proxy solicitor fee is only a small fraction of the total cost of the proxy process. A significant expense in the proxy process is printing and mailing the proxy materials. The Company will reimburse brokers, fiduciaries and other nominees for their reasonable expenses in forwarding proxy materials to beneficial owners. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of the Company will not receive any additional compensation in connection with such solicitation. The Company will pay the entire cost of the proxy solicitation.

Who Will Count the Vote?

Broadridge Financial Solutions, Inc. ("Broadridge") has been engaged to tabulate stockholder votes and act as our independent inspector of election for the Annual Meeting.

Who Can Help Answer Any Other Questions I Might Have?

If you have any questions concerning the virtual Annual Meeting or need help voting your shares of Common Stock, please contact Broadridge at 1-800-690-6903 with your 16-digit control number found on your proxy materials. If you would like to request a copy of the material(s) for the Annual Meeting, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com.

Hedging and Pledging Policy

The Company's insider trading policy prohibits directors and key executives (including all Named Executive Officers) from directly or indirectly hedging or pledging any of the Company's equity securities.

Hedging is defined in the policy to include any instrument or transaction, including put options and forward-sale contracts, through which such director or key executive would offset or reduce exposure to the risk of price fluctuations in the Company's stock. In addition, the Company strongly discourages all other employees from engaging in similar arrangements with respect to Company stock, and any employee who wishes to enter into such an arrangement must seek prior approval from our Chief Legal Officer.

The policy also generally prohibits all officers, directors and employees of the Company (and its subsidiaries, independent contractors or consultants) from, among other things, engaging in short sales or transactions in publicly traded options, puts, calls or other derivative securities based on the Company's equity securities on an exchange or any other organized market.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports with the SEC regarding beneficial ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

Based solely on a review of copies of such reports filed with the SEC and written representations from the Company's directors and executives that no other reports were required, the Company believes that all of its directors, executive officers and greater than 10% stockholders complied with the reporting requirements of Section 16(a) applicable to them since January 1, 2024, other than due to administrative error, a late Form 4 filing on behalf of Ms. Schertell and Mr. Weitzel to report RSU vesting on January 26, 2024; late Form 4 filings on behalf of former director Jeffrey Keenan to report acquisitions of Common Stock on February 28 and March 1, and March 7 and 8, 2024; a late Form 3 and Form 4 filing on behalf of Messrs. Downard and Stenzel to report acquisitions of RSUs on January 30, 2024 and cash settlement of RSUs on February 16, 2024; a late Form 3 and Form 4 filing on behalf of Mr. Stenzel; and a late Form 4 on behalf of Ms. Allegri to report the acquisition of RSUs on April 26, 2024.

PROPOSAL ONE
ELECTION OF DIRECTORS

Overview of Our Board (Continuing Directors and Our Director Nominee)



2 Directors 60-70 years   **2 Directors** <60 years   **2 Directors** 6+ years

4 of 5 Directors Independent   Age   **20%** Gender Diversity   Director Tenure

1 Director >70 years   **3 Directors** 0-5 years

Board Structure

The Company's By-Laws provide that the number of directors on its Board shall be fixed by resolution of the Board from time to time.

The Board is divided into three classes of directors of the same or nearly the same number. The table below shows the allocation of our directors and nominee across the three classes. John D. Rogers, PhD, who is currently a Class III director, will not stand for re-election at the Annual Meeting. Accordingly, as of the date of this proxy statement, there are six directors serving on the Board. The Board has agreed that the number of directors constituting the entire Board immediately following the Annual Meeting shall be five:

Class I - Current Term Ending at 2026 Annual Meeting	Class II - Current Term Ending at 2027 Annual Meeting	Class III - Nominee for Election at 2025 Annual Meeting
Marco Levi	Shruti Singhal	Kimberly E. Ritrievi, ScD
William M. Cook	John K. Stipancich	

Board Succession Planning

The Board, through its Nominating & Governance Committee, regularly reviews the particular skill sets required by the Board based on the nature of the Company's business, strategic plans and regulatory challenges as well as the current performance of the incumbent directors. The Nominating & Governance Committee expects to continue to seek director candidates to replace current directors as they retire.

The By-Laws of the Company provide that a director is not eligible for election or re-election after his or her 72nd birthday but allows the Board to make an exception to this policy when it believes that nomination is in the best interests of the Company's stockholders.

Nominee for Director

Upon recommendation of the Nominating & Governance Committee, the Board has nominated Kimberly E. Ritrievi, ScD for election to the Board as a Class III director to serve a three-year term ending at the 2028 Annual Meeting of Stockholders. If elected by our stockholders, Dr. Ritrievi will hold office until her successor has been elected and qualified or until her earlier resignation or removal. Dr. Ritrievi is a current member of the Board.

The Board has determined that Dr. Ritrievi is independent pursuant to the independence standards of the SEC, the NYSE and the Company. Dr. Ritrievi has consented to serve if elected. Should the nominee become unable to serve, proxies may be voted for another person designated by the Board. Proxies can only be voted for the number of persons named as nominees in this Proxy Statement (one).

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election to the Board of our nominee, Kimberly E. Ritrievi, ScD.

Background Information on the Nominee and Continuing Directors

The name of the nominee and the directors continuing in office, their ages as of the date of the Annual Meeting, their principal occupations and public company directorships during at least the past five years and certain other biographical information are set forth on the following pages.

Nominee for Election to the Board of Directors

Kimberly E. Ritrievi, ScD
Age: 66
Director Since: 2018



Business Experience:

- President, The Ritrievi Group, LLC, since 2005

- Various leadership roles at Goldman Sachs & Co., 1997 – 2004

Public Company Directorship:

- Director of Tetra Tech, Inc., since 2013

Director Qualifications:

- Dr. Ritrievi has over thirty years of collective experience in the capital markets and specialty chemicals industries. Dr. Ritrievi's financial markets career has given her significant experience in identifying and creating stockholder value by applying short- and long-term time horizons and assessing strategy, capital allocation, business mix, competitive position and execution capabilities. In addition, Dr. Ritrievi has experience in the specialty chemical industry that provides her with insight into the Company's key products and customers.

Members of Board of Directors Continuing in Office

William M. Cook
Age: 71
Director Since: 2022



Business Experience:
- President and Chief Executive Officer, Donaldson Company, Inc., 2004 – 2015

- Various leadership roles at Donaldson Company, Inc., 1994 – 2004

Public Company Directorships:
- Director, IDEX Corporation, 2008 – 2022

- Director, AXALTA Coating Systems, Ltd., since 2019

- Director, Neenah Inc., 2016 – 2022

- Director, Valspar Corporation, 2010 – 2017

Director Qualifications:
- Mr. Cook brings to the Mativ Board his 35 years of filtration industry experience and his operations experience and financial expertise at Donaldson where he held a wide range of financial and business positions with global responsibilities. Mr. Cook is an experienced public company board member having served on the board of Donaldson Company, Inc. from 2004 - 2016 and as an independent Director for IDEX Corporation, Neenah, AXALTA Coating Systems, Ltd., and Valspar Corporation. Mr. Cook also has valuable board experience from his past board service for various private company and charitable organizations.

Marco Levi
Age: 67
Director Since: 2016



Business Experience:
- Chief Executive Officer, Ferroglobe PLC, a mining and metals company, since January 2020

- Chief Executive Officer, Thermission AG, a metals finisher, June 2018 – December 2019

- President and Chief Executive Officer, Ahlstrom Corporation, 2014 – 2016

- Senior Vice President and Business President of Emulsion Polymers, Styron Corporation, 2010 – 2014

Public Company Directorships:
- Director of Ferroglobe PLC, since 2020

Director Qualifications:
- Mr. Levi has over thirty years of experience in the Mine & Metals, chemicals, plastics and specialty paper and composites industries. His record of successfully running global materials technology businesses brings proven leadership experience to the Board. He is currently chief executive officer and Board Director of Ferroglobe PLC, a world leader in mines and minerals and recently served as the chief executive officer of Thermission AG, a pioneer in the field of zinc thermal diffusion to coat and finish industrial commercial materials. As the former president and chief executive officer of Ahlstrom Corporation, a global high-performance fiber company, Mr. Levi understands the principles that create stockholder value and has successfully navigated many of the strategic challenges facing a publicly traded company. Prior to his service with Ahlstrom Corporation, Mr. Levi was the senior vice president and business president of Emulsion Polymers, Styron Corporation, a global chemical materials solutions provider. There, he led the Emulsion Polymers business through a successful initial public offering and was integral in overseeing core business functions including manufacturing, supply chain marketing, sales and research and development.

Shruti Singhal
Age: 55
Director Since: 2022



Business Experience:
- President and Chief Executive Officer of the Company, since March 2025

- President and Chief Executive Officer, Chroma Color Corporation, a leading formulator, and specialty color and additive concentrates supplier, 2021 – March 2025

- President, DSM's Engineering Materials Business, 2019 – 2021

Public Company Directorships:
- Director, Neenah Inc., 2021 – 2022

Director Qualifications:
- Mr. Singhal brings significant business and engineering experience in the specialty materials industry gained from his roles as President and Chief Executive Officer of Chroma Color Corporation, a leading formulator, and specialty color and additive concentrates supplier, and as President of DSM's Engineering Materials Business. Mr. Singhal also extensive experience with international corporate operations as he has worked in North America and Europe with companies like Henkel, Cognis (now BASF), Rohm & Haas, The Dow Chemical Company, Ashland, Solenis, General Cable, DSM and others throughout his career.

John K. Stipancich
Age: 56
Director Since: 2024



Business Experience:
- Executive Vice President, General Counsel and Secretary of Roper Technologies, Inc., an operator of market-leading businesses that design and develop vertical software and technology-enabled products for a variety of niche markets, since 2016

- Chief Financial Officer of Newell Brands Inc., 2014 – 2016

- General Counsel of Newell Brands Inc., 2009 – 2014

Director Qualifications:
- Mr. Stipancich has extensive business and legal experience, having worked as both chief financial officer and general counsel of Fortune 500 companies. He has a wealth of M&A experience, including acquisitions, divestitures, joint ventures, and tax restructurings. Mr. Stipancich also bring significant special materials global operations experience, as he served as the General Counsel and Corporate Secretary, and Executive Leader of Newell Brand Inc.'s operations in the Europe, Middle East, and Africa region.

Summary of Skills, Experience, and Attributes of Director Nominee and Continuing Directors

Our director nominee and continuing directors and bring a diversity of expertise, experience, skills, and attributes to the Board. The following director skills matrix highlights the balanced mix of skills, experience and attributes that are most relevant to our Company.

Skills and Experience	W. Cook	M. Levi	K. Ritrievi	S. Singhal	J. Stipancich
Current/Former CEO	X	X		X	
Public Company Board Experience	X	X	X	X	
Strategic Leadership	X	X	X	X	X
Audit/Accounting/ Financial Statements	X	X	X	X	X
M&A/Integration/ Transformation	X	X	X	X	X
Industrial/ Manufacturing Sector Experience	X	X		X	X
International Experience	X	X	X	X	X
Investor Relations	X	X	X	X	X
Innovation/R&D	X	X	X	X	
Human Capital	X	X	X	X	X
Executive Compensation	X	X	X	X	X
Advertising/ Marketing/Sales		X		X	
Communications		X		X	
Enterprise Risk Management	X			X	X
Legal/Regulatory				X	X
ESG/Sustainability		X	X	X	X

Attributes	W. Cook	M. Levi	K. Ritrievi	S. Singhal	J. Stipancich
Gender Diversity					
Male	X	X		X	X
Female			X		
Racial Diversity					
Asian/Pacific Islander				X	
White/Caucasian	X	X	X		X

Nomination of Directors

Directors may be nominated by the Board or by stockholders in accordance with the By-Laws of the Company. The Nominating & Governance Committee, which is composed of independent directors, identifies potential candidates and reviews all proposed nominees for the Board, including those proposed by stockholders. The Nominating & Governance Committee selects individuals as director nominees who have the highest personal and professional integrity and whose background and skills will enhance the Board's ability to serve the long-term interests of the Company's stockholders. The candidate review process includes an assessment of the person's judgment, experience, financial expertise, independence, understanding of the Company's business or other related industries, commitment and availability to prepare for and attend Board and Standing Committee meetings and such other factors as the Nominating & Governance Committee determines are relevant in light of the needs of the Board and the Company. In seeking director candidates, the Nominating & Governance Committee uses a director candidate qualification matrix that compares the skills, experience, and competencies of existing directors, directors that are expected to retire in the near-term and the anticipated future strategic and operational strategies and development needs of the Company in order to identify skills, experience and/or competencies that may otherwise be absent from the Board's future composition. It also uses its and the Board's professional contact networks and/or director search firms to identify and recommend to the Board suitable director candidates.

The Nominating & Governance Committee selects qualified candidates consistent with criteria approved by the Board and presents them to the full Board, which decides whether to nominate the candidate for election to the Board. The Nominating & Governance Committee Charter authorizes the Nominating & Governance Committee to retain such outside experts, at the Company's expense, as it deems necessary and appropriate to assist it in the execution of its duties. The Nominating & Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates other candidates. A further discussion of the process for stockholder nominations and recommendations of director candidates is found under the caption "How Stockholders May Nominate or Recommend Director Candidates."

Board Diversity

The Nominating & Governance Committee, with input from the Board, considers a wide range of factors in determining the desired experiences and qualifications for director candidates and then seeks candidates that best meet those criteria. The Company does not have a formal policy concerning the diversity of its directors, however, the diversity of the Board is a consideration in evaluating candidates for the Board.

The Board is committed to including candidates with diverse personal and professional backgrounds in the pool of candidates when conducting a search for qualified candidates.

How Stockholders May Nominate or Recommend Director Candidates

Any stockholder of record entitled to vote generally in the election of directors may nominate one or more persons for election as directors by complying with the procedures set forth in the Company's By-Laws, a copy of which may be obtained from the Company's Corporate Secretary. The notice of intent to nominate a candidate for the Board must satisfy the requirements described in the By-Laws and be received by the Company not less than 90 calendar days nor more than 120 calendar days before the first anniversary date of the preceding year's annual meeting. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

Stockholders may recommend a director candidate for consideration by the Nominating & Governance Committee by notifying the Company's Corporate Secretary in writing at Mativ Holdings, Inc., 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009. The information that must be included in the notice and the procedures that must be followed (including the timeframe for submission) by a stockholder wishing to recommend a director candidate for the Nominating & Governance Committee's consideration are the same as would be required under the By-Laws if the stockholder wished to nominate that candidate directly.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Overview

In 2024, we continued to make progress on strategic initiatives to drive long-term growth, with a focus on profit growth, cash flow generation and reducing our debt and leverage.

As part of the organizational realignment initiative implemented during the first quarter of 2024, we reorganized into two new reportable segments: Filtration & Advanced Materials (FAM), focused primarily on filtration & netting, and advanced films categories, and Sustainable & Adhesive Solutions (SAS), focused primarily on tapes, labels & liners, paper & packaging, and healthcare categories. We believe this structure enables us to streamline organizational size and complexity, and leverage business critical resources to enhance customer support. In connection with this realignment, the Company engaged in a significant workforce reduction, which resulted in an overhead cost reduction of $20 million in 2024, and announced a second wave of savings to be unlocked by system integrations, further restructuring, and transactional efficiencies and which we expect will result in an additional $20 million savings by the end of 2026, effectively reducing overhead costs by approximately 15% over that timeframe.

Looking ahead to 2025, we have a clear portfolio strategy with identified growth platforms and investments for the future, aligned with our strongest markets and customers. This includes investments in capacity and capabilities in filtration, release liners, specialty tapes, optical films and health care. From an execution approach, as we enter 2025, we are laser focused on profit growth, cash flow generation and reducing our debt and leverage.

As such, in 2025, we expect to reduce overall capital spending while still investing for growth, be even more aggressive on our footprint efforts, continue to streamline the organization by reducing complexity in how we go to market and further reduce supply chain and manufacturing costs. These actions are targeted at reducing costs while simultaneously supporting and improving customer relationships. We are optimistic about what we can accomplish as we leverage our teams and commercial excellence best practices across the Company.

Named Executive Officers

For 2024, the Company's Named Executive Officers ("NEOs") were:

- **Julie Schertell**, Former President and Chief Executive Officer

- **Greg Weitzel**, Chief Financial Officer

- **Mark W. Johnson**, Chief Legal and Administrative Officer and Corporate Secretary

- **Michael W. Rickheim**, Chief Human Resources and Communications Officer

- **Ryan Elwart**, Group President, Sustainable & Adhesive Solutions (commenced employment on January 30, 2024)

As previously disclosed, effective March 11, 2025, Shruti Singhal was appointed President and Chief Executive Officer, and Ms. Schertell departed the Company and stepped down from her role as a member of the Board. Please see "2025 CEO Transition" below for additional information regarding this transition.

Executive Compensation Philosophy

The Compensation Committee of the Board (the "Committee") which is responsible for overseeing the Company's executive compensation program, believes that the Company's executive compensation program should reward actions and behaviors that build a foundation for the long-term performance of the Company, while also rewarding achievement of short-term performance goals informed by the Company's strategy. To align the Company's executive compensation program with the Committee's compensation philosophy, the Committee has adopted the following objectives and guiding principles:

Reward actions and behaviours that build a foundation for the long-term performance of the Company while also rewarding achievement of short-term performance goals informed by the Company's strategy



Pay-for-Performance	**Align with Stockholder Interests**	**Attract, Retain and Motivate**
Allocate a significant portion of total target compensation to incentive-based compensation opportunities tied to the performance of the Company	Set incentive plan objectives that the Committee believes contribute to increased stockholder value and award a significant portion of total compensation opportunity in the form of equity	Utilize an annual competitive compensation study to guide decisions regarding total and individual compensation components and values

2024 "Say on Pay": Advisory Votes on Executive Compensation and Stockholder Engagement

In 2024, in a non-binding advisory vote, the Board asked the Company's stockholders to indicate whether they approved the Company's compensation program for its NEOs, as disclosed in the 2024 proxy statement ("say on pay"). At its 2024 Annual Meeting of Stockholders, the Company's stockholders approved the compensation program for its NEOs, with approximately 97% of the votes cast in favor of the say on pay proposal, which was consistent with the support we received on average for the five previous say on pay proposals of 97%.



2024 Say on Pay Vote

97% Approval

The Committee's review of the Company's executive compensation program considers whether the program serves the interests of stockholders. The Committee values continuing and constructive feedback from our stockholders on compensation and management and the Committee make themselves available to have a continuing dialogue with our stockholders in order to better understand their opinions regarding our executive compensation program. The Committee will continue to monitor our executive compensation program and, as it deems appropriate, engage with our stockholders and take into account stockholder input. Stockholders are invited to express their views or concerns directly to the Committee or the Board in the manner described below under "Communicating with the Board."

Key Compensation Policies and Practices

We are committed to having strong governance standards with respect to our executive compensation program, policies and practices. Consistent with this focus, our 2024 executive compensation program was based on the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

What We Do:			
✓	**A significant portion of the NEOs' total target compensation is delivered in the form of variable compensation that is connected to actual performance.**	✓	**Annual compensation risk assessment.**
✓	**Maximum payout caps for annual and long-term incentive compensation.**	✓	**Annual peer group review.**
✓	**Linkage between quantitative performance measures for incentive compensation and operating objectives.**	✓	**TSR modifier applicable to 2024 performance-based equity awards.**
✓	**Independent compensation consultant reporting directly to the Committee and providing no other services to the Company.**	✓	**Clawback policies.**
✓	**Robust stock ownership guidelines for NEOs.**		

What We Don't Do:	
✗	**Change-in-control tax gross-ups.**
✗	**"Single trigger" vesting of equity awards in the event of a change-in-control.**
✗	**Re-price stock options or buy out underwater option awards.**
✗	**Allow directors and key executives (including the NEOs) to hedge or pledge their Company securities.**
✗	**Executive employment contracts unless required by local law.**
✗	**Excessive perquisites.**

Elements of the 2024 Executive Compensation Program

The graphic below summarizes the material elements of the Company's 2024 executive compensation program for the NEOs. The Committee believes that this design balances fixed and variable compensation elements, provides alignment with the Company's short and long-term financial and strategic priorities through the short-term and long-term incentive programs, and provides alignment with stockholder interests.

2024 Annual Pay Elements*			
	Salary	**Short-Term Incentive Plan**	**Service-Based Restricted Stock Units ("RSUs")**	**Performance-Based Restricted Stock Units ("PSUs")**
Who Receives	All NEOs ———————————————————————————————————→			
When Granted	Annually ———————————————————————————————————→			
Form of Delivery	Cash ———————————————→		Equity ————————————————————→	
Why We Pay	Establish a pay foundation at competitive levels to attract and retain talented executives	Motivate and reward executives for performance related to key financial performance metrics Hold executives accountable, with payouts varying from target based on actual performance against pre-established and communicated performance goals	Align the interests of executives with those of the Company's stockholders by subjecting payout to fluctuations in the Company's stock price performance Competitive with market practices in order to attract and retain top executive talent	Align the interests of executives with those of the Company's stockholders by focusing the executives on the Company's financial performance over the performance period and further subjecting payout to fluctuations in the Company's stock price performance Competitive with market practices in order to attract and retain top executive talent
Vesting/Performance Period	N/A	1 year	3 years pro-rata	3 years cliff

		2024 Annual Pay Elements*		
	Salary	**Short-Term Incentive Plan**	**Service-Based Restricted Stock Units ("RSUs")**	**Performance-Based Restricted Stock Units ("PSUs")**
How Target and Payout Are Determined	Committee determines amounts and considers Chief Executive Officer recommendations for other NEOs Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant	Committee determines target amounts and considers Chief Executive Officer recommendations for other NEOs Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant Committee determines performance objectives and evaluates performance against objectives	Committee determines target amounts and considers Chief Executive Officer recommendations for other NEOs Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant	Committee determines target amounts and considers Chief Executive Officer recommendations for other NEOs Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant Committee determines performance objectives and evaluates performance against objectives
Performance Measures	Individual	EBITDA, Revenue, Safety Scorecard	Change in Company stock price	Free Cash Flow as a Percent of Net Sales, Return on Invested Capital, Relative TSR

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* Excludes sign-on compensation awarded to Mr. Elwart in connection with the commencement of his employment, as described below under ''New Hire Compensation.''

The following charts illustrates the mix of the targeted 2024 annual direct compensation for the Chief Executive Officer and the average mix of the targeted 2024 annual direct compensation for our other NEOs (excluding sign-on compensation awarded to Mr. Elwart in connection with the commencement of his employment) and the portion of that compensation that is at-risk.

CEO 2024 Target Total Direct Compensation


Annual Salary
Short-Term Incentive
Long-Term Incentive
18.3%
21.1%
60.6%
At-Risk Compensation 81.7%

Other NEO Average 2024 Target Total Direct Compensation


Annual Salary
Short-Term Incentive
Long-Term Incentive
At-Risk Compensation 67.6%
21.8%
32.4%
45.8%

Base Salary

In February 2024, in consultation with Meridian Compensation Partners, LLC ("Meridian"), the Committee's independent compensation consultant, and based on Meridian's review of materials prepared by Aon plc ("Aon") as well as individual performance, the Committee increased the base salaries for all of the NEOs other than Mr. Elwart, with the increases made in order to more closely align the NEO salary levels with the competitive market. In connection with his commencement of employment in January 2024, Mr. Elwart's base salary was established after consulting with Meridian and considering internal pay equity and a review of competitive market practices.

Name	2023 Annual Base Salary	2024 Annual Base Salary
Julie Schertell	$925,000	$975,000
Greg Weitzel	$425,000	$475,000
Mark W. Johnson	$470,000	$500,000
Michael W. Rickheim	$425,000	$450,000
Ryan Elwart[1]	N/A	$500,000

(1) Mr. Elwart's 2024 annual base salary represents his annual base salary, effective January 30, 2024.

2024 Short-Term Incentive Plan

In February 2024, after consulting with Meridian, the Committee approved cash-based award opportunities for the NEOs under our 2024 Short-Term Incentive Plan ("STIP") as set forth in the table below in order to further align their compensation with the Company's performance. The performance objectives for 2024 were EBITDA Delivered, revenue and Safety Scorecard. The Committee determined to replace the Synergies Achieved metric that had been originally approved for the 2023 STIP with revenue due to the amount of time that has elapsed since the consummation of the July 2022 merger between Schweitzer-Mauduit International, Inc. ("SWM") and Neenah, Inc. ("Neenah"), resulting in the combined company, Mativ Holdings, Inc. (the "Merger"), and to focus instead on metrics that were viewed by the Committee to be core drivers of the Company's performance and stockholder value creation.

The following table summarizes the 2024 target annual incentive opportunity for each NEO (expressed as a percentage of 2024 base salary). The target award opportunities for Messrs. Weitzel and Johnson were increased based on a review of the competitive market data as well as their individual performance since assuming their respective roles. The target award opportunity for Mr. Elwart was determined after considering market data and the Company's historical compensation practices.

Name	2023 Target Bonus (% of Base Salary)	2024 Target Bonus (% of Base Salary)
Julie Schertell	115%	115%
Greg Weitzel	65%	70%
Mark W. Johnson	65%	70%
Michael W. Rickheim	65%	65%
Ryan Elwart	N/A	65%

The following table sets forth the financial performance metrics applicable to the determination of 2024 STIP payouts for the NEOs. The target achievement levels for the EBITDA Delivered and revenue metrics were based our 2024 budget, factoring in anticipated growth rates for such metrics. The Committee believed at the time that the performance targets set for the 2024 STIP were rigorous yet achievable, and therefore established the targets so that they would be achieved, at the target performance level, if the Company successfully executed against its operating plan for 2024.

| | 2024 Objectives[1] | | | Results | |
MEASUREMENT METRICS	Threshold (50%)	Target (100%)	Maximum (200%)[2]	Actual Performance	Attainment Percentage
70% EBITDA Delivered[3] ($ in millions)	$ 213	$ 235	$ 272	$221	67%
20% Revenue[4] ($ in millions)	$2,026	$2,168	$2,261	Below Threshold	0%
10% Safety Scorecard[5]	80%	90%	100%	96%	115%

[1] For any actual performance which falls between two defined payout thresholds, the payout with respect to such performance criteria is determined using straight-line interpolation.

[2] Achievement of the maximum performance level would result in a payout of 200% of target for the EBITDA Delivered and Revenue metrics and 125% of target for the Safety Scorecard metric.

[3] EBITDA Delivered is determined on a consolidated basis for continuing operations and consists of the sum of (a) Net Income, (b) interest expense, (c) depreciation and amortization expense, and (d) taxes. For these purposes, "Net Income" does not include (a) extraordinary gains or losses, (b) nonrecurring gains or losses, (c) gains or losses from asset sales, or (d) facility/asset closure or restructuring costs.

[4] Revenue represents total revenues as reported in the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024.

[5] Safety Scorecard is intended to focus the NEOs on the leading indicators of proactive risk reduction and is measured based on achievement with respect to certain goals relating to ergonomic risk assessments, job safety analysis, leader learning engagement and pre-task risk assessments.

The following table summarizes the target STIP opportunities for each NEO (expressed as a percentage of 2024 base salary and in dollars) for 2024 and the STIP payouts received by each NEO for 2024:

Name	2024 Target Bonus (% of Base Salary)	2024 Target Bonus Award Opportunity ($)	Final 2024 Bonus ($)	Final 2024 Bonus as a % of Target
Julie Schertell	115%	$1,121,250	$661,538	59.0%
Greg Weitzel	70%	$ 332,500	$196,175	59.0%
Mark W. Johnson	70%	$ 350,000	$206,500	59.0%
Michael W. Rickheim	65%	$ 292,500	$172,575	59.0%
Ryan Elwart	65%	$ 299,250[1]	$176,558	59.0%

[1] Mr. Elwart's target bonus award opportunity was pro-rated based on his start date of January 30, 2024.

2024 Long-Term Incentive Compensation

In April 2024, the Committee granted our NEOs long-term incentive award opportunities for the 2024-2026 performance period under the Company's 2024 Equity and Incentive Plan (the ''2024 Plan''), with the 2024 long-term incentive opportunity for each NEO allocated as follows:



Performance-based restricted stock units, earned based on a 3-year performance period, with vesting ranging from 0% to 200% of target.



Service-based restricted stock units, with equal annual vesting over three years.

The Committee believed that this design supported the Company's pay-for-performance philosophy by tying a majority of the long-term incentive award opportunity to the achievement of a pre-established performance goal that supported the Company's operating and strategic plan.

After consulting with Meridian and considering internal pay equity and a review of competitive market practices, the Committee established the following 2024-2026 performance period target long-term incentive award opportunities for our NEOs. The target long-term incentive opportunities for each of the continuing NEOs increased as compared to 2023 (or, in the case of Mr. Johnson, from the target opportunity set forth in his offer letter) in recognition of their performance since assuming each of their respective roles and based on the competitive market data. The target long-term incentive award opportunity for Mr. Elwart was determined after considering market data and the Company's compensation practices with respect to its other executive officers.

Name	2023 Target LTIP (% of 2023 Base Salary)	2024 Target LTIP (% of 2024 Base Salary)
Julie Schertell	324%	331%
Greg Weitzel	125%	150%
Mark W. Johnson	N/A[1]	140%
Michael W. Rickheim	100%	125%
Ryan Elwart	N/A	150%

_____

(1) As previously disclosed, Mr. Johnson commenced employment with the Company in September 2023 and did not participate in the Company's 2023 long-term incentive program.

The table below sets forth the target award value, as of the date of grant, of the long-term incentive award received by each of the Company's NEOs under its 2024 long-term incentive program, expressed (i) as a percentage of 2024 base salary and (ii) in dollars.

Name	Target LTIP (% of 2024 Base Salary)	Target LTIP Award Opportunity ($)	2024 PSUs (# at Target)	2024 Service-Based RSUs (#)
Julie Schertell	331%	$3,227,244	142,904	95,269
Greg Weitzel	150%	$ 712,500	31,550	21,033
Mark W. Johnson	140%	$ 700,000	30,996	20,664
Michael W. Rickheim	125%	$ 562,500	24,906	16,605
Ryan Elwart	150%	$ 750,000	33,210	22,140

2023 and 2024 Performance-Based Restricted Stock Unit Awards

In 2023 and 2024, the Company granted PSU awards that are subject to a three-year performance period, with vesting based 50% on each of the Company's Free Cash Flow as a Percent of Net Sales and Return on Invested Capital ("ROIC") performance, subject to a TSR modifier based on performance relative to the S&P 600 Materials Index, which may be applied by the Committee at its discretion. These goals were selected because they were viewed as core indicators of the Company's success in executing its long-term operating plan and delivering value to its stockholders.

The Free Cash Flow as a Percent of Net Sales and ROIC targets are established annually, and payout percentages will be calculated based on the straight average of the payout percentages for each of the three individual calendar years in the performance period. The Free Cash Flow as a Percent of Net Sales and ROIC targets for 2023 (with respect to the PSUs granted in 2023) and 2024 (with respect to the PSUs granted in 2023 and 2024) are set forth in the table below and were each established based on the Company's prior year performance and the Company's internal operating and strategic plan. The number of PSUs earned based on the Company's Free Cash Flow as a Percent of Net Sales and ROIC performance may be modified by the Committee at its discretion by applying a TSR modifier based on the Company's performance relative to the S&P 600 Materials Index.

The tables below set forth the performance goals applicable to the PSU awards for the 2023-2025 and 2024-2026 performance periods:

	2023				2024				2025			
	Threshold (50%)	Target (100%)	Maximum (200%)	Actual	Threshold (50%)	Target (100%)	Maximum (200%)	Actual	Threshold (50%)	Target (100%)	Maximum (200%)	Actual
Free Cash Flow as a Percent of Net Sales	3.0%	5.0%	7.0%	Below Threshold	0.7%	1.6%	3.7%	2.0%	*	*	*	*
ROIC	6.0%	7.5%	9.0%	Below Threshold	3.5%	4.5%	7.0%	4.5%	*	*	*	*
Payout Result				0%				105%				*
Relative TSR Result	⟶											

	2024				2025				2026			
	Threshold (50%)	Target (100%)	Maximum (200%)	Actual	Threshold (50%)	Target (100%)	Maximum (200%)	Actual	Threshold (50%)	Target (100%)	Maximum (200%)	Actual
Free Cash Flow as a Percent of Net Sales	0.7%	1.6%	3.7%	2.0%	*	*	*	*	*	*	*	*
ROIC	3.5%	4.5%	7.0%	4.5%	*	*	*	*	*	*	*	*
Payout Result				105%				*				*
Relative TSR Result	⟶											

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* Performance goals for the 2025 performance year was established at the beginning of 2025 and will be disclosed in next year's proxy statements. Performance goals for the 2026 performance year are expected to be established at the beginning of 2026 and will be disclosed in the Company's 2026 proxy statement.

2024 Service-Based Restricted Stock Unit Awards

Pursuant to the service-based component of the Company's 2024 long-term incentive award opportunity, in April 2024, the NEOs were granted RSU awards, which are scheduled to vest in equal installments in February 2025, 2026 and 2027, subject to continued employment through each applicable vesting date.

Cash Settlement of Outstanding 2015 Plan Awards

As permitted under the Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan (the "2015 Plan"), the full value awards granted under the 2015 Plan were amended in 2024 to provide for cash-settlement in order to preserve the Company's available shares under the 2015 Plan.

2025 CEO Transition

As previously disclosed, Ms. Schertell departed the Company and stepped down from her role as a member of the Board on March 11, 2025. For purposes of the Mativ Holdings, Inc. Executive Severance Plan (the

"Executive Severance Plan"), Ms. Schertell's departure was treated as an involuntary termination without "cause", and she became entitled to receive the severance benefits provided under the plan for such a termination. In connection with her departure, the Company and Ms. Schertell entered into a Separation Agreement and General Waiver and Release (the "Separation Agreement") confirming the severance benefits and post-termination obligations pursuant to the Executive Severance Plan and the awards governing her outstanding equity awards, which includes a customary release of claims.

In connection with his appointment as President and Chief Executive Officer, Mr. Singhal and the Company entered into an offer letter pursuant to which Mr. Singhal will receive a monthly cash stipend of $110,000. Mr. Singhal will also receive an equity award under the Mativ Holdings, Inc. 2024 Equity Incentive Plan with a grant date value equal to $2,100,000, subject to a one-year cliff vesting requirement. The offer letter also contains customary employment terms and conditions.

New Hire Compensation

In connection with Mr. Elwart's appointment as Group President, Sustainable and Adhesive Solutions, Mr. Elwart and the Company entered into an offer letter setting forth the initial terms of his employment, with the principal compensation elements as described above. In addition, Mr. Elwart was granted service-based RSUs, with a grant date fair value equal to $300,000 and which are scheduled to vest in equal installments on each of the first two anniversaries of the grant date, subject to his continued employment through each vesting date. Pursuant to the terms of his offer letter, Mr. Elwart was also awarded a sign-on bonus of $450,000, which Mr. Elwart must repay in full in the event that he voluntarily terminates his employment for any reason within 24 months of the payment date. The sign-on bonus and sign-on RSUs were awarded to induce Mr. Elwart to accept employment with the Company and were intended to replace compensation from his prior employer that he would forfeit upon accepting employment with the Company.

Severance Plans

In June 2024, the Company adopted the Executive Severance Plan, which superseded and replaced the Amended and Restated Neenah Executive Severance Plan. The Committee approved the Executive Severance Plan in order to, among other things, attract and retain key talent and ensure continuity of the business in the event of a change in control of the Company. The Executive Severance Plan was modeled on the Amended and Restated Neenah Executive Severance Plan and the terms of the Executive Severance Plan were determined after considering market practices and the input of Meridian. Based on such review, the Executive Severance Plan was modified to (i) increase the pre-change in control severance multiples from one-and-a-half for the Chief Executive Officer and one for the other NEOs to two and one-and-a-half, respectively, (ii) increase the post-change in control severance multiples from two times for the Chief Executive Officer and one and half times for the other NEOs to three times and two times, respectively, (iii) enhance the pre-change in control severance benefits to include pro-rated bonus payouts, COBRA continuation and equity vesting and (iv) add outplacement benefits for both pre-and post-change in control terminations, each as described further below.

In the event of an involuntary termination by the Company without "cause" that is not within two years following a change of control (each, a "Qualifying Termination"), the NEO is entitled to (i) a lump sum severance payment equal to the sum of (a) the NEO's annual base salary and (b) the NEO's target bonus, multiplied by two (in the case of Ms. Schertell) or one and a half (in the case of the NEOs other than Ms. Schertell), (ii) any earned but unpaid annual bonus amount and a prorated bonus payment for the year of termination, (iii) a lump sum payment equal to the NEO's COBRA continuation premium for medical and dental coverage, multiplied by 24 (in the case of Ms. Schertell) or 18 (in the case of the NEOs other than Ms. Schertell), (iv) a lump sum payment in the amount of $25,000 for professional outplacement services, and (v) except as otherwise described below, prorated vesting of outstanding equity-based awards, based on service during the applicable vesting period, with performance based on target if the first annual performance period has not concluded as of the Qualifying Termination and averaged actual performance for any then-completed performance periods. With respect to any one-time equity-based awards, time-based awards will fully vest and performance-based awards will vest based on target performance.

In the event of (a) an involuntary termination by the Company without "cause" or (b) resignation for "good reason" by the NEO, in either case, within two years following a change of control (each, a "CIC Qualifying Transaction"), the NEO is entitled to (i) a lump sum severance payment equal to the sum of (a) the NEO's annual base salary and

(b) the NEO's target bonus, multiplied by three (in the case of Ms. Schertell) or two (in the case of the NEOs other than Ms. Schertell), (ii) any earned but unpaid annual bonus amount and a prorated bonus payment for the year of termination, (iii) a lump sum payment equal to the NEO's monthly COBRA continuation premium for medical and dental coverage, multiplied by 36 (in the case of Ms. Schertell) or 24 (in the case of the NEOs other than Ms. Schertell), (iv) a lump sum payment in the amount of $25,000 for professional outplacement services, and (v) the vesting of outstanding equity-based awards, based on target performance with respect to performance-based awards.

Payments and other benefits provided under the Executive Severance Plan are contingent upon the NEO's execution and non-revocation of an agreement providing for a general release of all claims against the Company and, as permitted by law, restrictive covenants relating to non-competition, non-disclosure, non-solicitation and non-disparagement.

See "Potential Payments Upon Termination or Change in Control" below for further information regarding the Executive Severance Plan.

Deferred Compensation Plans

Prior to the Merger, all of SWM's U.S.-based NEOs were eligible to participate in a deferred compensation plan maintained by SWM (the "Legacy SWM Deferred Compensation Plan"). Mr. Rickheim is the only NEO who currently participates in the Legacy SWM Deferred Compensation Plan. Eligible employees may elect to defer up to 25% of their annual salary and up to 50% of their incentive bonus to the Legacy SWM Deferred Compensation Plan and the Company may, with Committee approval, make cash contributions to a participant's account in the Legacy SWM Deferred Compensation Plan.

Prior to the Merger, Neenah maintained a supplemental retirement contribution plan (the "Supplemental RCP"), which is a non-qualified defined contribution plan which is intended to provide a tax-deferred retirement savings alternative for amounts exceeding Internal Revenue Code limitations on qualified plans. Ms. Schertell and Mr. Weitzel currently participate in the Supplemental RCP.

Please see the "2024 Non-Qualified Deferred Compensation" table for further information regarding the Company's deferred compensation arrangements.

Stock Ownership Guidelines

The Company has adopted stock ownership guidelines (the "Guidelines"), which require the Company's executive officers, including the NEOs, to own shares of Company common stock with a fair market value equal to a multiple of base salary. The Guidelines are designed to align the interests of the Company's executive officers with the long-term interests of the Company's stockholders and to promote commitment to sound corporate governance. Under the Guidelines, the NEOs must retain at least 50% of vested shares of Company common stock and shares acquired pursuant to the exercise of an option (except for shares sold to pay required tax withholding and the exercise price for options) until the required ownership guideline levels have been achieved (and thereafter if required to maintain the required ownership levels). Our NEOs must satisfy the Guidelines within five years after becoming subject to the Guidelines. Under the Guidelines, the Company's Chief Executive Officer is required to hold stock equal to a multiple of five times her base salary and the other NEOs are each required to hold stock equal to a multiple of three times his base salary. As of the record date, each of our NEOs either meets the Guidelines or is within the five-year period to become in compliance with the Guidelines.

What Counts Toward the Guidelines	What Does Not Count Toward the Guidelines
✓ Shares owned outright (including through vesting of equity awards)	✗ Performance shares and PSUs
✓ Shares owned directly by a spouse, domestic partner, or minor child	✗ Service-based restricted stock and RSUs
✓ Shares owned indirectly through beneficial trust ownership	✗ Stock options (whether vested or unvested)
✓ Vested shares or stock units held in any Company equity plan, employee stock purchase plan, deferred compensation plan, retirement plan or similar Company plan	

Clawback Policies

During fiscal year 2024, the Company adopted a Dodd-Frank Clawback Policy to comply with SEC and NYSE listing rules. Under that policy, the Company is required in certain situations to recoup incentive compensation paid or payable to certain current or former executive officers of the Company, including the NEOs, in the event of an accounting restatement.

In addition, the Company continues to maintain the SWM International, Inc. Executive Compensation Adjustment and Recovery Policy, pursuant to which the Compensation Committee has the discretion to seek to recover any annual or long-term incentive compensation (including time-based equity awards) awarded or paid to a covered officer (including each NEO) during the previous three years if the result of a performance measure upon which the award was based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

How We Make Compensation Decisions

As illustrated in the table below, our Chief Executive Officer reviews annually the performance and pay level of each of our other executive officers, develops recommendations concerning the compensation of each of our other executive officers and presents those recommendations to the Committee. The Chief Executive Officer does not make any recommendation concerning her own compensation.

While the Committee considers the input of our Chief Executive Officer and management in the compensation decision-making process, the Committee is responsible for overseeing our executive compensation program, which includes the STIP and long-term incentive awards as well as our retirement and other benefit programs and practices. The Committee considers all elements of the program in total, as well as individual performance, Company-wide performance and internal equity and market compensation considerations, when making executive compensation-related decisions.

Market Review	**Internal Review**	**Pay Decisions**

• Performed by independent compensation consultant
• Considers peer pay practices
• Influences program design
	• Chief Executive Officer evaluates performance
	• Chief Executive Officer and management review market data and internal comparable roles
	• Chief Executive Officer recommends to the Committee program changes and any pay adjustments
		• Chief Executive Officer and management recommend to the Committee any program changes
		• Chief Executive Officer recommends pay adjustments
		• Committee carefully considers:
		   ○ Historical and current market practices,
		   ○ Internal pay equity, and
		   ○ Established market trends
		• Committee approves any program and pay changes

Independent Compensation Consultant

The Committee engaged Meridian as its independent compensation consultant. In 2024, Meridian provided executive compensation and governance-related services including review of 2024 compensation adjustments, review of competitive market data provided by Aon, awards under our long-term incentive program, the setting of performance goals in our incentive plans including the payout leverage for results above and below the target performance levels, a review of the analysis of the relationship between the Company's total direct pay relative to the competitive market, a review of trends and regulatory developments with respect to executive compensation, a review of our compensation peer group, based on materials prepared by Aon plc, and assistance with this Compensation Discussion & Analysis. Meridian is retained by and reports to the Committee and, at the request of the Committee, participates in committee meetings. Meridian did not provide any other services to the Company in 2024. The Committee reviewed the independence of Meridian under the New York Stock Exchange and SEC rules and concluded that the work of Meridian has not raised any conflict of interest.

Market-Based Competitive Compensation Levels

With respect to 2024, the Committee continued its philosophy of setting compensation within a range of the market median for each position, which experience has shown is the level at which the Company has been able to recruit and retain highly talented executives. Compensation paid to our Chief Executive Officer is determined and approved by the Committee using competitive market data analyzed annually by Meridian, based on data provided by Aon. The Committee annually reviews, in consultation with Meridian, and approves the compensation for the Company's other NEOs in consultation with the Chief Executive Officer using competitive market data, based on data provided by Aon. In establishing 2024 executive compensation, the Committee relied on proxy statement data from the same peer group of 16 companies that was established in August 2022 for purposes of evaluating the Company's post-Merger compensation decisions. The Committee believes that the Company's peer group should reflect the industries in which the Company potentially competes for business, executive talent and capital, as well as the Company's significant international operations. The component companies of the peer group were selected from Aon's Radford Global Compensation database for manufacturing companies with revenues between one-third and three times the Company's revenue.

Peer Companies	
AptarGroup, Inc.	Greif, Inc.
Ashland Global Holdings, Inc.	H.B. Fuller Company
Avient Corporation (f/k/a PolyOne Corporation)	Ingevity Corporation
Axalta Coating Systems Ltd.	Innospec Inc.
Cabot Corporation	Mercer International Inc.
Clearwater Paper Corporation	Minerals Technologies Inc.
Donaldson Company, Inc.	Rayonier Advanced Materials Inc.
Glatfelter Corporation	Trinseo PLC

The Committee considers 2024 target total direct compensation to be competitive if it falls with +/-15% of the market median. The analysis evaluates the following components:

- base salary;

- annual incentive bonus (assuming attainment of the target objective level, as a percentage of base salary);

- target total cash compensation (base salary plus target level annual incentive);

- long-term incentive compensation (assuming attainment of the target objective level); and

- target total direct compensation, which is the sum of base salary plus annual incentive plus long-term incentive compensation at the target levels.

In September 2024, the Committee reviewed the compensation peer group and determined not to make any changes to the peer group used for purposes of evaluating 2025 compensation decisions.

Equity Grant Timing Practices

It is the Committee's practice to generally approve ordinary course annual equity grants at the February Committee meeting each year for the NEOs, with the Committee's regular meeting schedule determined in the prior fiscal year. In 2024, the Committee delayed granting annual equity awards to our NEOs until the 2024 LTIP was approved by our stockholders at the 2024 Annual Meeting of Stockholders. If NEOs are hired or promoted during the year, they generally receive a grant at the first scheduled Committee meeting following their hire date or promotion date for an aggregate number of RSUs and PSUs based on position.

Risk Management

On an annual basis, the Committee reviews the risks associated with the Company's executive compensation program and whether the program was reasonably likely to have a material adverse effect on the Company. The Committee concluded that the program design, metrics and objectives, taken as a whole and considered within the other financial control and approval processes in place at the Company, were not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the "Compensation Discussion & Analysis" with management.

Based on the review and discussions, the Committee recommended to the Board that the "Compensation Discussion & Analysis" be included in the Company's 2024 Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Kimberly E. Ritrievi, ScD (Chair)
William M. Cook
Marco Levi

2024 SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of our NEOs for 2024 and, to the extent required by the SEC executive compensation disclosure rules, 2023 and 2022. For 2024, our NEOs were our former Chief Executive Officer, our Chief Financial Officer, and our other three most highly compensated other executive officers as of December 31, 2024.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)[1]	Stock Awards ($) (e)[2]	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)[3]	All Other Compensation ($) (i)[4]	Total ($) (j)
Julie Schertell	2024	975,000	—	2,262,309	—	661,538	—	114,630	4,013,477
Former President and	2023	925,000	—	1,800,426	—	425,500	—	302,736	3,453,662
Chief Executive Officer[5]	2022	436,290	—	1,790,000	—	1,119,138	—	142,782	3,488,210
Gregory Weitzel	2024	475,000	—	485,267	—	196,175	—	64,935	1,221,377
Chief Financial Officer	2023	387,500	182,031	283,712	—	99,904	—	47,052	1,000,199
Mark W. Johnson	2024	500,000	—	419,996	—	206,500	—	32,788	1,159,284
Chief Legal and	2023	155,462	100,000	300,002	—	40,845	—	11,463	607,772
Administrative Officer &									
Corporate Secretary									
Michael W. Rickheim	2024	450,000	—	383,709	—	172,575	—	41,099	1,047,383
Chief Human Resources	2023	425,000	—	255,279	—	110,500	—	75,734	866,513
Officer and Administrative	2022	201,882	—	822,428	—	307,377	—	75,943	1,377,630
Officer									
Ryan Elwart	2024	459,615	450,000	749,993	—	176,558	—	35,769	1,871,935
Group President,									
Sustainable & Adhesive									
Solutions[6]									

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(1) For Mr. Elwart, the amount reflected in this column for 2024 represents a sign-on bonus. See discussion above in the Compensation Discussion and Analysis.

(2) The amounts reported in this column for 2024 represent the annual grants of PSUs and RSUs, valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"). The amounts included in this column for the PSU awards granted in 2024 are calculated based on the probable satisfaction of the performance conditions for such awards at the time of grant. See Note 18 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of the relevant assumptions used in calculating the amounts reported for the applicable year. As disclosed in the Compensation Discussion and Analysis, for the 2024 PSUs, the Compensation Committee established the performance goals for the first year of the three-year performance period with the annual goals for the subsequent years in the three-year performance period to be set at the beginning of each applicable year during the performance period. In accordance with FASB ASC Topic 718, the value of the 2023 PSUs and 2024 PSUs is based on one-third of the full number of shares subject to such PSUs for which the performance goals were established in 2024. The remaining portion of the 2023 PSUs and 2024 PSUs that will be linked to goals for subsequent years will be reported in the Summary Compensation Table for those years in which the goals are established. Assuming the highest level of performance is achieved for the 2023 PSUs and 2024 PSUs, the maximum value for the one-third portion of the 2023 PSUs and 2024 PSUs granted in 2024 under FASB ASC Topic 718 would be as follows:

Name	2023 PSU Maximum Value ($)	2024 PSU Maximum Value ($)
Julie Schertell	651,946	1,290,882
Gregory Weitzel	115,556	284,984
Mark W. Johnson	N/A	279,998
Michael W. Rickheim	92,438	224,984
Ryan Elwart	N/A	299,998

(3) The amounts reported in this column for 2024 represent annual incentive awards earned based on 2024 performance for each NEO. See discussion above in the Compensation Discussion and Analysis. The amount reported for Ms. Schertell for 2022 has been increased by

$12,167 from the amount reported in prior years' proxy statements to reflect the portion of her 2022 annual incentive that had been previously reduced to avoid the imposition of excise tax in connection with the Merger. In 2024 it was determined that such reduction was not required and this amount was paid to her in 2024 following confirmation that such amount would not be subject to a cutback under Section 280G of the Internal Revenue Code.

(4) The amounts reported in this column for 2024 for each NEO includes the following:

Name	Company contributions to qualified and nonqualified retirement plans ($)	Other Executive Benefits[a] ($)	Total ($)
Julie Schertell	99,630	15,000	114,630
Gregory Weitzel	49,575	15,360	64,935
Mark W. Johnson	17,788	15,000	32,788
Michael W. Rickheim	26,099	15,000	41,099
Ryan Elwart	21,923	13,846	35,769

(a) The amounts reported in this column include a monthly executive benefits allowance for each NEO. Because dividends are factored into the grant date fair value of the Company's equity awards, the Company has updated its reporting practice with respect to dividends and, beginning in 2024, will exclude dividends paid at vesting from the ''All Other Compensation'' column.

(5) Effective March 11, 2025, Shruti Singhal was appointed President and Chief Executive Officer and Ms. Schertell departed the Company and stepped down from her role as a member of the Board. Please see ''2025 CEO Transition'' above for additional information regarding this transition.

(6) Mr. Elwart commenced employment with the Company in January 2024.

2024 GRANTS OF PLAN-BASED AWARDS

The following table summarizes awards made to our NEOs in 2024 under the 2024 STIP and the 2024 Plan.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a) Threshold[2] ($)(d)	Target[2] ($)(e)	Maximum[2] ($)(f)	Estimated Future Payouts Under Equity Incentive Plan Awards (b) Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)	All Other Stock Awards: Number of Shares of Stocks or Units (c)	Grant Date Fair Value of Stock and Option Awards[1]
Julie Schertell	N/A[2]		560,625	1,121,250	2,158,406	—	—	—	—	—
	4/26/2024[3]	2/13/2024	—	—	—	—	—	—	31,756	430,294
	4/26/2024[4]	2/13/2024	—	—	—	—	—	—	63,513	860,601
	4/26/2024[5]	2/13/2024	—	—	—	12,029	24,057	48,114	—	325,973
	4/26/2024[6]	2/13/2024	—	—	—	23,817	47,634	95,268	—	645,441
Gregory Weitzel . . .	N/A[2]		166,250	332,500	640,063	—	—	—	—	—
	4/26/2024[3]	2/13/2024	—	—	—	—	—	—	7,011	94,999
	4/26/2024[4]	2/13/2024	—	—	—	—	—	—	14,022	189,998
	4/26/2024[5]	2/13/2024	—	—	—	442	883	1,766	—	11,965
	4/26/2024[5]	2/13/2024	—	—	—	1,691	3,381	6,762	—	45,813
	4/26/2024[6]	2/13/2024	—	—	—	5,258	10,516	21,032	—	142,492
Mark Johnson	N/A[2]		175,000	350,000	673,750	—	—	—	—	—
	4/26/2024[3]	2/13/2024	—	—	—	—	—	—	6,888	93,332
	4/26/2024[4]	2/13/2024	—	—	—	—	—	—	13,776	186,665
	4/26/2024[6]	2/13/2024	—	—	—	5,166	10,332	20,664	—	139,999
Michael Rickheim . .	N/A[2]		146,250	292,500	563,063	—	—	—	—	—
	4/26/2024[3]	2/13/2024	—	—	—	—	—	—	5,535	74,999
	4/26/2024[4]	2/13/2024	—	—	—	—	—	—	11,070	149,999
	4/26/2024[5]	2/13/2024	—	—	—	1,706	3,411	6,822	—	46,219
	4/26/2024[6]	2/13/2024	—	—	—	4,151	8,302	16,604	—	112,492
Ryan Elwart	N/A[2]		146,250	292,250	563,063	—	—	—	—	—
	4/26/2024[3]	2/13/2024	—	—	—	—	—	—	7,380	99,999
	4/26/2024[4]	2/13/2024	—	—	—	—	—	—	14,760	199,998
	4/26/2024[6]	2/13/2024	—	—	—	5,535	11,070	22,140	—	149,999
	4/26/2024[7]	2/13/2024	—	—	—	—	—	—	22,140	299,997

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(1) The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and, in the case of the PSUs, are based upon the probable outcome of the applicable performance conditions. See Note 18 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, for a discussion of the relevant assumptions used in calculating the amounts.

(2) The amounts in columns (d), (e) and (f) consist of the threshold, target and maximum cash award levels. The amount actually earned by each NEO is included in the Non-Equity Incentive Plan Compensation column in the 2024 Summary Compensation Table.

(3) These amounts in column (c) in this row represent shares of service-based RSUs which vested on the one-year anniversary of the approval date, February 13, 2025.

(4) These amounts in column (c) in this row represent shares of service-based RSUs which vest 50% on each of February 13, 2026 and February 13, 2027.

(5) The amounts in columns (g), (h) and (i) in this row consist of the threshold, target and maximum PSUs that can be earned during the 2023-2025 performance period based on the Company's Free Cash Flow as a Percent of Net Sales and ROIC, subject to a +/- 20% modifier based on the Company's relative TSR performance. As noted above, the Compensation Committee established the performance goals for the second year of the three-year performance period with the annual goals for the subsequent year in the three-year performance period to be set at the beginning of the third year for the performance period. In accordance with FASB ASC Topic 718, reported in this table is one-third of the full number of shares subject to the 2023 PSUs for which performance goals were established in 2024.

(6) The amounts in columns (g), (h) and (i) in this row consist of the threshold, target and maximum PSUs that can be earned during the 2024-2026 performance period based on the Company's Free Cash Flow as a Percent of Net Sales and ROIC, subject to a +/- 20% modifier based on the Company's relative TSR performance. As noted above, the Compensation Committee established the performance goals for the first year of the three-year performance period with the annual goals for the subsequent years in the three-year performance period to be set at the beginning of each applicable year during the performance period. In accordance with FASB ASC Topic 718, reported in this table is one-third of the full number of shares subject to the 2024 PSUs for which performance goals were established in 2024.

(7) These amounts in column (c) in this row represent shares of service-based RSUs which vest pro rata over two years on each anniversary of the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2024

The following table provides information regarding unexercised stock options and unvested stock awards held by each of the NEOs as of December 31, 2024. As permitted under the Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan (the "2015 Plan"), the full value awards granted under the 2015 Plan were amended in 2024 to provide for cash-settlement in order to preserve the Company's available shares under the 2015 Plan.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Julie Schertell	5,948	—	—	43.98	1/26/2025	—	—	—	—
	8,142	—	—	42.68	1/25/2026	—	—	—	—
	9,621	—	—	60.50	1/29/2027	—	—	—	—
	9,758	—	—	68.75	1/29/2028	—	—	—	—
						41,341[2]	450,617	—	—
	—	—	—	—	—	5,906[2]	64,375	—	—
	—	—	—	—	—	—	—	48,114[3]	524,443
	—	—	—	—	—	32,076[4]	349,628	—	—
	—	—	—	—	—	31,756[5]	346,140	—	—
	—	—	—	—	—	63,513[6]	692,292	—	—
	—	—	—	—	—	—	—	92,268[7]	1,005,721
Gregory Weitzel. . . .	382	—	—	43.98	1/26/2025	—	—	—	—
	1,066	—	—	42.68	1/25/2026	—	—	—	—
	1,116	—	—	60.50	1/29/2027	—	—	—	—
	1,006	—	—	68.75	1/29/2028	—	—	—	—
						2,039[2]	22,225	—	—
	—	—	—	—	—	294[2]	3,205	—	—
	—	—	—	—	—	861[8]	9,385	—	—
	—	—	—	—	—	—	—	6,761[3]	73,695
	—	—	—	—	—	—	—	1,765[3]	19,239
	—	—	—	—	—	4,508[4]	49,137	—	—
	—	—	—	—	—	1,177[4]	12,829	—	—
	—	—	—	—	—	7,011[5]	76,420	—	—
	—	—	—	—	—	14,022[6]	152,840	—	—
	—	—	—	—	—	—	—	21,032[7]	229,249
Mark Johnson	—	—	—	—	—	12,887[9]	140,468	—	—
	—	—	—	—	—	6,888[5]	75,079	—	—
						13,776[6]	150,158		
	—	—	—	—	—	—	—	20,664[7]	225,238
Michael Rickheim . .	—	—	—	—	—	1,006[2]	10,965	—	—
	—	—	—	—	—	—	—	6,822[3]	74,360
	—	—	—	—	—	4,548[4]	49,573	—	—
	—	—	—	—	—	5,535[5]	60,332	—	—
						11,070[6]	120,663		
	—	—	—	—	—	—	—	16,604[7]	180,984
Ryan Elwart.	—	—	—	—	—	7,380[5]	80,442	—	—
						14,760[6]	160,884		
	—	—	—	—	—	22,140[10]	241,326	—	—
	—	—	—	—	—	—	—	22,140[7]	241,326

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(1) Values calculated using the December 31, 2024 closing share price of $10.90.

(2) This RSU award vested on January 26, 2025, subject to continued employment through the vesting date.

(3) This PSU award is scheduled to vest, to the extent earned, on February 16, 2026. The number of PSUs earned will be based on the Company's Free Cash Flow as a Percent of Net Sales and ROIC, adjusted for relative TSR performance, over the 2023-2025 fiscal years. Number shown is based on target performance. Excluded from this table are 24,057, 4,264, and 3,412 PSUs (at target) for Ms. Schertell, Mr. Weitzel, and Mr. Rickheim, respectively, with respect to the portion of the 2023 PSUs associated with performance goals established in 2025.

(4) This RSU award vested or is scheduled to vest one-half on February 16, 2025 and 2026, subject to continued employment through each applicable vesting date.

(5) This RSU award vested on February 13, 2025.

(6) This RSU award is scheduled to vest one-half on February 13, 2026 and 2027, subject to continued employment through each applicable vesting date.

(7) This PSU award is scheduled to vest, to the extent earned, on February 13, 2027. The number of PSUs earned will be based on the Company's Free Cash Flow as a Percent of Net Sales and ROIC, adjusted for relative TSR performance, over the 2024-2026 fiscal years. Number shown is based on maximum performance. Excluded from this table are 184,536, 42,064, 41,328, 33,208 and 44,280 PSUs (at maximum) for Ms. Schertell, Mr. Weitzel, Mr. Johnson, Mr. Rickheim and Mr. Elwart, respectively, with respect to the portion of the 2024 PSUs associated with performance goals established in 2025 and 2026.

(8) This RSU award is scheduled to on April 14, 2025, subject to continued employment through the vesting date.

(9) This RSU award is scheduled to vest one-half on September 1, 2025 and 2026, subject to continued employment through each applicable vesting date.

(10) This RSU award is scheduled to vest one-half on April 26, 2025 and 2026, subject to continued employment through each applicable vesting date.

2024 OPTION EXERCISED AND STOCK VESTED TABLE

The following table provides information concerning the vesting of stock awards during 2024 for each of the NEOs. During 2024, none of the NEOs exercised stock options.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Julie Schertell	—	—	172,758	1,957,684
Gregory Weitzel	—	—	5,675	74,787
Mark W. Johnson	—	—	6,443	122,159
Michael W. Rickheim	—	—	61,539	682,343
Ryan Elwart	—	—	—	—

2024 PENSION BENEFITS

None of the NEOs received any pension benefits during 2024.

2024 NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information regarding compensation that has been deferred by each NEO pursuant to the terms of the Legacy SWM Deferred Compensation Plan ("DCP"), Neenah's Supplemental Retirement Contribution Plan ("SRP") and the Legacy Neenah Deferred Compensation Plan ("NDP").

Name	Plan Name	Executive contributions in last FY ($)[1]	Registrant contributions in last FY ($)[2]	Aggregate earnings in last FY ($)	Aggregate withdrawals / distributions	Aggregate balance at last FYE ($)[3]
Julie Schertell	SRP	—	56,534	22,494	—	264,812
Gregory Weitzel	SRP	—	11,036	1,788	—	29,127
Mark W. Johnson	—	—	—	—	—	—
Michael W. Rickheim	NDP	—	—	4,660	—	35,351
	DCP	32,130	3,213	10,268	—	85,914
Ryan Elwart	—	—	—	—	—	—

(1) These amounts represent deferrals of the participating NEO's salary and/or annual incentive compensation received under the annual incentive program and are included in the "Salary" and Non-Equity Incentive Plan Compensation" columns in the 2024 Summary Compensation Table.

(2) Company contributions to the NDP and the SRP were 401(k) savings plan contributions that exceeded IRS limitations on qualified plan contributions and are included in the "All Other Compensation" column in the 2024 Summary Compensation Table.

(3) Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table as compensation for: Ms. Schertell - $165,823; Mr. Weitzel - $15,128; Mr. Johnson - $0; Mr. Rickheim - $66,050; and Mr. Elwart- $0. All amounts in this column are vested and would be payable in full following any termination.

Legacy SWM Deferred Compensation Plan

Eligible employees may elect to defer up to 25% of their annual salary and up to 50% of their incentive bonus to the Legacy SWM Deferred Compensation Plan, a non-qualified deferred compensation plan established in 2005 to allow participants to defer receipt of compensation and payment of certain income taxes. Eligibility to participate in the Legacy SWM Deferred Compensation Plan is limited to ''management'' and ''highly compensated employees'' as defined in the Employee Retirement Income Security Act of 1974, as amended. The Company may, with Committee approval, make cash contributions to a participant's account in the Legacy SWM Deferred Compensation Plan.

Amounts deferred into the Legacy SWM Deferred Compensation Plan by a participating officer, or contributed on the officer's behalf by the Company, can be invested at the officer's election in an account that tracks, but does not actually invest in, some of the fund elections available under the Company's 401(k) savings plan. The participating officer bears the investment risk. The Company makes no guaranty as to the return of the principal amount of any funds deferred or of any income thereon. The funds remain subject to the Company's creditors while in the Legacy SWM Deferred Compensation Plan.

A participant may elect to receive payment of the vested amount credited to his or her deferral account under the Legacy SWM Deferred Compensation Plan based on a participant election of a single lump sum or three, five, or ten annual installments. No payments may commence in fewer than five years following the date of the deferral election, except for alternative distributions that may occur in certain defined circumstances including disability, death of participant, separation from service, change of control and unforeseeable emergency, as such terms are defined in the plan. Certain individuals, including plan participants who are NEOs, must defer distributions from the plan for six months following a separation from service. Mr. Rickheim is the only NEO who currently participates in the Legacy SWM Deferred Compensation Plan.

Neenah Supplemental Retirement Contribution Plan

Following the closing of the Merger, the Company assumed the SRP, which is a non-qualified defined contribution plan which is intended to provide a tax-deferred retirement savings alternative for amounts exceeding Internal Revenue Code limitations on qualified plans. Mr. Weitzel currently participates in the SRP and Ms. Schertell participated in the SRP prior to her separation from the Company.

The SRP is a non-qualified excess benefit and supplemental retirement plan pursuant to which the Company provides additional retirement benefits to certain highly compensated employees. These Company contributions are intended to provide contributions to those individuals whose benefits under tax-qualified programs are restricted by the limitations permitted by the Internal Revenue Code. Contributions are held for each participant in either an excess benefit or supplemental benefit unfunded separate account. Participant accounts are credited with earnings, gains, and losses based on the rate of return of investment funds selected by the participant, which the participant may elect to change in accordance with the participant's elections under the SRP. Payments can be tied to termination of employment, including retirement, and would be paid in a lump sum.

If a participant dies before receiving the full value of their account balance, the participant's beneficiary would receive the remainder of the benefit in one lump sum payment.

Legacy Neenah Deferred Compensation Plan

The NDP is the deferred compensation plan for the executive officers of former Neenah, Inc. Upon the consummation of the Merger, the Company assumed the NDP. The NDP allows the executive officers of the former Neenah, Inc. to defer a portion of their annual cash compensation (base salary and bonus). The NDP is intended to allow the executive to maximize the value of the compensation they received from the former Neenah, Inc. and assist in their retention. Participants in the NDP may elect to defer from (i) 5% to 75% of his or her salary paid during a deferral year; and/or (ii) 5% to 100% of his or her bonus paid during a deferral year, provided that the deferral election may not relate to any payroll withholding amount, including required tax withholding or employee contributions under a 401(k) or cafeteria plan or for group health plan premiums. The minimum deferral required to participate in the NDP is $5,000. The Company dictates the investment fund options from which the participant can choose to elect their deferrals and deferred benefit accounts in. In the case of retirement and the aggregate balance of all of a participant's deferred benefit accounts is equal to or more than $100,000, a participant may elect to receive the vested amount credited to the participant's deferred benefit account in either lump sum or annual installments payable over a period of two or ten years. However, if the deferred benefit accounts' aggregate balance is less than $100,000 the participant will be paid in lump sum upon retirement. In the event of a termination of employment prior to retirement, the participant's death, or a change of control, the participant will receive the vested amount in the participant's deferred benefit accounts in lump sum. In the case of an unforeseeable emergency as defined in the NDP, the Company will pay the participant an amount from the participant's deferred benefit accounts necessary to satisfy the unforeseeable emergency. Mr. Rickheim is the only NEO who currently participates in the NDP.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Mativ Holdings, Inc. Executive Severance Plan

As described above, in 2024, the Company adopted the Executive Severance Plan, which replaced and superseded any severance plan, agreement, policy, or arrangement of the Company that covered the participants. Each of our NEOs are eligible for payments and benefits in connection with certain qualifying terminations of employment pursuant to the terms of the Executive Severance Plan.

Under the Executive Severance Plan, the NEOs are entitled to the following severance benefits, as applicable. As described above, Ms. Schertell's departure in March 2025 was treated as an involuntary termination without "cause" not in connection with a change of control under the Executive Severance Plan and she became entitled to receive the severance benefits provided under the plan for such a termination, as described below.

Termination Not in Connection with a Change of Control

In the event of an involuntary termination by the Company without "cause" that is not within two years following a change of control (each, a "Qualifying Termination"), the NEO is entitled to (i) a lump sum severance payment equal to the sum of (a) the NEO's annual base salary and (b) the NEO's target bonus, multiplied by two (in the case of Ms. Schertell) or one and a half (in the case of the NEOs other than Ms. Schertell), (ii) any earned but unpaid annual bonus amount and a prorated bonus payment for the year of termination, (iii) a lump sum payment equal to the NEO's COBRA continuation premium for medical and dental coverage, multiplied by 24 (in the case of Ms. Schertell) or 18 (in the case of the NEOs other than Ms. Schertell), (iv) a lump sum payment in the amount of $25,000 for professional outplacement services, and (v) except as otherwise described below, prorated vesting of outstanding equity-based awards, based on service during the applicable vesting period, with performance based on target if the first annual performance period has not concluded as of the Qualifying Termination and averaged actual performance for any then-completed performance periods. With respect to any one-time equity-based awards, time-based awards will fully vest and performance-based awards will vest based on target performance.

The award agreements for the NEOs' outstanding RSU and PSU awards provide that the awards will vest on a prorated basis in the event of a termination due to disability or retirement, based on actual performance with respect to PSUs. As of December 31, 2024, Ms. Schertell was the only NEO who was retirement-eligible for purposes of the RSU and PSU awards.

Termination in Connection with a Change of Control

In the event of (a) an involuntary termination by the Company without "cause" or (b) resignation for "good reason" by the NEO, in either case, within two years following a change of control (each, a "CIC Qualifying Transaction"), the NEO is entitled to (i) a lump sum severance payment equal to the sum of (a) the NEO's annual base salary and (b) the NEO's target bonus, multiplied by three (in the case of Ms. Schertell) or two (in the case of the NEOs other than Ms. Schertell), (ii) any earned but unpaid annual bonus amount and a prorated bonus payment for the year of termination, (iii) a lump sum payment equal to the NEO's monthly COBRA continuation premium for medical and dental coverage, multiplied by 36 (in the case of Ms. Schertell) or 24 (in the case of the NEOs other than Ms. Schertell), (iv) a lump sum payment in the amount of $25,000 for professional outplacement services, and (v) the vesting of outstanding equity-based awards, based on target performance with respect to performance-based awards.

Any amounts paid to an NEO under the Executive Severance Plan will be reduced to the maximum amount that could be paid without being subject to the excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code, but only if the after-tax benefit of the reduced amount is higher than the after-tax benefit of the unreduced amount.

Payments and other benefits provided under the Executive Severance Plan are contingent upon the NEO's execution and non-revocation of an agreement providing for a general release of all claims against the Company and, as permitted by law, restrictive covenants relating to non-competition, non-disclosure, non-solicitation and non-disparagement.

The maximum amounts payable upon termination pursuant to the Executive Severance Plan, assuming that a change of control of the Company and/or a qualifying termination of employment had occurred on December 31, 2024, are set forth in the following tables for each of the NEOs. The amounts reported in the table below does not reflect the application of any reduction in benefits to avoid the imposition of excise taxes under Section 4999 of the Internal Revenue Code.

Name	Compensation Component	Without Change of Control			With Change of Control		
		Retirement	Without Cause or Good Reason Termination	Death or Disability	Retirement	Without Cause or Good Reason Termination	Death or Disability
Julie Schertell*......	Cash Severance	—	4,192,500	—	—	6,288,750	—
	Non-Equity Incentive Plan Compensation[1]	—	—	—	—	—	—
	Long Term Incentives- Performance[2]	871,510	871,510	871,510	871,510	2,344,318	871,510
	Long Term Incentives- Time Based[2]	1,297,918	1,282,679	1,297,918	1,297,918	1,903,053	1,297,918
	Benefit Continuation	—	62,508	—	—	93,763	—
	Outplacement	—	25,000	—	—	25,000	—
	Total:	2,169,428	6,434,197	2,169,428	2,169,428	10,654,884	2,169,428
Gregory Weitzel	Cash Severance	—	1,211,250	—	—	1,615,000	—
	Non-Equity Incentive Plan Compensation[1]	—	—	—	—	—	—
	Long Term Incentives- Performance[2]	—	171,021	171,021	—	483,306	171,021
	Long Term Incentives- Time Based[2]	—	192,407	195,808	—	326,041	195,808
	Benefit Continuation	—	47,077	—	—	62,769	—
	Outplacement	—	25,000	—	—	25,000	—
	Total:	—	1,645,755	366,829	—	2,512,116	366,829
Mark W. Johnson	Cash Severance	—	1,275,000	—	—	1,700,000	—
	Non-Equity Incentive Plan Compensation[1]	—	—	—	—	—	—
	Long Term Incentives- Performance[2]	—	82,491	82,491	—	337,856	82,491
	Long Term Incentives- Time Based[2]	—	251,136	134,168	—	365,706	134,168
	Benefit Continuation	—	47,077	—	—	62,769	—
	Outplacement	—	25,000	—	—	25,000	—
	Total:	—	1,680,704	216,659	—	2,491,331	216,659
Michael W. Rickheim..	Cash Severance	—	1,113,750	—	—	1,485,000	—
	Non-Equity Incentive Plan Compensation[1]	—	—	—	—	—	—
	Long Term Incentives- Performance[2]	—	135,956	135,956	—	383,048	135,956
	Long Term Incentives- Time Based[2]	—	212,692	215,275	—	318,236	215,275
	Benefit Continuation	—	46,893	—	—	62,524	—
	Outplacement	—	25,000	—	—	25,000	—
	Total:	—	1,534,291	351,231	—	2,273,808	351,231
Ryan Elwart........	Cash Severance	—	1,237,500	—	—	1,650,000	—
	Non-Equity Incentive Plan Compensation[1]	—	—	—	—	—	—
	Long Term Incentives- Performance[2]	—	88,377	88,377	—	361,989	88,377
	Long Term Incentives- Time Based[2]	—	359,896	201,105	—	482,652	201,105
	Benefit Continuation	—	51,467	—	—	68,623	—
	Outplacement	—	25,000	—	—	25,000	—
	Total:	—	1,762,240	289,482	—	2,588,264	289,482

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* As noted above, in connection with Ms. Schertell's 2025 separation, she became entitled to the benefits set forth in the column entitled Without Cause or Good Reason Termination under the Without Change in Control heading, as calculated as of the applicable date of separation.

(1) Because the termination events are assumed to occur on the last business day of the reporting year (2024), the amount of non-equity incentive plan compensation earned and reported in the 2024 Summary Compensation Table would be paid without regard to any special termination conditions and are not included in this table.

(2) Represents the value of the accelerated vesting of performance-based or time-based long-term equity awards, as applicable. The value of the accelerated vesting of the equity awards reported in this table is based upon our closing stock price of $10.90 on December 31, 2024, the last trading day of 2024.

PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following disclosure about the relationship of the median of the annual total compensation of our employees to the annual total compensation of Ms. Schertell, our former Chief Executive Officer.

Ratio

For 2024,

- The median of the annual total compensation of all of our employees, other than Ms. Schertell, was $57,898.

- Ms. Schertell's annual total compensation was $4,016,382, which differs from the amount reported in the Total column of the Summary Compensation Table - 2024, as discussed further below.

- Based on this information, the ratio of the annual total compensation of Ms. Schertell to the median of the annual total compensation of all employees is estimated to be 69 to 1.

Ms. Schertell's compensation differs from the Total column of the Summary Compensation Table as it includes $2,906 of Company provided Life and Disability insurance, which is also included in the median total compensation of all employees.

Identification of Median Employee

We believe that there have been no significant changes to the Company's employee population or employee compensation arrangements during 2024 that would significantly impact the pay ratio disclosure. Therefore, as permitted by the SEC executive compensation disclosure rules, we are using the same median employee for purposes of disclosing the Company's 2024 pay ratio as was used for the 2022 pay ratio. We selected December 31, 2022 as the date on which to determine our median employee for purposes of our 2022 pay ratio. As of that date, we had approximately 7,521 employees. In addition, as is permitted by the SEC's executive compensation disclosure rules, we eliminated 175 employees in China (approximately 2% of our total employee population) from the data set, resulting in 7,346 employees used to determine the median employee.

For purposes of identifying the median employee from this data set, we considered the base salary and annual incentives for all full-time, part-time, temporary and seasonal employees employed as of December 31, 2022 as this represents the principal form of compensation paid to all of our employees. Since the employee initially identified as the median employee in 2022 was no longer an employee of the Company as of December 31, 2024, for purposes of this pay ratio disclosure, we are using a similarly situated employee to the employee initially identified as the median employee, whose compensation is substantially similar to that of the original median employee identified. The new median employee was identified as a manufacturing employee located in the United States. The median of the annual total compensation of all of our employees, excluding Ms. Schertell, was $57,898 in 2024, calculated in accordance with the Summary Compensation Table rules.

Pay Versus Performance Disclosure

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

| Year | Summary Compensation Table Total for First PEO[1] ($) | Summary Compensation Table Total for Second PEO[1] ($) | Compensation Actually Paid to First PEO[1,2,3] ($) | Compensation Actually Paid to Second PEO[1,2,3] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) | Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($) | Value of Initial Fixed $100 Investment based on:[4] | | Net Income ($ Millions) | EBITDA Delivered ($ Millions) |
							TSR ($)	Peer Group TSR ($)		
2024	N/A	4,013,477	N/A	3,115,394	1,324,995	1,202,266	33.10	164.88	(48.7)	220.6
2023	N/A	3,453,662	N/A	2,691,524	2,165,963	1,807,267	45.40	163.35	(309.5)	213.4
2022	14,274,246	3,488,210	11,257,027	2,079,065	3,099,738	1,952,970	58.69	136.06	(6.6)	304.7
2021	5,150,672	N/A	3,516,159	N/A	1,290,711	938,432	78.52	144.89	88.9	209.1
2020	5,757,874	N/A	5,448,268	N/A	1,466,461	1,052,550	101.04	122.35	83.8	212.9

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1. The Principal Executive Officer ("PEO") and NEOs for the applicable years were as follows:

   - 2024: Julie Schertell ("Second PEO"), served as the Company's Chief Executive Officer for the entirety of 2024 and the Company's other NEOs were: Gregory Weitzel; Mark W. Johnson; Michael W. Rickheim; and Ryan Elwart.

   - 2023: Julie Schertell served as the Company's Chief Executive Officer for the entirety of 2023 and the Company's other NEOs were: R. Andrew Wamser, Jr.; Gregory Weitzel; Michael W. Rickheim; Mark W. Johnson; and Ricardo Nuñez.

   - 2022: Julie Schertell assumed the role of the Company's President and Chief Executive Officer on July 6, 2022, and Jeffrey Kramer, PhD ("First PEO"), served as the Company's Chief Executive Officer during 2022 through July 5, 2022. The Company's other NEOs were: R. Andrew Wamser, Jr.; Omar Hoek; Ricardo Nuñez; Michael W. Rickheim; and Tracey Peacock.

   - 2021: Jeffrey Kramer, PhD, served as the Company's Chief Executive Officer for the entirety of 2021 and the Company's other NEOs were: R. Andrew Wamser, Jr.; Omar Hoek; Ricardo Nuñez; and Tracey Peacock.

   - 2020: Jeffrey Kramer, PhD, served as the Company's Chief Executive Officer for the entirety of 2020 and the Company's other NEOs were: R. Andrew Wamser, Jr.; Omar Hoek; Ricardo Nuñez; and Daniel Lister.

2. The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below. The Compensation Actually Paid for the Second PEO for 2022 has been updated to reflect the changes to her Summary Compensation Table total compensation for 2022, as described above, following a determination that her 2022 bonus would not be subject to a cutback under Section 280G of the Internal Revenue Code.

3. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are based on the amounts from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for Second PEO ($)	Exclusion of Stock Awards for Second PEO ($)	Inclusion of Equity Values for Second PEO ($)	Compensation Actually Paid to Second PEO ($)
2024.	4,013,477	(2,262,309)	1,364,226	3,115,394
2023.	3,453,662	(1,800,426)	1,038,288	2,691,524
2022.	3,488,210	(1,790,000)	380,855	2,079,065

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2024.	1,324,995	(509,741)	387,012	1,202,266

37

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Second PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards Second PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Second PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Second PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Second PEO ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Second PEO ($)	Total - Inclusion of Equity Values for Second PEO ($)
2024	1,937,885	(211,839)	—	(393,549)	—	31,729	1,364,226
2023	780,963	196,804	—	60,521	—	—	1,038,288
2022	470,473	(75,575)	—	(14,043)	—	—	380,855

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2024	430,263	(31,409)	—	(15,782)	—	3,940	387,012

4. The Peer Group TSR set forth in this table utilizes the S&P SmallCap 600 Capped Materials Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2024. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the S&P SmallCap 600 Capped Materials Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5. We determined EBITDA Delivered to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2024. EBITDA Delivered is a non-GAAP measure. For more information on EBITDA Delivered, please see the ''2024 Short-Term Incentive Plan'' section of the Compensation Discussion & Analysis in this proxy statement.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company and Peer Group Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years, and the S&P SmallCap 600 Capped Materials Index over the same period.



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the five most recently completed fiscal years.



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and EBITDA Delivered

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our EBITDA Delivered during the five most recently completed fiscal years.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2024 to Company performance. (These measures are discussed in the Compensation Discussion and Analysis section of this proxy statement.) The measures in this table are not ranked.


EBITDA Delivered
Revenue
Free Cash Flow as a Percent of Net Sales
ROIC
Relative TSR

# # #


Compensation of Directors

The Compensation Committee reviews non-employee director compensation to evaluate whether non-employee director compensation is consistent with market practices. In September 2024, after considering input from Meridian, the Board approved the following non-employee director program:

- An annual Board retainer of $125,000 (increased from $95,000) in stock plus $85,000 (increased from $70,000) in cash. Retainers are paid quarterly, with the stock retainer valuation based on the closing price on the trading day immediately preceding the grant date and prorated for one partial quarter of service. Beginning with the grants to be made on July 1, 2025, the annual Board equity retainers will no longer be granted on a quarterly basis and will instead be granted on a single grant date each year.

- Additional annual retainer for the Non-Executive Chair was $100,000 (increased from $75,000 per year), paid quarterly in cash.

- Directors who serve on committees receive an additional annual retainer, paid quarterly in cash as follows:

- Audit Committee: $30,000 for Chair; $15,000 for other members

- Compensation Committee: $20,000 for Chair; $10,000 for other members

- Nominating & Governance Committee: $15,000 for Chair; $10,000 for other members

On February 17, 2025, the Compensation Committee recommended and the Board approved temporary reversion to the cash compensation for non-employee directors which was in effect prior to the September 2024 adjustment. The reversion in cash compensation will be effective for the second, third and fourth fiscal quarters of 2025 and results in the annual cash retainer for all non-employee directors reverting to $70,000 ($17,500 per quarter) and the annual cash retainer for the non-employee Chair of the Board reverting to $75,000 ($18,750 per quarter).

A director who is an officer or an employee of the Company or any of its subsidiaries or affiliates does not receive any fees for service as a member of the Board but is reimbursed for expenses incurred as a result of such service. Each non-employee director earned the following compensation in 2024 in addition to reimbursement of his or her actual and reasonable travel expenses.

2024 DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash	Stock Awards ($)[2]	Total
William Cook	93,750	102,500	196,250
Jeffrey Keenan[3]	47,500	47,500	95,000
Marco Levi	83,750	102,500	186,250
Kimberly Ritrievi	140,000	102,500	242,500
John Rogers	133,750	102,500	236,250
Shruti Singhal	100,000	102,500	202,500
John K. Stipancich[4]	46,250	55,000	101,250
Tony Thene[5]	46,250	47,500	93,750
Anderson Warlick[6]	103,750	102,500	206,250

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(1) Ms. Schertell is not included in this table as she is an employee of the Company and received no additional compensation for her service as a director. The 2024 compensation received by Ms. Schertell as an employee of the Company is shown in the 2024 Summary Compensation Table.

(2) The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Grant date fair value is calculated by multiplying the number of shares granted by our closing share price on the grant date (or the last trading day prior to the grant date). As of December 31, 2024, the total number of stock awards outstanding per director, in the form of deferred shares or deferred share units, were as follows: Mr. Cook -22,688; Mr. Keenan - 19,658; Mr. Levi - 0; Dr. Ritrievi - 13,097; Dr. Rogers - 13,097; Mr. Singhal - 0; Mr. Stipancich – 0; Mr. Thene - 0; and Mr. Warlick - 26,644. These totals also include accumulated dividends on stock units.

(3) Mr. Keenan resigned from the Board effective June 12, 2024.

(4) Mr. Stipancich was appointed to the Board effective June 13, 2024.

(5) Mr. Thene retired from the Board effective April 24, 2024.

(6) Mr. Warlick resigned from the Board effective December 31, 2024.

U.S. directors may elect to defer all or part of their compensation to the Deferred Compensation Plan No. 2 for Non-Employee Directors, a non-qualified, deferred compensation plan established in 2005 to allow participants to defer receipt of compensation and payment of certain federal and state income taxes. Each participating director has an individual deferral account that is credited with cash or stock units, which include accumulated dividends, with stock units credited under the plan to be settled in shares of Common Stock. Cash credits accrue market-based investment earnings. The stock units do not have any voting rights. Because of regulatory changes, Deferred Compensation Plan No. 2 replaced the Deferred Compensation Plan for Non-Employee Directors in effect from 2000 to 2004, which operated in a similar manner. The earlier plan was frozen as of December 31, 2004 to stop the accrual of additional unvested benefits, other than market-based investment earnings or losses on individual account balances as of that date. The Company provides no guaranty of repayment of the principal amount deferred or of any earnings on the participants' account balances in either plan.

CORPORATE GOVERNANCE

We maintain accountability through our corporate governance policies and practices. Below are highlights of these policies and practices:

- Director skills and experience cover a well-rounded range of topics and issues

- All directors are independent except CEO

- Majority vote resignation policy for directors

- Annual Board and committee evaluations

- Regular executive sessions of independent directors

- Executive officer and non-employee director stock ownership guidelines

- No stockholder rights plan

- Active oversight of enterprise risk management

- Directors are not eligible for reelection after the age of 72

- Hedging or pledging Company equity, directly or indirectly, is prohibited for directors and key executives, and all other employees are strongly discouraged from engaging in similar transactions

- Policy on Orientation and Continuing Education for Board members, including training in compliance programs

- Overboarding policy

- Membership for each director in the National Association of Corporate Directors (NACD)

Majority Vote Resignation Policy

The Company's bylaws provide for plurality voting in uncontested director elections. However, it is the policy of the Company that any director nominee not elected by a majority of the votes cast will tender his or her resignation to the Board promptly following certification of the stockholder vote. Pursuant to the policy, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Nominating & Governance Committee will consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the resignation or whether other action should be taken. The Board will act on the recommendation and publicly disclose its decision (by press release, SEC filing or any other public means of disclosure deemed appropriate) regarding the tendered resignation within 90 days following certification of the election results. The director who tenders his or her resignation may not participate in the recommendation of the Nominating & Governance Committee or the decision of the Board with respect to his or her resignation.

Board of Directors and Standing Committees

Board Leadership Structure

The Board is led by the Chair of the Board. Since 2024, Dr. Ritrievi has served as Chair of the Board. As an independent director, Dr. Ritrievi serves as Non-Executive Chair. Dr. Ritrievi was appointed by the Board as Chair pursuant to our By-Laws. Assuming Dr. Ritrievi is reelected to the Board at the Annual Meeting, she will continue to serve as the Chair of the Board following the Annual Meeting.

The Board believes that whether one person should simultaneously occupy the offices of Chair of the Board and Chief Executive Officer should be determined by the Board in its business judgment, on a periodic basis, including at any time there is a vacancy in either position, after considering relevant factors at the time, such as the specific needs of the business and the best interests of the Company and its stockholders. When the same person holds the Chair and Chief Executive Officer roles or when the Chair is not independent, the independent directors elect a Lead Non-Management Director for a two-year term, and after two of such terms, he or she becomes ineligible to stand for re-election to that position for at least one term.

The Non-Executive Chair acts as liaison between the Chief Executive Officer and the independent directors. The Non-Executive Chair or non-management directors as a group can retain such independent experts they deem to be necessary or desirable, with the costs borne by the Company. There is also total freedom of communication between any director and the Chief Executive Officer and any other member of management, and such communications are not required to go through the Non-Executive Chair or the Chief Executive Officer, in the case of director communication with other members of management. The Non-Executive Chair will be available for consultation and direct communication if requested by any major stockholder of the Company.

Director Independence

An independent director is a person who is free from any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Annually, the Board will assess the independence of each non-management director based on the existence or absence of a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). In addition to the independence standards of the SEC and the NYSE, the Board has adopted certain categorical standards of independence. The following persons shall not be considered independent:

a. A director who is employed by the Company or any of its affiliates for the current year or any of the past five years.

b. A director who is, or in the past five years has been, affiliated with or employed by a (present or former) auditor of the Company (or of an affiliate).

c. A director who is, or in the past five years has been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs the director.

d. A director who is, or in the past five years has been, a Family Member of an individual who was employed by the Company or any of its affiliates as an executive officer. The term "Family Member" shall mean a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than household employees) who shares such person's home.

e. A director who, during the current fiscal year or any of the past five fiscal years, personally provided services to the Company or its affiliates that had an annual value in excess of $60,000; or who was paid or accepted, or who has a non-employee Family Member who was paid or accepted, any payments from the Company or any of its affiliates in excess of $60,000 other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation.

f. A director who is a partner in, or a controlling stockholder or an executive officer of, any organization (profit or non-profit) to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed one percent (1%) of the recipient's annual consolidated gross revenues in the current year or any of the past five fiscal years; unless, for provisions (e) and (f), the Board expressly determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment.

Based on the foregoing standard, as well as the applicable standards for independence articulated by the NYSE and the SEC, the Board affirmatively determined that the following directors met the applicable independence standards:

William M. Cook	Marco Levi
Kimberly E. Ritrievi, ScD	John D. Rogers
John K. Stipancich	

Mr. Singhal is a member of management and is not independent. Additionally, Jeffrey Keenan, Tony Thene and Anderson Warlick, each of whom served as a director during all or a portion of 2024, were deemed independent. Ms. Schertell, who served as a director during all of 2024, was a member of management and was not independent.

Financial Experts

The Board determined that Drs. Ritrievi and Rogers, and Messrs. Cook and Stipancich each qualify as "audit committee financial experts" as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

Standing Committees

Each of the Audit Committee, the Compensation Committee and the Nominating & Governance Committee is a "Standing Committee" of the Board. Each Standing Committee is composed entirely of independent directors.

The following table lists the current members, principal functions and meetings held in 2024 for each of the Standing Committees:

Members	Principal Functions	Meetings in 2024
Audit Committee *John D. Rogers (Chair)* *William M. Cook* *Kimberly E. Ritrievi* *John K. Stipancich* No member serves on the audit committee of more than three public companies, including the Company's Audit Committee.	• Appointment of outside auditors to audit the records and accounts of the Company • Retain and compensate outside auditors • Review scope of audits, provide oversight in connection with internal control, financial reporting and disclosure systems • Monitor the Company's compliance with legal and regulatory requirements • The nature and scope of the Committee's responsibilities are set forth in further detail under the caption "Audit Committee Report"	7
Compensation Committee *Kimberly E. Ritrievi, ScD (Chair)* *William M. Cook* *Marco Levi*	• Evaluate and approve executive officer compensation • Review compensation strategy, plans and programs and evaluate related risk • Evaluate and make recommendations on director compensation • The nature and scope of the Committee's responsibilities are set forth in further detail under the caption "Compensation Discussion & Analysis"	8
Nominating & Governance Committee *Marco Levi (Chair)* *John K. Stipancich*	• Review and recommend to the Board candidates for election by stockholders or to fill any vacancies on the Board; evaluate stockholder nominees • Oversee the Board, committee and individual director evaluation processes • Evaluate, monitor and recommend changes in the Company's governance policies • Oversee and report to the Board on the succession planning process with respect to directors and the Chief Executive Officer, including review of a transition plan in the event of an unexpected departure or incapacity of the Chief Executive Officer • Oversight of environmental, social and governance (ESG) matters	4

Director Attendance

The Board of Directors met 7 times in 2024. All of our current directors attended all Board and applicable committee meetings in 2024.

The Company expects members of the Board to attend each Annual Meeting and all directors who were then in office attended the 2024 Annual Meeting.

Director Training

From time to time, directors participate in the Company's compliance training programs and in programs directed specifically to the due and proper execution of their duties as directors. The Board adopted a Policy on Orientation and Continuing Education for Board Members as part of the Company's Corporate Governance Guidelines. The policy requires orientation for new directors and ongoing presentations and training for existing directors, as well as periodic reports on continuing education to the Nominating & Governance Committee.

Board Evaluation

The Board and its committees conduct annual self-evaluations, and the Non-Executive Chair or Lead Independent Director, as applicable, may also engage individual Board members regarding Board or Committee performance. Evaluations of individual directors occur in connection with the evaluation of each director's nomination for re-election to an additional term and also after completing the first year of Board service for any new director. The Nominating & Governance Committee oversees the Board, committee, and individual evaluation processes.

Overboarding Policy

Our Corporate Governance Guidelines provides that directors who also serve as executive officers of other public companies should not serve on more than two boards of public companies in addition to the Company's Board. Other directors should not serve on more than four other public company boards. No Audit Committee member may serve on more than three public company audit committees, including the Company's Audit Committee.

Board Exercise of Risk Oversight

The Board as a whole and through its committees exercises oversight of enterprise risk at a number of levels and utilizes formal and informal mechanisms to do so.

The Audit Committee plays a material role in oversight of financial, disclosure and liquidity risk issues and oversees the internal control mechanisms used by management in both the financial and non-financial areas. The Audit Committee regularly discusses with management major financial and cybersecurity risk exposures, compensation risks and other risks, and the steps management has taken to monitor and control such exposures. Virtually every Audit Committee meeting includes items relating to risk review, including ongoing review of financial results, control issues, compliance audit processes and results, debt covenant compliance, hedging activities and liquidity measures. The Audit Committee has regular interaction with the Company's independent auditors throughout the year, including executive sessions to address internal control and other matters.

The Nominating & Governance Committee regularly assesses the Company's governance controls. It also undertakes an ongoing review of succession planning, including to assure an appropriate process exists to find appropriately qualified replacement directors as needed for the Board and its committees and to maintain the continuity of management. In addition, the Nominating & Governance Committee oversees the Company's environmental and sustainability efforts and progress, including related risks.

The Compensation Committee assesses compensation design and levels from the perspectives of market reasonableness and appropriateness to the objectives of retaining the quantity and level of management expertise and depth required for the successful execution of the Company's business goals. The Compensation Committee also assesses the risk posed by the Company's compensation program design and practices and the probability that they might result in adverse impacts on the Company.

The Board as a whole regularly reviews financial performance and risks to that performance, competitive market situations, risks to operations and operating capabilities, regulatory change and strategic planning. These reviews are provided through regularly scheduled financial and operations reviews and regular Committee Chair reports to the Board. More in-depth reviews are provided periodically on selected topics, e.g., litigation and regulatory compliance, customer satisfaction, environmental and sustainability related risks, and performance assessments and strategic planning. The Board also reviews risks with respect to artificial intelligence through periodic reports by the Company's Chief Information Officer.

The Company maintains an internal audit department and an Enterprise Risk Management ("ERM") function to oversee the development, implementation and ongoing refinement of a comprehensive ERM program. As part of this program, we undertake an extensive exercise to identify and assess the most significant risks across the enterprise. This annual process includes a robust analysis of both internal and external factors that may impede our ability to execute our strategies, meet business objectives or achieve stakeholder requirements and expectations. We also conduct interviews with senior leaders to identify material risks. This leads us to develop and execute comprehensive actions to manage or mitigate these risks. Furthermore, we continuously monitor these risks and the evolving environment to proactively identify and respond to shifting or emerging risks and strive to provide ongoing assurance that risks are effectively and efficiently managed.

Cybersecurity Matters

Oversight of cybersecurity risk is a joint responsibility of the Board and the Audit Committee. The Company's Chief Information Officer (the "CIO") provides quarterly updates to the Audit Committee and the chair of the Audit Committee or Chief Legal and Administrative Officer regularly updates the Board on cybersecurity matters potentially impacting the Company. Additionally, the CIO briefs the Board on information security matters at least once annually.

In addition to oversight by the Audit Committee and Board, our CIO chairs a Working Council that includes our Chief Financial Officer, Chief Human Resources and Communications Officer and our Chief Legal and Administrative Officer. Our IT organization also includes a Chief Information Security Officer who is responsible for establishing processes as well as management of all cybersecurity risks and programs. The Company's cybersecurity procedures have been developed based on the National Institute of Standards and Technology (NIST) cybersecurity framework.

For more information, please refer to Item 1C, "Cybersecurity", in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Environmental and Social Matters

We believe that building long-term value for our customers, employees and stockholders includes a focus on ensuring the long-term sustainability of our business, good corporate citizenship, and contributing to our communities. Corporate responsibility has long been part of the Mativ corporate mission and is one of our core values.

Our manufacturing facilities and corporate office have a longstanding tradition of community engagement and reducing our impact on the environment. We maintain our Code of Conduct, Supplier Code of Conduct, Transparency in Supply Disclosure, Sustainable Forestry Policy, Environmental Policy, and Human Rights Policy to further align with our sustainability goals. Additional information can be found on the Ethics and Compliance section of our website at https://mativ.com/about-us/ethics-and-compliance/.

General oversight responsibility for environmental, social, and governance ("ESG") topics and the impacts associated with our business, including climate-related issues, is delegated by the Board to the Nominating & Governance Committee. The Nominating & Governance Committee reviews and guides environmental, social, and governance strategy and oversees the setting of corporate targets established by the Company's cross-functional, management-level ESG Committee (the "ESG Committee"). This enables the Nominating & Governance Committee to consider the relevant policies and issues and to fulfill its oversight responsibilities. The Chair of the Nominating & Governance Committee or Chief Legal and Administrative Officer then reports out on environmental, social, and governance and climate-related issues, including strategy and corporate targets, at each regularly scheduled meeting of the full Board.

The ESG Committee includes leaders across our Sustainability, Legal, Corporate Communications, Investor Relations, Supply Chain and Human Resources departments, as well as business leaders from each of our business segments. The ESG Committee typically meets once per month, and a representative updates the Board on key issues that are relevant to our business and stakeholders and on the development and implementation of initiatives to support our sustainability goals at regularly scheduled meetings of the Nominating & Governance Committee.

In November 2024, the Company released its 2023 ESG Report, the company's first comprehensive, enterprise-wide report following the publication of its 2022 ESG Tear Sheet in February of 2024. The 2023 ESG Report provides an in-depth look at Mativ's key achievements and ongoing initiatives in environmental sustainability, product stewardship, and social and governance topics, including workplace health and safety, ethics and integrity, and more. Please refer to the Company's 2023 ESG Report, available at www.mativ.com, for further information.

Some of our key environmental and community initiatives are highlighted below:

Environmental Initiatives

- Filtration Products that Benefit Society: Mativ produces a diverse portfolio of products that make water and air cleaner and safer. Our HVAC air filtration media can reach removal efficiencies as high as 99.9% while our ASD netting can provide up to a 20% decrease in pressure drop during Reverse Osmosis filtration, decreasing energy costs and allowing customers to provide energy efficient water filtration solutions.

- Partnership with Planet Water Foundation: In 2024, we partnered with the Planet Water Foundation, a non-profit organization that helps bring clean water to the world's most impoverished communities, to support the installation of water filtration systems and provide hygiene education. As an innovator and producer of products that enable access to fresh water across the world - a significant and urgent global societal need, we believe this to be a strong alignment with our business, expertise, and way to create material positive impacts for the communities where our solutions play a role. In 2023, through our support, the Foundation installed two AquaTower water systems in India, in the state of Tamil Nadu and two AquaTower water systems in Querétaro state in Mexico. Hygiene education programs were also deployed at the AquaTower project schools, reaching 2,600 students. Mativ also deployed an emergency AquaBlock water filtration system in Turkey in Hatay Province after the Kahramanmaras earthquake in February 2023. The five filtration systems are providing clean, safe drinking water for up to 17,200 people each day. Since our partnership with Planet Water Foundation began, Mativ has enabled access to fresh drinking water for up to 33,000 people.

- FSC® Certification: All unprocessed wood fiber and pulp and wood-based bioenergy consumed are sourced exclusively from suppliers maintaining FSC and/or PEFC Chain of Custody certification and/or have achieved FSC and/or PEFC Mix Credit or Controlled Wood certification. The packaging we use for our own business purposes (as opposed to the packaging we sell) is not necessarily certified or derived from certified suppliers, as we often purchase from small suppliers for whom certification is cost-prohibitive.

- Environmental Certification and Energy Efficiency: As of year-end 2024, 11 Mativ locations are certified to ISO 14001 for environmental management systems and 4 locations are certified to the ISO 50001 energy management standard.

- Recycling: Our facilities recycled more than 20,000 metric tons of waste in 2024. When possible, materials are reintroduced into the manufacturing process to produce new products.

Community Initiatives

- In addition to investing in area communities where our facilities are located by providing jobs and sourcing products, we support efforts to make our communities stronger through financial donations and volunteer participation. Most of our philanthropic efforts are locally directed, empowering our employees to contribute their time and expertise to organizations that matter to them and serve the unique needs of their communities. We donate to nonprofit or community organizations that support the communities where our plants are located.

We continue to look for ways to enhance the sustainability of our business and make a positive impact on the communities in which we live and serve.

Corporate Governance Documents

Central to our cultural and operational foundation is the Mativ Code of Conduct (the "Code of Conduct"), a key resource for making informed, compliant and ethical decisions. This document details policies, standards and expectations to guide all of our people at Mativ in the course of their work and interactions. All employees receive training on the Code of Conduct, as well as periodic reminders and newsletters on relevant compliance topics. The Code of Conduct applies to all employees, officers, and directors of Mativ and its subsidiaries worldwide. Agents and contractors of the Company are also expected to read, understand, and abide by the Code of Conduct.

The Code of Conduct, which is published in all languages where we operate, covers:

- Ethics and responsibilities in the workplace
- Our responsibilities to one another
- Our responsibilities to our customers and business partners
- Our responsibilities in the marketplace
- Our responsibilities as corporate citizens (includes corporate social responsibility standards)
- The Mativ Ethics and Compliance Hotline

Our ethics program is overseen by Mativ's Chief Legal Officer. At the Board level, the Audit Committee is responsible for the ethics reporting hotline and receives a quarterly update on ethics-related matters.

The Code of Conduct is posted on the Governance page of the Company's website at https://ir.mativ.com/investors/governance/governance-documents/. To the extent required under applicable SEC and NYSE rules, any waivers of, or changes to, the Code of Conduct will be posted on our website or otherwise publicly disclosed. In addition, copies of the Company's Corporate Governance Guidelines and the charters for each of the Standing Committees can also be found on the Governance page of the Company's website at https://ir.mativ.com/investors/governance/governance-documents/. Copies of these documents may also be obtained by directing a written request to the Investor Relations Department at Mativ Holdings, Inc., 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009.

Transactions with Related Persons

The Board has adopted written policies and procedures for the review, approval or ratification of any transaction involving an amount in excess of $120,000 in which the Company was or is to be a participant and in which any director or executive officer of the Company, any nominee for director, any 5% or greater stockholder, or any immediate family member of the foregoing has or will have a material interest as contemplated by Item 404(a) of Regulation S-K (each such transaction, a "Related Person Transaction"). Under these policies and procedures, the Audit Committee or a subcommittee of the Board consisting entirely of independent directors reviews the transaction and either approves or rejects the transaction after taking into account the following factors:

- Whether the proposed transaction is on terms that are at least as favorable to the Company as those achievable with an unaffiliated third party;
- Size of the transaction and amount of consideration;
- Nature of the interest;
- Whether the transaction involves a conflict of interest;
- Whether the transaction involves services available from unaffiliated third parties; and
- Any other factors that the Audit Committee or subcommittee deems relevant.

The policy does not apply to (a) compensation and related person transactions involving a director or an executive officer solely resulting from that person's service as a director or employment with the Company so long as the compensation is approved by the Board (or an appropriate committee thereof), (b) transactions involving the rendering of services as a public utility at rates or charges fixed in conformity with law or governmental authority or (c) any other categories of transactions currently or in the future excluded from the reporting requirements of Item 404(a) of Regulation S-K.

Since January 1, 2024, the Company has not participated in any Related Person Transaction.

STOCK OWNERSHIP

Significant Beneficial Owners

Unless otherwise noted, the following table shows the persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares of the Company's Common Stock as of March 10, 2025. In furnishing the information below, the Company has relied solely on information filed with the Securities and Exchange Commission (the ''SEC'') by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power
BlackRock Inc.[1] 50 Hudson Yards New York, NY 10001	10,059,391	18.45%	9,971,140	0	10,059,391	0
The Vanguard Group, Inc.[2] 100 Vanguard Blvd Malvern, PA 19355	5,316,474	9.75%	0	109,440	5,142,459	174,015
Allspring Global[3] 1415 Vantage Park Drive, 3rd Floor Charlotte, NC 28203	4,132,265	7.58%	3,998,210	0	4,132,265	0
Rubric Capital Management LP[4] 155 East 44th St, Suite 1630 New York, NY 10017	4,000,000	7.34%	0	4,000,000	0	4,000,000
Boundary Creek Advisors LP[5] 340 Madison Avenue, 12th Floor New York, NY 10173	3,800,054	7.0%	0	3,800,054	0	3,800,054

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*   Percentages are calculated based on 54,517,608 shares of Common Stock issued and outstanding on March 10, 2025.

(1)   Based solely on information contained in a Schedule 13G/A filed on February 5, 2025 by BlackRock Inc. to report its beneficial ownership of Common Stock.

(2)   Based solely on information contained in a Schedule 13G/A filed on January 30, 2025 by The Vanguard Group, Inc. to report its beneficial ownership of Common Stock.

(3)   Based solely on information contained in a Schedule 13G/A filed on January 12, 2024 by Allspring Global Investments Holdings, LLC (''AGIH''), Allspring Global Investments, LLC (''AGI''), and Allspring Funds Management, LLC (''AFM'') to report their beneficial ownership of Common Stock. AGIH reported sole voting power with respect to 3,998,210 shares of Common Stock and sole investment power with respect to 4,132,265 shares of Common Stock. AGI reported sole voting power with respect to 610,564 shares of Common Stock and sole investment power with respect to 4,128,028 shares of Common Stock. AFM reported sole voting power with respect to 3,387,646 shares of Common Stock and sole investment power with respect to 4,237 shares of Common Stock.

(4)   Based solely on information contained in a Schedule 13G/A filed on February 12, 2024 by Rubric Capital Management LP (''Rubric Capital'') and David Rosen (''Rosen'') to report beneficial ownership of Common Stock. Rubric Capital and Mr. Rosen each reported shared voting power and shared investment power with respect to 4,000,000 shares of Common Stock.

(5)   Based solely on information contained in a Schedule 13G filed on February 14, 2024 by Boundary Creek Advisors (''Boundary Creek'') and Peter Greatrex (''Greatrex'') to report beneficial ownership of Common Stock. Boundary Creek and Mr. Greatrex each reported shared voting power and shared investment power with respect to 3,800,054 shares of Common Stock, including 2,610,200 shares of Common Stock underlying call options.

Directors and Executive Officers

To assure that the interests of directors and executive officers are aligned with the Company's stockholders, the Company requires both directors and key executive officers (including all of the Company's Named Executive Officers, as described in the section entitled ''Executive Compensation - Compensation Discussion & Analysis'') to own minimum amounts of Common Stock within five years of becoming subject to the policy. Either directly or through deferred compensation accounts, each director must hold equity, or equity equivalents, in an amount at least equal in value to five times the value of the directors' annual Board cash retainer. Each Named Executive

Officer must hold vested equity equal to a multiple (from two to five), depending on the position held, of his or her annual base salary. As of the date of this Proxy Statement, all directors and Named Executive Officers have met the guidelines or are within the five year period to be in compliance with these stock ownership guidelines.

The following table sets forth information as of March 10, 2025 regarding the number of shares of Common Stock beneficially owned by all directors and nominees, by each Named Executive Officer, and by all directors and executive officers as a group. In addition to shares of Common Stock they own beneficially, certain directors as of the date of this Proxy Statement have at some point deferred part of their compensation from the Company through a deferred compensation plan for non-employee directors, explained in more detail under "Compensation of Directors" below. Under such plan, each director holds the equivalent of stock units in a deferral account. Unless otherwise indicated in a footnote, each person listed below possesses sole voting and investment power with respect to the shares indicated as beneficially owned by that person.

DIRECTOR AND NAMED EXECUTIVE OFFICER BENEFICIAL OWNERSHIP TABLE

Name of Individual or Identity of Group	Amount and Nature of Beneficial Ownership	Number of Deferred Stock Units[1]	Percent of Class[2]
William M. Cook[3]	23,570	26,614	*
Ryan Elwart	4,767	0	*
Mark W. Johnson	4,449	0	*
Marco Levi[3]	29,364	0	*
Michael W. Rickheim	54,683	0	*
Kimberly E. Ritrievi[3]	20,640	15,963	*
John D. Rogers[3]	47,235	22,838	*
Julie A. Schertell[4]	299,847	0	*
Shruti Singhal[5]	16,533	0	*
John K. Stipancich[3]	6,105	0	*
Greg Weitzel	7,916	0	*
All directors and executive officers as a group (13 persons)	525,223	65,415	0.96%

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(1) Represents the equivalent of stock units, including accumulated dividends, held in deferral accounts.

(2) Percentages are calculated based on 54,517,608 shares of Common Stock issued and outstanding on March 10, 2025, plus shares deemed outstanding pursuant to Rule 13d-3(d)(1). An asterisk shows ownership of less than 1% of the shares of Common Stock outstanding.

(3) In addition, each then-serving non-employee director receives $31,250 in stock on the first day of each calendar quarter, based on the applicable stock price. Based on the closing stock price on March 10, 2025 of $7.15, each non-employee director would receive 4,370 shares of common stock on April 1, 2025.

(4) Ms. Schertell separated from the Company effective March 11, 2025.

(5) On March 11, 2025, Mr. Singhal was appointed President and Chief Executive Officer of the Company. Prior to his appointment as president and Chief Executive Officer, Mr. Singhal served as a non-employee director of the Company.

PROPOSAL TWO
RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025

Appointment of the Independent Registered Public Accounting Firm

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte & Touche") to serve as the Company's independent registered public accounting firm (the "outside auditor") for fiscal year 2025. Although it is not required to do so, the Audit Committee is asking our stockholders to ratify the Board's appointment of Deloitte & Touche. If our stockholders do not ratify their appointment of Deloitte & Touche, the Audit Committee may reconsider its appointment. Even if the appointment is ratified by our stockholders, the Audit Committee may in its discretion change the appointment at any time during the year, if it determines that such a change would be in the best interest of the Company and its stockholders.

Representatives of Deloitte & Touche will be at the Annual Meeting to answer appropriate questions. They also will have the opportunity to make a statement if they wish to do so.

Board Recommendation

The Board of Directors and the Audit Committee unanimously recommend a vote FOR ratification of the appointment of Deloitte & Touche as our outside auditor for fiscal year 2025.

Information Regarding the Independent Registered Public Accounting Firm

Audit, Audit Related, Tax and All Other Fees

The following table summarizes the aggregate fees relating to professional services rendered to the Company by its outside auditor, Deloitte & Touche, the member firm of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte"), for the fiscal years ended December 31, 2024 and 2023:

	2024	2023
Audit Fees[1]	4,265,457	4,756,083
Audit-Related Fees[2]	0	0
Total Audit and Audit-Related Fees	**4,265,457**	**4,756,083**
Tax Compliance Services[3]	495,947	434,100
Tax Consulting and Planning Services[4]	1,131,109	2,061,584
Total Tax Fees	**1,627,056**	**2,495,684**
All Other Fees[5]	26,026	71,900
Total Fees	**5,918,538**	**7,323,667**

(1) Includes fees billed for professional services rendered in connection with the audit of the annual financial statements, audit of the Company's internal control over financial reporting and management's assessment thereof, review of financial statements included in the Company's quarterly reports on Form 10-Q and for services provided for statutory and regulatory filings or engagements.

(2) Includes fees incurred for assurance and related services and consultation on regulatory matters or accounting standards, as well as consultations on internal controls.

(3) Includes fees incurred for tax return preparation and compliance.

(4) Includes non-audit fees incurred for tax advice and tax planning.

(5) Includes fees primarily related to training and subscription services.

Pre-approval Policies and Procedures

All of the services listed above and performed by the outside auditor were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. These procedures describe the permitted audit, audit-related, tax and other services (collectively, the "Disclosure Categories") that the outside auditor may perform. The procedures require that prior to the beginning of each fiscal year, a description of the services (the "Service List") in each of the Disclosure Categories expected to be performed by the outside auditor in the following fiscal year be presented to the Audit Committee for pre-approval.

Services provided by the outside auditor during the following year that are included in the Service List are pre-approved by the Audit Committee in accordance with its pre-approval policy and procedures. Any requests for audit, audit-related, tax, and other services not contemplated on the Service List must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Pre-approval is typically reviewed and granted at regularly scheduled meetings of the Audit Committee; however, the authority to grant specific pre-approval between meetings, if necessary, has been delegated, subject to certain dollar limitations, to the Chair of the Audit Committee. In the event of specific pre-approval granted by the Chair between meetings of the Audit Committee, the Chair is required to update the Audit Committee at its next regularly scheduled meeting on such grant.

In addition, although not required by the rules and regulations of the SEC, the Audit Committee is provided a range of fees associated with each proposed service on the Service List and any services that were not originally included on the Service List. Providing a range of fees for a service incorporates appropriate oversight and control of the outside auditor when time is of the essence. The policy does not contain a de minimis provision that would provide retroactive approval for permissible non-audit services under certain circumstances.

On a periodic basis, the Audit Committee reviews the status of services and fees incurred to-date against the Service List and the forecast of remaining services and fees for the applicable fiscal year.

AUDIT COMMITTEE REPORT

The following report summarizes the Audit Committee's actions during 2024. This report shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

In accordance with its written charter, the Audit Committee assists the Board of Directors by overseeing and monitoring:

    (1)   the integrity of the Company's financial statements;

    (2)   the Company's compliance with legal and regulatory requirements;

    (3)   the outside auditor's qualifications and independence; and

    (4)   the performance of the Company's internal control function, its system of internal and disclosure controls, and the outside auditor.

The members of the Audit Committee meet the applicable independence and experience requirements of the SEC and the NYSE and the standards for determining a director's independence adopted by the Board.

The Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2024 with management and Deloitte & Touche, the Company's outside auditor. Management is responsible for the preparation of the Company's financial statements, and the outside auditor is responsible for conducting an audit of such financial statements.

The Audit Committee has received from the outside auditor the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (United States) regarding the outside auditor's communications with the Audit Committee concerning independence, has discussed the independence of the outside auditor with the outside auditor and has satisfied itself as to the outside auditor's independence.

The Committee reviewed with the outside auditor its audit plans, audit scope and identification of audit risks. The Audit Committee also discussed with management and the outside auditor the quality and adequacy of the Company's internal control function and its system of internal and disclosure controls.

The Audit Committee discussed and reviewed with the outside auditor all communications required by SEC regulations and by the standards of the Public Company Accounting Oversight Board (United States), and, with and without management present, discussed and reviewed the results of the outside auditor's examination of the financial statements.

The Audit Committee discussed, reviewed and monitored the Company's plans and activities related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 on a regular basis.

Based on the above-mentioned reviews and discussions with management and the outside auditor, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

The Audit Committee also recommended the reappointment of Deloitte & Touche to serve as the Company's outside auditor for fiscal year 2025, and the Board concurred with such recommendation.


AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

John D. Rogers (Chair)
William M. Cook
Kimberly E. Ritrievi, ScD
John K. Stipancich


PROPOSAL THREE
NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Board is providing our stockholders with an advisory vote on Executive Compensation. This advisory vote, commonly known as a ''say on pay'' vote, is a non-binding vote on executive compensation paid to our Named Executive Officers as disclosed pursuant to Regulation S-K, including in the section above titled ''Compensation Discussion & Analysis,'' and the accompanying compensation tables and the corresponding narrative discussion and footnotes set forth therein. The Company intends to submit this ''say on pay'' vote to its stockholders annually, consistent with the results of the advisory vote on frequency approved by the stockholders at the 2023 Annual Meeting of Stockholders.

As described in detail in the Compensation Discussion & Analysis, the Compensation Committee of the Board believes that the Company's executive compensation program should reward actions and behaviors that build a foundation for the long-term performance of the Company, while also rewarding the achievement of short-term performance goals informed by the Company's strategy. To align the Company's executive compensation program with the Committee's compensation philosophy, the Compensation Committee has adopted the following objectives:

- Pay-for-performance

- Align performance goals and executive compensation with stockholder interests

- Total target compensation set within a range of market median value for like skills and responsibilities to attract, retain and motivate executive officers

We are committed to having strong governance standards with respect to our executive compensation program, policies and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

	What We Do:
✔	**Pay-for-performance.**
✔	**Maximum payout caps for incentive compensation.**
✔	**Linkage between quantitative performance measures and operating objectives.**
✔	**"Double trigger" in the event of a change-in-control.**
✔	**Independent compensation consultant.**
✔	**Stock ownership guidelines.**
✔	**Annual risk assessment.**
✔	**Annual peer group review.**
✔	**TSR modifier applicable to 2024 performance-based equity awards.**
✔	**Clawback policies.**

	What We Don't Do:
✘	**Change-in-control tax gross-ups.**
✘	**Re-price stock options or buy-back equity grants.**
✘	**Allow directors and key executives (including all Named Executive Officers) to hedge or pledge their Company securities.**
✘	**Executive employment contracts unless required by local law.**
✘	**Excessive perquisites.**

We believe that our executive compensation practices, in combination with a competitive market review, contribute to an executive compensation program that is competitive yet strongly aligned with stockholder interests.

Accordingly, the Board recommends that our stockholders vote for the "say on pay" vote as set forth in the following resolution:

RESOLVED, that our stockholders approve, on an advisory basis, the compensation paid to our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the "Compensation Discussion & Analysis," the accompanying compensation tables and the corresponding narrative discussion and footnotes.

Stockholders are not ultimately voting to approve or disapprove the Board's recommendation. As this is an advisory vote, the outcome of the vote is not binding on the Company with respect to future executive compensation decisions, including those relating to its Named Executive Officers, or otherwise. The Compensation Committee and Board expect to take into account the outcome of the vote when considering future executive compensation decisions.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the approval of the advisory resolution relating to the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

PROPOSAL FOUR
APPROVAL OF THE FIRST AMENDMENT TO THE MATIV HOLDINGS, INC.
2024 EQUITY AND INCENTIVE PLAN

Background

As of March 21, 2025, there were 63,614 shares of Common Stock remaining available for future issuances under the Mativ Holdings, Inc. 2024 Equity and Incentive Plan (the "2024 Plan") (assuming outstanding PSUs are counted at maximum). Given the limited number of shares that currently remain available under the 2024 Plan, the Board and management believe it is important that the Plan Amendment (as defined below) be approved in order to maintain the Company's ability to attract, motivate, reward and retain a talented team who will contribute to our success. The Board believes that the Company has used equity in a reasonable manner under the 2024 Plan and its prior equity plans, with a three-year average burn rate of approximately 0.80% of the Company's outstanding shares of Common Stock.

Proposed Amendment

On March 19, 2025, the Board approved an amendment to the 2024 Plan, subject to approval by the Company's stockholders, that would increase the total remaining number of shares available for issuance under the amended 2024 Plan by 2,300,000 (the "Plan Amendment"). After adding the shares of Common Stock that remained available for future issuances under the 2024 Plan as of March 21, 2025 (63,614, assuming outstanding PSUs are counted at maximum) to the additional shares approved by the Plan Amendment, there will be a total of 2,363,614 shares available for future issuance under the 2024 Plan. If the Plan Amendment is not approved by the Company's stockholders, the Company will continue to operate the 2024 Plan pursuant to its current provisions.

Equity Grant Practices

Outstanding Equity Awards

Please see below for additional information regarding the number of shares underlying outstanding equity awards and remaining available for future grants under the 2024 Plan:

Total shares underlying outstanding stock options and stock appreciation rights (Appreciation Awards)[1]	356,650
Total shares underlying outstanding full value awards (includes restricted stock, restricted stock units and performance share units)[2]	2,736,386
Total number of shares remaining available for future grant under the 2024 Plan	63,614
Total number of shares remaining available for future grant under the Outside Director Plan	51,008
Incremental shares requested under the 2024 Plan	2,300,000
Total number of shares available for future grant under the 2024 Plan and Outside Director Plan upon shareholder approval of the incremental share request	2,414,622
Total number of shares of common stock outstanding as of March 1, 2025	54,517,608

_____

[1] Our Appreciation Awards outstanding as of March 21, 2025 had a weighted-average exercise price of $79.41 and a weighted-average remaining term of 2.0 years. The total number of Appreciation Awards outstanding as of March 21, 2025 includes both stock appreciation rights and stock options granted by legacy Neenah.

[2] Reflects outstanding performance share units at maximum.

Dilution

Annual dilution from our equity compensation program is measured as the total number of shares subject to equity awards granted in a given year, less cancellations and other shares returned to the reserve that year, divided by total shares outstanding at the end of the year. Annual dilution from our equity compensation program for fiscal year 2024 was 2.8%. Overhang is another measure of the dilutive impact of our equity compensation program. Our overhang is equal to the number of shares subject to outstanding equity compensation awards plus the number of shares available to be granted, divided by the total number of outstanding shares. As of

March 19, 2025, our overhang was 5.9%. As of March 19, 2025, the 2,300,000 shares being requested under the Plan Amendment would increase our aggregate overhang by 4.2% to approximately 10.1%. Overhang percentages are based on 54,517,608 shares of Common Stock outstanding as of March 10, 2025.

Burn Rate

Burn rate is a measure of the number of shares subject to equity awards that we grant annually, which helps indicate the life expectancy of our equity plans and is another measure of stockholder dilution. We determine our burn rate by dividing the aggregate number of shares subject to awards granted during the year by the weighted average number of shares outstanding during the year. The Company's burn rate for the past three fiscal years has been as follows:

Year	Restricted Stock Units Granted	Performance-Based Restricted Stock Units Earned[*]	Weighted Average Number of Shares Outstanding	Burn Rate
2024	513,962	0	54,517,608	0.94%
2023	277,479	0	54,506,900	0.51%
2022	343,142	59,276	42,442,200	0.95%

---

[*] *Performance awards are shown based on the number earned. The Company granted 556,535, 350,911, and 320,732 performance awards at target in 2024, 2023, and 2022, respectively. Such granted amounts represent the full number of shares granted and have not been adjusted as outlined in Footnote 2 in the section titled "2024 Summary Compensation Table."*

Our three-year average Burn Rate is 0.80%.

Share Pool Duration

We believe that approval of the Plan Amendment, including the number of shares requested, will give us flexibility to continue to make stock-based grants and other awards for one to two years in amounts determined appropriate by the Compensation Committee, based on our historical share grant practices. This time period is an estimate. The actual rate at which we use shares under the 2024 Plan may be more or less than our anticipated future usage and will depend upon various unknown factors, such as our future stock price, plan participation levels, hiring and promotion activity, award mix and vehicles, competitive market practices, acquisitions and divestitures, and rates of forfeiture.

Certain Features of the 2024 Plan

The following features of the 2024 Plan are designed to reinforce alignment between the equity compensation arrangements awarded pursuant to the 2024 Plan and our stockholders' interests:

- Awards are subject to a one-year minimum vesting period, subject to limited exceptions set forth in the 2024 Plan as described below and the Plan Committee's (as defined below) ability to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death or disability, in the terms of the award agreement or otherwise;

- No discounting of stock options or stock appreciation rights;

- No repricing or replacement of underwater stock options or stock appreciation rights without stockholder approval;

- No dividend equivalents on stock options or stock appreciation rights;

- No dividends or dividend equivalents paid on unearned awards;

- No recycling of shares used to pay the exercise price or taxes with respect to awards;

- Annual non-employee director compensation limit, which cannot be amended without stockholder approval; and

- No liberal definition of "change in control."

Purposes of the 2024 Plan

Equity-based compensation is a significant component of our compensation program and the 2024 Plan is intended to serve the following purposes:

- Align the interests of the Company's stockholders and recipients of awards under the 2024 Plan by increasing the proprietary interest of such recipients in the Company's growth and success;

- Advance the interests of the Company by attracting and retaining officers, other employees, non-employee directors, consultants, independent contractors and agents; and

- Motivate such persons to act in the long-term best interests of the Company and its stockholders.

Under the 2024 Plan, the Company may grant:

- Non-qualified stock options;

- Incentive stock options (within the meaning of Section 422 of the Internal Revenue Code);

- Stock appreciation rights ("SARs");

- Restricted stock, restricted stock units and other stock-based awards (collectively, "Stock Awards"); and

- Performance Awards.

Description of the 2024 Plan

The following description is qualified in its entirety by reference to the 2024 Plan, as amended by the Plan Amendment, copies of which are attached as Appendices A and B and which are incorporated into this Proxy Statement by reference. The following does not purport to be a complete description of all of the provisions of the 2024 Plan, as amended by the Plan Amendment.

Administration

The 2024 Plan is administered by the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board (the "Plan Committee"), in each case consisting of two or more members of the Board. Each member of the Plan Committee is intended to be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the NYSE.

Subject to the express provisions of the 2024 Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such terms and conditions not inconsistent with the 2024 Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the 2024 Plan and to decide questions of interpretation or application of any provision of the 2024 Plan. The Plan Committee may take any action such that (1) any outstanding options and SARs become exercisable in part or in full, (2) all or a portion of any restriction period applicable to any outstanding award lapses, (3) all or a portion of any performance period applicable to any outstanding award lapses, and (4) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the 2024 Plan to the Board, a subcommittee of the Board, a member of the Board, the Chief Executive Officer or such other executive officer of the Company as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the Board, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Available Shares

Under the 2024 Plan, as amended by the Plan Amendment, the number of shares of Common Stock available for all awards, other than substitute awards granted in connection with a corporate transaction, is equal to 5,100,000 shares, which represents 2,800,000 shares initially authorized for issuance, plus 2,300,000 shares that will become available for issuance if the Company's stockholders approve the Plan Amendment. In addition, no more than 5,100,000 shares of Common Stock may be issued under the 2024 Plan with respect to incentive stock options. The share limits set forth in the 2024 Plan are subject to adjustment in the event of any equity restructuring that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend. On March 10, 2025, the closing sales price per share of our Common Stock as reported on the NYSE was $7.15.

To the extent that shares of Common Stock subject to an outstanding award granted under the 2024 Plan or the 2015 Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares of Common Stock subject to an option cancelled upon settlement of a related tandem SAR or subject to a tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares of Common Stock will again be available for re-issuance under the 2024 Plan. Shares of Common Stock subject to an award under the 2024 Plan will not again be available for issuance if such shares are (i) shares that were subject to an option or SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, (ii) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award or (iii) shares repurchased by the Company on the open market with the proceeds of an option exercise.

Change in Control

Unless otherwise provided in an award agreement or a participant's effective employment, change in control, severance or other similar agreement in effect on the applicable grant date, in the event of a change in control of the Company in which the successor company effectively assumes or substitutes an award and a participant's employment or service is terminated by the Company, a subsidiary or an affiliate without cause, or by the participant for good reason within 24 months following such change in control, then upon such termination of employment or service (i) each outstanding option and SAR held by such participant will become fully vested and exercisable, (ii) the restriction period applicable to each outstanding stock award held by such holder will lapse, and (iii) performance awards will vest or become exercisable or payable in accordance with the applicable award agreement.

Unless otherwise provided in an award agreement, in the event of a change in control of the Company in which awards are not effectively assumed or substituted by the successor company, the Board (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed to be satisfied at the target, maximum or any other level. In addition, in the event of a change in control, the Board may, in its discretion, require that shares of capital stock of the company resulting from or succeeding to the business of the Company pursuant to such change in control, or the parent thereof, be substituted for some or all of the shares of Common Stock subject to outstanding awards, and/or require outstanding awards, in whole or in part, to be surrendered to the Company in exchange for a payment of cash, other property, shares of capital stock of the company resulting from the change in control (or the parent thereof), or a combination of cash, other property and such shares.

Under the terms of the 2024 Plan, a change in control generally means (i) a third person, including a ''group'' as defined in Section 13(d)(3) of the Exchange Act, consummates the acquisition of actual or beneficial ownership of shares of the Company having 30% or more of the total number of votes that may be cast for the election of directors of the Board; or (ii) as the result of the consummation of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a ''Transaction''), the persons who were directors of the Company before the Transaction cease to constitute a majority of the Board or any successor to the Company.

No Repricing

The Plan Committee may not, without the approval of our stockholders, (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the fair market value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a change in control or pursuant to the plan's adjustment provisions.

Clawback of Awards

Awards granted under the 2024 Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award agreement or any clawback or recoupment policy that the Company may adopt from time to time, including, without limitation, the SWM International, Inc. Executive Compensation Adjustment and Recovery Policy, the Mativ Holdings, Inc. Clawback Policy and any other policy that the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law or applicable listing standards.

Effective Date, Termination and Amendment

The 2024 Plan became effective on April 24, 2024 and will terminate as of the first annual meeting of the Company's stockholders to occur on or after the tenth anniversary of its effective date, unless earlier terminated by the Board. The Board may amend the 2024 Plan at any time, subject to any requirement of stockholder approval set forth by applicable law, rule or regulation, including any rule of the NYSE, and provided that no amendment may be made that (i) seeks to modify the non-employee director compensation limit or the prohibition on repricing of options and SARs without stockholder approval under the 2024 Plan or (ii) materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Eligibility

Participants in the 2024 Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors and agents of the Company and its subsidiaries and affiliates (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. As of March 1, 2025, approximately seven officers, 118 employees and six non-employee directors would be eligible to participate in the 2024 Plan if selected by the Plan Committee.

Non-Employee Director Compensation Limit

Under the terms of the 2024 Plan, the aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be granted during any fiscal year of the Company to any non-employee director will not exceed $750,000, multiplied by two in the year in which a non-employee director commences service on the Board. The non-employee director compensation limit under the 2024 Plan will not apply to awards distributed in lieu of all or a portion of fees receivable by a non-employee director for service on the Board or any Board committee.

Minimum Vesting Conditions

Notwithstanding any other provision of the 2024 Plan to the contrary, awards granted under the 2024 Plan (other than cash-based awards) will vest no earlier than the first anniversary of the date on which the award is granted; provided, that the following awards will not be subject to the foregoing minimum vesting requirement: any (i) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries or affiliates; (ii) shares delivered in lieu of fully vested cash obligations; (iii) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding year's annual meeting; and (iv) additional awards the Plan Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the 2024 Plan (subject to adjustment under the corporate capitalization provisions of the 2024 Plan). The foregoing restriction does not apply to the Plan Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death or disability, in the terms of the award agreement or otherwise.

Stock Options and SARs

The 2024 Plan provides for the grant of options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than ten (10) years after its date of grant. If the option is an incentive stock option (within the meaning of Section 422 of the Internal Revenue Code) and the optionee owns greater than ten percent (10%) of the voting power of all shares of capital stock of the Company (a ''ten percent holder''), then the option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, unless the option is an incentive stock option and the optionee is a ten percent holder, in which case the exercise price will not be less than the price required by the Internal Revenue Code.

Each SAR will be exercisable for no more than ten (10) years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, provided that the base price of a SAR granted in tandem with an option (a ''tandem SAR'') will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of Common Stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of Common Stock subject to such option or SAR.

Stock Awards

The 2024 Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award as a restricted stock award, restricted stock unit award or other stock-based award. Restricted stock awards and restricted stock unit awards are subject to forfeiture if the holder does not remain continuously in the employment of the Company during the restriction period or if specified performance measures (if any) are not attained during the performance period. The terms and conditions applicable to other stock-based awards will be determined by the Plan Committee.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of the Company, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of the Common Stock; provided, however, that any dividend or other distribution paid with respect to shares subject to a restricted stock award will be deposited by the Company and will be subject to the same restrictions as the shares of Common Stock with respect to which such dividend or distribution was made.

The agreement awarding restricted stock units will specify (1) whether such award may be settled in shares of Common Stock, cash or a combination thereof and (2) whether the holder will be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Plan Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents credited with respect to restricted stock units will be subject to the same vesting and other restrictions as the restricted stock units to which they relate. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit has no rights as a stockholder of the Company.

The Plan Committee may also grant other stock-based awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock. Any distribution, dividend or dividend equivalents with respect to such other stock-based awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The 2024 Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of Common Stock (including shares of restricted stock) or cash or a combination thereof, and will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same vesting and other restrictions as such performance award. Prior to the settlement of a performance award in shares of Common Stock, the holder of such award has no rights as a stockholder of the Company with respect to such shares. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment, whether by reason of disability, retirement, death or any other reason or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Measures

Under the 2024 Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of Common Stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Plan Committee at the time of grant. Such performance goals may, without limitation, be based on one or more of the following measures, which may be assessed on an individual basis, or on a corporate-wide basis, or with respect to specified subsidiaries, divisions, business operating units or geographic units of the Company: the attainment by a share of Common Stock of a specified fair market value for, or at, a specified period of time; increase in stockholder value; earnings per share; net assets; return on net assets; return on equity; return on investments; return on capital or invested capital; return on sales; debt to capital ratios; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest and/or taxes; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market segment share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; economic profit; gross profit or margin; operating profit or margin; net cash provided by operations; working capital and/or its components; price-to-earnings growth; revenues from new product development; percentage of revenues derived from designated lines of business and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market segment penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, compliance, efficiency, ESG-related measures, and acquisitions or divestitures; any combination of the foregoing; or such other goals as the Plan Committee may determine whether or not listed herein.

Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, geographic units, or business operating units) or the past or current performance of one or more other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be applied on a pre- or post-tax basis and may be amended or adjusted to include or exclude any components of any performance measure, including, without limitation, foreign exchange gains and losses, asset writedowns, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, changes in law or accounting principles, or changes in the capital structure of the Company. Performance measures will be subject to such other special rules and conditions as the Plan Committee may establish at any time.

Historical Equity Awards Table

The following table sets forth the number of service-based restricted stock units and performance-based restricted stock units granted over the lifetime of the 2024 Plan to the individuals and groups indicated below as of March 1, 2025:

Name	Service-Based Restricted Stock Units	Performance-Based Restrict Stock Units
Shruti Singhal	0	0
Greg Weitzel	56,494	84,741
Mark W. Johnson	50,168	75,251
Michael W. Rickheim	40,313	60,471
Ryan Elwart	79,944	86,705
Julie Schertell	257,376	386,065
All Current Executive Officers as a Group	484,295	693,233
All Non-Executive Officer Directors as a Group*	0	0
All Non-Executive Officer Employees as a Group	850,305	420,030

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* Excludes the 305,677 shares subject to Mr. Singhal's RSU award granted to him in connection with his assumption of the role of Chief Executive Officer of the Company on March 11, 2025. Prior to assuming such role, Mr. Singhal was a non-employee director and did not receive equity awards under the 2024 Plan.

New Plan Benefits

The number of awards that will be granted under the 2024 Plan (as amended by the Plan Amendment) is not currently determinable. Information regarding awards granted in 2024 under the 2024 Plan to the Named Executive Officers is provided in the ''2024 Summary Compensation Table'' and the ''2024 Grants of Plan-Based Awards'' table. Information regarding awards granted in 2024 under the 2024 Plan to non-employee directors is provided in the ''2024 Director Compensation'' table.

Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the 2024 Plan. This discussion does not address all aspects of the United States federal income tax consequences that could arise from participation in the 2024 Plan, some of which may be relevant to participants in light of their personal investment or tax circumstances; it also does not discuss any state, local or non-United States tax consequences of participating in the 2024 Plan. Before taking any actions with respect to any awards, each participant is advised to consult such participant's tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation may deduct each year for compensation paid to each of the corporation's chief executive officer, the corporation's chief financial officer, and certain other current and former executive officers of the corporation.

Stock Options

A participant will not recognize taxable income at the time an option is granted and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the option was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of (1) the lesser of the amount realized upon that disposition and the fair market value of those shares on the date of exercise over (2) the exercise price, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

Stock Awards

A participant will not recognize taxable income at the time restricted stock (i.e., stock subject to restrictions constituting a substantial risk of forfeiture) is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time pursuant to Section 83(b) of the Internal Revenue Code. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by the Company (or, if applicable, the affiliated employer) as compensation expense, subject to the deduction limits under Section 162(m) of the Internal Revenue Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

A participant will not recognize taxable income at the time a restricted stock unit is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

A participant who receives shares of Common Stock that are not subject to any restrictions under the 2024 Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

The Board of Directors recommends that stockholders vote *FOR* the approval of the First Amendment to the Mativ Holdings, Inc. 2024 Equity and Incentive Plan.

Equity Compensation Plan Information

The following table provides information, as of December 31, 2024, with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders:			
Outside Directors Stock Plan[1]	0	N/A	51,008
Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan[2]	0	N/A	0
Mativ Holdings, Inc. 2024 Equity and Incentive Plan[3]	1,006,276	N/A	1,823,531
Total approved by stockholders	1,006,276	N/A	1,874,539
Equity compensation plans not approved by stockholders	—	—	—
Grand total	1,006,276	N/A	1,874,539

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(1) The Outside Directors Stock Plan consists of shares registered for the purpose of issuance to our outside directors for payment of their retainer fees quarterly in advance. Director's stock retainer fees for the first three quarter in 2024 consisted of $23,750 quarterly, and $31,250 for the fourth quarter, which are payable in our Common Stock. The number of shares issued each quarter is determined based on the then fair market value of the shares, which is determined in accordance with the plan at the closing price on the date one day prior to the date of distribution. Certain directors have elected to defer receipt of quarterly retainer fees under the terms of our Deferred Compensation Plan No. 2 for Non-Employee Directors, resulting in an accumulation of stock unit credits. Upon a change in control, retirement or earlier termination from the Board, these stock unit credits will be distributed in the form of cash or shares of MATV Common Stock. As of the Merger on July 6, 2022, all of the outstanding deferred stock units were converted to common stock in accordance with the plan. While held in the deferred compensation plan account, these stock unit credits carry no voting rights and cannot be traded as Common Stock, although declared dividends create additional stock unit credits. As of December 31, 2024, deferred retainer fees and credited dividends have resulted in 95,184 accumulated stock unit credits.

(2) The Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan (the "LTIP") is described in Note 18. Stockholders' Equity of the Notes to Consolidated Financial Statements in Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Awards of restricted stock units under the LTIP are subject to forfeiture and cannot be sold or otherwise transferred until fully vested. Full value awards granted under the LTIP were amended in 2024 to provide for cash-settlement in order to preserve the Company's available shares under the LTIP and, accordingly, no securities will be issued upon the exercise or settlement of any outstanding awards under the LTIP.

(3) The Mativ Holdings, Inc. 2024 Equity and Incentive Plan is described in Note 18. Stockholders' Equity of the Notes to Consolidated Financial Statements in Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Awards of restricted stock units under the Mativ Holdings, Inc. 2024 Equity and Incentive Plan are subject to forfeiture and cannot be sold or otherwise transferred until fully vested.

OTHER INFORMATION

Stockholder Proposals and Director Nominations for the 2026 Annual Meeting

Stockholder proposals to be considered for inclusion in the Company's proxy statement and form of proxy for the 2026 Annual Meeting of Stockholders must be received by the Company's Corporate Secretary at the Company's principal executive office no later than November 21, 2025. All proposals for inclusion in the Company's proxy statement must comply with all of the requirements of Rule 14a-8 under the Exchange Act.

Pursuant to Paragraphs 15 and 19 of the Company's By-Laws, stockholders must give advance notice of other business to be addressed, or nominations for director, at the 2026 Annual Meeting not earlier than December 31, 2025 and not later than January 30, 2026. All proposals and nominations must comply with all of the requirements set forth in the Company's By-Laws, a copy of which may be obtained from the Company's Corporate Secretary.

In addition to satisfying the foregoing requirements under Company's By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 1, 2026.

Annual Report on Form 10-K and Proxy Statement

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (including the consolidated financial statements and schedules thereto but excluding exhibits) has been made available with this Proxy Statement to stockholders of record and beneficial holders as of March 10, 2025. Additional copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (excluding exhibits) will be provided without charge to each stockholder requesting such copies in writing. The written request should be directed to the Investor Relations Department at Mativ Holdings, Inc., 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009. In addition, the Annual Report on Form 10-K, Notice of Meeting, Proxy Statement and form of proxy are available on the Company's website at www.mativ.com.

Communicating with the Board

Stockholders and interested parties may communicate directly with the Board or any of its members, including the Non-Executive Chair, the Chair of the Audit Committee and the independent directors as a group, by telephonic or written communication as set forth below. Each communication intended for the Board or any of its members and received by the Secretary that is related to the operation of the Company will be forwarded to the designated person. The Secretary may screen communications solely for the purpose of eliminating communications that are commercial in nature or not related to the operation of the Company and conducting appropriate security clearance. All communications relating to the operation of the Company shall be forwarded to the designated recipient in their entirety.

If by phone: A voice mail message may be left identifying the individual to whom it is directed by calling (866) 528-2593. This is a toll-free call and is monitored and accessible by the office of the Secretary of the Company. Messages received on this line will be maintained in confidence to the extent practicable.

If by mail: A sealed envelope prominently marked ''Confidential'' on the outside of the envelope that is directed to the attention of any director(s), including the Non-Executive Chair, the Chair of the Audit Committee or the independent directors as a group, as appropriate, may be mailed to:

> Secretary
> Mativ Holdings, Inc.
> 100 Kimball Place-Suite 600
> Alpharetta, Georgia 30009

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preferences by voting over the Internet or by submitting a proxy card prior to the Annual Meeting. If your shares are held in ''street name,'' please refer to the voting instruction form provided with the proxy materials.

AMENDMENT NO. 1

TO

MATIV HOLDINGS, INC.
2024 EQUITY AND INCENTIVE PLAN

WHEREAS, Mativ Holdings, Inc. (the ''Company'') has heretofore adopted the Mativ Holdings, Inc. 2024 Equity and Incentive Plan (the ''Plan'') which was approved by stockholders effective April 24, 2024 at the Company's 2024 Annual Meeting of Stockholders; and

WHEREAS, the Company wishes to amend the Plan to increase the number of shares of common stock of the Company, par value $0.01 per share, available for issuance under the Plan by 2,300,000;

NOW, THEREFORE, the Plan shall be amended, effective as the date on which the stockholders of the Company approve such amendment at the 2025 Annual Meeting of Stockholders, as follows:

1. The first and second sentences of Section 1.5 are deleted and replaced with the following:

   ''Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, the number of shares of Common Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be 5,100,000 shares. Subject to adjustment as provided in Section 5.7, no more than 5,100,000 shares of Common Stock in the aggregate may be issued under the Plan in connection with Incentive Stock Options.''

2. Except as modified herein, the remaining terms of the Plan shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned officer of the Company, acting pursuant to authority granted to him by the Board of Directors of the Company, has executed this instrument on this   day of   , 2025.

MATIV HOLDINGS, INC.

By: _____
Name:
Title:

[This page intentionally left blank]

MATIV HOLDINGS, INC.
2024 EQUITY AND INCENTIVE PLAN
(As amended, effective April [   ], 2025)

I. INTRODUCTION

1.1   Purposes. The purposes of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan (this "Plan") are (i) to align the interests of the Company's stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees, Non-Employee Directors, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.

1.2   Certain Definitions.

"**Affiliate**" shall mean any corporation, limited liability company, partnership, joint-venture or similar entity in which the Company owns directly or indirectly, an equity interest possessing less than 50% but at least 20% of the combined voting power of the total outstanding equity interests of such entity.

"**Agreement**" shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award.

"**Board**" shall mean the Board of Directors of the Company.

"**Cause**" shall mean, unless otherwise defined in an Agreement, the willful and continued failure to substantially perform the duties assigned by the Company, a Subsidiary or an Affiliate (other than a failure resulting from the award recipient's disability), the willful engaging in conduct which is demonstrably injurious to the Company, a Subsidiary or an Affiliate (monetarily or otherwise), any act of dishonesty, the commission of a felony, the continued failure to meet performance standards, excessive absenteeism, or a significant violation of any statutory or common law duty of loyalty to the Company, a Subsidiary or an Affiliate.

"**Change in Control**" shall mean (i) a third person, including a "group" as defined in Section 13(d)(3) of the Exchange Act, consummates the acquisition of actual or beneficial ownership of shares of the Company having 30% or more of the total number of votes that may be cast for the election of directors of the Board, or (ii) as the result of the consummation of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Company before the Transaction shall cease to constitute a majority of the Board or any successor to the Company.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Committee**" shall mean the Compensation Committee of the Board, or a subcommittee thereof, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

"**Common Stock**" shall mean the common stock, par value $0.10 per share, of the Company, and all rights appurtenant thereto.

"**Company**" shall mean Mativ Holdings, Inc., a Delaware corporation, or any successor thereto.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" shall mean the closing price of a share of Common Stock as reported on the New York Stock Exchange on the day immediately preceding the date as of which such value is being determined or, if the Common Stock is not listed on the New York Stock Exchange as of such date, the closing price of a share of Common Stock on the principal national stock exchange on which the Common Stock is traded on the day immediately preceding the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the last preceding date for which transactions were reported; provided, however, that the Company may in its discretion use the closing price of a share of Common Stock on the day preceding the date as of which such value is being determined to the extent the Company determines such method is more practical for administrative purposes, such as for purposes of tax withholding; provided, further, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or methods as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.

"**Free-Standing SAR**" shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

"**Good Reason**" shall mean, unless otherwise defined in an Agreement, the occurrence of one or more of the following without the participant's express written consent, which circumstances are not remedied by the Company within thirty (30) days after its receipt of a written notice from the participant describing the applicable circumstances (which notice must be provided by the participant within ninety (90) days after the participant's knowledge of the applicable circumstances): (i) a material diminution in the Participant's base compensation; (ii) a material diminution in the participant's authority, duties, or responsibilities; (iii) a material change in the geographic location at which the participant must perform services; or (iv) any other action or inaction that constitutes a material breach by the Company of the agreement under which the participant provides services; provided, however, in the event of a termination due to "Good Reason" the participant must terminate employment within two years following the initial occurrence of the circumstance constituting good reason.

"**Incentive Stock Option**" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

"**Non-Employee Director**" shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

"**Nonqualified Stock Option**" shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

"**Other Stock-Based Award**" shall mean an award granted pursuant to Section 3.4 of the Plan.

"**Performance Award**" shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the grant or vesting of the holder's interest, in the case of a Restricted Stock Award, of all or a portion of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award, Other Stock-Based Award or Performance Award, to the holder's receipt of all or a portion of the shares of Common Stock subject to such award or of payment with respect to such award. Such criteria and objectives may, without limitation, be based on one or more of the following measures, which may be assessed on an individual basis, or on a corporate-wide basis, or with respect to specified subsidiaries, divisions, business operating units or geographic units of the Company: the attainment by a share of Common Stock of a specified Fair Market Value for, or at, a specified period of time; increase in stockholder value; earnings per share; net assets; return on net assets; return on equity; return on investments; return on capital or invested capital; return on sales; debt to capital ratios; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest and/or taxes; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market segment share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; economic profit; gross profit or margin; operating profit or margin; net cash provided by operations; working capital and/or its components; price-to-earnings growth; revenues from new product development; percentage of revenues derived from designated lines of business and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market segment penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, compliance, efficiency, ESG-related measures, and acquisitions or divestitures, any combination of the foregoing, or such other goals as the Committee may determine whether or not listed herein. Each such Performance Measure may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, geographic areas, or business operating units) or the past or current performance of one or more other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be applied on a pre- or post-tax basis and may be amended or adjusted to include or exclude any components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset writedowns, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, changes in law or accounting principles, or changes in the capital structure of the Company ("Adjustment Events"). The Committee may in its sole discretion amend or adjust the Performance Measures or other terms and conditions of an outstanding award in recognition of any Adjustment Events. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

"**Performance Period**" shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

"**Prior Plan**" shall mean the Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan and each other plan previously maintained by the Company and its predecessors under which equity awards remain outstanding as of the effective date of this Plan.

"**Restricted Stock**" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Award**" shall mean an award of Restricted Stock under this Plan.

"**Restricted Stock Unit**" shall mean a right to receive one share of Common Stock or, in lieu thereof and to the extent provided in the applicable Agreement, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Unit Award**" shall mean an award of Restricted Stock Units under this Plan.

"**Restriction Period**" shall mean any period designated by the Committee during which (i) the Common Stock subject to an award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to an award shall remain in effect.

"**SAR**" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

"**Stock Award**" shall mean a Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award.

"**Subsidiary**" shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing 50% or more of the combined voting power of the total outstanding equity interests of such entity.

"**Substitute Award**" shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an option or SAR.

"**Tandem SAR**" shall mean an SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such option, or portion thereof, which is surrendered.

"**Tax Date**" shall have the meaning set forth in Section 5.5.

"**Ten Percent Holder**" shall have the meaning set forth in Section 2.1(a).

1.3 **Administration**. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority under the Plan to the Board or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board or the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting.

1.4 **Eligibility**. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents and persons expected to become officers, other employees, Non-Employee Directors, consultants, independent contractors and agents of the Company and its Subsidiaries and Affiliates as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary or an Affiliate, and references to employment shall include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence. The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $750,000; provided, however, that (i) the limit set forth in this sentence shall be multiplied by two in the year in which a Non-Employee Director commences service on the Board, and (ii) the limit set forth in this sentence shall not apply to awards made pursuant to an election to receive the award in lieu of all or a portion of fees received for service on the Board or any committee thereunder.

1.5 **Shares Available**. Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, the number of shares of Common Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be ~~2,800,000~~5,100,000 shares. Subject to adjustment as provided in Section 5.7, no more than 5,100,000~~2,800,000~~ shares of Common Stock in the aggregate may be issued under the Plan in connection with Incentive Stock Options. The number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to the number of shares subject to awards granted under this Plan, other than Substitute Awards.

To the extent that shares of Common Stock subject to an outstanding option, SAR, Stock Award or Performance Award granted under the Plan or a Prior Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, such shares of Common Stock shall again be available for re-issuance under this Plan and shall be recycled into this Plan on a one-for-one basis. In addition, shares of Common Stock subject to an award under this Plan shall not again be available for issuance under this Plan if such shares are (x) shares that were subject to an option or a SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award or (z) shares repurchased by the Company on the open market with the proceeds of an option exercise.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

1.6 **Minimum Vesting Conditions.** Notwithstanding any other provision of the Plan to the contrary, awards granted under the Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the award is granted; provided, that the following awards shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; (ii) shares delivered in lieu of fully vested cash obligations; (iii) awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding year's annual meeting; and (iv) any additional awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to <u>Section 1.5</u> (subject to adjustment under <u>Section 5.7</u>); <u>provided</u>, <u>further</u>, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, or disability, in the terms of the award Agreement or otherwise.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1 <u>Stock Options</u>. The Committee may, in its discretion, grant options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee; <u>provided</u>, <u>however</u>, that a participant may be granted an option only if the underlying Common Stock qualifies, with respect to such participant, as "service recipient stock" within the meaning set forth in Section 409A of the Code. Each option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) <u>Number of Shares and Purchase Price</u>. The number of shares of Common Stock subject to an option and the purchase price per share purchasable upon exercise of the option shall be determined by the Committee; <u>provided, however,</u> that the purchase price per share purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such option; <u>provided further,</u> that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a <u>"Ten Percent Holder"</u>), the purchase price per share shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) <u>Option Period and Exercisability</u>. The period during which an option may be exercised shall be determined by the Committee; <u>provided, however,</u> that no option shall be exercised later than ten (10) years after its date of grant; <u>provided further,</u> that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) <u>Method of Exercise</u>. An option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, (E) in any other permissible payment method set forth in the Agreement, or (F) a combination of the foregoing, in each case to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.2   Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee; provided, however, that a participant may be granted a SAR only if the underlying Common Stock qualifies, with respect to such participant, as "service recipient stock" within the meaning set forth in Section 409A of the Code. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a)   Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b)   Exercise Period and Exercisability. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that no SAR shall be exercised later than ten (10) years after its date of grant; provided further, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR.

(c)   Method of Exercise. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR (i) upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

2.4 No Repricing. The Committee shall not without the approval of the stockholders of the Company, (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 5.7.

2.5 Dividend Equivalents. Notwithstanding anything in an Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such option or SAR.

III. STOCK AWARDS

3.1 Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award, or, in the case of an Other Stock-Based Award, the type of award being granted.

3.2 Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that any dividend or other distribution paid with respect to shares subject to a Restricted Stock Award shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such dividend or distribution was made.

3.3   **Terms of Restricted Stock Unit Awards**. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a)   Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b)   Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c)   Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents credited with respect to Restricted Stock Units shall be subject to the same vesting and other restrictions as the Restricted Stock Units to which they relate. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

3.4   **Terms of Other Stock-Based Awards**. Subject to the limitations set forth in the Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock-Based Awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

3.5   **Termination of Employment or Service**. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

IV. PERFORMANCE AWARDS

4.1   Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

4.2   Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(e)   Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(f)   Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(g)   Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same vesting and other restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

4.3   Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

V. GENERAL

5.1   Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at the Company's 2024 annual meeting of stockholders and, if so approved, the Plan shall become effective as of the date of such stockholder approval. Once effective, this Plan shall supersede and replace the Prior Plan; provided, that the Prior Plan shall remain in effect with respect to all outstanding awards granted under the Prior Plan until such awards have been exercised, forfeited, cancelled, expired, or otherwise terminated in accordance with the terms of such awards. This Plan shall terminate as of the first annual meeting of the Company's stockholders to occur on or after the tenth anniversary of its effective date, unless terminated earlier by the Board; provided, however, that no Incentive Stock Options shall be granted after the tenth anniversary of the date on which the Plan was approved by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

5.2   Amendments. The Board may amend this Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company's stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify the limit on Non-Employee Director compensation contained in Section 1.6 or the prohibition on the repricing or discounting of options and SARs contained in Section 2.4; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

5.3   Agreement. Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, either executed by the recipient or accepted by the recipient by electronic means approved by the Company within the time period specified by the Company. Upon such execution or execution and electronic acceptance, and delivery of the Agreement to the Company, such award shall be effective as of the effective date set forth in the Agreement.

5.4 **Non-Transferability**. No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

5.5 **Tax Withholding**. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local, foreign or other taxes which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the ''Tax Date''), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, (E) in any other permissible payment method set forth in the Agreement, or (F) a combination of the foregoing, in each case to the extent set forth in the Agreement relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate (or, if permitted by the Company, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable Internal Revenue Service withholding rules); provided, however, that if a fraction of a share of Common Stock would be required to satisfy the minimum statutory withholding taxes, then the number of shares of Common Stock to be delivered or withheld may be rounded up to the next nearest whole share of Common Stock.

5.6 **Restrictions on Shares**. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7 **Adjustment**. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or any successor or replacement accounting standard) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award (including the number and class of securities subject thereto), and the terms of each outstanding Performance Award (including the number and class of securities subject thereto) shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs without an increase in the aggregate purchase price or base price and in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.8   Change in Control.

(a)   Assumption or Substitution of Certain Awards. Unless otherwise provided in an Agreement or a participant's effective employment, change in control, severance or other similar agreement in effect on the date of grant of the appliable award, in the event of a Change in Control of the Company in which the successor company assumes the applicable award or substitutes a replacement award for the applicable award, if an award holder's employment is terminated by the Company, a Subsidiary or an Affiliate without Cause or by the holder for Good Reason (or otherwise terminates for an eligible reason according to the terms of the Company severance policy or an employment agreement applicable to the holder as of the effective date of a Change in Control) during the period commencing on and ending twenty-four months after the effective date of the Change in Control, then effective on the holder's date of termination of employment (i) each outstanding option and SAR held by such holder shall become fully vested and exercisable, (ii) the Restriction Period applicable to each outstanding Stock Award held by such holder shall lapse, and (iii) Performance Awards shall vest or become exercisable or payable in accordance with the applicable Agreements; provided, however, that awards that provide for a deferral of compensation within the meaning of Section 409A of the Code shall be settled in accordance with the applicable Agreements, subject to the terms of the Plan and Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, each option or SAR granted to such holder shall remain exercisable by the holder (or his or her legal representative or similar person) until the earlier of (y) the date that is one-year following the award holder's termination of employment under this section (or such longer period of time as may be required by local law) or, if an award holder is subject to a severance policy or employment agreement, the end of the severance period applicable to the holder under the Company severance policy or employment agreement (if any) applicable to the holder as of the effective date of a Change in Control, or (z) the expiration date of the term of the option or SAR. For the purposes of this Section, an award shall be considered assumed or substituted for, if following the Change in Control the award confers the right to purchase or receive, for each share of Common Stock subject to the award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of shares of Common Stock for each share of Common Stock held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an award, for each share of Common Stock subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee (as constituted prior to the Change in Control) in its sole discretion and its determination shall be conclusive and binding.

(b)   Awards Not Assumed or Substituted. Subject to the terms of the applicable Agreements, in the event of a "Change in Control" in which the awards are not effectively assumed or substituted in accordance with Section 5.8(a), the Board, as constituted prior to the Change in Control, may, in its discretion:

(i)   require that (A) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (B) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (C) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and (D) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level;

(ii)   require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or

(iii)   require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (A) a cash payment or other property in an amount equal to (1) in the case of an option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the purchase price or base price per share of Common Stock subject to such option or SAR, (2) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(b)(i), whether or not vested, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (3) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(b)(i); (B) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash or other property pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

5.9   Deferrals and Section 409A.

(a)   The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the exercise or settlement of all or a portion of any award (other than awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

(b)   Awards under the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. Although the Company does not guarantee any particular tax treatment, to the extent that any award is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including regulations and any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on the participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. Notwithstanding anything in the Plan or any award Agreement to the contrary, each participant shall be solely responsible for the tax consequences of awards, and in no event shall the Company have any responsibility or liability if an award does not meet any applicable requirements of Section 409A. Although the Company intends to administer the Plan to prevent taxation under section 409A, the Company does not represent or warrant that the Plan or any award complies with Section 409A or any other provision of federal, state, local or other tax law. If a participant is determined on the date of the participant's termination of employment to be a "specified employee" within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment under this Plan that is considered nonqualified deferred compensation under Section 409A of the Code and which is payable on account of a "separation from service" (within the meaning of Section 409A of the Code), such payment shall be delayed until the earlier of (i) the first business day following the six-month anniversary of the participant's "separation from service" and (ii) the date of the participant's death (the "Delay Period"). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 5.9(b) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid in a lump sum, without interest, on the first business day following the expiration of the Delay Period and any remaining payments due under the award will be paid in accordance with the normal payment dates specified for them in the applicable Agreement. For purposes of Section 409A of the Code, each payment made under this Plan or any award shall be treated as a separate payment.

5.10   No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any Affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any Affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

5.11   Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

5.12   Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

5.13   Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.14   Foreign Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

5.15   Awards Subject to Clawback. The awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including, without limitation, the SWM International, Inc. Executive Compensation Adjustment and Recovery Policy, the Mativ Holdings, Inc. Clawback Policy and any other policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law or applicable listing standards.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended   December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from _____ to _____


1-13948
(Commission file number)

MATIV HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**62-1612879**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Kimball Pl,	**Suite 600**	**30009**
Alpharetta,	**Georgia**	
(Address of principal executive offices)		(Zip Code)


1-770-569-4229
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.10 par value	MATV	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐		Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the outstanding common stock, par value $0.10 per share (the "Common Stock"), of the registrant held by non-affiliates as of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $908.9 million, based on the last sale price for the Common Stock of $16.96 per share as reported on the New York Stock Exchange on said date. For purposes of the foregoing sentence only, all directors and executive officers are assumed to be affiliates.

There were 54,517,608 shares of Common Stock issued and outstanding as of February 24, 2025.


DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders scheduled to be held on April 24, 2024 (the "2024 Proxy Statement") and filed pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

MATIV HOLDINGS, INC.

TABLE OF CONTENTS

		Page
Part I.		
Item 1.	Business	1
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	29
Item 1C.	Cybersecurity	29
Item 2.	Properties	31
Item 3.	Legal Proceedings	31
Item 4.	Mine Safety Disclosures	32
Part II.		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
Item 6.	Reserved	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	49
Item 8.	Financial Statements and Supplementary Data	52
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	107
Item 9A.	Controls and Procedures	107
Item 9B.	Other Information	108
Part III.		
Item 10.	Directors, Executive Officers and Corporate Governance	110
Item 11.	Executive Compensation	110
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	110
Item 13.	Certain Relationships and Related Transactions and Director Independence	111
Item 14.	Principal Accountant Fees and Services	111
Part IV.		
Item 15.	Exhibits and Financial Statement Schedules	112
Signatures		117

PART I.

Item 1. *Business*

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result of a number of risks, uncertainties, and other factors. For a discussion of important factors that could cause our results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by our forward-looking statements, refer to Part I, Item 1A "Risk Factors" and Part I, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Unless the context indicates otherwise, references to "Mativ," the "Company," "we," "us," "our," or similar terms include Mativ Holdings, Inc. and our consolidated subsidiaries.

GENERAL

Background

Mativ Holdings, Inc. is a global leader in specialty materials, solving our customers' most complex challenges by engineering bold, innovative solutions that connect, protect, and purify our world. Mativ manufactures globally through our family of business-to-business and consumer product brands. Mativ targets premium applications across diversified and growing end-markets, from filtration to healthcare to sustainable packaging and more. Our broad portfolio of technologies combines polymers, fibers, and resins to optimize the performance of our customers' products across multiple stages of the value chain.

Mativ was incorporated in Delaware in 1995 as a wholly-owned subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark"). On November 30, 1995, Kimberly-Clark transferred its tobacco-related paper and other paper products businesses conducted in the United States, France and Canada to the Company and distributed all of the outstanding shares of common stock of the Company to its stockholders (the "spin-off"). As a result, the Company became an independent public company. Over time, the Company diversified its portfolio through innovation efforts and a number of acquisitions to broaden its exposure to adjacent categories, such as filtration, specialty films, tapes, and healthcare.

On July 6, 2022, Schweitzer-Mauduit International, Inc. ("SWM") completed the merger transaction involving Neenah, Inc. ("Neenah"). A wholly-owned subsidiary of SWM merged with and into Neenah (the "Merger"), with Neenah surviving the Merger as a direct and wholly-owned subsidiary of SWM. Effective as of the closing date of the Merger, SWM changed its name to Mativ Holdings, Inc.

On November 30, 2023, the Company completed the sale of the Engineered Papers business ("EP business") to Evergreen Hill Enterprise Pte. Ltd. ("Evergreen Hill Enterprise"). With the sale of the EP business (the "EP Divestiture"), Mativ ceased participating in tobacco-based product markets.

Effective with the sale, the EP business is presented as a discontinued operation for all periods presented and certain prior period amounts have been retrospectively recasted to reflect these changes. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. Refer to Note 9. Discontinued Operations of the Notes to Consolidated Financial Statements for more information on the discontinued operation and transaction.

Mativ and its subsidiaries manufacture on three continents, conduct business in over 90 countries and operate 35 production locations worldwide. Our products are sold globally, though are most prevalent in North America and Europe with, to a lesser extent, Asia-Pacific and the rest of the world making up the remainder.

Our principal executive office is located at 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009 and our telephone number is (770) 569-4229. Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MATV."

Strategic Overview

As a specialty materials manufacturing company, Mativ's primary processes consist of taking basic inputs, such as fibers, resins and chemicals, to create highly engineered media, such as nonwovens, films, specialty paper and netting. We then further process our media through coating, saturating, adhesive application and advanced converting processes to impart specific product attributes that are valued by our customers and customized to meet their unique needs.

Mativ's long-term growth ambition is focused on enhancing its position as a global supplier of choice, driving performance by engineering unique, innovative solutions that connect, protect, and purify our world.

Fuel our customers' successes. We target leading customers in specialized, growing segments of materials markets, and we create value for our customers by combining capabilities, technologies, and service platforms to produce tailored solutions that uniquely solve their most complex challenges. We have an agile supply chain and manufacturing base that enables us to efficiently produce customized offerings, often in smaller batches, that provide premium quality and unique attributes. We also stretch across layers of the value chain, combining our technologies to provided added value to our products and a more complete solution. Further, our products are specified and often undergo rigorous qualification cycles, and we are sought out as a partner for innovation opportunities. This creates deep customer relationships, which we believe fuels our ability to grow in our categories. Examples of this include our ability to bundle multiple components (media, support, cores and tubes) for water filtration, our ability to extrude and coat our advanced films for specified attributes, our ability to create unique colors, textures and finishes for premium packaging and consumer applications, and our ability to modify release characteristics for various adhesive applications.

Capture accelerated growth potential powered by key trends and innovation. Our businesses are aligned with key macro trends and end markets with strong growth outlooks. In addition to our existing product lines, our team uses these long-term trends to guide innovation efforts and bring to life solutions that support our customers' evolving needs. Key themes such as the demand for cleaner air and water, modern building practices, increased uses of adhesives, advancements in health and wellness and the desire for sustainable, eco-friendly alternatives, align with our offerings and provide long-term support for demand. In our filtration category, we produce multiple critical components of reverse osmosis filters supporting the increasing demand for clean water, as well as other highly engineered media to support rising needs for air and liquid purification in HVAC, industrial and life science applications. Our advanced films are used in automotive and building applications to safeguard surfaces from sunlight, sound, impact, water, and temperature—increasingly relevant to protect vehicles and buildings. Release liners are essential in the activation process of adhesives in both temporary and permanent connection applications, and are used in growing areas such as hygiene products for adult and feminine care, construction and labeling. Our healthcare lines support advanced healing, wound cleansing, skin-friendly adhesives, as well as device fixation for wearable medical devices—all influenced by an aging population and increased global focus on health and wellness. Our tapes and industrial products provide solutions used in growing areas such as cable harnesses and tape for electric vehicles, and protective coverings for cables used in infrastructure and construction. Lastly, our paper and packaging business addresses needs for sustainability and eco-friendly alternatives to plastic while supporting brand aesthetics and the customer experience.

Leverage economies of scale.   We continue to capitalize on value creation opportunities created by the Merger. We have realized the majority of the previously announced $65.0 million of synergies expected from the transaction, and we are continuing to execute on plans for incremental value. These savings included selling, general and administrative reductions (including redundant public company costs), supply chain efficiencies (including procurement, logistics and operating optimization) and other cost reductions, such as purchase services and leased office consolidation. Further, we are executing on significant incremental revenue opportunities. We continue to identify strategic cross-selling opportunities and innovation in key categories like filtration, healthcare, release liners and tape. We also see geographic expansion as a growth opportunity to complement our expanded footprint in Asia, North America and Europe, demonstrated by recent growth investments in our sites in Italy, Canada, the United Kingdom and Mexico. Lastly, we are leveraging a more comprehensive value chain position, where we believe we can cross-source and present a more complete offerings to our customers.

Transform the portfolio.   We focus our investments, resources and efforts towards categories with the highest value-creation potential, focused on growth and margin-accretive opportunities. We actively manage elements of our portfolio that are non-core, margin dilutive or do not align with our growth ambitions. We strategically divested our Engineered Papers business in November 2023 for $620.0 million in cash, subject to customary closing date adjustments, moving us away from tobacco-based product markets and freeing up resources to focus on more growth-oriented aspects of our portfolio. We also closed or divested a number of smaller, non-strategic sites. We have since redeployed capital to repay debt and invest in categories that are geographically expansive and products where we see additional opportunities for growth. We installed a new melt blown line in Germany that started in the first quarter of 2024, and we expect two extrusion lines to start up in late 2025, all in support of growth in transportation and water filtration. Further, we continue to onboard new business on our coater in Mexico that started in late 2023, which supports accelerated release liner growth in North and South America. We also expect a new hot-melt line in Italy to start up in late 2025 in support of accelerated growth in the automotive tape business for our electric vehicle and internal combustion engine platforms; and we are implementing a new athletic tape line in Canada to start up in early 2026 in support of the quickly growing athletic and sports tape business. Lastly, a new medical films line in the United Kingdom is scheduled to start up and begin customer qualification in Q1 of 2025 to accommodate the growing demand trends in our medical films business.

Reduce complexity and optimize our business.   We continue to focus on optimizing our business, and we believe this presents a meaningful opportunity to unlock value. Since the Merger, we have significantly enhanced our portfolio mix and continue to prioritize debt reduction, reducing net debt by approximately 35%. We have also right sized our dividend to align with our current portfolio. We enacted an organizational realignment initiative (the "Plan") which enabled $20.0 million of run-rate savings at the end of 2024. The Company expects future initiatives under the Plan to include system integrations, further restructuring and transactional efficiencies, resulting in an additional $20.0 million in overhead cost reduction by the end of 2026. We have made investments in technology, consolidating ERP systems by 30% and streamlining our support processes. We optimized our manufacturing footprint from 48 manufacturing facilities at the time of the Merger to 35 manufacturing facilities today (a reduction of over 20%), divesting and/or consolidating non-core facilities and product lines, and we reduced the number of warehouses by 25%. We continue to evaluate our manufacturing footprint and non-core business lines for further opportunities to reduce complexity and unlock value.

Competitive Strengths

Scaled, diversified portfolio and customer base.   We are an approximately $2 billion global leader in specialty materials. Our portfolio has two primary segments, Filtration & Advanced Materials and Sustainable & Adhesive Solutions, that compete in demanding global markets. We manufacture an extensive product portfolio that includes highly-engineered polymer, resin and fiber-based substrates, nets, films, adhesive tapes and other nonwovens. These products cater to diverse end-markets such as transportation, water and air filtration, construction, healthcare, advertising and marketing, and consumer goods, and often have rigorous qualification requirements. No product category accounts for more than 35% of total sales, which allows us to reduce dependency on any single end market or product line. Further, we benefit from significant cross-selling opportunities across categories, as well as customer and product diversification, which helps mitigate risks related to market fluctuations or specific geographic downturns.

Global manufacturing and supply chain. We believe our ability to combine technologies, our purpose-built, flexible asset base and our extensive global reach enables us to create solutions and support our customers needs in how and where they go to market. With established manufacturing facilities in all major economic regions and sales in over 90 countries, we leverage local expertise to understand and meet the unique needs of our clients in each area. Our efficient global distribution network ensures timely delivery of products to customers worldwide and adherence to international trade regulations and standards.

Leading market position across multiple verticals. We believe we hold leading market positions in many of our core products, having developed unique and specialized capabilities to meet stringent qualification processes for our customers in various end markets. Our strong brand recognition, technologies and trust in the specialty materials industry fosters a loyal customer base. Our product and brands are synonymous with quality, reliability and innovation. Through long-standing relationships and custom capabilities, we have created a competitive moat that makes it costly for customers to switch to another product or provider. Our customers invest alongside us to provide turnkey solutions to the end market, often building their specifications in support of our products and further building deep, interdependent and long-standing relationships. We continue to align our portfolio towards high-growth sectors. We believe this strategic shift towards preferred categories will improve growth trajectory and further establish us as a market leader.

Innovation capabilities in material science. We have a culture of innovation that supports co-development of products with our most strategic customers. We invest in research and development ("R&D") to create and identify innovative materials and technologies to meet evolving market demands. We employ approximately 130 R&D employees in research and laboratory facilities around the world. We are known for our expertise in combining polymers, fibers and resins to create engineered solutions that optimize product performance and address the high standard requirement in healthcare, filtration and protective applications. We believe our research and development capabilities have played a key role in establishing our reputation for high quality, superior products and for reinforcing long standing customer relationships.

Sustainability focus and new eco-friendly initiatives. We believe that building long-term value for our customers and stakeholders requires a focus on sustainability that is also good for our business and communities. Our diverse product portfolio includes items that make water and air cleaner and safer, products that reduce energy consumption and support electrification, and items that are made from natural and sustainable fibers. We believe our sustainability focus better positions us to capitalize on the growing demand for eco-friendly products. We have also taken a number of steps in support of sustainability initiatives in our manufacturing processes, and we publish our progress in our company sustainability report. Several of our facilities are ISO-certified for environmental management systems and/or energy management standards. All unprocessed wood pulp is sourced exclusively from suppliers maintaining FSC and/or PEFC Chain of Custody certification. Our facilities also recycle and, whenever possible, reintroduce waste material into the manufacturing process to create new products. We continue to look for ways to enhance the sustainability of our business and make a positive impact on the communities in which we live and serve.

AVAILABLE INFORMATION

Our filings with the Securities and Exchange Commission ("SEC"), which filings include this Annual Report on Form 10-K, Proxy Statements, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all related amendments, are available, free of charge, on the SEC's website at *www.sec.gov* and on the Investor Relations section of our website at *www.mativ.com*. Information from our website is not incorporated by reference into this Annual Report on Form 10-K. These reports are available soon after they are filed electronically with, or furnished to, the SEC. The website allows access to historical financial information, press releases and quarterly earnings conference calls, our Code of Conduct, by-laws, corporate governance guidelines, Board of Directors committee charters, as well as disclosure of any amendment to or waivers of our Code of Conduct granted to any of the principal executive officer, principal financial officer or principal accounting officer. The website provides additional background information about us including information on our history, products and locations. Requests for information, requests to contact our audit committee chairman, non-executive chair or the independent directors as a group, or requests to report concerns about accounting or other issues can be made in writing and sent to the Investor Relations Department at our principal executive office address listed above.

Our quarterly earnings conference calls are typically held the morning after our quarterly earnings releases and are available through our website via a webcast. The tentative dates for our quarterly earnings conference calls related to 2025 financial results are May 8, 2025, August 7, 2025, November 6, 2025, and February 19, 2026. These dates are subject to change. Instructions on how to listen to the webcasts and updated information on times and actual dates are available through our website at *www.mativ.com*.

DESCRIPTION OF BUSINESS

Segment Financial Information

As part of an organizational realignment initiative effective during the first fiscal quarter of 2024, we reorganized into two new reportable segments: (1) Filtration & Advanced Materials ("FAM"), focused primarily on filtration media and components, advanced films, coating and converting solutions, and extruded mesh products, and (2) Sustainable & Adhesive Solutions ("SAS"), focused primarily on tapes, labels, liners, specialty paper, packaging and healthcare solutions. The change in reportable segments reflects the realignment of management and the related internal review of our operating segments. The prior period presentations have been recasted to align with our current segment reporting structure.

Additional information regarding "Segment Performance" is included in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations". Selected financial data for our segments is available in Note 20. Segment Information of the Notes to Consolidated Financial Statements and a discussion regarding the risks associated with foreign operations is available in Part I, Item 1A. "Risk Factors".

Financial information about foreign and domestic operations, contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 herein and in Notes 12, 13, 16 and 20 ("Restructuring and Other Impairment Activities," "Debt," "Income Taxes," and "Segment Information," respectively) of the Notes to Consolidated Financial Statements contained in "Financial Statements and Supplementary Data" in Part II, Item 8 herein, is incorporated by reference in this Item 1.

Filtration & Advanced Materials

Filtration & Advanced Materials is focused on manufacturing and selling highly engineered polymer, resin and fiber-based substrates, nets, films and other performance materials for demanding end-use applications. FAM primarily supplies customers directly, serving a diverse set of higher growth global end markets. For the twelve-month period ended December 31, 2024, FAM comprised approximately 39% of our revenues. The segment's key product categories include:

- Filtration & netting - includes specialty filtration media and components aiding in the separation and purification of air and liquids for a variety of applications, such as transportation applications, water filtration, industrial processes, life science, HVAC and air pollution control. The segment also includes extruded mesh products used in agriculture and various packaging applications.
- Advanced films - includes thermoplastic polyurethane films with key attributes such as UV and scratch resistance, durability and high performance clarity. Applications of this media include automotive paint protection films, interlayer films and lamination for ballistic resistance, medical films and composites for advanced wound care and consumer products, security glass, high-performance graphic substrates, and emerging smart glass applications.

Markets and Customers. The applications and customers the FAM segment serves are in growing end-markets, and as a percentage of total FAM segment net sales in 2024 were as follows: filtration & netting – 64% and advanced films – 36%. These products are highly engineered and often customized. No customer represents more than 10% of our consolidated net sales. Our products are generally used in markets that are directly affected by economic business cycles. Most products are performance-based and require extended qualification by customers; however, certain categories may also be subject to the substitution of lower cost substrates for less demanding applications.

Sales and Distribution. FAM products are primarily sold as a component part directly to system integrators and downstream manufacturers, with a small amount sold through distribution. We typically deliver our products to customers by truck, rail and ocean-going vessels.

Competition. Our FAM products are typically leaders in their respective categories and compete against specialty products made by competitors such as Shaoxing Naite Plastics Co. Ltd., 3M Company, Covestro AG, ORAFOL

Europe GmbH, Hollingsworth and Vose Company, Ahlstrom Holding 3 Oy. We believe our FAM products compete primarily on product features, innovation, quality and customer service.

Seasonality. Generally, sales of our products are subject to seasonal fluctuations and periodic machine downtime typically with lower order volumes in the fourth quarter. Quarterly sales fluctuations can also be influenced by inventory building and/or destocking by our customers as well as general market conditions and geopolitical factors.

Sustainable & Adhesive Solutions

**Sustainable & Adhesive Solutions** leverages a diverse array of production techniques, including precision coating, adhesive application, saturation and advanced converting, to manufacture specialty products that are highly customized for specific, demanding applications and often service specialty segments of large, global categories. SAS sells its products through a number of channels, including authorized distributors, converters, major retailers, as well as directly to customers and system integrators. For the twelve-month period ended December 31, 2024, SAS comprised approximately 61% of our revenues. The segment's key product categories include:

- Tapes, labels & liners – includes substrates for tapes used in building & construction, infrastructure, DIY, athletic, and industrial applications; substrates critical to protection and adhesive separation (including release liners and carriers) for applications in the personal care, label, tape, industrial, graphic arts, composites and medical categories, as well as performance labels and cable wrapping.
- Paper & packaging – includes premium printing and other specialty papers and packaging applications used for print collateral, advertising, direct mail, sustainable alternatives, product packaging, graphics, wallpaper and education, as well as consumer office, stationery and craft papers sold to large retailers, for small business, personal use and educational applications.
- Healthcare & other – includes advanced wound care, consumer wellness, device fixation, medical packaging, as well as a wide range of other solutions and applications.

Markets and Customers. The applications and customers the SAS segment serves are in a combination of growing and mature end-markets. A percentage of total SAS segment net sales in 2024 were as follows tape, labels & liners – 50%, paper & packaging – 27%, and healthcare & other – 23%. Many of these products are highly engineered and often customized. No customer represents more than 10% of our consolidated net sales. Our products are generally used in markets that are directly affected by economic business cycles.

Sales and Distribution. SAS products are sold through distribution and direct channels. We typically deliver our products to customers by truck, rail and ocean-going vessels.

Competition. Our SAS products are typically leaders in their respective categories and compete against specialty products made by competitors such as Advanced Medical Solutions Group plc, Ahlstrom Holding 3 Oy, Mondi plc, Loparex LLC, Fedrigoni S.p.A., and Potsdam Specialty Paper, Inc. We believe our SAS products compete primarily on product features, innovation, quality and customer service.

Seasonality. Generally, sales of our products are subject to seasonal fluctuations and periodic machine downtime and typically with lower order volumes in the fourth quarter. Quarterly sales fluctuations can also be influenced by inventory building and/or destocking by our customers as well as general market conditions and geopolitical factors.

Raw Materials and Energy

We use a variety of resins, polymers, and synthetic fibers in our products. We source a variety of commodity-grade resins, including polypropylene and polyethylene, as well as more specialized materials such as thermoplastic polyurethane. Resin prices can fluctuate significantly and can impact profitability. Commodity grade resin prices can sometimes correlate with crude oil prices while specialty resin prices often do not. We also source synthetic fibers such as polyester, and commodity-grade wood pulp and specialty pulps, such as mercerized and flash dried pulp.

We have multiple sources for most of our raw material needs. For more commoditized inputs, the loss of a single supplier would not likely have a material adverse effect on our ability to procure needed raw materials from other suppliers. However, some of our specialty inputs are supplied by fewer manufacturers and our results could be more materially affected by the loss or disruption of supply of certain specialty resins, mercerized pulp or synthetic fibers from those producers.

Paper production uses significant amounts of energy, primarily electricity and natural gas. We believe that energy supply is generally reliable throughout our manufacturing footprint, although prices can fluctuate significantly based on demand. We enter into agreements to procure a portion of our energy requirements for future periods to reduce the uncertainty of future energy costs.

The majority of our energy requirements relate to natural gas and electricity in the U.S., and Europe. We consider these to be a relatively stable energy sources historically; however, the recent geopolitical events in various geographies in Europe and Asia have resulted in more volatile energy prices in Europe.

Additional information regarding agreements for the supply of certain raw materials and energy is included in Note 19. Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

Research and Development

As of December 31, 2024, we employ approximately 130 research and development employees in research and laboratory facilities around the world. We are dedicated to developing product innovations and continuous improvements to meet the evolving needs of our customers. We believe our research and product development capabilities have played an important role in establishing our reputation for high quality, superior products. We have a history of finding innovative design solutions, including developing products that improve the performance of customers' products and manufacturing operations. We believe our commitment to research and development, coupled with our investment in new technology and equipment, has positioned us to take advantage of growth opportunities in our target markets.

Intellectual Property

Patents, trade secrets and trademarks are an important part of Mativ's intellectual property. Mativ's products are sold around the world under various trademarks. Many of the processes used to make Mativ's products are kept as trade secrets. Mativ owns, or holds licenses to use, numerous U.S. and foreign patents. Mativ's research and development activities generate a steady stream of inventions that are covered by new patents or trade secrets. In general, no single patent or group of related patents is material to the conduct of Mativ's business as a whole or to any of Mativ's business segments. At December 31, 2024, Mativ owned about 815 patents and patent applications globally.

Human Capital

As of December 31, 2024, we had approximately 5,100 full-time employees, of whom approximately 3,100 employees were located in North America, 1,700 employees were located in Europe, and 300 employees were located in Asia Pacific.

The Company's ambition is to be the global leader in specialty materials, solving complex challenges for our customers, creating value for our shareholders, and offering meaningful professional opportunities for our global employees.

Mativ's talent strategy aligns closely with our core values – Prioritize Safety, Be Curious, Have a Voice, Win with Customers, Make It Happen – and focuses the organization on its goal of accelerating employee growth by fostering a culture of possibility and cultivating the right people in the right roles with the right skills at the right time. We are doing this by continually evolving how we attract, engage, grow, and reward our people.

Safety

The safety and well-being of our employees is very important to us. We strive to reflect this core value in everything we do and are committed to continuous improvement in all aspects of our safety programs. We continue to optimize our robust safety systems, enhance our operator training programs, and implement proactive risk identification and risk reduction strategies.

Each of our facilities maintains safety management systems designed to continuously review and improve employee safety and regulatory compliance. This includes periodic workplace safety audits, employee participation in safety meetings and training, and active safety committees. Additionally, employees are encouraged to identify and report workplace conditions that could lead to an injury.

Training and Development

We use MyPath, a platform that supports setting objectives, creating a culture of ongoing feedback, differentiating and rewarding individual performance, and creating global learning and development opportunities for our employees.

We aim to be an employer of choice. To do that, we are committed to fostering diverse and inclusive environments within our corporate culture and functions. To us, this means that all employees have an opportunity to thrive at Mativ. We believe this is more than just a program or policy. We are focused on maintaining an environment of trust and belonging where employees can be their authentic selves. Our intent is that this journey will help employees understand that our differences make us stronger. We are committed to building and fostering a culture where differences are honored, opportunities are available for all and employees can feel valued, empowered, and respected for who they are. As such, we have developed key areas of focus for our efforts including Employee Lifecycle, Education and Internal Community and Allyship. Our goal is to ensure this emphasis is weaved in all aspects of the employee lifecycle which includes Attract, Engage, Grow, Reward with on-going partnership with our leaders.

We are an Equal Employment Opportunity employer committed to providing equal opportunity in all of our employment practices, including selection, hiring, assignment, reassignment, promotion, transfer, compensation, discipline, and termination. We prohibit discrimination, harassment, and retaliation in employment based on race; color; religion; genetic information; national origin; sex; sexual orientation; gender identity; pregnancy, childbirth, or related medical conditions; age; disability or handicap; citizenship status; service member status; or any other category protected by federal, state or local law.

Government Regulation

We are required to comply with numerous regulations that are normal and customary to businesses in the regions, industries, and markets in which we operate. These regulations include, but are not limited to, tax, employment, privacy, imports/exports, healthcare, environmental protection, antitrust, anti-corruption, marketing, fraud and abuse, product safety and efficacy, and other areas.

Our facilities are subject to significant federal, state, local and foreign environmental protection laws with respect to air, water and emissions, as well as the disposal of solid waste. We believe we are operating in compliance with these laws and regularly incur capital and operating expenditures to achieve future compliance. Although we are not aware of any environmental conditions at any of our facilities that could have a material adverse effect on our financial condition, results of operations and cash flows, we own facilities that have been operated over the course of many decades. Should the Company make material changes in the operations at a facility, it is possible such changes could generate environmental obligations that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also face higher disposal and clean-up costs to replace equipment or facilities containing materials that were compliant when installed but are now considered contaminants. Additionally, as we sell closed or other facilities or materially alter operations at a facility, we may be required to perform additional environmental evaluations that could identify items that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also incur environmental liabilities in connection with assets or businesses we may purchase in the future.

We are subject to laws concerning our business operations and marketing activities in foreign countries where we conduct business. For example, the Company is subject to the U.S. Foreign Corrupt Practices Act, U.S. export control and trade sanction laws, and similar anti-corruption and international trade laws in certain foreign countries, such as the U.K. Bribery Act. Aspects of the Company's operations and businesses are also subject to privacy, data security, and data protection regulations, which impact the way we use and handle data and operate our products and services.

The Company is not aware of any regulatory compliance matters that are expected to have a material adverse effect on the Company's business, competitive position, financial position, results of operations, capital expenditures or cash flows.

Environmental, Social and Governance ("ESG")

Our approach to sustainability is rooted in our culture and guided by our five core values: Prioritize Safety, Be Curious, Have a Voice, Win With Customers, and Make It Happen. These values reflect the spirit and talent of our people, shaping our commitment to responsible practices and continuous improvement. We emphasize safety in everything we do, foster curiosity to innovate sustainable solutions, empower every individual to share their insights, collaborate closely with our customers, and create a lasting impact with a shared sense of purpose. Together, these principles define how we operate, behave, and interact with each other as we work to deliver value for our customers where it matters most.

We are committed to proactively managing our ESG activities and transparently reporting on our status and long-term strategy. We believe a strong focus on ESG will drive long-term success and create value for all stakeholders, aligning with our broader business strategy. By concentrating on the environmental, product stewardship, social, and governance dimensions of impact, risk, and opportunity for our business, we responsibly pursue our goal of becoming a global leader in specialty materials.

We maintain our Code of Conduct, Supplier Code of Conduct, Transparency in Supply Disclosure, Sustainable Forestry Policy, Environmental Policy, and Human Rights Policy to further align with our sustainability goals. Additional information can be found on the Ethics and Compliance section of our website at https://mativ.com/about-us/ethics-and-compliance/.

Environmental

Our commitment to integrity and accountability drives us to be responsible stewards of the environment. In recognition of our responsibility to understand and mitigate our environmental impact, we incorporate environmental planning and performance auditing into our routine environmental, health and safety (EHS) activities, focusing on the sustainable use of natural resources and the management of emissions, energy, water, and waste. Our Environmental Policy codifies our commitment to conserving resources, minimizing waste, and reducing our environmental impacts, defining the scope of our environmental efforts across our operational footprint, product portfolio, and value chain.

In line with our corporate environmental commitments and Environmental Policy, in 2024, 11 of our facilities had achieved ISO 14001 certification for their environmental management systems, and four facilities had achieved ISO 50001 certification for their energy management systems.

Additional information regarding key climate, energy, water, and waste metrics and reduction activities can be found in our 2023 ESG Report, which aligns with the International Financial Reporting Standards Foundation's Sustainability Accounting Standards Board (SASB) metrics and is available on the Ethics and Compliance section of our website at https://mativ.com/about-us/ethics-and-compliance/. To demonstrate how climate-related matters are integrated into our risk management and financial planning, we have also included a detailed climate-related financial disclosure in the Appendix, prepared in accordance with recommendations from the Task Force on Climate-Related Financial Disclosures (TCFD).

Product Stewardship

Product Quality and Safety: As a global leader in specialty materials, Mativ is committed to delivering safe, high-quality products and services to our customers in compliance with all stakeholder requirements, applicable standards, and market regulations. We lay out these priorities in detail through our enterprise-wide Quality Policy, which is approved by our CEO and internally communicated to employees. In alignment with this, many Mativ locations follow recognized quality management systems. In 2024, 32 Mativ facilities had achieved ISO 9001 certification. We have also obtained quality management system certifications under ISO 13485 and IATF 16949 at sites producing medical and automotive products, respectively. Additionally, we hold product-specific certifications from the Forest Stewardship Council (FSC), OEKO-TEX, and Underwriters Laboratories (UL), each requiring high quality management standards tailored to their specific use-case applications.

Product Sustainability: We design our products with a focus on efficiency and quality to ensure they meet the unique demands of their use-phase applications while aligning with the sustainability ambitions of our company and customers. Beyond prioritizing customer needs and business objectives, we aim to create products that deliver enduring value without compromising the health of our environment. Examples include DigiScape® Wallcovering, a durable, latex-saturated print media designed to offer a sustainable and safer alternative to traditional polyvinyl chloride (PVC) wall coverings, CONVERD® Wide Format Rigid Board, a fully recyclable, paper-based alternative for structural signage, Itasa Futura Liners, which integrate recycled base papers and low-impact manufacturing practices to minimize the environmental footprint of both our operations and products, NEENAH® Folding Board, which offers highly customizable and sustainable options for specialty packaging papers in various colors, textures, and coatings, and Recycotape™, an innovative, sustainable tape backing designed for producing recyclable pressure-sensitive adhesive (PSA) tapes.

Responsible Sourcing: Mativ is dedicated to responsibly sourcing raw wood fiber materials, as outlined in our Sustainable Forestry Policy. This policy ensures that all wood fiber and pulp we purchase complies with local regulations, supports third-party sustainability certifications, namely FSC, and requires suppliers to meet our sustainability priorities and requirements. Since 2017, all pulp purchased within Mativ and our legacy businesses has met the FSC Mix, FSC Recycled, or FSC Controlled Wood standards, with a policy to only source wood pulp that meets at least the FSC Controlled Wood standard. Most of our fiber exceeds this minimum requirement. Additionally, all Mativ sites processing wood pulp hold FSC Chain of Custody certification. Beyond unprocessed wood fiber and pulp, some products in our Sustainable & Adhesive Solutions division include recycled post-consumer waste. Also, select Filtration & Advanced Materials products contain purchased recycled resin, where appropriate based on the product's use phase.

Supply Chain Management: Our Supplier Code of Conduct sets the minimum standards that all Mativ suppliers must meet. We work with our suppliers to gather ESG-related information and conduct due diligence on identified social and environmental risks. Our approach to respecting and promoting human rights in our operations and across our value chain is also embodied in both our Code of Conduct and Supplier Code of Conduct and is guided by our Human Rights Policy. We expect our employees, suppliers, and business partners to uphold the principles of the Human Rights Policy, which are grounded in the UN Universal Declaration of Human Rights and ILO Conventions.

Social

Workforce Health and Safety: We prioritize the health and well-being of our employees and communities above all else, with a strong focus on ensuring physical, psychological, and emotional safety. Every Mativ facility implements a common set of Mativ safety tools and processes that are designed to detect critical hidden risk and work to eliminate or mitigate that risk, as well as maintain regulatory compliance. This commitment is reinforced through regular safety engagements with employees, various types of risk assessments, ongoing employee safety training, and the involvement of active joint health and safety teams. We have introduced Safety Key Element Maturity Assessments (SKEMA) to evaluate the maturity of our sites' safety risk management practices against an ideal state. As a complement to SKEMA, we have refined our balanced scorecard to track ongoing safety performance against set targets, driving accountability and results. We have also launched a Safety Capital Risk Assessment Process and Capital Design Safety Review, enabling us to identify safety-focused capital projects across Mativ, prioritizing them based on their risk reduction potential.

Human Capital Management: As a global leader in specialty materials, our employees are our most important asset — generating ideas, engineering innovations, manufacturing leading products, and delivering services. Our strategy for providing a positive work experience for our employees is integrated into every stage of the employee lifecycle: attract, engage, grow, and reward:

- Attract: To build and diversify our talent pipeline, we employ a range of recruitment initiatives, including internship, apprenticeship, and rotational programs.
- Engage: We value and actively encourage employee feedback via quarterly town hall meetings hosted by our CEO, our "Getting To Know" webinar and podcast series hosted by alternating business leaders, and routine communications via email and within our intranet, known as Compass.
- Grow: Mativ's MyPath performance and development framework provides resources to salaried employees to develop and grow their skillsets through targeted experiential learning and educational opportunities. Through MyPath, employees set individualized performance and development goals, complete regular check-in conversations with their managers, and leverage tools and resources to help them progress toward their career aspirations.
- Reward: We offer a suite of competitive benefits designed to help our employees and their families take charge of their health and well-being, including but not limited to medical, dental, and vision coverage, prescription drug plans, disability and life insurance, and family planning services, as well as up to 12 weeks of fully paid parental leave for salaried U.S.-based employees.

Our Communities: We believe that thriving businesses play a crucial role in building resilient communities, which is why we encourage our employees to actively support their communities through both local and company-wide initiatives. Whether by donating toys, participating in fun runs, mentoring, or supporting animal adoptions, Mativ employees are finding meaningful and creative ways to make a difference. To amplify these efforts, Mativ's matching gift program matches employee contributions to qualified educational and charitable organizations.

Governance

Ethics and Integrity: Central to our cultural and operational foundation is the Mativ Code of Conduct, a key resource for making informed, compliant, and ethical decisions. This document details policies, standards, and expectations to guide every individual at Mativ in their work and interactions. The Code applies to all employees, officers, and directors of Mativ and its subsidiaries worldwide. Agents and contractors of the Company are also expected to read, understand, and abide by the Code. At the executive level, Mativ's Chief Legal and Administrative Officer oversees our ethics program. At the Board level, the Audit Committee (AC) has been delegated responsibility for periodically reviewing the Company's Code of Conduct and the Company's systems to enforce and monitor compliance with the Code. The AC receives quarterly updates from management on ethics-related matters.

Data Security: Our Global Information Security Policy is a key component of our strategy to safeguard Mativ's data and assets. This top-level policy, along with our detailed data management standards and procedures, guides users in protecting the confidentiality, integrity, availability, and appropriate use of our data and assets. Our Chief Information Security Officer, who reports to the Chief Information Officer and ultimately to the Chief Executive Officer, oversees the Company's data security program. Regular program status updates are provided to leadership through meetings of the Cybersecurity and IT Risk Steering Committee, Executive Leadership Team, AC, and full Board. We align our approach to data security management with the National Institute of Standards and Technology (NIST) framework. Our strategies to identify and mitigate data security risks include vulnerability scanning, internal audits, and annual external penetration testing. Mativ also engages in monthly data security awareness training and phishing simulations to reinforce a culture of integrity.

ESG Oversight: At the Board level, general oversight responsibility for ESG is delegated by the Board to the Nominating & Governance Committee (NGC). The NGC Chair reports on ESG-related matters to the full Board. Additionally, the AC oversees the risk management process through its supervision of our enterprise risk management (ERM) system, which provides a structured approach to identifying, assessing, monitoring, and managing risk, including ESG-related issues that may affect the short-term continuity or long-term viability of our business. Internal Audit conducts an annual ERM assessment and presents the findings to the AC. The AC Chair then reports any significant findings to the full Board. At the management level, our cross-functional ESG Committee includes representatives from each business segment's EHS team, as well as from our corporate-level Sustainability, Human Resources, and Legal departments. Meeting monthly, the ESG Committee addresses key ESG issues relevant to our business and stakeholders and oversees the development and implementation of initiatives that advance our sustainability goals. The Committee is sponsored at the executive level by our Chief Legal and Administrative Officer, and the Deputy General Counsel & Assistant Corporate Secretary provides Committee updates at each regularly scheduled NGC meeting, with periodic reports to the full Board.

Mativ believes good corporate governance supports long-term value creation for our stockholders. The Governance section of our website at *https://ir.mativ.com/governance/governance-documents/default.aspx* includes our Code of Conduct, by-laws, corporate governance guidelines, and Board of Directors committee charters. Additional information about Mativ's governance can also be found in our proxy statement.

Working Capital

We normally maintain approximately 50 to 70 days of inventories to support our operations. Our sales terms average between 15 and 60 days for payment by our customers, dependent upon the products and market segment served. With respect to our accounts payable, we typically carry approximately 15 to 40 days outstanding, in accordance with our purchasing terms, which vary by business location. The accounts payable balance varies in relation to changes in our manufacturing operations, particularly due to changes in prices of wood pulp, resins and purchased energy and the level and timing of capital expenditures related to projects in progress.

Executive Officers of the Registrant

The names and ages of our executive officers as of December 31, 2024, together with certain biographical information, are as follows:

Name	Age	Position
Julie Schertell	56	President and Chief Executive Officer
Greg Weitzel	53	Chief Financial Officer
Mark Johnson	48	Chief Legal and Administrative Officer
Mike Rickheim	50	Chief Human Resources and Communications Officer
Ryan Elwart	51	Group President, Sustainable & Adhesive Solutions
Christoph Stenzel	55	Group President, Filtration and Advanced Materials
Andrew Downard	50	Chief Supply Chain Officer

There are no family relationships between any of the directors or any of our executive officers. None of our officers were selected pursuant to any arrangement or understanding between the officer and any person other than the Company. Our executive officers serve at the discretion of the Board of Directors and are elected annually by the Board.

Julie Schertell was appointed President and Chief Executive Officer effective the date of the Merger and also serves as a director. She served in the same role at Neenah since May 2020. Prior to becoming President and Chief Executive Officer of Neenah, Ms. Schertell served as Senior Vice President, Chief Operating Officer since January 2020. Ms. Schertell joined Neenah in 2008 and served as Vice President of Sales and Marketing for the Fine Paper division through December 2010, as Senior Vice President and President, Fine Paper and Packaging through September 2018, and as Senior Vice President and President, Technical Products through December 2019. Ms. Schertell was previously employed by Georgia-Pacific in the Consumer Products Retail division, where she served as Vice President of Sales Strategy from 2007 through 2008, and as Vice President of Customer Solutions from 2003 through 2007.

Greg Weitzel was appointed Chief Financial Officer effective April 2, 2023. Prior to becoming Chief Financial Officer Mr. Weitzel served as Vice President, Financial Planning and Analysis of the Company since the closing of the Merger on July 6, 2022. Mr. Weitzel had previously served in the same role with Neenah since 2018. Prior to joining Neenah, Mr. Weitzel served in prior leadership roles within Finance and Supply Chain for Georgia Pacific over a span of nearly 20 years.

Mark Johnson was appointed Chief Legal and Administrative Officer of the Company effective September 1, 2023. Prior to joining the Company, Mr. Johnson served as executive vice president, chief legal officer, and corporate secretary for Kimball International, Inc. Mr. Johnson also served as president of Kimball International's Hospitality business unit and led Kimball International's environmental, social, and governance ("ESG") activities, which he now leads at the Company. He had prior leadership roles at Newell Brands and was a commercial litigation associate for McGuire Woods, LLP.

Mike Rickheim was appointed Chief Human Resources and Communications Officer effective the date of the Merger. Mr. Rickheim served in the same role at Neenah since April 2020. Prior to joining Neenah, Mr. Rickheim served as the Chief Human Resources Officer for Newell Brands, Inc., where he held various roles of increasing responsibility related to HR business partnership, talent acquisition, talent development, employee engagement, inclusion & diversity and communications.

Ryan Elwart was appointed Mativ's Group President of Sustainable and Adhesive Solutions Group in January 2024. Mr. Elwart joined Mativ from Georgia-Pacific, where he most recently served as the Chief Customer Officer for the GP Consumer Products Group from April 2020 to January 2024, and as SVP, Global Sales from September 2014 to April 2020. As Chief Customer Officer, he led a combined sales and commercial capability organization for the consumer business, including retail and B2B sales, eCommerce, training, customer planning, category management, and sales strategy for the company's retail and commercial segments. Prior to Georgia Pacific, Mr. Elwart also held multiple sales positions at PepsiCo and Hormel Foods.

Christoph Stenzel was appointed Mativ's Group President of Filtration and Advanced Materials in January 2024. Previously, Mr. Stenzel spent more than 20 years at Neenah serving in multiple directional and leadership roles. During his tenure, Mr. Stenzel has served in various global sales and marketing roles primarily with the Filtration business. He most recently served as Vice President of Global Filtration and General Manager for Neenah Gessner GmbH. Mr. Stenzel started his professional career at Henkel and Sihl before joining FiberMark-Gessner as an R&D manager for Masking Tape in 1998.

Andrew Downard was appointed Mativ's Chief Supply Chain Officer in January 2024. Mr. Downard has successfully led Mativ's global supply chain team since September 2022. Prior to joining Mativ, he served as the Senior Vice President of Supply Chain, Operations, and Analytics for Apex Tool Group from August 2017 to August 2022. Other past roles have focused on improving operational execution for well-known consumer, industrial, and service brands. Mr. Downard's experience includes being a supply chain research director with Gartner, as well as leadership positions with consumer products, food manufacturing, healthcare, medical services, chemical manufacturing, and aerospace manufacturing companies.

Item 1A. *Risk Factors*

Factors That May Affect Future Results

Many risk factors both within and outside of our control could have an adverse impact on our business, financial condition, results of operations and cash flows and on the market price of our common stock. While not an exhaustive list, the following important risk factors could affect our future results, including our actual results for 2024 and thereafter and could also cause our actual results to differ materially from those expressed in any forward-looking statements we have made or may make.

Risk Factors Summary

Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

- Our technological advantages are unlikely to continue indefinitely;
- Policing our intellectual property and patent rights is costly and may be unsuccessful;
- International geopolitical and other risks associated with our sales and operations outside of the United States, due to political unrest, terrorist acts, and national and international disputes;
- Risks related to our dependence on foreign imports and exports;
- Failure to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws or trade control laws, as well as other laws governing our operations;
- The effect of foreign currency exchange rates;
- We could be subject to changes in our tax rates, the adoption of new U.S., or foreign tax legislation or exposure to additional tax liabilities;
- Competition from several established competitors and limited market transparency;
- The availability of credit and changes in interest rates;
- Our failure to comply with the covenants contained in our credit agreements and other debt instruments could result in an event of default that could cause acceleration of our indebtedness;
- Future dividends on our common stock may be restricted or eliminated;
- Risks related to our internal and external expansion plans and asset dispositions;
- The substantial costs related to the integration of Neenah;
- Our failure to realize some or all of the anticipated benefits of the Merger;
- Our failure to recognize the strategic benefits of the EP Divestiture;
- A loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners as a result of the Merger;
- Our future results may suffer if we do not effectively manage our expanded operations;
- We may not successfully integrate acquisitions into Mativ's operations;
- Our restructuring activities are time-consuming and expensive;
- The cost and availability of raw materials and energy;
- A failure of, or a security breach in, a key information technology system could compromise our information and expose us to liability;
- We rely on a limited number of key employees;
- We face various risks related to public health emergencies and similar health-related outbreaks such as the COVID-19 pandemic;
- Our business is subject to various environmental laws, regulations and related litigation that could impose substantial costs or other liabilities on us;
- Environmental, social and governance ("ESG") issues may have an adverse effect on our business, financial condition and results of operations, the desirability of our stock, and may damage our reputation;
- Increases in costs of pension benefits may reduce our profitability;
- We are subject to various legal actions and other claims;
- Any loss or interruption of the operations of our facilities;
- Fluctuations in construction and infrastructure spending; and

- We have historically experienced significant cost savings and productivity benefits relating to our ongoing operational excellence program which we may not be able to achieve in the future.

Our technological advantages are unlikely to continue indefinitely.

We consider our intellectual property and patents to be a material asset. We have been at the forefront of developing new products and technology within our industries and have patented many of our innovations. This has enhanced our ability to sell products and to provide added functionality and other value to the products we sell allowing them to command higher margins. This advantage has also enabled us to license certain of our patents and know-how to, and earn royalty income from, third parties. Ultimately, our various patents will expire and some may be held invalid in certain jurisdictions before their expiration dates. In addition to protecting certain of our technological advantages through patenting, we also protect a significant amount of our technological advantages as trade secrets, especially with regard to our FAM segment. As we expand our operations to more locations and countries, the risk of the loss of proprietary trade secrets will increase, and any significant loss would result in the loss of the competitive advantages provided by such trade secrets. While we cannot predict the impact or the timing of these trends and eventualities, they likely will reduce our sales and margins from the levels that we otherwise would have achieved.

Effectively policing our domestic and international intellectual property and patent rights is costly and may not be successful.

Our portfolio of granted patents varies by country, which could have an impact on any competitive advantage provided by patents in individual countries. We cannot guarantee that any U.S. or foreign patent, issued or pending, will provide us with any continued competitive advantage.

We rely on patent, trademark, and other intellectual property laws of the U.S. and other countries to protect our intellectual property rights. However, we cannot guarantee that one or more of our patents will not be challenged by third parties and/or ultimately held invalid by courts or patent agencies of competent jurisdiction.

Further, there can be no assurances that we will be able, or that it will be economic for us, to prevent third parties from using our intellectual property or infringing our patents without our authorization, which may reduce any competitive advantage we have developed. In the event that we need to enforce certain of our patents against infringement through judicial or administrative actions, the litigation to protect these rights is often costly and time consuming and diverts management resources; moreover, there can be no assurance that our efforts to protect our intellectual property will be successful, or that a defendant will not assert counterclaims against us or challenges to other intellectual property we may own.

Some of our patents have been the subject of opposition hearings. Like the actions we undertake to enforce our IP rights, oppositions filed against us in respect of our intellectual property are expensive and divert management time and resources.

Even when the Company is initially successful, there can be no assurance that the counterparty will not appeal, or that the appeal will not be successful. Even when successful at the appeal level, there can be no assurance that a patent will not be later successfully challenged in individual national court jurisdictions.

We do not believe that any of our products infringe the valid intellectual property rights of third parties. However, we may be unaware of intellectual property rights of others that may cover some of our products or services or a court or other governmental body may come to a different conclusion from ours. In that event, we may be subject to significant claims for damages or disruptions to our operations.

Because of the geographic diversity of our business, we are subject to a range of international risks.

Our operations are located in many countries around the world and operate, to a degree, in a decentralized manner. There are inherent control and fraud risks in such a structure. Moreover, we have manufacturing facilities in 11 countries and sell products in over 90 countries, many of which are emerging and undeveloped markets.

As a result, our manufacturing operations, sales and results, depending on their location, are subject to various international business risks, including, but not limited to, the following:

- Foreign countries can impose significant import, export, excise and income tax and other regulatory restrictions on our business, including limitations on repatriation of profits and proceeds of liquidated assets. While we attempt to manage our operations and international movements of cash from and amongst our foreign subsidiaries in a tax-efficient manner, unanticipated international movement of funds due to unexpected changes in our business or changes in tax and associated regulatory schemes could materially affect our financial position, results of operations and cash flows.
- We are exposed to global as well as regional macroeconomic and microeconomic factors, which can affect demand and pricing for our products, including unsettled political and economic conditions; expropriation; import and export tariffs; regulatory controls and restrictions; and inflationary and deflationary economies. Events occurring in countries having a large share of the global economy (such as China, Japan, or the EU) can have an impact on economies that are interdependent and thereby affect those in which the Company primarily operates. These factors together with risks inherent in international operations, including risks associated with any non-compliance with anti-corruption and anti-bribery laws, could adversely affect our financial condition, results of operations and cash flows.
- We have one manufacturing facility in China. Operations in China entail a number of risks including international and domestic political risks, the need to obtain operating and other permits from the government, adverse changes in the policies or in our relations with government-owned or run customers and the uncertainty inherent in operating within an evolving legal and economic system.
- Changes or increases in international trade sanctions or quotas may restrict or prohibit us from transacting business with established customers or securing new ones, including as to Russia and Ukraine, as to which the applicable sanctions have changed unexpectedly on a number of occasions since 2014.

Changes in the laws and regulations described above, adverse interpretations or applications of such laws and regulations, and the outcome of various court and regulatory proceedings, could adversely impact the Company's business in a variety of ways, including increasing expenses, increasing liabilities, decreasing sales, limiting its ability to repatriate funds and generally conduct business, all of which could adversely affect our financial condition, results of operations and cash flows.

We are subject to risks related to our dependence on foreign imports and exports.

We conduct business in over 90 countries and operate 35 production locations worldwide. As a result, our business highly depends on global trade, as well as trade and cost factors that impact the specific countries in which we operate. Trade discussions with the United States and its various trading partners are fluid, and existing and future trade agreements are, and are expected to continue to be, subject to a number of uncertainties. For instance, recent events, including the new Presidential administration, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, President Trump and members of the U.S. Congress have called for substantial changes to tax polices, increases to tariffs on foreign imports into the United States, the imposition of new tariffs and border taxes. The Trump administration has also raised the possibility of other initiatives that may affect international trade, including renegotiation of trade agreements with other countries and the possible introduction of import duties or tariffs. Many of our raw materials imports are subject to existing duties, tariffs and quotas. The possible implementation of tariffs or border taxes could increase our cost of goods sold, which could in turn require us to increase our prices and, in the event consumer demand declines as a result, negatively impact our financial performance. Furthermore, certain of our competitors may be better positioned than us to withstand or react to these challenges, and as a result we may lose market share to such competitors. Due to broad uncertainty regarding the timing, content and extent of any regulatory changes in the U.S. or abroad, we cannot predict the impact, if any, that these changes could have to our business. If further tariffs are imposed on a broader range of imports, or if further retaliatory trade measures are taken by other countries in response to additional tariffs, we may be required to raise our prices or incur additional expenses, which may result in the loss of customers and harm our operating performance, sales and earnings.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption laws, including the FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA, the U.K. Bribery Act of 2010 and other similar laws generally prohibit us, our employees, consultants and agents from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations, or collectively, Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with such laws or requirements, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could adversely impact our financial condition, results of operations and cash flows.

A significant portion of our revenues are generated from operations outside the U.S. In addition, we maintain significant operations and acquire or manufacture many of our products outside the U.S. The functional currency of our international subsidiaries is generally the local currency in which each subsidiary operates. In particular, a large portion of our commercial business is denominated in euros and British Pounds. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, expenses, assets and liabilities from functional currencies into U.S. dollars. As a result, our future revenues, costs, results of operations and earnings could be significantly affected by changes in foreign currency exchange rates, especially the euro to U.S. dollar exchange rate and the British pounds to U.S. dollar exchange rate.

In addition, some of our sale and purchase transactions are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currencies in which the transaction is denominated versus the local currency of our operations into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenue or cost related to such transaction and thus have an effect on our operating profit. We also hold a significant amount of our cash balances in euros and British pounds, thus any weakening of these currencies versus the U.S. dollar would reduce the amount of U.S. dollars for which such balances could be exchanged.

Changes in foreign currency exchange rates also impact the amount reported in Other income (expense), net. For instance, when a non-local currency receivable or payable is not settled in the period in which it is incurred, we are required to record a gain or loss, as applicable, to reflect the impact of any change in the exchange rate as of the end of the period. We also have to reflect the translation rate impact on the carrying value of our foreign assets and liabilities as of the end of each period, which is recorded as unrealized translation adjustment in Other comprehensive income (loss).

We utilize a variety of practices to manage this risk, including operating and financing activities and, where considered appropriate, derivative instruments. All derivative instruments we use are either exchange traded or entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties. Counterparty risk cannot be eliminated and there can be no assurance that our efforts will be successful. We generally hedge foreign currency transaction risk through the use of derivative instruments, including forward and swap contracts and, to a lesser extent, option contracts. The use of derivative instruments is intended to mitigate or reduce transactional level volatility in the results of foreign operations but does not completely eliminate volatility. If our future revenues, costs and results of operations are significantly affected by economic conditions abroad and/ or we are unable to effectively hedge these risks, they could materially adversely affect our financial condition, results of operations and cash flows.

The Company could be subject to changes in its tax rates, the adoption of new U.S., or foreign tax legislation or exposure to additional tax liabilities.

The Company is subject to taxes in the U.S. and in foreign jurisdictions where a number of the Company's subsidiaries are organized. The Company's future effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates or future changes in tax laws or new interpretations of existing tax laws. Recent developments, such as the European Commission's investigations on illegal state aid, individual European countries implementation of Anti-Tax Avoidance Directives, continued regulatory development of the Tax Cuts and Jobs Act of 2017, and the Organization for Economic Cooperation and Development projects on base erosion and profit shifting may result in changes to long-standing tax principles or new challenges to our cross-border arrangements, which could materially affect our effective tax rate or could require potential restructuring of the foreign subsidiaries. If the Company's effective tax rates were to increase, or if any ultimate determination of the Company's taxes owed is for an amount in excess of amounts previously accrued, the Company's operating results, cash flows, and financial condition could be adversely affected.

In particular, the Organization for Economic Cooperation and Development ("OECD") has reached agreement on an approach to establish a minimum global tax, set at 15%, for large multi-national enterprises, such as the Company. The OECD has recommended that certain aspects of this approach, referred to as "Pillar Two", be made effective beginning in 2024, and many jurisdictions relevant to the Company, including most European Member States, have already legislated Pillar Two into their statutory law in varying degrees and others are in the process of doing so. Pillar Two has introduced new complexity and uncertainty to the Company's assessment of its taxes and further interpretation, adoption, and implementation of Pillar Two measures will continue to introduce new challenges with respect to compliance with its reporting requirements and may impact the Company's effective tax rate and cash tax payments in future years. Further, uncertainty exists as to whether the adoption of Pillar Two in certain jurisdictions may result in reactions in other countries that are meaningful to the Company's overall tax profile, notably, the United States. Therefore, the Company continues to monitor for updates as countries within its global footprint announce Pillar Two legislation and related announcements, policies, and/or guidance.

If the Company's effective tax rates were to increase, or if any ultimate determination of the Company's taxes owed is for an amount in excess of amounts previously accrued, the Company's operating results, cash flows, and financial condition could be adversely affected.

We face competition from several established competitors and we have limited market transparency.

Our FAM segment products compete to some degree against specialty products made by competitors such as Shaoxing Naite Plastics Co. Ltd., 3M Company, Covestro AG, ORAFOL Europe GmbH, Hollingsworth and Vose Company, Advanced Medical Solutions Group plc, and Ahlstrom Holding 3 Oy. We believe our FAM products compete primarily on product features, innovations and customer service. Some of these competitors are larger than we are and have more resources, thus the actions of these competitors could have an impact on the results of our FAM segment operations.

We are starting to see increased competition for some of our FAM products from companies in China, which, we believe, may have lower operating costs than us, resulting in a potential price advantage for such companies. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, take advantage of acquisitions or other opportunities more readily, undertake more extensive marketing campaigns for their brands, products and services, more successfully utilize developing technology, including data analytics, artificial intelligence, and machine learning, and make more attractive offers to our existing and potential customers.

We are dependent upon the availability of credit, and changes in interest rates can impact our business.

We supplement operating cash flow with bank borrowings under a secured credit agreement with a syndicate of banks. Borrowings under this agreement will mature in 2027 and 2028. To date, we have been able to access credit when needed and on commercially reasonable terms. However, deterioration of credit markets, including an economic crisis in the U.S. or elsewhere, whether or not caused by the U.S. or European debt ceiling, deficits and budget issues, could have an adverse impact on our ability to negotiate new credit facilities or access or renew our existing one. Constraints on the availability of credit, or the unavailability of credit at reasonable interest rates, would negatively impact our business, including potentially impairing our ability to declare dividends, conduct share buy-backs and make acquisitions.

Our secured credit facility contains certain financial covenants. In the event of material unforeseen events that impact our financial performance, particularly during a time when we have material amounts of debt, a situation could arise where we are unable to fully draw from our existing credit facility notwithstanding that there is otherwise available capacity.

Our credit facilities are secured by substantially all of the personal property of the Company and its domestic subsidiaries. In the event of a default on these agreements, substantially all of the assets of the Company could be subject to foreclosure or liquidation by the secured creditors.

We may utilize a combination of variable and fixed-rate debt consisting of short-term and long-term instruments. We selectively hedge our exposure to interest rate increases on our variable rate long-term debt when we believe that it is practical to do so. We have utilized various forms of interest rate hedge agreements, including interest rate swap agreements, forward rate agreements and cross currency swaps. There are inherent risks associated with interest rate hedges, including those associated with the movement of interest rates, counterparty risk and unexpected need to refinance debt, thus there can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure. As of December 31, 2024, the percentage of the Company's fixed and floating interest rate debt was 36.0% and 64.0%, respectively. The Company has entered into a number of interest rate hedge transactions to convert floating rate debt to fixed. Including the impact of these transactions, as of December 31, 2024, the percentage of the Company's debt subject to fixed and floating rates of interest was 89.0% and 11.0%, respectively.

Our use of interest rate hedge agreements to manage risk associated with interest rate volatility may expose us to additional risks, including the risk that a counterparty to a hedge agreement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of interest rate hedge agreements typically involves costs, such as transaction fees or breakage costs.

Our failure to comply with the covenants contained in our credit agreements and other debt instruments could result in an event of default that could cause acceleration of our indebtedness.

Our failure to comply with the covenants and other requirements contained in our credit agreements or our other debt instruments could cause an event of default under the relevant debt instrument. The occurrence of an event of default could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments, and we may be unable to refinance or restructure the payments on indebtedness on favorable terms, or at all.

Future dividends on our common stock may be restricted or eliminated.

Dividends are declared at the discretion of our Board of Directors, and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. Our ability to pay cash dividends on our common stock may be limited under the terms of our credit agreements or other debt instruments. There can be no assurance that we will continue to pay dividends in the future.

Our internal and external expansion plans and asset dispositions entail different and additional risks relative to the rest of our business.

From time to time, we consider acquisitions in connection with our diversification initiatives. This acquisition activity could involve confidential negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement. It is possible that an acquisition could adversely impact our results, credit ratings or the outlook of our business, due to, among other things, integration and employee retention challenges, contrasting company cultures and different information technology and reporting systems. Also, acquisition opportunities are limited and present risks of failing to achieve strategic objectives, smooth integrations or anticipated synergies or returns. There can be no assurance that we will be able to acquire attractive businesses on favorable terms and that we will realize the anticipated benefits or profits through acquisitions or that acquisitions will be accretive to our earnings. Changes in our portfolio of businesses, assets and products, whether through acquisition, disposition or internal growth, present additional risks, including causing us to incur unknown or new types of liabilities, subjecting us to new regulatory frameworks and new market risks, and acquiring operations in new geographic regions with challenging labor, regulatory and tax regimes.

Our ability to dispose of idled assets and the value that may be obtained relative to their book value can result in significant impairment charges. Building a new plant or other facility or relocating, rebuilding or otherwise modifying existing production machinery is a major undertaking and entails a number of risks, including the possibility that the contractors and sub-contractors who are expected to build the facility or rebuild the machine and supply the necessary equipment do not perform as expected, the possibility of cost overruns and delays, or that design defects or omissions cause the facility or machine to perform at less than projected efficiency or at less than projected capacity. In addition, commencement of production at a new site or at a rebuilt or relocated machine is time consuming and requires testing and acceptance by customers and potentially by regulators, of the facility and the products that are produced. Also, while we anticipate sufficient demand for the facility's or machine's output, there can be no assurances that the expected demand will materialize.

We also expect to continue to expend resources to diversify and expand our product portfolio. Research and development and product diversification have inherent risks, including technical success, market acceptance, new regulations and potential liabilities. We cannot guarantee that such efforts will succeed, that we will not incur new or different liabilities or that we will achieve a satisfactory return on such expenditures.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold or will sell could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. For example, on November 30, 2023, the Company completed the EP Divestiture. Transactions such as the EP Divestiture pose risks and challenges that could negatively impact our business and financial statements. Furthermore, when we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are different than current balance sheet values, which could result in significant asset impairment charges, including those related to goodwill and other intangible assets that could have a material adverse effect on our financial condition and results of operations. In addition, we may experience greater dis-synergies than expected, the impact of the divestiture on our revenue may be larger than projected, and some divestitures may be dilutive to earnings. There can be no assurance whether the strategic benefits and expected financial impact of any divestiture, including the EP Divestiture, will be achieved. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows.

Mativ will likely continue to incur substantial costs related to the Merger integration.

Mativ will likely continue to incur substantial integration costs in connection with the Merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of the two companies' businesses, including purchasing, accounting and finance, sales, payroll, pricing and benefits.

While Mativ has assumed that certain expenses would be incurred in connection with the Merger and the integration of the businesses, there are many factors beyond Mativ's control that could affect the total amount or the timing of the integration expenses. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. Although Mativ expects that the elimination of duplicative costs and the realization of other economies of scale-related efficiencies related to the integration of the businesses may offset incremental Merger-related and integration costs over time, any net benefit may not be achieved in the near term or at all. These integration costs may result in Mativ taking significant charges against earnings, and the amount and timing of such charges are uncertain at present.

Combining SWM and Neenah may be more difficult, costly or time consuming than expected, and Mativ may fail to realize some or all of the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated cost savings, operational synergies and other perceived benefits from combining the businesses of SWM and Neenah. To realize the cost savings, operational synergies and other perceived benefits from the Merger, Mativ must successfully integrate and combine the two businesses in a manner that permits those benefits to be realized. If Mativ is not able to achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all, or may take longer to realize than expected. For example, the actual cost savings, operational synergies and other perceived benefits of the Merger could be less than anticipated or take longer to realize than anticipated for a variety of reasons, including those set forth in these Risk Factors.

It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with employees, customers, suppliers or other business associates and constituencies or to achieve the anticipated benefits and cost savings of the Merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on Mativ during this transition period and for an undetermined period after completion of the Merger on the combined Company.

Mativ's future results may suffer if it does not effectively manage its expanded operations following the Merger.

Following the completion of the Merger, the size of our business increased significantly. Mativ's future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Mativ will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Merger.

We may not successfully integrate acquisitions into Mativ's operations and we may be unable to achieve anticipated cost savings or other synergies.

The integration of the operations of acquired companies involves a number of risks and presents financial, managerial, reporting, legal and operational challenges. We may have difficulty, and may incur unanticipated expenses related to, integrating information systems, financial reporting activities, employee retention and integrating and retaining management and personnel from acquired companies. Among these risks are potential loss of consumer awareness and demand for the acquired companies' products based on the rebranding of those products under the Company's legacy brand names. Additionally, we may not be able to achieve anticipated cost savings or commercial or growth synergies for a number of reasons, including contractual constraints and obligations or an inability to take advantage of expected commercial opportunities, inability to achieve increased operating efficiencies or commercial expansion of key technologies. Failure to successfully integrate acquired companies into Mativ's operations may have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our restructuring activities are time-consuming and expensive and could significantly disrupt our business.

We have initiated significant restructuring activities in recent years that have become part of an overall effort to improve an imbalance between demand for our products and our production capacity as well as improve our profitability and the quality of our products. Restructuring of our existing operations, or as a result of acquisitions, dispositions or mergers, involves issues that are complex, time-consuming and expensive and could significantly disrupt our business as well as garner review from regulatory authorities which could result in financial impacts to the Company. The challenges involved in executing the actions that are part of our ongoing and, potentially future, restructuring plans include:

- demonstrating to customers that the restructuring activities will not result in adverse changes in service standards or business focus;
- consolidating administrative infrastructure and manufacturing operations while maintaining adequate controls throughout the execution of the restructuring;
- preserving distribution, sales and other important relationships and resolving potential conflicts that may arise;
- estimating, managing and minimizing the cost of the restructuring activities;
- minimizing the diversion of management attention from ongoing business activities;
- maintaining employee morale, retaining key employees, maintaining reasonable collective bargaining agreements and avoiding strikes, work stoppages or other forms of labor unrest while implementing restructuring programs that often include reductions in the workforce;
- securing government approval of such plans, where necessary, and managing the litigation and associated liabilities that often are associated with restructuring actions;
- incurring costs associated with delays in restructuring activities caused by labor negotiations and/or governmental approvals;
- coordinating and combining operations, which may be subject to additional constraints imposed by collective bargaining agreements and local laws and regulations; and
- achieving the anticipated levels of net cost savings and efficiency, or doing so on the timelines originally projected, as a result of the restructuring activities.

Our financial performance can be significantly impacted by the cost and availability of raw materials and energy and we may have limited ability to pass through increases in costs to our customers.

Raw materials are a significant component of the cost of the products that we manufacture. The cost of wood pulp, which is the largest component of the raw materials that we use in our SAS segment, and some resins used by our FAM segment are highly cyclical and can be more volatile than general consumer or producer inflationary changes in the general economy. Likewise, the cost of polypropylene can fluctuate significantly based on a number of factors, including as a result of changes in global oil markets and broader economic conditions. As we periodically enter into agreements with customers under which we agree to supply products at fixed prices, unanticipated increases in the costs of raw materials, or the lack of availability of such raw materials (due to force majeure or other reasons), can significantly impact our financial performance. Even where we do not have fixed-price agreements, we may be limited in our ability to pass through increases in raw material costs in a timely manner or may be unable to pass through increases to our customers in whole or in part. Further, some of the resins we use in our FAM segment are only available from a single supplier, or a limited number of suppliers. Consequently, such supplier(s) can control the availability and thus the cost of the resins we use, notwithstanding any changes in the cost of oil or the impact of broader economic conditions. It can be time consuming and costly, and occasionally impractical, to find replacement resins where such suppliers limit the availability or increase the cost of resins we use.

Our manufacturing operations, in particular paper manufacturing, is energy-intensive. In the U.K., the European Union, China and the U.S., availability of energy generally is reliable, although prices can fluctuate significantly based on supply and demand. Western Europe has become significantly dependent on energy supplies from the Commonwealth of Independent States, which in the past has demonstrated a willingness to restrict or cut off supplies of energy to certain customers. The volume of oil or gas flowing through pipeline systems that ultimately connect to Western Europe also has been cut off or restricted in the past, and such actions can adversely impact the supply of energy to Western Europe and, consequently, the cost and availability of electricity to our European operations. Due to the competitive pricing of most of our products, we typically are unable to fully pass through higher energy costs to our customers. Periodically, when we believe it is advantageous to do so, we enter into agreements to procure a portion of our energy for future periods in order to reduce the uncertainty of future energy costs. However, in recent years this has only marginally slowed the increase in energy costs due to the volatile changes in energy prices we have experienced.

A failure of, or a security breach in, a key information technology system or process or other unusual events could compromise our information and expose us to liability, which could adversely affect our business; IT project delays and overruns are possible.

We rely extensively on information technology systems, some of which are managed by third-party service providers, to analyze, process and manage transactions and sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees. The secure processing and maintenance of this information is critical to our operations and business strategy and we rely heavily on the integrity of this data in managing our business. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. In addition, social engineering and phishing are a particular concern. We are continuously working to install new, and to upgrade our existing, information technology systems and to provide employee awareness training around phishing, malware and other cyber risks to ensure that we are protected, to the greatest extent possible, against cyber risks and security breaches.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or be breached due to employee or third-party error, malfeasance or other disruptions. We have in the past, and may again in the future be subject to similar cyber-attacks or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims, proceedings, or regulatory penalties, including penalties under EU privacy laws, and could disrupt our operations. Although we are insured against cyber risks and security breaches up to an annual aggregate limit, our liability insurance may be inadequate and may not fully cover the costs of any claim or any damages we might be required to pay, and we may not be able to obtain adequate liability insurance in the future on commercially desirable or reasonable terms or at all.

The Company is subject to laws of various countries where it operates or does business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor or employee information or related data, including the GDPR which went into effect in May 2018, the CCPA, which went into effect on January 1, 2020, and various U.S. state level privacy regulations. The changes introduced by these regulations and laws increase the complexity of regulations enacted to protect business and personal data, subject the Company to additional costs and have required, and may in the future require, costly changes to the Company's security systems, policies, procedures and practices.

There are further risks associated with the information systems of companies we acquire, both in terms of systems compatibility, level of security and functionality. It may cost us significant money and resources to address these risks and we may fail to address them successfully, adversely impacting our financial condition, results of operations and cash flows.

From time to time, we undertake significant information technology systems projects, including enterprise resource planning updates, modifications and roll-outs. These projects are subject to cost overruns and delays. Not only could these cost overruns and delays impact our financial statements but a delay in the completion of a needed IT project could adversely impact our ability to run our business and make fully informed decisions.

We rely on a limited number of key employees and our failure to recruit and/or retain senior management and key employees globally could harm our business.

The loss of any of our key employees, including our CEO and her direct reports, could adversely affect our business and thus our financial condition, results of operations and cash flows. Hiring executives with needed skills or the replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, competition for qualified talent in our industry is intense, particularly in the last several years. The market to build, retain and replace talent has become even more highly competitive, and many of the companies with which we compete for personnel have greater financial and other resources than we do.

Any failure to recruit and/or retain senior management and key employees could harm our business, operating results and financial condition. Additionally, efforts to recruit such employees could be costly and negatively impact our operating expenses. We issue equity awards from employee equity plans as a key component of our overall compensation. We face pressure to limit the use of such equity-based compensation due to dilutive effects on stockholders. If we are unable to offer attractive compensation packages in the future, it could limit our ability to attract and retain key employees.

Public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases have adversely affected, and could in the future, adversely affect our business and the business of our customers and suppliers.

We are subject to public health emergencies, which has had and may continue to have an impact on our business and the business of our customers and suppliers. Uncertainty caused by pandemics, epidemics, or similar public health emergencies or outbreaks could lead to prolonged economic downturns, and negatively impact our partners and the industry in which we operate, in which case our revenues could be significantly impacted. The extent to which public health crisis impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Our business depends upon good relations with our employees. Work stoppages, slowdowns or legal action by our unionized employees may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We employ approximately 5,100 employees, including certain manufacturing employees represented by unions. Although we believe that employee and union relations are generally positive, there is no assurance that this will continue in the future and problems or changes affecting employees in certain locations may affect relations with our employees at other locations. The risk of labor disputes, work stoppages or other disruptions in production could adversely affect us, especially in conjunction with potential restructuring activities. If we cannot successfully negotiate or renegotiate collective bargaining agreements, or if negotiations take an excessive amount of time, there may be a heightened risk of work stoppages and we may be unable to achieve planned operational efficiencies. Work stoppages may be caused by the inability of national unions and the governments of countries in which we operate from reaching agreement and are outside of our control. Any work stoppage or failure to reach agreements with our unions could have a material adverse effect on our customer relations, our productivity, the profitability of a manufacturing facility, our ability to develop new products and on our operations as a whole, resulting in an adverse impact on our business, financial condition, results of operations and cash flows.

Our business is subject to various environmental laws, regulations and related litigation that could impose substantial costs or other liabilities on us.

Our facilities are subject to significant federal, state, local and foreign environmental protection laws with respect to air, water and emissions as well as the disposal of solid waste. We believe that we are operating in substantial compliance with these laws and regularly incur capital and operating expenditures in order to achieve future compliance. However, these laws may change, which could require changes in our practices, additional capital expenditures or loss of carbon credits, and we may discover aspects of our business that are not in compliance. Violation of these laws can result in the imposition of significant fines and remediation costs.

Additionally, in recent years, assessments of the potential impacts of climate change have begun to influence governmental authorities, consumer behavior patterns and the general business environment of the European Union and the United States. The implementation of these policies may require us to invest additional capital in our properties or it may restrict the availability of land we are able to develop. For example, the State of California has adopted new climate change disclosure requirements which mandate public disclosure of certain greenhouse gas emissions data and climate-related financial risk reports. Similarly, while currently subject to a stay pending judicial review, the SEC has adopted extensive climate-related reporting requirements. The European Union has also established similar regulations, such as the Corporate Sustainability Reporting Directive ("CSRD"), and the European Union Deforestation Regulations ("EUDR"). The CSRD establishes extensive ESG-related disclosure requirements based on the European Sustainability Reporting Standards, including certain assurance obligations. The EUDR places limitations on the sale in the European Union of products linked to deforestation or the degradation of forests, and requires companies to implement due diligence systems to verify covered commodities and related products were not produced on deforested land. The standards used to identify and collect the information and data required pursuant to these emerging regulations are still developing and uncertain, which could result in increased costs related to complying with applicable reporting obligations under these standards, and could increase the risk of failing to comply. These changes, or other changes in other environmental laws, regulations, standards or the interpretation thereof, new enforcement of laws, the identification of new facts or the failure of other parties to perform remediation at our current or former facilities could be costly and lead to new or greater liabilities that could materially adversely affect our business, results of operations, cash flows or financial condition.

Although we are not aware of any environmental conditions at any of our facilities that could have a material adverse effect on our financial condition, results of operations and cash flows, we own facilities that have been operated over the course of many decades. Should the Company make material changes in the operations at a facility it is possible such changes could generate environmental obligations that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also face higher disposal and clean-up costs to replace equipment or facilities containing materials that were compliant when installed but are now considered contaminants. Additionally, as we sell closed or other facilities or materially alter operations at a facility, we may be required to perform additional environmental evaluations that could identify items that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also incur environmental liabilities in connection with assets or businesses we may purchase in the future.

ESG issues may have an adverse effect on our business, financial condition and results of operations, the desirability of our stock, and may damage our reputation.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. If we are unable to meet our ESG goals or evolving investor, industry, or stakeholder expectations and standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, customers and consumers may choose to stop purchasing our products or purchase products from another company or a competitor, and our reputation, the desirability of our stock to investors, and our business or financial condition may be adversely affected. Increased focus and activism on ESG topics may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment of our ESG practices. In particular, these constituencies are increasingly focusing on environmental issues, including climate change, water use, deforestation, waste, and other sustainability concerns. These demands could cause us to incur additional costs or to make changes to our operations to comply with such demands. In addition to environmental issues, these constituencies are also focused on social and other governance issues, including matters such as, but not limited to, human capital and social issues. Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to the environmental, human capital, or social issues, or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation or environmental causes could adversely affect our business and reputation and increase risk of litigation.

Increases in costs of pension benefits may reduce our profitability and could impact our cash reserves.

Our results of operations may be negatively affected by expenses we record for our defined benefit pension plans. Generally accepted accounting principles in the U.S., require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets, longevity of our current and former employees and other economic conditions, which may change based on changes in key economic indicators and mortality tables. We are required to make an annual measurement of plan assets and liabilities, which may result in increased funding obligations or negative changes in our stockholders' equity. At the end of 2024, the combined projected benefit obligation of our pension plans had a net underfunding of $5.5 million. The Company has both funded and unfunded pension plans and we make contributions to our pension trusts (where applicable) based on many factors, including regulatory guidelines, investment returns of the trusts, and availability of cash for pension contributions versus other priorities. For a discussion regarding our pension obligations, refer to Note 17. Postretirement and Other Benefits of the Notes to Consolidated Financial Statements in Part II, Item 8 and "Other Factors Affecting Liquidity and Capital Resources" in Part II, Item 7. Although expense and pension funding contributions are not directly related, key economic factors that affect expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act ("ERISA") for U.S. plans. Failure to achieve expected returns on plan assets driven by various factors, which could include a continued environment of low interest rates or sustained market volatility, could also result in an increase to the amount of cash we would be required to contribute to pension plans.

We are subject to various legal actions and other claims.

We regularly are involved in legal actions and other claims arising in the ordinary course of business and otherwise. We are also subject to many laws and regulations around the world. Despite our efforts, we cannot guarantee that we are in compliance with every such law or regulation. Although we do not believe that any of the currently pending actions or claims against us will have a material adverse impact on our financial condition, results of operations and cash flows, we cannot provide any assurances in this regard. Information concerning some of these actions that currently are pending is contained in Note 19. Commitments and Contingencies, of the Notes to Consolidated Financial Statements and in Part I, Item 3, "Legal Proceedings" of this report. We also cannot give any assurances as to any litigation that might be filed against us in the future.

Any loss or interruption of the operations of our facilities may harm our operating performance.

Our revenues depend on the effective operation of our manufacturing facilities. The operation of our facilities involves risks, including the breakdown, failure, or substandard performance of equipment, power outages, the improper installation or operation of equipment, explosions, fires, natural disasters, failure to achieve or maintain safety or quality standards, work stoppages, supply or logistical outages, and the need to comply with environmental and other directives of governmental agencies. Moreover, natural disasters, political crises, public health crises or other unforeseen catastrophic events in any of the countries in which we operate may negatively impact our facilities, our supply chain or customers. If we experience supply disruptions, we may not be able to develop alternate sourcing quickly. Any disruption of our production schedule caused by an unexpected shortage of components, raw materials or parts even for a relatively short period of time could cause us to alter production schedules or suspend production entirely, which would adversely affect our business and results of operations. The occurrence of material operational problems, including, but not limited to, the above events, could cause the loss or interruption of operations for a significant length of time, which could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, many of our operations require a reliable and abundant supply of water. Production facilities for our segments rely on a local water body or water source for their water needs and, therefore, are particularly sensitive to drought conditions or other natural or man-made interruptions to water supplies. At various times and for differing periods, we have had to modify operations at certain of our mills due to water shortages, water clarity, or low flow conditions in its principal water supplies. Any interruption or curtailment of operations at any of our production facilities due to drought or low flow conditions at the principal water source or another cause could materially and adversely affect our operating results and financial condition.

Fluctuations in construction and infrastructure spending can impact demand for certain of our products.

Demand for certain of our products depends on spending in the construction industry, both residential and non-residential, as well as infrastructure sectors. Spending in those sectors is impacted by numerous circumstances beyond our control including, but not limited to, interest rates, availability of financing, housing inventory, capital spending, corporate investment, local, federal and state regulations, as well as availability and commitment of public funds for municipal spending, capacity utilization and general economic conditions. Decreased spending in any of these sectors could have an adverse impact on our financial condition, results of operations, and cash flows during the duration of their down cycle.

Historically, we have experienced significant cost savings and productivity benefits relating to our ongoing operational excellence program; however, these benefits may not continue indefinitely or at the same levels.

Historically, we have experienced significant cost savings and productivity benefits relating to our ongoing continuous improvement and operational excellence programs. We expect to continue to achieve significant savings and benefits from these efforts; however, we may be unable to continue in the future to obtain savings and benefits in line with historical achievements, and our profitability and financial results could be adversely affected.

Our foreign sales and operations may be adversely affected by supply chain disruptions due to political unrest, terrorist acts, and national and international dispute.

We conduct a portion of our sales and manufacturing outside the United States. Our foreign sales and operations are subject to a number of risks, including political and economic instability, which could have a material adverse impact on our ability to increase or maintain our international sales and operations. National and international disputes such as war, border closures, civil disturbances and terrorist acts, including Russia's invasion of Ukraine and geopolitical conflicts in the Middle East may increase the likelihood of already strained supply interruptions and further hinder our ability to access the materials and energy we need to manufacture our products. Additional supply chain disruptions will make it harder for us to find favorable pricing and reliable sources for the materials and energy we need. As a result, such disruptions will put upward pressure on our costs and increase the risk that we may be unable to acquire the materials and energy we need to continue to make certain products, in particular at our manufacturing facilities in Europe.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk management and strategy

We have developed processes for assessing, identifying and managing material risks from cybersecurity threats. Our enterprise risk management system incorporates risks from cybersecurity threats alongside other risks to the company. We employ a range of tools and services to inform our assessment, identification and management of material risks from cybersecurity threats, which include from time to time:

- monitoring emerging data protection laws and implementing responsive changes to our processes;
- undertaking periodic reviews of our policies with customers, partners, and suppliers and statements related to cybersecurity;
- conducting cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;
- conducting phishing email simulations for employees and contractors with access to corporate email systems;
- requiring employees, as well as third-parties who provide services on our behalf, to treat information and data with care; and

- educating our teams on incident response, conducting tabletop exercises and using the findings to improve our processes and technologies.

We maintain a cybersecurity incident response plan designed to secure the enterprise, mitigate the impact of an incident, restore normal business operations, prevent similar future incidents and comply with applicable regulatory obligations arising from an incident. As part of the above process, we periodically engage with consultants and other third-parties, including annually having a third-party perform penetration testing and review our cybersecurity program to help identify areas for improvement and/or compliance. The Company's cybersecurity procedures have been developed based on the National Institute of Standards and Technology ("NIST") cybersecurity framework. We also engage with a third-party security operation center to assist in monitoring our cybersecurity risk environment. Our risk management processes also address cybersecurity threat risks associated with our use of third-party service providers.

For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, see "Part I, Item 1A. Risk Factors -- A failure of, or a security breach in a key information technology system or process or other unusual events could compromise our information and expose us to liability, which could adversely affect our business; IT project delays and overruns are possible" which is incorporated by reference into this Item 1C.

As previously disclosed, during the three-month period ending September 30, 2022, the Company became aware of a cyberattack that had been recently made against certain systems within the Company's network environment. The attack temporarily affected operations and caused delays in execution of sales transactions at some locations. In addition, the Company incurred financial costs to investigate and remediate the incident, some of which was mitigated by insurance. During the incident, the attackers accessed and exfiltrated Company data, including some personally identifying information of certain Company employees. The Company contained the incident, notified affected individuals, and restored operations. The Company put in place remediation measures designed to help prevent future similar attacks and implemented certain other enhancements to its security system.

Governance

Oversight of cybersecurity risk is a joint responsibility of the Board of Directors and the Audit Committee. The Company's Chief Information Officer (the "CIO") provides quarterly updates to the Audit Committee and the chair of the Audit Committee regularly updates the Board of Directors on cybersecurity matters potentially impacting the Company. Additionally, the CIO briefs the Board of Directors on information security matters at least annually.

In addition to oversight by the Audit Committee and the Board of Directors, our CIO chairs a Working Council that includes our Chief Financial Officer, Chief Human Resources and Communications Officer and our Chief Legal and Administrative Officer. Our IT organization also includes a Chief Information Security Officer who is responsible for establishing processes as well as management of all cyber security risks and programs to mature our NIST posture. Our CIO has served in this role since 2023 and has more than 30 years of experience in the aggregate in various IT leadership roles. His educational background includes a master's in business administration in Information Systems from The State University of New York at Albany, and a bachelor's degree in electrical engineering from Harcourt Butler Technological Institute, Kanpur, India.

Item 2. *Properties*

As of December 31, 2024, we conduct business in over 90 countries and operate 35 production locations worldwide, with offices and facilities in the United States, United Kingdom, China, Germany, France, Belgium, India, Canada, Spain, Italy, Mexico, and Luxembourg.

Our principal production facilities as of December 31, 2024 are summarized below:

Geographic Region	FAM	SAS
U.S.	10	10
Europe	3	7
Asia/Pacific	1	2
Americas (excluding U.S.)	0	2
Total[1]	14	21

[1] Includes leased sites as follows: United States - 8, Europe - 2, Asia/Pacific - 3, Americas - 1.

We consider all of our operating facilities to be well-maintained, suitable for conducting our operations and business, and adequately insured.

Item 3. *Legal Proceedings*

General

In the ordinary course of business, we are involved in various legal proceedings from time to time, including relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims, product liability and other matters. We periodically review the status of these proceedings with both inside and outside counsel. We believe that the ultimate disposition of these matters will not have a material effect on the results of operations in a given quarter or year, but no assurances can be given in this regard. Refer to Note 19. Commitments and Contingencies, of the Notes to Consolidated Financial Statements for additional information.

Environmental Matters

The Company's operations are subject to various nations' federal, state and local laws, regulations and ordinances relating to environmental matters. The nature of the Company's operations exposes it to the risk of claims with respect to various environmental matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures to comply with environmental laws and regulations, it believes that its future cost of compliance with environmental laws, regulations and ordinances, and its exposure to liability for environmental claims and its obligation to participate in the remediation and monitoring of certain hazardous waste disposal sites, will not have a material effect on its financial condition or results of operations. However, future events, such as changes in existing laws and regulations, or unknown contamination or costs of remediation of sites owned, operated or used for waste disposal by the Company (including contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material effect on its financial condition or results of operations.

Indemnification Matters

In connection with our spin-off from Kimberly-Clark in 1995, we undertook to indemnify and hold Kimberly-Clark harmless from claims and liabilities related to the businesses transferred to us that were not identified as excluded liabilities in the related agreements. As of December 31, 2024, there were no material claims pending under this indemnification.

In connection with the EP Divestiture, we undertook to indemnify and hold Evergreen Hill Enterprise harmless from claims and liabilities related to the EP business that were identified as excluded or specified liabilities in the related agreements up to an amount not to exceed $10 million. As of December 31, 2024, there were no material claims pending under this indemnification.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information. Our common stock, $0.10 par value per share ("Common Stock") is trading on the New York Stock Exchange (NYSE") under the symbol "MATV." Prior to the Merger, our Common Stock was listed on the NYSE, trading under the symbol "SWM" since November 30, 1995. On February 24, 2025, our stock closed at $7.01 per share.

Performance Graph. The following graph compares the total cumulative stockholder return on our Common Stock during the period from December 31, 2018 through December 31, 2024 with the comparable cumulative total returns of the Russell 2000, S&P SmallCap 600 Capped Materials Index and self-constructed peer group, both of which we consider to be reflective of the performance of the industries in which we operate. The peer group portfolio includes ten U.S. based materials companies including Berry Global Group Inc, Clearwater Paper Corp., Glatfelter Corp., Graphic Packing Holding Corp, Greif Inc., Deluxe Corp., Rayonier Advanced Materials Inc., Sealed Air Corp, Essentra Plc, and Eastman Chemical Co. In 2021, the peer group included Neenah, Inc. and Intertape Polymer Group Inc., which were acquired during 2022 and are no longer peer group public entities. They were replaced with Deluxe Corp. and Eastman Chemical Co.

The graph assumes that the value of the investments in the Common Stock and each index were $100 on December 31, 2018, and that all dividends were reinvested. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

Comparison of Cumulative Five-Year Return



Holders. As of February 24, 2025, there were 1,775 stockholders of record.

Dividends. We have declared and paid cash dividends on our Common Stock every fiscal quarter since the second quarter of 1996. In 2024, 2023 and 2022, we declared and paid cash dividends totaling $0.40, $1.00, and $1.68 per share, respectively. On February 19, 2025, we announced a cash dividend of $0.10 per share payable on March 28, 2025 to stockholders of record as of the close of business on March 14, 2025. Our credit agreement covenants require that we maintain certain financial ratios, as disclosed in Note 13. Debt of the Notes to Consolidated Financial

Statements, none of which under normal business conditions materially limit our ability to pay such dividends. We will continue to assess our dividend policy in light of our overall strategy, cash generation, debt levels and ongoing requirements for cash to fund operations and to pursue possible strategic opportunities.

Recent Sales of Unregistered Securities. We had no unregistered sales of equity securities during the fiscal year ended December 31, 2024.

Repurchases of Equity Securities. The Company did not repurchase shares during 2024 and the remaining amount of share repurchases currently authorized by our Board of Directors as of December 31, 2024 is $22.0 million.

In August 2023, the Board of Directors authorized the repurchase of shares of Mativ Common Stock in an amount not to exceed $30.0 million. Under the current $30.0 million authorization for the share repurchases, the Company purchased 539,386 shares for $8.0 million cumulatively as of February 24, 2025.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following is a discussion of our financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The discussion of our financial condition and results of operations includes various forward-looking statements about our markets, the demand for our products and our future prospects. These statements are based on certain assumptions that we consider reasonable. For information about risks and exposures relating to us and our business, you should read the sections entitled "Factors That May Affect Future Results," in Part I, Item 1A of this Annual Report on Form 10-K and "Forward Looking Statements" at the end of this Item 7. Unless the context indicates otherwise, references to "Mativ," the "Company," "we," "us," "our," or similar terms include Mativ Holdings, Inc. and our consolidated subsidiaries.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with an understanding of our recent performance, our financial condition and our prospects.

As discussed in Note 9. Discontinued Operations of the Notes to Consolidated Financial Statements, the results from continuing operations exclude the results of our EP Business for all periods presented. All information presented within this MD&A is on a continuing operations basis.

Organizational Realignment Plan

As part of the organizational realignment initiative effective during the first quarter of 2024, we reorganized into two new reportable segments: Filtration & Advanced Materials ("FAM") and Sustainable & Adhesive Solutions ("SAS"). Refer to Note 1. General of the Notes to the Consolidated Financial Statements for more information on our new segment structure.

All information presented within this MD&A is based on the new segment structure for comparative purposes.

EP Divestiture

On November 30, 2023, the Company completed the sale of the EP business to Evergreen Hill Enterprise. With the sale of the EP business, Mativ ceased participating in tobacco-based products markets.

Effective with the sale, the EP business is presented as a discontinued operation for all periods presented and certain prior period amounts have been retrospectively recasted to reflect these changes. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. Refer to Note 9. Discontinued Operations of the Notes to Consolidated Financial Statements for more information on the discontinued operation and transaction.

CRITICAL ACCOUNTING ESTIMATES

We disclose those accounting estimates that we consider to be significant in determining the amounts to be utilized for communicating our consolidated financial position, results of operations and cash flows in the first note to our consolidated financial statements included elsewhere herein. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which require management to make estimates that affect the amounts of revenues, expenses, assets and liabilities reported and disclosure of contingencies. Changes in these estimates could have a material impact on our financial position, results of operations, and cash flows. We discussed with the Audit Committee of the Board of Directors the estimates and judgments made for each of the following items and our accounting for and presentation of these items in the accompanying consolidated financial statements:

Income Taxes

Our income tax expense (benefit), deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. Accounting Standards Codification Topic No. 740, Income Taxes ("ASC 740"), states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Contingencies

We accrue an estimated loss by taking a charge to income when the likelihood that a future event, such as a legal proceeding, will result in a loss or the occurrence of a liability is probable, and the amount of loss can be reasonably estimated. We disclose material contingencies if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial condition, results of operations, and our cash flows.

For further information, refer to "Litigation" in Part I, Item 3, "Legal Proceedings" and Note 19. Commitments and Contingencies of the Notes to Consolidated Financial Statements.

Property, Plant and Equipment Valuation

Certain of our manufacturing processes are capital intensive; as a result, we make substantial investments in property, plant and equipment which are recorded at cost. Net property, plant and equipment comprised 25% of our total assets as of December 31, 2024. Property, plant and equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Production machines and related equipment are not subject to substantial technological changes rendering them obsolete and are generally depreciated over estimated useful lives of 5 to 20 years. When indications of impairment exist, we assess the likelihood of recovering the cost of long-lived assets based on our expectation of future profitability and undiscounted cash flow of the related asset group. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, plant and equipment. Changes in management's estimates and plans could significantly impact our financial condition, results of operations and cash flows.

Goodwill

Goodwill is not subject to amortization and is tested for impairment at the reporting unit level annually, during the fourth quarter, specifically October 1, or more frequently if events or changes in circumstances indicate impairment may exist. The Company determines the fair value of its reporting units using the income approach based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. The determination of the fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of future cash flows and discount rates. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA") and discount rate assumptions may result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill or measurement of an impairment charge. During the year ended December 31, 2023, we performed an interim quantitative goodwill impairment test, which resulted in a non-cash impairment charge of $401.0 million related to certain reporting units which are now included in the SAS reportable segment. Refer to Note 10. Goodwill, of the Notes to Consolidated Financial Statements for additional information. The annual impairment test performed on October 1, 2024, 2023 and 2022 resulted in no impairment. We continue to monitor the impact of the sustained impact of macro-economic conditions, an increasingly global competitive environment, along with continued volatility in the construction and automotive sectors. Future deterioration in these conditions may require us to perform an interim quantitative impairment test in 2025.

The fair value estimates used in the assessment of impairment for goodwill consider historical trends in addition to significant assumptions including projections of future performance. Changes in these assumptions can have a significant impact on the assessment of fair value.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

For a discussion regarding recently adopted accounting pronouncements, refer to Recently adopted Accounting Pronouncements included in Note 2. Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

SUMMARY

In 2024, we reported a net loss of $48.7 million on total net sales of $1,981.1 million. Compared to the prior year, net sales decreased $44.9 million, or 2.2%. Sales reflected lower volumes including volumes associated with closed and divested facilities (-1.3%) and lower selling prices (-1.1%). FAM segment net sales decreased $43.5 million, or 5.4%, compared to prior year primarily driven by lower volume (-3.7%) and lower selling prices (-1.9%). SAS segment net sales decreased $1.4 million, or 0.1%, compared to prior year primarily driven by lower selling prices (-0.6%), partially offset by higher volume (2.3%) net of closed and divested facilities (-2.0%).

The decrease in net loss in 2024 compared to 2023 was primarily due to the $401.0 million goodwill impairment recorded in the prior period. For more information on the goodwill impairment, refer to Note 10. Goodwill of the Notes to Consolidated Financial Statements. The Company incurred restructuring and other impairment charges of $38.1 million and $22.6 million, in 2024 and 2023, respectively, primarily related to exiting certain product categories and site closures.

RESULTS OF OPERATIONS

	Years Ended December 31,		
	2024	**2023**	**2022** [1]
	(in millions, except per share amounts)		
Net sales	$ 1,981.1	$ 2,026.0	$ 1,636.9
Cost of products sold	1,617.0	1,670.2	1,330.9
Gross profit	364.1	355.8	306.0
Selling and general expense	233.8	263.9	254.9
Research and development expense	23.0	21.2	18.8
Intangible asset amortization expense	62.9	61.0	53.4
Total nonmanufacturing expenses	319.7	346.1	327.1
Goodwill impairment expense	—	401.0	—
Restructuring and other impairment expense	38.1	22.6	19.1
Operating profit (loss)	6.3	(413.9)	(40.2)
Interest expense	74.7	62.2	57.3
Loss on debt extinguishment	7.3	—	—
Other income (expense), net	(3.2)	(4.8)	1.0
Loss from continuing operations before income taxes	(78.9)	(480.9)	(96.5)
Income tax expense (benefit)	(30.2)	26.8	(27.6)
Net loss from continuing operations	(48.7)	(507.7)	(68.9)
Income from discontinued operations, net of tax	—	198.2	62.3
Net loss	$ (48.7)	$ (309.5)	$ (6.6)
Net income (loss) per share from continuing operations			
Basic	$ (0.90)	$ (9.33)	$ (1.64)
Diluted	$ (0.90)	$ (9.33)	$ (1.64)

[1] Results during the year ended December 31, 2022 include Neenah from the July 6, 2022 acquisition date to December 31, 2022.

Comparison of the Years Ended December 31, 2024 and 2023

Net Sales

The following table presents net sales by segment (in millions):

	2024	2023	Change	Percent Change
FAM	$ 766.5	$ 810.0	$ (43.5)	(5.4)%
SAS	1,214.6	1,216.0	(1.4)	(0.1)%
Total	$ 1,981.1	$ 2,026.0	$ (44.9)	(2.2)%

Net sales of $1,981.1 million during the year ended December 31, 2024 decreased $44.9 million, or 2.2% compared to the prior year-end. FAM segment net sales of $766.5 million during the year ended December 31, 2024 decreased $43.5 million, or 5.4% compared to prior year-end. Sales reflected lower volume (-3.7%) and lower selling prices (-1.9%).

SAS segment net sales of $1,214.6 million during the year ended December 31, 2024 decreased $1.4 million, or 0.1% compared to the prior year-end. Sales reflected lower selling prices (-0.6%), partially offset by higher volume (2.3%) net of closed and divested facilities (-2.0%).

Gross Profit

The following table presents gross profit (in millions):

	2024	2023	Change	Percent Change	Percent of Net Sales 2024	Percent of Net Sales 2023
Net sales	$ 1,981.1	$ 2,026.0	$ (44.9)	(2.2)%	100.0 %	100.0 %
Cost of products sold	1,617.0	1,670.2	(53.2)	(3.2)%	81.6 %	82.4 %
Gross profit	$ 364.1	$ 355.8	$ 8.3	2.3 %	18.4 %	17.6 %

Gross profit of $364.1 million during the year ended December 31, 2024 increased $8.3 million, or 2.3%, compared to the prior year period which reflected favorable relative net selling price and input cost performance, partially offset by lower volume/mix. FAM gross profit decreased $22.5 million, or 11.4% and SAS gross profit increased $30.8 million, or 19.4%.

Nonmanufacturing Expenses

The following table presents nonmanufacturing expenses (in millions):

	2024	2023	Change	Percent Change	Percent of Net Sales 2024	Percent of Net Sales 2023
Selling and general expense	$ 233.8	$ 263.9	$ (30.1)	(11.4)%	11.8 %	13.0 %
Research and development expense	23.0	21.2	1.8	8.5 %	1.2 %	1.0 %
Intangible asset amortization expense	62.9	61.0	1.9	3.1 %	3.2 %	3.0 %
Nonmanufacturing expenses	$ 319.7	$ 346.1	$ (26.4)	(7.6)%	16.2 %	17.0 %

Nonmanufacturing expenses of $319.7 million during the year ended December 31, 2024 decreased $26.4 million, or 7.6%, compared to the prior year period primarily driven by lower integration related and divestiture costs, and savings from the Plan.

Restructuring and Other Impairment Expense

The following table presents restructuring and other impairment expense by segment (in millions):

	2024	2023	Change	Percent of Net Sales 2024	2023
FAM	$ 5.7	$ 2.8	$ 2.9	0.7 %	0.4 %
SAS	29.0	19.4	9.6	2.4 %	1.6 %
Unallocated expenses	3.4	0.4	3.0		
Total	$ 38.1	$ 22.6	$ 15.5	1.9 %	1.1 %

The Company incurred total restructuring and other impairment expense of $38.1 million in the year ended December 31, 2024, compared to $22.6 million in the year ended December 31, 2023, an increase of $15.5 million.

In January 2024, we announced the Plan that is expected to streamline organizational size and complexity and leverage business critical resources to enhance customer support and reduce overhead cost. Restructuring and other impairment expenses related to the Plan were comprised primarily of severance charges. These charges were $16.4 million for the year ended December 31, 2024, of which $3.1 million, $10.0 million and $3.3 million incurred within FAM, SAS and Unallocated, respectively. For additional information on the Plan, refer to Note 12. Restructuring and Other Impairment Activities of the Notes to the Consolidated Financial Statements.

Restructuring and other impairment expenses in the FAM segment, excluding costs associated with the Plan, were primarily attributable to facility closures announced in prior years.

Restructuring and other impairment expenses in the SAS segment, excluding costs associated with the Plan, included $16.2 million of impairment charges for the year ended December 31, 2024, to fully impair the net assets at our Eerbeek, Netherlands facility, which was sold in the fourth quarter of 2024. The impairment assessment was performed after revising our long-term view on cash flows associated with the facility. The remaining restructuring and other impairment expenses were related to a facility closure announced in a prior year.

Operating Profit (Loss)

The following table presents operating profit (loss) by segment (in millions):

	2024	2023	Change	Percent Change	Return on Net Sales 2024	2023
FAM	$ 70.0	$ 99.3	$ (29.3)	(29.5)%	9.1 %	12.3 %
SAS	45.4	(376.3)	421.7	N.M.	3.7 %	(30.9)%
Unallocated expenses	(109.1)	(136.9)	27.8	(20.3)%		
Total	$ 6.3	$ (413.9)	$ 420.2	N.M.	0.3 %	(20.4)%

Operating profit was $6.3 million in the year ended December 31, 2024, compared to a loss of $413.9 million in the year ended December 31, 2023, an increase of $420.2 million.

In the FAM segment, operating profit in the year ended December 31, 2024 was $70.0 million compared to operating profit of $99.3 million in the year ended December 31, 2023, a decrease of $29.3 million driven by lower volumes in advanced films and netting, and unfavorable relative net selling price versus input cost performance, partially offset by higher volumes in filtration, and lower selling and general expenses.

In the SAS segment, operating profit in the year ended December 31, 2024 was $45.4 million, an increase of $421.7 million, compared to operating loss of $376.3 million in the year ended December 31, 2023. The increase was primarily driven by the 2023 $401.0 million goodwill impairment. For more information on the goodwill impairment, refer to Note 10. Goodwill of the Notes to Consolidated Financial Statements.

Unallocated expenses in the year ended December 31, 2024 were $109.1 million, a decrease of $27.8 million, or 20.3%, compared to the prior year period. The decrease is primarily driven by lower integration related and divestiture costs, and savings from the Plan.

Interest Expense

Interest expense was $74.7 million in the year ended December 31, 2024, an increase of $12.5 million, or 20.1%, compared to the year ended December 31, 2023. Interest expense increased mainly due to higher average balances and higher average rates on the floating portion of our outstanding debt in 2024, as well as the impact from hedges and the allocation of a portion of our interest expense to Discontinued Operations in 2023.

The weighted average effective interest rate on our debt facilities, including the impact of hedges, was approximately 6.41% and 5.98% for the years-ended December 31, 2024 and 2023, respectively.

Other Income (Expense), Net

Other income (expense), net was expense of $3.2 million in the year ended December 31, 2024 compared to expense of $4.8 million for the year ended December 31, 2023, a decrease in expense of $1.6 million. The decrease in expense was driven by fewer legal and tax settlements in the current period.

Income Taxes

The $30.2 million benefit and $26.8 million expense for income taxes in the years-ended December 31, 2024 and 2023, respectively, resulted in an effective tax rate of 38.3% compared with (5.6)% in the prior year. The net change was primarily due a non-deductible goodwill impairment in the prior period, and a change in a valuation allowance.

Net Loss and Loss per Share

Net loss in the year ended December 31, 2024 was $48.7 million, or $0.90 per diluted share, compared to net loss of $507.7 million, or $9.33 per diluted share, during the prior year period.

For a comparison of the Company's results of operations for the year ended December 31, 2023 to the year ended December 31, 2022, refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on February 29, 2024.

Discontinued Operations

The Company had no operations classified as discontinued operations in the year ended December 31, 2024 and had net income from discontinued operations of $198.2 million, or $3.64 per diluted share, during the prior year period. The Company recorded a gain on sale of the EP business of $176.3 million ($170.0 million, net of income taxes) in discontinued operations in the year ended December 31, 2023. The gain and cash proceeds are subject to customary working capital adjustments during a specified period following the sale close date.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity & Debt Overview

As of December 31, 2024, the Company had $1,089.3 million of total debt, a decrease of $15.3 million year over year, $94.3 million of cash, and undrawn capacity on its $600.0 million revolving line of credit facility (the "Revolving Facility") of $356.4 million. Per the terms of the Company's amended Credit Agreement, net leverage was 4.4 at December 31, 2024, versus a current maximum covenant ratio of 5.50x. The Company's nearest debt maturities are our Revolving Credit Facility, Term Loan A Facility, and Delayed Draw Term Loan Facility, due on May 6, 2027.

A major factor in our liquidity and capital resource planning is our generation of cash flow from operations, which is sensitive to changes in the mix of products sold, volume and pricing of our products, as well as changes in our production volumes, costs and working capital. Our liquidity is supplemented by funds available under our Revolving Facility with a syndicate of banks that is used as either operating conditions or strategic opportunities warrant.

Cash Requirements

As of December 31, 2024, $78.2 million of our $94.3 million of cash and cash equivalents was held by foreign subsidiaries. Cash paid for income taxes (net of refunds) was $14.9 million for the year ended December 31, 2024. We believe our sources of liquidity and capital, including cash on-hand, cash generated from operations, our Revolving Facility, and our Receivables Sales Agreement (an off-balance sheet arrangement as defined in Item 303(a)(4)(ii) of SEC Regulation S-K), will be sufficient to finance our continued operations, our current and long-term growth plan, and dividend payments.

Working Capital

As of December 31, 2024, we had net operating working capital of $386.2 million including cash and cash equivalents of $94.3 million, compared with net operating working capital of $433.9 million including cash and cash equivalents of $120.2 million as of December 31, 2023. The decrease is attributable primarily to a decrease in cash.

Cash Provided by Operations

Net cash provided by operations was $94.8 million in the year ended December 31, 2024, compared with $76.6 million in the prior year. The increase was related to lower net loss adjusted for non-cash items and favorable year-over-year movements in working capital related cash flows.

In the year ended December 31, 2024, net changes in operating working capital increased cash flow by $0.1 million primarily related to changes in accounts payable and other current liabilities and accounts receivable, partially offset by an increase in inventories. In 2023, net changes in operating working capital decreased cash flow by $19.8 million primarily related to decreases in accounts payable and other current liabilities.

Cash Provided by (Used in) Investing

Cash used in investing activities in the year ended December 31, 2024 was $44.7 million compared to $61.4 million in the prior year. Cash used in investing activities for the current and prior years were mainly attributable to capital spending.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities in the year ended December 31, 2024 was $55.9 million compared to used in financing activities of $662.0 million in the prior year. During the year ended December 31, 2024, financing activities primarily consisted of payments on our long-term debt of $554.7 million, $531.0 million of borrowings under the revolving credit facility and $21.6 million of dividends paid to the Company's stockholders.

During the year ended December 31, 2023, financing activities primarily consisted of payments on our long-term debt of $834.6 million, $241.0 million of borrowings under the revolving credit facility and $55.3 million of dividends paid to the Company's stockholders.

Dividend Payments

We have declared and paid cash dividends on our common stock every fiscal quarter since the second quarter of 1996. On February 19, 2025, we announced a cash dividend of $0.10 per share payable on March 28, 2025, to stockholders of record as of the close of business on March 14, 2025. The covenants contained in our Indenture and amended Credit Agreement, each, as defined below in "Debt Instruments and Related Covenants," require that we maintain certain financial ratios, as disclosed in Note 13. Debt of the Notes to Consolidated Financial Statements, none of which under normal business conditions materially limit our ability to pay such dividends. We will continue to assess our dividend policy in light of our overall strategy, cash generation, debt levels and ongoing requirements for cash to fund operations and to pursue possible strategic opportunities.

Share Repurchases

In 2023, we repurchased 659,146 shares of our common stock at a cost of $10.7 million of which $8.0 million were repurchased as part of the share buyback program authorized by the Board of Directors in August 2023. Shares that are not part of the buyback program are repurchased or retired for the value of employees' stock-based compensation share awards surrendered to satisfy their personal statutory income tax withholding obligations. In 2024, this activity was immaterial.

Debt Instruments and Related Covenants

The following table presents activity related to our debt instruments for the years-ended (in millions):

	Years Ended December 31,	
	2024	**2023**
Proceeds from long-term debt	$ 531.0	$ 241.0
Payments on long-term debt	(554.7)	(834.6)
Net (payments) proceeds from borrowings	$ (23.7)	$ (593.6)

Net payments from borrowings were $23.7 million during the year ended December 31, 2024 compared to net payments from borrowings of $593.6 million during the prior year-end.

Credit Agreement

On September 25, 2018, the Company entered into a $700.0 million credit agreement (the "Credit Agreement"), which replaced the Company's previous senior secured credit facilities and provided for a five-year $500.0 million revolving line of credit (the "Revolving Credit Facility") and a seven-year $200.0 million bank term loan facility (the "Term Loan A Facility"). Subject to certain conditions, including the absence of a default or event of default under the Credit Agreement, the Company may request incremental loans to be extended under the Revolving Credit Facility or as additional Term Loan Facilities so long as the Company is in pro forma compliance with the financial covenants set forth in the Credit Agreement and the aggregate of such increases does not exceed $400.0 million. Refer to Note 13. Debt of the Notes to Consolidated Financial Statements, for more information.

On February 10, 2021, we amended our Credit Agreement to, among other things, add a new seven-year $350.0 million Term Loan B Facility (the "Term Loan B Facility") and to decrease the incremental loans that may be extended at the Company's request to $250.0 million. The Credit Agreement was further amended effective

February 22, 2022 to adjust the step-down schedule for the maximum net debt to EBITDA ratio. Refer to Note 14. Debt of the Notes to Consolidated Financial Statements for additional information about the Term Loan B Facility. The balance under the Term Loan B Facility was $116.5 million as of December 31, 2024.

In connection with the Merger, we further amended our Credit Agreement on May 6, 2022 in order to extend the maturity of the Revolving Credit Facility and the Term Loan A Facility to May 6, 2027, and to increase the availability under the Revolving Credit Facility, subject to consummation of the Merger, to $600.0 million. Additionally, we added a $650.0 million delayed draw term loan facility (the "Delayed Draw Term Loan Facility") to be funded concurrent with the closing of the Merger.

Effective July 1, 2023, pursuant to the amended Credit Agreement on June 5, 2023, borrowings under the Term Loan B Facility in U.S. dollar will bear interest equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

In December 2023, $641.2 million of cash from proceeds from the sale of the Company's Engineered Papers business was used to repay a portion of our Revolving Credit Facility, Term Loan A Facility, Term Loan B Facility, and Delayed Draw Term Loan Facility.

In December 2024, the Company further amended its Credit Agreement to increase the applicable rate margin to 2.75% with respect to revolving loans and delayed draw term loans borrowed at the adjusted Term SOFR rate, adjusted EURIBOR rate or Daily Simple RFR rate, as applicable, and letter of credit fees, 1.75% with respect to revolving loans and delayed draw term loans borrowed at the ABR rate, 3.00% with respect to Term A Loans borrowed at the adjusted Term SOFR rate or adjusted EURIBOR rate, as applicable, and 2.00% with respect to Term A Loans borrowed at the ABR rate and the commitment fee rate to 0.45%, in each case, when the net debt to EBITDA ratio is greater than or equal to 5.00 to 1.00. The Amendment also permits borrowings under the revolving commitments in an aggregate amount up to $504.0 million in Sterling.

Under the terms of the amended Credit Agreement, Mativ will continue to be required to maintain certain financial ratios and comply with certain financial covenants, as amended by the Amendment, including a requirement (a) to maintain a minimum interest coverage ratio of 2.50 to 1.00 over each consecutive four fiscal quarter period ending December 31, 2024 through December 31, 2025 with a step-up to 2.75 to 1.00 for each such period thereafter and (b) to maintain a maximum net debt to EBITDA ratio of 5.50 to 1.00 over each consecutive four fiscal quarter period ending December 31, 2024 through December 31, 2025 with a step-down to 5.25 to 1.00 for each such period thereafter.

Borrowings under the amended Term Loan A Facility ("Term Loan A Credit Facility") will bear interest, at a rate equal to either (1) a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the Term Loan A Credit Facility is expected to range from 1.25% to 3.00% for SOFR loans and from 0.25% to 2.00% for base rate loans, in each case depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the amended Revolving Facility or the Delayed Draw Term Loan facility in U.S. dollars will bear interest, at the Company's option, at a rate equal to either (1) a forward-looking term rate based on Term SOFR, plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) one-month Term SOFR plus 1.0%, in each case plus the applicable margin. Borrowings under the Revolving Facility in Euros will bear interest at a rate equal to the reserve-adjusted Euro interbank offered rate, or EURIBOR, plus the applicable margin. The applicable margin for borrowings under the revolving credit agreement is expected to range from 1.00% to 2.75% for SOFR loans and EURIBOR loans, and from 0.00% to 1.75% for base rate loans, in each case, depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the Term Loan B Facility will bear interest, equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

Under the terms of the amended Credit Agreement, the Company is required to maintain certain financial ratios and comply with certain financial covenants, including maintaining a net debt to EBITDA ratio, as defined in the amended Credit Agreement, calculated on a trailing four fiscal quarter basis, not greater than 5.50x and an interest coverage ratio, also as defined in the amended Credit Agreement, of not less than 2.50x. In addition, borrowings and loans made under the amended Credit Agreement are secured by substantially all of the Company's and the guarantors' personal property, excluding certain customary items of collateral, and will be guaranteed by the Company's existing and future wholly-owned direct material domestic subsidiaries and by Mativ Luxembourg (formerly known as SWM Luxembourg).

The Company was in compliance with all of its covenants under the amended Credit Agreement at December 31, 2024. With the current level of borrowing and forecasted results, we expect to remain in compliance with our amended Credit Agreement financial covenants. The determination of the forecasted financial covenants requires management to make significant estimates and assumptions related to forecasts of future cash flows, future net debt, and future benefits from Merger synergies. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA"), net debt, and benefits from Merger synergies may result in a significantly different estimate of our forecasted financial covenant ratios.

Our total debt to capital ratios, as calculated under the amended Credit Agreement, at December 31, 2024 and December 31, 2023 were 55.9% and 53.8%, respectively.

Indenture for 6.875% Senior Unsecured Notes Due 2026

The Company redeemed all of the $350.0 million of 6.875% senior unsecured notes due 2026 on October 7, 2024 using the net proceeds from the offering of the $400.0 million of 8.000% senior unsecured notes due 2029.

Indenture for 8.00% Senior Unsecured Notes Due 2029

On October 7, 2024, the Company closed a private offering of $400.0 million of 8.000% senior unsecured notes due 2029 (the "2029 Notes"). The 2029 Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended, pursuant to a purchase agreement between the Company, certain subsidiaries of the Company and a third-party financial institution, as representative of the initial purchasers. The 2029 Notes are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by each of the Company's existing and future wholly-owned subsidiaries that is a borrower under or that guarantees obligations under the Company's senior secured credit facilities or that guarantees certain other indebtedness, subject to certain exceptions.

The 2029 Notes were issued pursuant to an Indenture (the "Indenture"), dated as of October 7, 2024, among the Company, the guarantors listed therein and a third-party financial institution, as trustee. The Indenture provides that interest on the 2029 Notes will accrue from October 7, 2024 and is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2025, and the 2029 Notes mature on October 1, 2029, subject to earlier repurchase or redemption.

The Company may redeem some or all of the 2029 Notes at any time on or after October 1, 2026, at the redemption prices set forth in the Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company sells certain assets or consummates certain change of control transactions, the Company will be required to make an offer to repurchase the Notes, subject to certain conditions.

The Indenture contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to incur additional indebtedness, make certain dividends, repurchase Company stock or make other distributions, make certain investments, create liens, transfer or sell assets, merge or consolidate and enter into transactions with the Company's affiliates. Such covenants are subject to a number of exceptions and qualifications set forth in the Indenture. The Indenture also contains certain customary events of default, including failure to make payments in respect of the principal amount of the 2029 Notes, failure to make payments of interest on the 2029 Notes when due and payable, failure to comply with certain covenants and agreements and certain events of bankruptcy or insolvency. The Company was in compliance with all of its covenants under the Indenture at December 31, 2024.

For a comparison of liquidity and capital resources and the Company's cash flow activities for the fiscal year ended December 31, 2023 and 2022, refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on February 29, 2024.

Other Factors affecting Liquidity and Capital Resources

Debt Interest Obligations. Debt interest obligations as of December 31, 2024 amount to $281.7 million over the next five years, Approximately $83.2 million, $83.1 million, and $56.0 million is due annually in 2025, 2026, and 2027, respectively, with the remainder being due in 2028 and 2029.

Other Obligations. We have certain purchase obligations as of December 31, 2024, under which we are required to make minimum payments for goods and services including raw materials, capital projects and energy. These obligations amount to approximately $100.6 million of which $84.3 million is obligated over the next year and the remainder is obligated over the next five years.

Tax Act Transaction Obligations. On December 22, 2017, the United States enacted the Tax Act into law, which requires a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries. Companies may elect to pay the tax over eight years based on an installment schedule outlined in the Tax Act. We have made this election and our transition tax due as a contractual obligation as of December 31, 2024 is $7.7 million of which $7.7 million is due in the next year. We have no obligations due in the years 2026 through 2029 and thereafter.

OUTLOOK

The Company reorganized into two new segments starting in the first quarter of 2024: Filtration & Advanced Materials (FAM), focused primarily on filtration, industrial netting, and protective solutions end markets, and Sustainable & Adhesive Solutions (SAS), focused primarily on the tape, release liners, industrials, healthcare, and packaging and specialty papers end markets.

For both segments, we expect our long-term growth outlook to be driven by macro factors affecting our served end-markets, as well as industry demand for many of our key applications.

For our FAM segment, we generally expect to deliver growth exceeding long-term broad economic growth in the U.S and Europe, and, to some extent China (as well as relative outperformance during periods of economic declines).

For the SAS segment, we generally expect to deliver growth relatively in line with long-term broad economic growth in the U.S. and to some extent Europe and China.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") that are subject to the safe harbor created by the Act and other legal protections. Forward-looking statements include, without limitation, those regarding the incurrence of additional debt and expected maturities of the Company's debt obligations, the adequacy of our sources of liquidity and capital, acquisition integration and growth prospects (including international growth), the cost and timing of our restructuring actions, the impact of ongoing litigation matters and environmental claims, the amount of capital spending and/or common stock repurchases, future cash flows, purchase accounting impacts, impacts and timing of our ongoing operational excellence and other cost-reduction and cost-optimization initiatives, profitability, and cash flow, the expected benefits and accretion of the Neenah merger and Scapa acquisition and integration, whether the strategic benefits of the EP Divestiture can be achieved and other statements generally identified by words such as "believe," "expect," "intend," "guidance," "plan," "forecast," "potential," "anticipate," "confident," "project," "appear," "future," "should," "likely," "could," "may," "will," "typically" and similar words.

These forward-looking statements are prospective in nature and not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the Company's business shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from our expectations as of the date of this report. These risks include, among other things, those set forth in Part I, Item 1A. Risk Factors of this report, as well as the following factors:

- Risks associated with the implementation of our strategic growth initiatives, including diversification, and the Company's understanding of, and entry into, new industries and technologies;
- Risks associated with acquisitions, dispositions, strategic transactions and global asset realignment initiatives of Mativ;
- Adverse changes in our end-market sectors impacting key customers;
- Changes in the source and intensity of competition in our commercial end-markets;
- Adverse changes in sales or production volumes, pricing and/or manufacturing costs;
- Seasonal or cyclical market and industry fluctuations which may result in reduced net sales and operating profits during certain periods;
- Risks associated with our technological advantages in our intellectual property and the likelihood that our current technological advantages are unable to continue indefinitely;
- Supply chain disruptions, including the failure of one or more material suppliers, including energy, resin, fiber, and chemical suppliers, to supply materials as needed to maintain our product plans and cost structure;
- Increases in operating costs due to inflation and continuing increases in the inflation rate or otherwise, such as labor expense, compensation and benefits costs;
- Our ability to attract and retain key personnel, labor shortages, labor strikes, stoppages or other disruptions;
- Changes in general economic, financial and credit conditions in the U.S., Europe, China and elsewhere, including the impact thereof on currency exchange rates (including any weakening of the Euro) and on interest rates;
- A failure in our risk management and/or currency or interest rate swaps and hedging programs, including the failures of any insurance company or counterparty;
- Changes in the manner in which we finance our debt and future capital needs, including potential acquisitions;
- Changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities;
- Uncertainty as to the long-term value of the common stock of Mativ;
- Changes in employment, wage and hour laws and regulations in the U.S. and elsewhere, including unionization rules and regulations by the National Labor Relations Board, equal pay initiatives, additional anti-discrimination rules or tests and different interpretations of exemptions from overtime laws;

- The impact of tariffs, and the imposition of any future additional tariffs and other trade barriers, and the effects of retaliatory trade measures;
- Existing and future governmental regulation and the enforcement thereof that may materially restrict or adversely affect how we conduct business and our financial results;
- Weather conditions, including potential impacts, if any, from climate change, known and unknown, and natural disasters or unusual weather events;
- International conflicts and disputes, such as the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas and the broader regional conflict in the Middle East, which restrict our ability to supply products into affected regions, due to the corresponding effects on demand, the application of international sanctions, or practical consequences on transportation, banking transactions, and other commercial activities in troubled regions;
- Compliance with the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations;
- Risks associated with pandemics and other public health emergencies;
- The number, type, outcomes (by judgment or settlement) and costs of legal, tax, regulatory or administrative proceedings, litigation and/or amnesty programs;
- Increased scrutiny from stakeholders related to environmental, social and governance ("ESG") matters, as well as our ability to achieve our broader ESG goals and objectives;
- Costs and timing of implementation of any upgrades or changes to our information technology systems;
- Failure by us to comply with any privacy or data security laws or to protect against theft of customer, employee and corporate sensitive information;
- Information technology system failures, data security breaches, network disruptions, and cybersecurity events; and
- Other factors described elsewhere in this document and from time to time in documents that we file with the SEC.

All forward-looking statements made in this document are qualified by these cautionary statements. Forward-looking statements herein are made only as of the date of this document, and Mativ undertakes no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance unless expressed as such and should only be viewed as historical data.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Risk

Changes in foreign currency exchange rates may have an impact on our operating profit. Since we transact business in many countries, some of our sale and purchase transactions are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currencies in which the transaction is denominated versus the local currency of our operation into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenue or cost related to such transaction and thus have an effect on our operating profit. Our European operations are more fully exposed to currency transaction risk, especially as a result of U.S. dollar, euro, and British pound denominated sales in countries where these currencies are non-functional.

Additionally, changes in foreign currency exchange rates may have an impact on the amount reported in Other income (expense), net. Once the above-indicated receivables and payables from the sale and purchase transactions have been recorded, to the extent currency exchange rates change prior to settlement of the balance, a gain or loss on the non-local currency denominated asset or liability balance may be experienced, in which case such gain or loss is included in Other income (expense), net.

We utilize forward and swap contracts to selectively hedge our exposure to foreign currency transaction risk when it is practical and economical to do so. The use of these contracts minimizes transactional exposure to exchange rate changes because the gains or losses incurred on the derivative instrument will offset, in whole or in part, the loss or gain on the underlying foreign currency exposure. These instruments are entered into with money center banks, insurance companies or government agencies, collectively known as counterparties. As of December 31, 2024, a 10% unfavorable change in the exchange rate of our functional currencies and those of our subsidiaries against the prevailing market rates of non-local currencies involving our transactional exposures would have resulted in a net pre-tax loss of approximately $35.2 million. These hypothetical gains or losses on foreign currency transactional exposures are based on the December 31, 2024 rates and the assumed rates. While we believe the above loss resulting from the hypothetical unfavorable changes in foreign currency exchange rates could be material to our results of operations, we reduce this risk by selectively hedging our exposure when it is practical and economical to do so.

Interest Rate Risk

We may utilize a combination of variable-rate and fixed-rate debt consisting of short-term and long-term instruments. We selectively hedge our exposure to interest rate increases on our variable-rate, long-term debt when it is practical and economical to do so. We have utilized various forms of interest rate hedge agreements, including interest rate swap agreements and forward rate agreements. We utilize variable-to-fixed interest rate swap agreements, which serve to convert a portion of our outstanding variable rate debt to a fixed rate. Various outstanding interest-bearing instruments are sensitive to changes in interest rates. With respect to our variable-rate debt outstanding at December 31, 2024, a 100 basis point increase in interest rates would result in a $1.2 million decrease to our future annual pre-tax earnings, taking into account the effect of the interest rate hedge transactions the Company has entered into as of December 31, 2024. As of December 31, 2024, 36.0% and 64.0% of the Company's total debt was fixed and floating interest rate debt, respectively. The Company has entered into a number of interest rate hedge transactions to convert floating rate debt to fixed. Refer to Note 14. Derivatives of the Notes to Consolidated Financial Statements for additional information. Including the impact of these transactions, as of December 31, 2024, the percentage of the Company's debt subject to fixed and floating rates of interest was 89.0% and 11.0%, respectively.

Commodity Price Risk

We are subject to commodity price risks from our purchases of raw materials, including resin and wood pulp. Resin is the largest single component of raw material cost in the FAM segment and wood pulp is our largest single component of raw material cost in our SAS segment. The per pound price of resin is volatile and may impact the future results of our FAM segment. Additionally, the per ton cost of wood pulp is cyclical in nature and more volatile than general inflation. During the period from January 2017 through December 2024, the U.S. list price of northern bleached softwood kraft pulp ("NBSK") a representative pulp grade that we use, ranged between $1,100 to $1,805 per ton. The average list price of NBSK for the year of 2024 was $1,500 per ton.

We normally maintain approximately 50 to 90 days of inventories to support our operations. As a result, there is a lag in the impact of changes in the per ton list price of resin and wood pulp on our cost of products sold.

We utilize a variety of commodity grade and specialty resins, including a selection of specialized high temperature engineering grade resins. Certain of these specialty resins are significantly more expensive than commodity grade resins. Resin prices fluctuate significantly and can impact profitability. As we periodically enter into agreements with customers under which we agree to supply products at fixed prices, unanticipated increases in the costs of raw materials, or the lack of availability of such raw materials (due to force majeure or other reasons), can significantly impact our financial performance. Even where we do not have fixed-price agreements, we may be limited in our ability to pass through increases in raw material costs in a timely manner or may be unable to pass through increases to our customers in whole or in part. Further, some of the resins we use are only available from a single supplier, or a limited number of suppliers. Consequently, such supplier(s) can control the availability and thus the cost of the resins we use, notwithstanding any changes in the cost of oil. It can be time consuming and costly, and occasionally impractical, to find replacement resins where such suppliers limit the availability or increase the cost of resins we use. Commodity grade resin prices typically correlate with crude oil prices while specialty resin prices often do not. To date, we have not utilized derivative instruments to manage this risk. With respect to our commodity price risk, a hypothetical 10% change in per ton resin prices would impact our future annual pre-tax earnings by approximately $19.4 million, assuming no compensating change in our selling prices.

Selling prices of our paper products are influenced, in part, by the market price for wood pulp, which is determined by worldwide industry supply and demand. Generally, over time, we have been able to increase our selling prices in response to increases in per ton wood pulp costs and have generally reduced our selling prices when wood pulp costs have significantly declined. Increases in prices of wood pulp could adversely impact our earnings if selling prices are not increased or if such increases do not fully compensate for or trail the increases in wood pulp prices. We have not utilized derivative instruments to manage this risk. With respect to our commodity price risk, a hypothetical 10% change in per ton wood pulp prices would impact our future annual pre-tax earnings by approximately $14.1 million, assuming no compensating change in our selling prices.

Our FAM segment acquires certain specialized pulp from a limited number of global suppliers and certain critical specialty chemicals from a limited number of suppliers. In general, these supply arrangements are covered by formal contracts and represent multi-year business relationships that have historically been sufficient to meet our needs. We expect these relationships to continue to operate in a satisfactory manner in the future. In the event of an interruption of production at any one supplier, we believe that each of these suppliers individually would be able to satisfy our short-term requirements for specialized pulp or specialty chemicals. In addition, short-term disruptions in the global supply chain for our raw materials, as experienced in 2022 and 2021, could negatively impact our ability to produce certain products which could adversely impact the mix and volume of products we can provide to our customers. In the event of a long-term disruption in our supply of specialized pulp or specialty chemicals, we believe we would be able to substitute other pulp grades or other specialty chemicals that would allow us to meet required product performance characteristics and incur only a limited disruption in our production. As a result, we do not believe that the substitution of such alternative pulp or specialty chemicals would have a material effect on our operations in the long run.

We believe that, while our exposure to commodity price risk is material to our results of operations, our customers understand such risk and over time changes in the price of the commodities used in our manufacturing processes are typically reflected in selling prices.

Energy Supply and Cost Volatility

In Western Europe, Poland, China and in the U.S., availability of energy is generally reliable, although prices can fluctuate significantly based on variations in demand. the geopolitical events in Russia and Ukraine have resulted in volatile energy prices in Europe as well as temporary concerns about supply of energy sources, such as natural gas, in the region. Currently, while energy prices remain elevated versus historical levels, supplies appear to be stable.

Due to the competitive pricing in the markets for most of our products, we are typically unable to fully pass-through higher energy costs to our customers. With respect to our purchased energy price risk, a hypothetical 10% change in per unit prices would impact our future annual pre-tax earnings by approximately $6.3 million, assuming no compensating change in our selling prices.

Periodically, when we believe it is appropriate to do so, we enter into agreements to procure a portion of our energy for future periods in order to reduce the uncertainty of future energy costs. However, in recent years this has only marginally slowed the increase in energy costs due to the volatile changes in energy prices we have experienced.

Item 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

	Page
Consolidated Financial Statements	
Consolidated Statements of Income (Loss) for the years ended December 31, 2024, 2023 and 2022	53
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022	54
Consolidated Balance Sheets as of December 31, 2024 and 2023	55
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022	56
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	57
Notes to Consolidated Financial Statements	59
Reports of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	105

Schedules have been omitted because they are either not required, not applicable or the required information is included in the consolidated financial statements or notes thereto.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share amounts)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 1,981.1	$ 2,026.0	$ 1,636.9
Cost of products sold	1,617.0	1,670.2	1,330.9
Gross profit	364.1	355.8	306.0
Selling and general expense	233.8	263.9	254.9
Research and development expense	23.0	21.2	18.8
Intangible asset amortization expense	62.9	61.0	53.4
Total nonmanufacturing expenses	319.7	346.1	327.1
Goodwill impairment expense	—	401.0	—
Restructuring and other impairment expense	38.1	22.6	19.1
Operating profit (loss)	6.3	(413.9)	(40.2)
Interest expense	74.7	62.2	57.3
Loss on debt extinguishment	7.3	—	—
Other income (expense), net	(3.2)	(4.8)	1.0
Loss from continuing operations before income taxes	(78.9)	(480.9)	(96.5)
Income tax expense (benefit)	(30.2)	26.8	(27.6)
Net loss from continuing operations	(48.7)	(507.7)	(68.9)
Income from discontinued operations, net of tax	—	198.2	62.3
Net loss	$ (48.7)	$ (309.5)	$ (6.6)
Net income (loss) per share - basic:			
Loss per share from continuing operations	$ (0.90)	$ (9.33)	$ (1.64)
Income per share from discontinued operations	—	3.64	1.46
Basic	$ (0.90)	$ (5.69)	$ (0.18)
Net income (loss) per share – diluted:			
Loss per share from continuing operations	$ (0.90)	$ (9.33)	$ (1.64)
Income per share from discontinued operations	—	3.64	1.46
Diluted	$ (0.90)	$ (5.69)	$ (0.18)
Weighted average shares outstanding:			
Basic	54,313,300	54,506,900	42,442,200
Diluted	54,313,300	54,506,900	42,442,200

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ (48.7)	$ (309.5)	$ (6.6)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments[(1)]	(17.6)	160.4	(26.2)
Unrealized gain (loss) on derivative instruments	(8.0)	(16.5)	46.3
Net gain (loss) from postretirement benefit plans	(0.4)	(9.4)	3.5
Other comprehensive income (loss)	(26.0)	134.5	23.6
Comprehensive income (loss)	$ (74.7)	$ (175.0)	$ 17.0

[(1)]Includes $124.9 million reclassification of foreign currency translation adjustment due to sale of a business, net of tax, for the year ended December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ 94.3	$ 120.2
Accounts receivable, net	162.4	176.5
Inventories, net	355.1	352.9
Income taxes receivable	20.6	30.6
Other current assets	25.7	32.3
Total current assets	658.1	712.5
Property, plant and equipment, net	620.3	672.5
Finance lease right-of-use assets	16.2	18.2
Operating lease right-of-use assets	46.4	45.6
Deferred income tax assets	8.1	6.4
Goodwill	465.6	474.1
Intangible assets, net	553.4	631.3
Other assets	79.8	81.8
Total assets	$ 2,447.9	$ 2,642.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current debt	$ 2.6	$ 2.8
Finance lease liabilities	1.6	1.4
Operating lease liabilities	9.5	9.9
Accounts payable	151.7	139.3
Income taxes payable	8.4	14.3
Accrued expenses and other current liabilities	100.7	113.7
Total current liabilities	274.5	281.4
Long-term debt	1,086.7	1,101.8
Finance lease liabilities, noncurrent	16.3	18.2
Operating lease liabilities, noncurrent	36.4	35.3
Long-term income tax payable	—	7.7
Pension and other postretirement benefits	54.3	62.2
Deferred income tax liabilities	100.9	142.3
Other liabilities	20.3	44.4
Total liabilities	1,589.4	1,693.3
Stockholders' equity:		
Preferred stock, $0.10 par value per share; 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.10 par value per share; 100,000,000 shares authorized; 54,335,830 and 54,211,124 shares issued and outstanding at December 31, 2024 and 2023, respectively	5.4	5.4
Additional paid-in-capital	675.7	669.6
Retained earnings	164.3	235.0
Accumulated other comprehensive income, net of tax	13.1	39.1
Total stockholders' equity	858.5	949.1
Total liabilities and stockholders' equity	$ 2,447.9	$ 2,642.4

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except per share amounts)

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2021	**31,449,563**	**$ 3.1**	**$ 101.7**	**$ 696.4**	**$ (119.0)**	**$ 682.2**
Net loss	—	—	—	(6.6)	—	(6.6)
Other comprehensive income, net of tax	—	—	—	—	23.6	23.6
Dividends paid ($1.68 per share)	—	—	—	(72.2)	—	(72.2)
Restricted stock issuances, net	867,897	0.1	(0.1)	—	—	—
Stock-based employee compensation expense	—	—	20.2	—	—	20.2
Stock issued to directors as compensation	10,079	—	1.1	—	—	1.1
Deferred compensation directors stock trust	60,899	—	—	—	—	—
Purchases and retirement of common stock	(273,027)	—	—	(6.9)	—	(6.9)
Issuance of shares related to Merger	22,814,562	2.3	535.6	—	—	537.9
Balance, December 31, 2022	**54,929,973**	**$ 5.5**	**$ 658.5**	**$ 610.7**	**$ (95.4)**	**$ 1,179.3**
Net loss	—	—	—	(309.5)	—	(309.5)
Other comprehensive income, net of tax	—	—	—	—	134.5	134.5
Dividends paid ($1.00 per share)	—	—	—	(55.7)	—	(55.7)
Restricted stock issuances, net	(76,947)	—	—	—	—	—
Stock options exercised	813	—	—	—	—	
Stock-based employee compensation expense	—	—	10.2	—	—	10.2
Stock issued to directors as compensation	16,431	—	1.0	—	—	1.0
Purchases and retirement of common stock	(659,146)	(0.1)	(0.1)	(10.5)	—	(10.7)
Balance, December 31, 2023	**54,211,124**	**$ 5.4**	**$ 669.6**	**$ 235.0**	**$ 39.1**	**$ 949.1**
Net loss	—	—	—	(48.7)	—	(48.7)
Other comprehensive loss, net of tax	—	—	—	—	(26.0)	(26.0)
Dividends paid ($0.40 per share)	—	—	—	(22.0)	—	(22.0)
Restricted stock issuances, net	106,538	—	—	—	—	—
Stock-based employee compensation expense [1]	—	—	5.9	—	—	5.9
Stock issued to directors as compensation	18,168	—	1.0	—	—	1.0
Shares withheld for employee taxes	—	—	(0.8)	—	—	(0.8)
Balance, December 31, 2024	**54,335,830**	**$ 5.4**	**$ 675.7**	**$ 164.3**	**$ 13.1**	**$ 858.5**

[1]Includes the impact of the equity-to-liability modification of certain restricted stock awards.

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2024	**2023**	**2022**
Operating			
Net loss	$ (48.7)	$ (309.5)	$ (6.6)
Less: Income from discontinued operations	—	(198.2)	(62.3)
Loss from continuing operations	(48.7)	(507.7)	(68.9)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	143.8	147.8	109.9
Amortization of deferred issuance costs	7.8	7.6	6.4
Goodwill Impairment	—	401.0	—
Other impairments	16.2	18.2	13.8
Deferred income tax	(34.3)	23.8	(28.9)
Pension and other postretirement benefits	(5.9)	(8.3)	(6.5)
Stock-based compensation	11.4	10.5	20.4
Loss (gain) on sale of assets	5.5	—	(2.9)
Loss (gain) on foreign currency transactions	(1.2)	4.8	(7.5)
Loss on debt extinguishment	7.3	—	—
Other non-cash items	(4.8)	(12.7)	2.1
Cash received from settlement of interest swap agreements	—	16.4	23.6
Other operating	(2.4)	(5.0)	—
Changes in operating working capital, net of assets acquired:			
Accounts receivable	6.3	2.0	157.1
Inventories	(26.0)	52.2	(62.9)
Prepaid expenses	2.2	(0.2)	(0.2)
Accounts payable and other current liabilities	20.6	(64.4)	(15.3)
Accrued income taxes	(3.0)	(9.4)	(15.6)
Net changes in operating working capital	0.1	(19.8)	63.1
Net cash provided by operating activities of:			
Continuing operations	94.8	76.6	124.6
Discontinued operations	—	30.0	77.6
Net cash provided by operations	94.8	106.6	202.2
Investing			
Capital spending	(55.0)	(66.0)	(45.6)
Capitalized software costs	(0.6)	(0.4)	(2.6)
Acquisitions, net of cash acquired	—	—	(462.5)
Proceeds from sale of assets	5.8	—	7.5
Cash (paid) received from settlement of cross-currency swap contracts	(1.7)	—	35.8
Other investing	6.8	5.0	(1.9)
Net cash provided by (used in) investing of:			
Continuing operations	(44.7)	(61.4)	(469.3)
Discontinued operations	(12.0)	608.6	(12.0)
Net cash provided by (used in) investing	(56.7)	547.2	(481.3)

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2024	**2023**	**2022**
Financing			
Cash dividends paid	(21.6)	(55.3)	(72.2)
Proceeds from long-term debt	531.0	241.0	774.9
Payments on long-term debt	(554.7)	(834.6)	(340.6)
Payments for debt issuance costs	(8.3)	(1.5)	(22.1)
Payments on financing lease obligations	(1.5)	(1.0)	(0.6)
Purchases of common stock and shares withheld for employee taxes	(0.8)	(10.6)	(6.9)
Net cash provided by (used in) financing of:			
Continuing operations	(55.9)	(662.0)	332.5
Discontinued operations	—	(0.9)	(1.0)
Net cash provided by (used in) financing	(55.9)	(662.9)	331.5
Effect of exchange rate changes on cash and cash equivalents	(8.1)	4.9	(2.7)
Increase (decrease) in cash and cash equivalents	(25.9)	(4.2)	49.7
Cash and cash equivalents at beginning of period	120.2	124.4	74.7
Cash and cash equivalents at end of period	$ 94.3	$ 120.2	$ 124.4
Balances included in the Consolidated Balance Sheets:			
Cash and cash equivalents	$ 94.3	$ 120.2	$ 101.1
Cash and cash equivalents included in current assets held for sale of discontinued operations	—	—	23.3
Cash and cash equivalents at end of period	$ 94.3	$ 120.2	$ 124.4
Supplemental Cash Flow Disclosures			
Cash paid for interest, net	$ 90.8	$ 121.4	$ 84.6
Cash paid for taxes, net	$ 14.9	$ 37.5	$ 26.0
Capital spending in accounts payable and accrued liabilities	$ 6.7	$ 10.1	$ 14.6
Merger non-cash consideration	$ —	$ —	$ 537.9

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. General

Nature of Business

Organization and operations - Mativ Holdings, Inc. is a global leader in specialty materials, solving our customers' most complex challenges by engineering bold, innovative solutions that connect, protect, and purify our world. Mativ manufactures globally through our family of business-to-business and consumer product brands. Mativ targets premium applications across diversified and growing end-markets, from filtration to healthcare to sustainable packaging and more. Our broad portfolio of technologies combines polymers, fibers, and resins to optimize the performance of our customers' products across multiple stages of the value chain.

On July 6, 2022, SWM completed a merger transaction involving Neenah, Inc. ("Neenah"). A wholly-owned subsidiary of SWM merged with and into Neenah, with Neenah surviving the Merger as a direct and wholly-owned subsidiary of SWM. Effective as of the closing date of the Merger, SWM changed its name to Mativ Holdings, Inc. ("Mativ," "we," "our," or the "Company").

On November 30, 2023, the Company completed the sale of the Engineered Papers business ("EP business") to Evergreen Hill Enterprise Pte. Ltd. ("Evergreen Hill Enterprise"). With the sale of the EP business (the "EP Divestiture"), Mativ ceased participating in tobacco-based products markets.

Reportable Segments - As part of an organizational realignment initiative (the "Plan") effective during the first quarter of 2024, we reorganized into two new reportable segments: (1) Filtration & Advanced Materials ("FAM"), focused primarily on filtration media and components, advanced films, coating and converting solutions, and extruded mesh products, and (2) Sustainable & Adhesive Solutions ("SAS"), focused primarily on tapes, labels, liners, specialty paper, packaging and healthcare solutions. The change in reportable segments reflects the realignment of management and the related internal review of our operating segments. The prior period presentation has been recasted to align with our current segment reporting structure.

Basis of Presentation

The accompanying consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. The Company believes the estimates and assumptions used in the preparation of these consolidated financial statements are reasonable, based upon currently available facts and known circumstances. Actual results may differ from those estimates and assumptions as a result of a number of factors, including those discussed elsewhere in this report and in its other public filings from time to time.

Reclassifications

Selling expense and General expense prior year amounts in the Consolidated Statements of Income (Loss) have been reclassified to Selling and general expense and Intangible asset amortization expense to conform to the current year presentation for comparative purposes.

Certain prior year amounts in the Consolidated Statements of Comprehensive Income (Loss) have been reclassified to conform to the current year presentation for comparative purposes.

Certain prior year amounts in the Notes to Consolidated Financial Statements have been reclassified to conform to the current year segments for comparative purposes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and wholly-owned, majority-owned and controlled subsidiaries.

Effective with the sale, the EP business is presented as a discontinued operation for all periods presented. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. Refer to Note 9. Discontinued Operations for more information on the discontinued operation and transaction.

The financial statements and information set forth herein are as of and for the year ended December 31, 2024 and represent the merged company operations of SWM and Neenah and their respective subsidiaries on a consolidated basis effective as of July 6, 2022 as a result of the Merger. Because SWM was deemed the accounting acquirer under GAAP, the historical financial statements of SWM are presented as the historical financial statements of the consolidated company prior to the Merger. Accordingly, references to "Mativ," "the Company," "we," or "our" means SWM and its subsidiaries when referring to periods prior to the Merger, and means Mativ Holdings, Inc. when referring to the periods after the Merger.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include, but are not limited to, inventory valuation, goodwill valuation, useful lives of tangible and intangible assets, business acquisitions, equity-based compensation, derivatives, receivables valuation, pension, postretirement and other benefits, taxes and contingencies.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenues when control of a product is transferred to the customer. Control is transferred when the products are shipped from one of the Company's manufacturing facilities to the customer. Any freight costs billed to and paid by a customer are included in net sales. Refer to Note 3. Revenue Recognition for additional information.

Freight Costs

The cost the Company pays to deliver finished goods to our customers is recorded as a component of cost of products sold. These costs include the amounts paid to a third party to deliver the finished goods.

Royalty Income

Royalties from third-party patent licenses are recognized when earned, including monies received at an agreement's initiation attributable to past sales. The Company recognizes up-front payments upon receipt when it has no future performance requirement or ongoing obligation arising from its agreements and the payment is for a separate earnings process. Minimum annual royalties received in advance are deferred and are recognized in the period earned. The Company recognized $4.4 million and $6.9 million of royalty income during the years ended December 31, 2023 and 2022 respectively, which was included in Net sales in the Consolidated Statements of Income (Loss). There was no royalty income for the year ended December 31, 2024.

Foreign Currency Translation

The income statements of foreign entities are translated into U.S. dollars at average exchange rates prevailing during the periods presented. The balance sheets of these entities are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in a separate component of Accumulated other comprehensive income (loss), net of tax ("AOCI") in the Consolidated Balance Sheets as unrealized foreign currency translation adjustments.

Foreign currency risks arise from transactions and balances denominated in non-local currencies. Gains and losses resulting from remeasurement and settlement of such transactions and balances, net of currency hedge impacts, included in Other income (expense), net, in the Consolidated Statements of Income (Loss) were losses of $3.0 million, $1.7 million, and $1.8 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Derivative Instruments

The Company is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. The Company utilizes a variety of practices to manage these market risks, including where considered appropriate, derivative instruments. The Company uses derivative instruments only for risk management purposes and not for trading or speculation. All derivative instruments the Company uses are either exchange traded or are entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties. The Company believes the credit risks with respect to the counterparties, and the foreign currency risks that would not be hedged if the counterparties fail to fulfill their obligations under the contracts, are not material in view of its understanding of the financial strength of the counterparties.

Gains and losses on instruments that hedge firm commitments are deferred and included in the basis of the underlying hedged items. All other hedging gains and losses are included in period income or expense based on the period-end market price of the instrument and are included in the Company's operating cash flows. Refer to Note 14. Derivatives for additional information.

Cash and Cash Equivalents

The Company considers all highly liquid, unrestricted investments with remaining maturities of three months or less to be cash equivalents, including money market funds with no restrictions on withdrawals. Contractually restricted cash included in Cash and cash equivalents in the Consolidated Balance Sheets was $0.6 million at December 31, 2024, 2023 and 2022.

Notional Cash Pooling

On November 15, 2022, certain of the Company's subsidiaries entered into a notional cash pooling arrangement with a third-party financial institution to manage global liquidity requirements. As part of the pooling agreement, the participating subsidiaries combine their cash balances in pooling accounts at the financial institution with the ability to offset bank overdrafts of one participant against the positive cash account balances held by another participant. Under the terms of the notional pooling agreement, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in Cash and cash equivalents in the Consolidated Balance Sheets.

Business Combinations

The Company uses the acquisition method of accounting for business combinations. At the acquisition date, the Company records assets acquired and liabilities assumed at their respective fair market values. The Company estimates fair value using the exit price approach which is the price that would be received to sell an asset or paid to transfer a liability in an orderly market. An exit price is determined from a market participant's viewpoint in the principal or most advantageous market and may result in the Company valuing assets or liabilities at a fair value that is not reflective of the Company's intended use of the assets or liabilities. Any excess consideration above the estimated fair values of the net assets acquired is recognized as Goodwill in the Company's Consolidated Balance Sheets. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates. Acquisition costs are expensed as incurred and were $45.5 million during the year ended December 31, 2022. There were no acquisition costs during the years ended December 31, 2024 and 2023.

Impairment of Long-Lived Assets, Goodwill, and Intangible Assets

The Company evaluates the carrying value of long-lived assets, including property and equipment, operating lease right-of-use assets, goodwill, and intangible assets when events and circumstances warrant a review. Goodwill is also tested for impairment annually during the fourth quarter. We first evaluate qualitative factors, such as macroeconomic conditions and our overall financial performance by reporting unit to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We then evaluate how significant each of the identified factors could be to the fair value or carrying amount of a reporting unit and weigh these factors in totality in forming a conclusion of whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the "Step 0 Test"). Goodwill is not impaired if we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. Otherwise, we would proceed to the goodwill impairment test.

Alternatively, we may also bypass the Step 0 Test and proceed directly to the goodwill impairment test, where the fair value of the reporting unit is compared to the carrying value. The difference between the total fair value of the reporting unit and the carrying value is recognized as an impairment to the reporting unit's goodwill. Refer to Note 10. Goodwill for further discussion of the Company's annual impairment test results. During the year ended December 31, 2023, we performed an interim quantitative goodwill impairment test, which resulted in a non-cash impairment charge of $401.0 million in the third quarter of 2023. The quantitative annual assessment as of October 1, 2024, did not result in an impairment.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, which approximates a straight-line basis, over the estimated periods benefited. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted. Estimated useful lives range from 12 to 23 years for customer relationships and 4 to 23 years for developed technology, patents, and other intangible assets.

The carrying value of long-lived assets is reviewed to determine if events or circumstances have changed which may indicate that the assets may be impaired, or the useful life may need to be changed. Upon occurrence of such a triggering event, the Company considers internal and external factors relating to each asset group, including expectation of future profitability, undiscounted cash flows and its plans with respect to the operations. If impairment is indicated, an impairment loss is measured by the amount the net carrying value of the asset exceeds its estimated fair value.

Transfers of Financial Assets

We account for transfers of our financial assets in accordance with Accounting Standards Codification ("ASC") Topic No. 860, Transfers and Servicing. When a transfer meets all the requirements for a sale of a financial asset, we derecognize the financial asset and record a net gain or loss.

Environmental Spending

Environmental spending is capitalized if such spending qualifies as property, plant and equipment, substantially increases the economic value or extends the useful life of an asset. All other such spending is expensed as incurred, including fines and penalties incurred in connection with environmental violations. Environmental spending relating to an existing condition caused by past operations is expensed. Liabilities are accrued when environmental assessments are probable, and the costs can be reasonably estimated. Generally, timing of these accruals coincides with completion of a feasibility study or commitment to a formal plan of action.

Capitalized Software Costs

The Company capitalizes certain purchases of software and software development costs in connection with major projects of software development for internal use. These costs are included in Other assets on the Consolidated Balance Sheets and are amortized using the straight-line method over the estimated useful life not to exceed seven years. Costs associated with business process redesign, end-user training, system start-up and ongoing software maintenance are expensed as incurred. Amortization of capitalized software was $3.2 million, $5.0 million, and $4.4 million during the years ended December 31, 2024, 2023 and 2022, respectively. Accumulated amortization of capitalized software costs was $33.5 million and $30.9 million at December 31, 2024 and 2023, respectively.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We operate and are subject to income taxes in the U.S. and numerous foreign jurisdictions. The complexity of our global structure requires technical expertise in determining the allocation of income to each of these jurisdictions and consolidated income tax expense.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined that the Company would be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Pension and Other Postretirement Benefits Accounting

The Company recognizes the estimated compensation cost of employees' pension and other postretirement benefits over their approximate period of service. The Company's earnings are impacted by amounts of expense recorded related to these benefits, which primarily consists of pension benefits in the United States, France, United Kingdom, and Germany. Each year's recorded expenses are estimates based on actuarial calculations of the Company's accumulated and projected benefit obligations ("PBOs") for the Company's various plans.

Suspension of additional benefits for future service is considered a curtailment, and if material, necessitates a re-measurement of plan assets and PBO. As part of a re-measurement, the Company adjusts its discount rates and other actuarial assumptions, such as retirement, turnover and mortality table assumptions, as appropriate. Refer to Note 17. Postretirement and Other Benefits for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) includes Net Income (Loss), as well as items charged and credited directly to stockholders' equity, which are excluded from Net Income (Loss). The Company has presented Comprehensive income (loss) in the Consolidated Statements of Comprehensive Income (Loss). Reclassification adjustments of derivative instruments from Accumulated Other comprehensive income (loss), net of tax are presented in Net sales, Other income (expense), or Interest expense in the Consolidated Statements of Income (Loss). In conjunction with the sale of the EP business, $133.8 million of foreign currency translation adjustments (losses) and $8.9 million of deferred gains associated with net investment hedges settled in prior periods was released from AOCI and recognized within income from discontinued operations, net of tax during the year ended December 31, 2023. Refer to Note 14. Derivatives for additional information. Amortization of accumulated pension and other postretirement benefit ("OPEB") liabilities are included in the computation of net periodic pension and OPEB costs, which are more fully discussed in Note 17. Postretirement and Other Benefits.

Components of Accumulated other comprehensive income (loss), net of tax, were as follows (in millions):

	December 31,	
	2024	**2023**
Accumulated pension and OPEB liability adjustments, net of income tax benefit of $4.7 million and $4.3 million at December 31, 2024 and 2023, respectively	$ (20.7)	$ (20.3)
Accumulated unrealized gain on derivative instruments, net of income tax benefit (expense) of $10.2 million and $12.8 million at December 31, 2024 and 2023, respectively	19.9	27.9
Accumulated unrealized foreign currency translation adjustments, net of income tax benefit of $14.6 million and $14.6 million at December 31, 2024 and 2023, respectively	13.9	31.5
Accumulated other comprehensive income, net of tax	$ 13.1	$ 39.1

Changes in the components of Accumulated other comprehensive income (loss), net of tax, were as follows (in millions):

	Years Ended December 31,								
	2024			**2023**			**2022**		
	Pre-tax	**Tax**	**Net of Tax**	**Pre-tax**	**Tax**	**Net of Tax**	**Pre-tax**	**Tax**	**Net of Tax**
Pension and OPEB liability adjustments	$ (0.8)	$ 0.4	$ (0.4)	$(11.2)	$ 1.8	$ (9.4)	$ 9.9	$ (6.4)	$ 3.5
Derivative instrument adjustments	(10.6)	2.6	(8.0)	(16.6)	0.1	(16.5)	61.3	(15.0)	46.3
Foreign currency translation adjustments	(17.6)	—	(17.6)	35.4	0.1	35.5	(33.7)	7.5	(26.2)
Reclassification of foreign currency translation to income	—	—	—	127.4	(2.5)	124.9	—	—	—
Total	$(29.0)	$ 3.0	$(26.0)	$135.0	$ (0.5)	$134.5	$ 37.5	$(13.9)	$ 23.6

Disclosures regarding the amounts reclassified from AOCI to income for pensions and derivatives are separately disclosed in Note 17. Postretirement and Other Benefits and Note 14. Derivatives.

Restricted Stock

All of the Company's restricted stock unit grants, vest upon completion of a specified period of time, typically between one and three years. The fair value of each award is equal to the share price of the Company's stock on the date of the grant. This cost is recognized over the vesting period of the respective award. The Company records forfeitures of restricted stock units related to continued service requirements as they occur. A summary of outstanding restricted stock units awards as of December 31, 2024 and 2023 is included in Note 18. Stockholders' Equity.

Long-term Incentive Plan Performance Share Units

The Company's long-term incentive compensation program ("LTICP") for key employees includes an equity-based award component that is provided through the Equity and Incentive Plan which the Company adopted in 2024 (the "2024 Plan") to replace the Schweitzer-Mauduit International, Inc. 2015 Long-term Incentive Plan (the "2015 LTIP"). The objectives under the LTICP are established at the beginning of a performance cycle and are intended to focus management on longer-term strategic goals. The Compensation Committee of the Board of Directors designates participants in the LTICP and the 2024 Plan and determines the equity-based award opportunity in the form of performance share units for each performance cycle, which is generally measured on the basis of a three-year performance period (the measurement period). The performance share units are sized after the performance period is completed, and vest at a predetermined date thereafter. The Company recognizes compensation expense with an offsetting credit to additional paid-in-capital over the performance period based on the fair value of the award at the date of grant, with compensation expense being adjusted cumulatively based on the number of shares expected to be earned according to the level of achievement of performance goals.

On the Merger date, the Company modified the 2022 and 2021 performance share awards issued under the 2015 LTIP to remove the performance and market conditions for continuing employees, effectively converting the awards to service-only modified awards that cliff vest upon the original date of lapse of restrictions defined in the 2015 LTIP awards.

Fair Value Measurements

The Company measures fair value in accordance with ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 provides a fair value hierarchy based on the following three categories:
- Level 1 - Measurements that reflect unadjusted quoted prices for identical assets or liabilities in active markets.
- Level 2 - Measurements that include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recently Adopted Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The new standard provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform and the discontinuance of the London Interbank Offered Rate ("LIBOR") if certain criteria are met. The amendments in this ASU are effective for all entities as of March 12, 2020, through December 31, 2022. In December 2022, FASB issued ASU 2022-06 Reference Rate Reform (ASC 848): Deferral of the Sunset Date of Topic 848, which extended the final sunset date from December 31, 2022 to December 31, 2024. The provisions of ASU 2020-04 and ASU 2022-06 were adopted effective April 1, 2022 and did not have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendment enhances reportable segment disclosure requirements, primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of other segment items and expanded interim disclosures that align with those required annually, among other provisions. The amendments in this ASU became effective on a retrospective basis for annual periods beginning January 1, 2024, and interim periods within those annual periods beginning January 1, 2025. The adoption of this standard is reflected in Note 20. Segment Information.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendment enhances income tax disclosure requirements, particularly regarding the effective tax rate reconciliation and income taxes paid. The amendments in this ASU are effective for fiscal years beginning after December 15, 2024. The Company is in the process of evaluating the effect that the adoption of these standards will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures." The ASU requires a public business entity to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

Note 3. Revenue Recognition

The Company recognizes revenues when control of a product is transferred to the customer. Control is transferred when the products are shipped from one of the Company's manufacturing facilities to the customer. Any freight costs billed to and paid by a customer are included in Net sales. The cost the Company pays to deliver finished goods to our customers is recorded as a component of Cost of products sold. These costs include the amounts paid to a third party to deliver the finished goods.

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which generally occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Generally, the Company considers collectability of amounts due under a contract to be probable upon inception of a sale based on an evaluation of the credit worthiness of each customer. If collectability is not considered to be probable, the Company defers recognition of revenue on satisfied performance obligations until the uncertainty is resolved. We record estimates for credit losses based on our expectations for the collectability of amounts due from customers, considering historical collections, expectations for future activity and other discrete events, as applicable.

Variable consideration, such as discounts or price concessions, is set forth in the terms of the contract at inception and is included in the assessment of the transaction price at the outset of the arrangement. The transaction price is allocated to the individual performance obligations due under the contract based on the relative stand-alone fair value of the performance obligations identified in the contract. The Company typically uses an observable price to determine the stand-alone selling price for separate performance obligations.

The Company does not typically include extended payment terms or significant financing components in its contracts with customers. Certain sales contracts may include cash-based incentives (volume rebates or credits), which are accounted for as variable consideration. We estimate these amounts at least quarterly based on the expected forecast quantities to be provided to customers and reduce revenues recognized accordingly. Incidental items that are immaterial in the context of the contract are recognized as expense in the period incurred. The Company generally expenses sales commissions when incurred because the amortization period is one year or less.

These costs are recorded within Selling and general expense. The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less and contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. As a practical expedient, the Company treats shipping and handling activities that occur after control of the good transfers as fulfillment activities, and therefore, does not account for shipping and handling costs as a separate performance obligation. The remaining performance obligations as of December 31, 2024 are not considered material.

Net sales are attributed to the following geographic locations of the Company's direct customers (in millions):

						Years Ended December 31,					
	2024			2023			2022				
	FAM	SAS	Total	FAM	SAS	Total	FAM	SAS	Total		
United States	$ 414.3	$ 683.2	$1,097.5	$ 456.9	$ 644.0	$1,100.9	$ 536.6	$ 411.8	$ 948.4		
Europe	194.1	323.9	518.0	196.3	350.1	546.4	107.3	273.9	381.2		
Asia/Pacific	119.1	90.9	210.0	119.4	87.3	206.7	100.7	70.3	171.0		
Americas (excluding U.S.)	23.0	83.5	106.5	23.2	102.3	125.5	20.7	78.0	98.7		
Other foreign countries	16.0	33.1	49.1	14.2	32.3	46.5	11.5	26.1	37.6		
Net sales	$ 766.5	$1,214.6	$1,981.1	$ 810.0	$1,216.0	$2,026.0	$ 776.8	$ 860.1	$1,636.9		

Net sales as a percentage by product category for the business were as follows:

	Years Ended December 31,	
	2024	2023
Filtration & netting	25 %	25 %
Advanced films	14 %	15 %
Tapes, labels & liners	31 %	30 %
Paper & packaging	16 %	16 %
Healthcare & other	14 %	14 %
Net sales	100 %	100 %

FAM is focused primarily on filtration media and components, advanced films, coating and converting solutions, and extruded mesh products. The FAM segment supplies customers directly, serving a diverse set of generally high-growth end markets.

Filtration & netting — includes high efficiency filtration media and components used in transportation applications, water filtration, industrial processes, life science, HVAC, and air pollution control, as well as extruded mesh products used in agriculture, and various packaging applications.

Advanced films – includes paint protection films used in the transportation aftermarket channel, optical films for glass and glazing applications, interlayer films and lamination for ballistic resistance, medical films and composites for advanced wound care and consumer products, security glass, high-performance graphic substrates, and emerging smart glass applications.

SAS is focused primarily on tapes, labels, liners, specialty paper, packaging and healthcare solutions. The SAS segment supplies customers through distribution and directly, serving growing and mature end markets.

Tapes, labels & liners – includes substrates for tapes used in building & construction, infrastructure, DIY, athletic, and industrial applications, substrates critical to protection and adhesive separation (including release liners and carriers) for applications in the personal care, label, tape, industrial, graphic arts, composites, and medical categories, as well as performance labels, and cable wrapping.

Paper & packaging – includes premium printing and other specialty papers and packaging applications used for print collateral, advertising, direct mail, product packaging, graphics, wallpaper, and education, as well as consumer office, stationery and craft papers sold to large retailers, for small business, personal use and educational applications.

Healthcare & other − includes advanced wound care, consumer wellness, device fixation, medical packaging, as well as a wide range of other solutions and applications.

There were no customers in the FAM segment and in the SAS segment which made up 10% or more of the Company's 2024, 2023 or 2022 consolidated net sales. Refer to Note 20. Segment Information for additional information on our segments.

Note 4. Leases

The Company leases certain office space, warehouses, manufacturing facilities, land, and equipment. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; we recognize lease expense for these short-term leases in Selling and general expense in the Consolidated Statements of Income (Loss) on a straight-line basis over the lease term. For leases without lease terms (e.g., month-to-month leases), lease expense is recognized as incurred and no asset or liability is recorded for these leases.

The Company accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from non-lease components (e.g., common-area maintenance costs). Most leases include one or more options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at our sole discretion. Lease assets and liabilities are determined based on the lease term including those periods for which renewal options are considered reasonably certain to be exercised. Certain leases also include options to purchase the leased property, although we are unlikely to do so in most cases. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company's leases do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Components of lease expense incurred by the Company are as follows (in millions):

	Years Ended December 31,	
	2024	**2023**
Finance lease cost (cost resulting from lease payments):		
Interest expense on lease liabilities	$ 1.6	$ 1.4
Amortization of right-of-use assets	1.8	1.4
Operating lease cost	13.4	11.3
Short-term lease expense	1.7	1.7
Sublease income	(0.1)	(0.1)
Total lease cost	$ 18.4	$ 15.7

The following table represents future contractual lease liabilities for finance and operating leases at December 31, 2024 (in millions):

	Finance	Operating	Total
2025	$ 2.9	$ 12.0	$ 14.9
2026	2.9	9.1	12.0
2027	2.3	7.5	9.8
2028	1.8	6.1	7.9
2029	1.8	5.4	7.2
Thereafter	17.5	17.0	34.5
Total lease payments	29.2	57.1	86.3
Less: Interest	11.3	11.2	22.5
Present value of lease liabilities	$ 17.9	$ 45.9	$ 63.8

Weighted-average remaining lease term (in years) and discount rate are as follows:

	December 31,	
	2024	2023
Weighted-average remaining lease term:		
Operating leases	6.7	8.4
Finance leases	13.3	14.1
Weighted-average discount rate:		
Operating leases	6.65 %	6.31 %
Finance leases	7.74 %	7.49 %

Supplemental cash flow information related to leases are as follows (in millions):

	Years Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 14.4	$ 14.3
Operating cash flows from finance leases	1.5	1.4
Leased assets obtained in exchange for new finance lease liabilities	0.5	2.0
Leased assets obtained in exchange for new operating lease liabilities[1]	11.3	25.1

Refer to the Consolidated Statements of Cash Flows for information on payments on financing lease obligations.

Note 5. Business Acquisitions

On March 28, 2022, the Company entered into an Agreement and Plan of Merger to combine with Neenah, a specialty materials company incorporated in Delaware, in an all-stock merger of equals (the "Merger Agreement"), to create a global leader in specialty materials, accelerate growth and innovation, as well as achieve cost synergies. The Merger was approved by the shareholders of both the Company and Neenah on June 29, 2022 and was completed on July 6, 2022. Under the terms of the Merger Agreement, which was unanimously approved by the board of directors of both companies, Neenah merged into a directly owned subsidiary of the Company, with Neenah surviving the Merger as a direct, wholly-owned subsidiary of Mativ.

Pursuant to the Merger Agreement, each share of Neenah's common stock outstanding was exchanged for 1.358 shares of common stock in the Company. As such, the Company issued approximately 22.8 million shares of its common stock to Neenah's shareholders under the terms of the Merger Agreement. Based on the Company's closing stock price on July 5, 2022, the total value of shares issued to Neenah's shareholders was approximately $534.1 million. The total consideration transferred to merge with Neenah was $1,056.3 million, which included the equity portion consideration of $534.1 million, repayment of Neenah debt of $504.9 million, repayment of acquisition costs incurred by Neenah of $13.5 million and the fair value of unvested stock awards allocated to the pre-merger period of $3.8 million.

The Company used the proceeds of the borrowings under the amended Credit Agreement to repay existing indebtedness of Neenah and to pay other costs and expenses in connection with the Merger.

The transaction was accounted for as a business combination with the Company being treated as the accounting acquirer in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. Under this method of accounting, the total consideration has been allocated to Neenah's assets acquired and liabilities assumed based upon fair values at the Merger date. The assets acquired and liabilities assumed were measured at fair value as of the Merger date primarily using Level 3 inputs. The excess of the total consideration over the net assets acquired was recorded as goodwill and has been allocated to the FAM segment. The goodwill recorded will not be deductible for tax purposes as it is primarily attributable to expected revenue and cost synergies. The estimated purchase price allocation disclosed as of September 30, 2022 was revised during the measurement period as new information was received and analyzed resulting in increases in Deferred income tax liabilities of $19.0 million, Intangible assets, net of $17.9 million, Property, plant and equipment, net of $9.6 million, Inventories, net of $2.7 million, as well as decreases in Goodwill of $12.0 million, Accounts payable and other current liabilities of $9.1 million, Accounts receivable, net of $8.5 million, and other immaterial changes, as presented in the table below.

The consideration paid to merge with Neenah, and the fair values of the assets acquired and liabilities assumed as of the Merger date were as follows (in millions):

	Final Fair Value Allocation		Adjustments		Preliminary Allocation as of July 6, 2022
Cash and cash equivalents	$	55.9	$	—	$ 55.9
Accounts receivable, net		198.1		(8.5)	206.6
Inventories, net		194.5		2.7	191.8
Other current assets		27.8		0.3	27.5
Property, plant and equipment, net		463.2		9.6	453.6
Intangible assets, net		236.9		17.9	219.0
Other assets		42.1		0.3	41.8
Total assets	$	1,218.5	$	22.3	$ 1,196.2
Current debt	$	1.9	$	—	$ 1.9
Accounts payable and other current liabilities		198.8		(9.1)	207.9
Long-term debt		22.8		—	22.8
Deferred income tax liabilities		86.7		19.0	67.7
Other liabilities		82.4		0.4	82.0
Net assets acquired		825.9		12.0	813.9
Goodwill		230.4		(12.0)	242.4
Total consideration	$	1,056.3	$	—	$ 1,056.3

The fair value of receivables acquired approximates the gross contractual value. The contractual amount not expected to be collected is immaterial.

Acquired inventory was comprised of finished goods, work in process and raw materials. The fair value of finished goods was based on net realizable value adjusted for the costs of selling and manufacturing and a reasonable profit margin on selling effort and manufacturing costs. The fair value of work in process was based on net realizable value adjusted for the costs of selling and a reasonable profit margin on selling effort. The fair value of raw materials was determined to approximate book value.

Property, plant and equipment is comprised of land, buildings and leasehold improvements, machinery and equipment, furniture and fixtures, computer equipment and construction in progress. The fair value was primarily determined using a reproduction/replacement cost approach which measures the value of an asset by estimating the cost to acquire or construct comparable assets adjusted for age and condition of the asset.

Acquired intangible assets include customer relationships, trade names and developed technologies. Intangible assets were valued using the multi-period excess earnings and relief-from-royalty methods, both forms of the income approach which considers a forecast of future cash flows generated from the use of each asset.

The following table sets forth the components of identifiable intangible assets (in millions) and their estimated useful lives (in years):

	Fair Value	Weighted-Average Amortization Period (Years)
Amortizable intangible assets:		
Customer relationships	$ 202.3	14.3
Trade names	14.4	20
Developed technology	20.2	7
Total amortizable intangible assets	$ 236.9	

The deferred tax effects resulting from the Merger include the federal, state and foreign tax consequences associated with temporary differences between the fair values of the assets acquired, liabilities assumed and the respective tax basis.

During the years ended December 31, 2024 and 2023 the Company did not recognize any direct and indirect costs related to the Merger. Direct and indirect merger-related costs were expensed as incurred and are primarily included in the Selling and general expense in the Company's Consolidated Statements of Income (Loss).

Pro Forma Financial Information (Unaudited)

The unaudited supplemental pro forma financial information presents the combined results of operations for the periods presented, as if the Merger had occurred on January 1, 2022. The unaudited supplemental pro forma financial information includes the following adjustments related to the Merger: incremental depreciation expense related to fair value adjustments to property, plant and equipment, amortization of intangible assets and fair value adjustments to inventory, interest expense for the additional indebtedness incurred to complete the Merger, acquisition and severance costs, and applicable tax adjustments based on statutory rates in the jurisdictions where the adjustments occurred.

The unaudited supplemental pro forma financial information presented below is not necessarily indicative of consolidated results of continuing operations of the combined business had the Merger occurred as of January 1, 2022 (in millions):

	Year Ended December 31,
	2022
Net sales	$ 2,238.0
Net loss	$ (13.6)

Note 6. Accounts Receivable, Net

Accounts receivable, net is summarized as follows (in millions):

	Years Ended December 31,	
	2024	**2023**
Trade receivables	$ 132.2	$ 147.2
Business tax credits, including VAT	10.0	10.2
Hedge contracts receivable	7.4	2.6
Other receivables	16.1	19.7
Less allowance for credit losses	(3.3)	(3.2)
Total accounts receivable, net	$ 162.4	$ 176.5

The following is the activity related to the allowance for credit losses (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$ 3.2	$ 2.0	$ 0.8
Bad debt expense	0.8	1.0	1.6
Recoveries	(0.5)	—	(0.1)
Write-offs and discounts	(0.3)	0.2	(0.3)
Currency translation	0.1	—	—
Ending balance	$ 3.3	$ 3.2	$ 2.0

Transfer of Receivables

On December 23, 2022, the Company entered into an accounts receivable sales agreement (the "Receivables Sales Agreement") to sell certain trade receivables arising from revenue transactions of the Company's U.S. subsidiaries on a revolving basis. The maximum funding commitment of the Receivables Sales Agreement is $175.0 million. The agreement has an initial term of 3 years and can be renewed. Upon entry into the Receivables Sales Agreement, the Company sold $126.0 million of trade receivables.

In connection with the Receivables Sales Agreement, the Company formed a separate bankruptcy-remote special purpose entity ("SPE"), which is a wholly owned and controlled subsidiary. The Company continuously transfers receivables to the SPE and the SPE transfers ownership and control of certain receivables that meet certain qualifying conditions to a third-party financial institution in exchange for cash. Certain receivables are held by the SPE and are pledged to secure the collectability of the sold receivables.

On October 20, 2023, we entered into Amendment No. 1 to the Receivables Sales Agreement (the Receivables Sales Agreement Amendment"). The Receivables Sales Agreement Amendment amends the original Receivables Sales Agreement (the "Amended Receivables Sales Agreement") to, among other things, (i) reflect the repurchase by the Company from the SPE of all of its accounts receivable and certain related assets previously sold by Company to the SPE (collectively, "Receivables"), (ii) reflect that the Company is no longer an originator of Receivables under the Company's accounts receivable securitization facility, but remains the servicer and performance guarantor, (iii) reflect the Company's assignment of 100% of the ownership interests in the SPE to Neenah, such that Neenah will now be able to contribute Receivables to the SPE on a go-forward basis, and (iv) update the maximum Net Debt to EBITDA Ratio to match the level set forth in the Company's First Lien Credit Agreement as in effect on the date of such amendment.

The amount of receivables pledged as collateral as of December 31, 2024 and 2023 was $28.7 million and $27.9 million respectively. The SPE incurs fees due to the third-party financial institution related to accounts receivable sales transactions.

The Company has continuing involvement with the receivables transferred by the SPE to the third-party financial institution by providing collection services.

The Company also participates in uncommitted trade accounts receivable sales programs ("Reverse Receivables Programs") under which certain trade receivables are sold, without recourse, to a third-party financial institution in exchange for cash. The Company does not retain any interest in or continuing involvement with the invoices after they are sold. The invoices are sold at face value, less a transaction fee.

The Company accounts for transactions under the Amended Receivables Sales Agreement and Reverse Receivables Programs as sales of financial assets, with the associated receivables derecognized from the Company's Consolidated Balance Sheets. Total fees related to the Receivables Sales Agreement and Reverse Receivables Programs are considered to be a loss on the sale of financial assets. Total fees for the years ended December 31, 2024 and December 31, 2023 were $9.6 million and $4.5 million, respectively, and are recorded in Selling and general expense in the Consolidated Statements of Income (Loss). Continuous cash activity related to the Amended Receivables Sales Agreement and Reverse Receivables Programs is reflected in cash from operating activities in the Consolidated Statement of Cash Flows.

The following table summarizes the activity under the Amended Receivables Sales Agreement and Reverse Receivables Program (in millions):

	Years Ended December 31	
	2024	**2023**
Trade accounts receivable sold to financial institutions	$ 1,037.2	$ 1,096.1
Cash proceeds from financial institutions	1,036.3	1,094.8

Note 7. Inventories, Net

Inventories are valued at the lower of cost (using the first-in, first-out and weighted average methods) or net realizable value. The Company's costs included in inventory primarily include resins, pulp, chemicals, direct labor, utilities, maintenance, depreciation, finishing supplies and an allocation of certain overhead costs. Machine start-up costs or abnormal machine shutdowns are expensed in the period incurred and are not reflected in inventory. The Company reviews inventories at least quarterly to determine the necessity of write-offs for excess, obsolete or unsalable inventory. The Company estimates write-offs for inventory obsolescence and shrinkage based on its judgment of future realization. These reviews require the Company to assess customer and market demand. There were no material write-offs during the years ended December 31, 2024, 2023, and 2022.

The following table summarizes inventories by major class (in millions):

	December 31,			
	2024		**2023**	
Raw materials	$	125.8	$	129.9
Work in process		53.5		50.4
Finished goods		160.7		160.0
Supplies and other		15.1		12.6
Total inventories	$	355.1	$	352.9

Note 8. Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Interest is capitalized as a component of the cost of construction for large projects. Expenditures for betterments are capitalized whereas normal repairs and maintenance are expensed as incurred. Property, other than land, is depreciated on a straight-line basis. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is normally included in Cost of products sold or Other income (expense).

Property, plant and equipment (and related depreciable lives) consisted of the following (in millions):

	December 31,			
	2024		**2023**	
Land and improvements	$	68.2	$	78.3
Buildings and improvements (20 to 40 years or remaining life of relevant lease)		192.6		191.6
Machinery and equipment (5 to 20 years)		597.8		558.6
Construction in progress		33.8		50.0
Gross property, plant and equipment		892.4		878.5
Less: Accumulated depreciation		272.1		206.0
Property, plant and equipment, net	$	620.3	$	672.5

Depreciation expense was $77.7 million, $81.7 million, and $51.9 million during the years ended December 31, 2024, 2023, and 2022, respectively. Refer to Note 12. Restructuring and Other Impairment Activities for asset impairment expenses during the year ended December 31, 2024.

Note 9. Discontinued Operations

On August 1, 2023, the Company entered into the Offer Letter with Evergreen Hill Enterprise pursuant to which Evergreen Hill Enterprise made the Offer to acquire the Company's EP Business for $620.0 million in cash, subject to customary closing date adjustments. Upon entering into the Engineered Papers Offer agreement, the Engineered Papers business met the criteria set forth in Accounting Standards Codification 205-20, Presentation of Financial Statements – Discontinued Operations ("ASC 205-20"), as the sale represented a strategic shift that had a major effect on the Company's operations and financial results. As a result, the Company's consolidated financial statements for all periods presented reflect the Engineered Papers business as a discontinued operation.

On November 30, 2023 the Company completed the sale of its Engineered Papers business. Upon closing of the transaction, the Company recorded a gain on sale of $176.3 million ($170.0 million, net of income taxes) and released certain material deferred tax valuation allowances. The gain and cash proceeds are subject to customary working capital adjustments during a specified period following the sale close date.

The Engineered Papers business was tested for recoverability as of each balance sheet date since meeting the discontinued operations criteria and the Company concluded that there is no impairment expense to be recognized.

Summary financial results of discontinued operations were as follows (in millions):

	Years Ended December 31,	
	2023	**2022**
Net sales	$ 490.9	$ 530.5
Cost of products sold	373.4	398.9
Gross profit	117.5	131.6
Selling and general expense	29.4	32.0
Research and development expense	8.6	7.8
Intangible asset amortization expense	—	—
Total nonmanufacturing expenses	38.0	39.8
Restructuring and other impairment expense	0.5	0.2
Operating profit	79.0	91.6
Interest expense [1]	49.0	28.8
Other income, net	194.8	9.3
Income from discontinued operations before income taxes	224.8	72.1
Income tax expense	29.1	15.0
Income from equity affiliates, net of income taxes	2.5	5.2
Income from discontinued operations, net of tax	$ 198.2	$ 62.3

[1] Upon the close of the transaction, the Company used a portion of the net proceeds to repay a portion of its outstanding debt amounting to approximately $641.2 million. This debt repayment is based on the triggering of a financial covenant in the loan agreement and interest expense has been allocated to discontinued operations on a pro-rata basis within the Consolidated Statements of Income (Loss) and the Consolidated Statement of Cash Flows based on the outstanding loan balances.

Note 10. Goodwill

The Company evaluates goodwill for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate that an evaluation should be completed. The Company determines the fair value of its reporting units using the income approach. The determination of the fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of future cash flows and discount rates. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA") and discount rate assumptions may result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill or measurement of an impairment charge. During 2023 the Company performed an interim quantitative goodwill impairment test, which resulted in an impairment charge of $401.0 million related to certain reporting units which are now included within the SAS reportable segment. The annual tests during the fourth quarters of 2024, 2023 and 2022 resulted in no impairment. Refer to Note 20. Segment Information for additional information on our reportable segments.

The changes in the carrying amount of goodwill for each reportable segment were as follows (in millions):

	FAM	SAS	Total
Balance at December 31, 2022	$ 408.2	$ 436.0	$ 844.2
Goodwill acquired[1]	4.1	11.9	16.0
Goodwill impairment	—	(401.0)	(401.0)
Foreign currency translation and other	5.6	9.3	14.9
Balance at December 31, 2023	417.9	56.2	474.1
Foreign currency translation and other	(6.0)	(2.5)	(8.5)
Balance at December 31, 2024	$ 411.9	$ 53.7	$ 465.6

[1] Related to the measurement period adjustments for the Merger.

There was no accumulated impairment loss for the FAM segment as of December 31, 2024 and 2023. Accumulated impairment loss for the SAS segment was $401.0 million as of December 31, 2024 and 2023.

Note 11. Intangible Assets, Net

The gross carrying amount and accumulated amortization for intangible assets consisted of the following (in millions):

	December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets			
Customer relationships	$ 726.6	$ 254.3	$ 472.3
Acquired and developed technology	90.3	47.9	42.4
Trade names	47.2	9.4	37.8
Non-compete agreements	2.9	2.9	—
Patents	1.9	1.0	0.9
Total	$ 868.9	$ 315.5	$ 553.4

	December 31, 2023		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**
Amortized Intangible Assets			
Customer relationships	$ 743.8	$ 209.4	$ 534.4
Acquired and developed technology	92.6	38.6	54.0
Trade names	32.7	6.4	26.3
Non-compete agreements	2.9	2.8	0.1
Patents	1.9	0.9	1.0
Total	$ 873.9	$ 258.1	$ 615.8
Unamortized Intangible Assets			
Trade names[1]	$ 15.5	$ —	$ 15.5

[1] Amortization of certain trade names began effective January 1, 2024 to reflect current expectations for the period over which the assets will contribute to future cash flows.

Amortization expense of intangible assets was $62.9 million, $61.0 million, and $53.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Finite-lived intangibles in the FAM segment are expensed using the straight-line amortization method.

The following table shows the estimated aggregate amortization expense as of December 31, 2024 (in millions):

2025	$	62.4
2026	$	61.8
2027	$	61.7
2028	$	58.3
2029	$	55.6

Note 12. Restructuring and Other Impairment Activities

In January 2024, we announced an organizational realignment initiative (the "Plan") that is expected to streamline organizational size and complexity and leverage business critical resources to enhance customer support and reduce overhead cost. Restructuring and other impairment expenses related to the Plan were comprised primarily of severance charges. These charges were $16.4 million for the year ended December 31, 2024, of which $3.1 million, $10.0 million and $3.3 million incurred within FAM, SAS and Unallocated, respectively. Restructuring activities associated with the first wave of the Plan were substantially completed during 2024. Additional costs associated with the first wave of the Plan are expected to be insignificant.

Restructuring and other impairment expenses in the FAM segment, excluding costs associated with the Plan were primarily attributable to facility closures announced in prior years. Through December 31, 2024, the FAM Segment has recognized accumulated restructuring and other impairment charges of $5.7 million related to the facility closures.

Restructuring and other impairment expenses in the SAS segment, excluding costs associated with the Plan included $16.2 million of impairment charges, for the twelve months ended December 31, 2024, respectively, to fully impair the net assets at our Eerbeek, Netherlands facility, which was sold in the fourth quarter of 2024. The impairment assessment was performed after revising our long-term view on cash flows associated with the facility. The remaining restructuring and other impairment expenses were primarily related to a facility closure announced in a prior year, the sale of which was completed during 2024.

Assets held for sale of $10.3 million were included in Other current assets as of December 31, 2024. Assets held for sale of $14.2 million and $2.2 million were included in Other current assets and Other assets as of December 31, 2023, respectively.

The following table summarizes total restructuring and other impairment expense (in millions):

		Year Ended December 31,			
	2024		**2023**		**2022**
Filtration and Advanced Materials					
Severance and termination benefits	$	3.8	$ 0.1	$	0.5
Other exit costs		1.8	2.7		1.2
FAM restructuring expense		5.6	2.8		1.7
Sustainable and Adhesive Solutions					
Severance and termination benefits		10.6	—		1.3
Other exit costs		2.3	1.1		1.3
SAS restructuring expense		12.9	1.1		2.6
Unallocated					
Severance and termination benefits		3.4	—		—
Other exit costs		—	0.1		0.8
Unallocated restructuring expense		3.4	0.1		0.8
Total restructuring expense	$	21.9	$ 4.0	$	5.1
Filtration and Advanced Materials					
Other impairment expense	$	—	$ —	$	13.0
Sustainable and Adhesive Solutions					
Other impairment expense		16.2	18.3		0.2
Unallocated					
Other impairment expense		—	0.3		0.8
Total restructuring and other impairment expense	$	38.1	$ 22.6	$	19.1

The following table summarizes changes in restructuring liabilities (in millions):

	2024		2023
Balance at beginning of the period	$	3.8	$ 4.0
Charges for restructuring programs		21.9	0.3
Cash payments and other		(23.5)	(0.5)
Balance at end of period	$	2.2	$ 3.8

Note 13. Debt

Total debt, net of debt issuance costs, is summarized in the following table (in millions):

	December 31,		
	2024		**2023**
Revolving facility - U.S. dollar borrowings	$ 237.0	$	260.0
Term loan A facility	83.3		84.3
Term loan B facility	116.5		160.5
Delayed draw term loan	270.1		273.2
6.875% Senior unsecured notes due October 1, 2026, net of discount of $3.2 million as of December 31, 2023[1]	—		341.9
8.000% Senior unsecured notes due October 1, 2029	400.0		—
German loan agreement	5.9		9.0
Debt issuance costs	(23.5)		(24.3)
Total debt	1,089.3		1,104.6
Less: Current debt	(2.6)		(2.8)
Long-term debt	$ 1,086.7	$	1,101.8

> (1) Amount includes a $4.9 million decrease in the fair value as of December 31, 2023 , due to changes in benchmark interest rates related to the senior unsecured notes. Refer to Note 14. Derivatives for additional information on our interest rate swaps designated as a fair value hedge.

Credit Facility

On September 25, 2018, the Company entered into a $700.0 million credit agreement (the "Credit Agreement"), which replaced the Company's previous senior secured credit facilities and provides for a five-year $500.0 million revolving line of credit (the "Revolving Credit Facility") and a seven-year $200.0 million bank term loan facility (the "Term Loan A Facility"). Subject to certain conditions, including the absence of a default or event of default under the Credit Agreement, the Company may request incremental loans to be extended under the Revolving Credit Facility or as additional Term Loan Facilities so long as the Company is in pro forma compliance with the financial covenants set forth in the Credit Agreement and the aggregate of such increases does not exceed $400.0 million.

On February 10, 2021, we amended our Credit Agreement to, among other things, add a new seven-year $350.0 million Term Loan B Facility (the "Term Loan B Facility") and to decrease the incremental loans that may be extended at the Company's request to $250.0 million. The amended Credit Agreement was further amended effective February 22, 2022 to adjust the step-down schedule for the maximum net debt to EBITDA ratio.

In connection with the Merger, we further amended our Credit Agreement on May 6, 2022 in order to extend the maturity of the Revolving Credit Facility and the Term Loan A Facility to May 6, 2027, and to increase the availability under the Revolving Credit Facility, subject to consummation of the Merger, to $600.0 million. Additionally, we added a $650.0 million delayed draw term loan facility (the "Delayed Draw Term Loan Facility") to be funded concurrent with the closing of the Merger.

Effective July 1, 2023, pursuant to the amended Credit Agreement on June 5, 2023, borrowings under the Term Loan B Facility in U.S. dollar will bear interest equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

In December 2023, $641.2 million of cash from proceeds from the sale of the Company's Engineered Papers business was used to repay a portion of our Revolving Credit Facility, Term Loan A Facility, Term Loan B Facility, and Delayed Draw Term Loan Facility.

In December 2024, the Company further amended its Credit Agreement to increase the applicable rate margin to 2.75% with respect to revolving loans and delayed draw term loans borrowed at the adjusted Term SOFR rate, adjusted EURIBOR rate or Daily Simple RFR rate, as applicable, and letter of credit fees, 1.75% with respect to revolving loans and delayed draw term loans borrowed at the ABR rate, 3.00% with respect to Term A Loans borrowed at the adjusted Term SOFR rate or adjusted EURIBOR rate, as applicable, and 2.00% with respect to Term A Loans borrowed at the ABR rate and the commitment fee rate to 0.45%, in each case, when the net debt to EBITDA ratio is greater than or equal to 5.00 to 1.00. The Amendment also permits borrowings under the revolving commitments in an aggregate amount up to $504.0 million in Sterling.

Under the terms of the amended Credit Agreement, Mativ will continue to be required to maintain certain financial ratios and comply with certain financial covenants, as amended by the Amendment, including a requirement (a) to maintain a minimum interest coverage ratio of 2.50 to 1.00 over each consecutive four fiscal quarter period ending December 31, 2024 through December 31, 2025 with a step-up to 2.75 to 1.00 for each such period thereafter and (b) to maintain a maximum net debt to EBITDA ratio of 5.50 to 1.00 over each consecutive four fiscal quarter period ending December 31, 2024 through December 31, 2025 with a step-down to 5.25 to 1.00 for each such period thereafter.

Borrowings under the amended Term Loan A Facility ("Term Loan A Credit Facility") will bear interest, at a rate equal to either (1) a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the Term Loan A Credit Facility is expected to range from 1.25% to 3.00% for SOFR loans and from 0.25% to 2.00% for base rate loans, in each case depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the amended Revolving Facility or the Delayed Draw Term Loan Facility in U.S. dollars will bear interest, at the Company's option, at a rate equal to either (1) a forward-looking term rate based on Term SOFR, plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) one-month Term SOFR plus 1.0%, in each case plus the applicable margin. Borrowings under the Revolving Facility in Euros will bear interest at a rate equal to the reserve-adjusted Euro interbank offered rate, or EURIBOR, plus the applicable margin. The applicable margin for borrowings under the revolving credit agreement is expected to range from 1.00% to 2.75% for SOFR loans and EURIBOR loans, and from 0.00% to 1.75% for base rate loans, in each case, depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the Term Loan B Facility will bear interest, equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

Under the terms of the amended Credit Agreement, the Company is required to maintain certain financial ratios and comply with certain financial covenants, including maintaining a net debt to EBITDA ratio, as defined in the amended Credit Agreement, calculated on a trailing four fiscal quarter basis, not greater than 5.50x and an interest coverage ratio, also as defined in the amended Credit Agreement, of not less than 2.50x. In addition, borrowings and loans made under the amended Credit Agreement are secured by substantially all of the Company's and the guarantors' personal property, excluding certain customary items of collateral, and will be guaranteed by the Company's existing and future wholly-owned direct material domestic subsidiaries and by Mativ Luxembourg (formerly known as SWM Luxembourg).

The Company was in compliance with all of its covenants under the amended Credit Agreement at December 31, 2024.

Indenture for 6.875% Senior Unsecured Notes Due 2026

On September 25, 2018, the Company closed a private offering of $350.0 million of 6.875% senior unsecured notes due 2026 (the "2026 Notes").

The Company redeemed all of the 2026 Notes on October 7, 2024, at the redemption prices set forth in the 2018 Indenture, together with accrued and unpaid interest, with the net proceeds from the offering of the 8.000% senior unsecured notes due 2029.

Indenture for 8.000% Senior Unsecured Notes Due 2029

On October 7, 2024, the Company closed a private offering of $400.0 million of 8.000% senior unsecured notes due 2029 (the "2029 Notes"). The 2029 Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended, pursuant to a purchase agreement between the Company, certain subsidiaries of the Company and a third-party financial institution, as representative of the initial purchasers. The 2029 Notes are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis by each of the Company's existing and future wholly-owned subsidiaries that is a borrower under or that guarantees obligations under the Company's senior secured credit facilities or that guarantees certain other indebtedness, subject to certain exceptions. The Company used the net proceeds from the offering of the 2029 Notes (i) to redeem its 2026 Notes and (ii) to repay $43.0 million aggregate principal amount of outstanding borrowings under the term loan B facility under its credit agreement.

The 2029 Notes were issued pursuant to an Indenture (the "Indenture"), dated as of October 7, 2024, among the Company, the guarantors listed therein and a third-party financial institution, as trustee. The Indenture provides that interest on the 2029 Notes will accrue from October 7, 2024 and is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2025, and the 2029 Notes mature on October 1, 2029, subject to earlier repurchase or redemption.

The Company may redeem some or all of the 2029 Notes at any time on or after October 1, 2026, at the redemption prices set forth in the Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company sells certain assets or consummates certain change of control transactions, the Company will be required to make an offer to repurchase the 2029 Notes, subject to certain conditions.

The Indenture contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to incur additional indebtedness, make certain dividends, repurchase Company stock or make other distributions, make certain investments, create liens, transfer or sell assets, merge or consolidate and enter into transactions with the Company's affiliates. Such covenants are subject to a number of exceptions and qualifications set forth in the Indenture. The Indenture also contains certain customary events of default, including failure to make payments in respect of the principal amount of the 2029 Notes, failure to make payments of interest on the 2029 Notes when due and payable, failure to comply with certain covenants and agreements and certain events of bankruptcy or insolvency. The Company was in compliance with all of its covenants under the Indenture at December 31, 2024.

As of December 31, 2024, the average interest rate was 7.05% on outstanding Revolving Facility borrowings, 7.21% on outstanding Term Loan A Facility borrowings, 8.22% on outstanding Term Loan B Facility borrowings and 6.96% on outstanding Delayed Draw Term Loan facility borrowings. The effective rate on the 2029 Notes was 8.000%. The weighted average effective interest rate on the Company's debt facilities, including the impact of interest rate hedges, was approximately 6.41% and 5.98% for the year ended December 31, 2024 and 2023, respectively.

Other

On May 30, 2022, Neenah entered into a project financing agreement for the construction of a melt blown machine (the "German Loan Agreement"). This debt was assumed by the Company upon consummation of the Merger. The

German Loan Agreement provided $10.7 million of construction financing which is secured by the melt blown machine. The loan matures in March 2027 and principal is repaid in equal quarterly installments beginning in June 2023. The interest rate on amounts outstanding is 1.75% and is payable quarterly.

Rate Swap Agreements

From time to time, the Company enters into interest rate swap transactions to manage the Company's interest rate risk and cross-currency swaps designated as a hedge of a portion of the Company's net investment in certain Euro-denominated subsidiaries. Refer to Note 14. Derivatives for additional information.

Principal Repayments

Under the amended Credit Agreement, the Company selects an "interest period" for each of its borrowings from the Revolving Facility. The Company can repay such borrowings and borrow again at a subsequent date if it chooses to do so, providing it flexibility and efficient use of any excess cash. The Company currently has the intent and ability to allow its debt balances to remain outstanding and expects to continue to file notices of continuation related to its borrowings outstanding at December 31, 2024, such that those amounts are not expected to be repaid prior to the May 2027 expiration of the Revolving Facility.

The following is the expected maturities for the Company's debt obligations as of December 31, 2024 (in millions):

2025	$	2.6
2026		2.6
2027		591.1
2028		116.5
2029		400.0
Thereafter		—
Total	$	1,112.8

Fair Value of Debt

At December 31, 2024 the fair market value of the 2029 Notes was $383.5 million. At December 31, 2023 the fair market value of the 2026 Notes was $335.6 million. The fair market value for the 2029 Notes and 2026 Notes were determined using quoted market prices, which are directly observable Level 1 inputs. The fair market value of all other debt as of December 31, 2024 and 2023 approximated the respective carrying amounts as the interest rates approximate current market indices.

Debt Issuance Costs

The Company capitalized approximately $8.3 million of debt issuance costs during the year ended December 31, 2024 related to the issuance of the 2029 Notes and the amendment to our Credit Agreement. These capitalized costs will be amortized over the term of the various facilities under the amended Credit Agreement. As of December 31, 2024 and 2023, the Company's total deferred debt issuance costs, net of accumulated amortization, were $23.5 million and $24.3 million, respectively.

Amortization expense of $7.0 million, $6.5 million $5.5 million was recorded during the years ended December 31, 2024, 2023, and 2022 respectively, and was included as a component of Interest expense in the accompanying Consolidated Statements of Income (Loss).

The following is the expected future amortization of the Company's deferred debt issuance costs as of December 31, 2024 (in millions):

2025	$	7.9
2026		7.9
2027		4.7
2028		1.9
2029		1.1
Thereafter		—
Total	$	23.5

Note 14. Derivatives

In the normal course of business, the Company is exposed to foreign currency exchange rate risk and interest rate risk on its variable-rate debt. To manage these risks, the Company utilizes a variety of practices including derivative instruments. The Company has no derivative instruments for trading or speculative purposes or derivatives with credit risk-related contingent features. All derivative instruments used by the Company are either exchange traded or are entered into with major financial institutions to reduce credit risk and risk of nonperformance by third parties. The fair values of the Company's derivative instruments are determined using observable inputs and are considered Level 2 assets or liabilities.

Foreign Currency Risk Management

The Company utilizes currency forward, swap and, to a lesser extent, option contracts to selectively hedge its exposure to foreign currency risk when it is practical and economical to do so. The use of these contracts minimizes transactional exposure to exchange rate changes. We designate certain of our foreign currency hedges as cash flow hedges. Changes in the fair value of cash flow hedges are reported as a component of Accumulated other comprehensive income (loss), net of tax and reclassified into earnings when the forecasted transaction affects earnings. Changes in the fair value of foreign exchange contracts not designated as hedges are recorded to Net income (loss) each period.

The Company also uses cross-currency swap contracts to selectively hedge its exposure to foreign currency related changes in our net investments in certain foreign operations. We designate these cross-currency swap contracts as net investment hedges based on the spot rate of the EUR. Changes in the fair value of these hedges are deferred within the foreign currency translation component of Accumulated other comprehensive income (loss), net of tax and reclassified into earnings when the foreign investment is sold or substantially liquidated. Future changes in the components related to the spot change on the notional will be recorded in Other Comprehensive Income ("OCI") and remain there until the hedged subsidiaries are substantially liquidated. Gains and losses excluded from the assessment of hedge effectiveness are recognized in earnings (Interest expense) over the term of the swap. Gains and losses associated with the settlement of derivative instruments designated as a net investment hedge are classified within investing activities in the Consolidated Statement of Cash Flows. As of December 31, 2024 and 2023 the gross notional amount of outstanding cross-currency swaps contracts designated as a net investment hedge was €450 million.

Interest Rate Risk Management

The Company selectively hedges its exposure to interest rate increases on variable-rate, long-term debt when it is practical and economical to do so. Changes in the fair value of pay-fixed, receive-variable interest rate swap contracts considered cash flow hedges are reported as a component of Accumulated other comprehensive income (loss), net of tax and reclassified into earnings when the forecasted transaction affects earnings. The terms of the interest rate swaps mirror the terms of the underlying debt, including timing of the payments and interest rates. As of December 31, 2024 and 2023 the gross notional amounts of outstanding interest rate swaps designated as a cash flow hedge were $589.2 million and $720.0 million, respectively.

The interest rate contract used to hedge changes in the fair value of a portion of our 6.875% Senior Notes due 2026 was exited following the October 7, 2024 redemption of the 2026 Notes.

The following table presents the fair value of asset and liability derivatives and the respective balance sheet locations at December 31, 2024 (in millions):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedges:				
Foreign exchange contracts	Accounts receivable, net	$ 6.5	Accrued expenses and other current liabilities	$ —
Foreign exchange contracts	Other assets	4.4	Other liabilities	2.9
Interest rate contracts	Accounts receivable, net	—	Accrued expenses and other current liabilities	—
Interest rate contracts	Other assets	10.1	Other liabilities	—
Total derivatives designated as hedges		21.0		2.9
Derivatives not designated as hedges:				
Foreign exchange contracts	Accounts receivable, net	0.8	Accrued expenses and other current liabilities	—
Total derivatives not designated as hedges		0.8		—
Total derivatives		$ 21.8		$ 2.9

The following table presents the fair value of asset and liability derivatives and the respective balance sheet locations at December 31, 2023 (in millions):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedges:				
Foreign exchange contracts	Accounts receivable, net	$ 0.9	Accrued expenses and other current liabilities	$ —
Foreign exchange contracts	Other assets	—	Other liabilities	18.4
Interest rate contracts	Other assets	10.9	Other liabilities	4.9
Total derivatives designated as hedges		11.8		23.3
Derivatives not designated as hedges:				
Foreign exchange contracts	Accounts receivable, net	1.7	Accrued expenses and other current liabilities	1.5
Total derivatives not designated as hedges		1.7		1.5
Total derivatives		$ 13.5		$ 24.8

Gains (losses) on derivatives designated as cash flow and net investment hedges recognized in other comprehensive income (loss) are summarized below (in millions) on a pretax basis:

Derivatives Designated in Hedging Relationships	Gains (Losses) Recognized in Accumulated Other Comprehensive Income (Loss)		
	Year Ended December 31,		
	2024	**2023**	**2022**
Derivatives designated as cash flow hedge			
Amounts included in assessment of effectiveness	$ 12.8	$ 11.6	$ 63.2
Derivatives designated as net investment hedge			
Amounts included in assessment of effectiveness	22.9	(14.8)	33.1
Total gain	$ 35.7	$ (3.2)	$ 96.3

The Company's designated derivative instruments are highly effective. As such, there were no gains or losses recognized immediately in income related to the hedge ineffectiveness or amounts excluded from hedge effectiveness testing for the years ended December 31, 2024, 2023 or 2022, other than those related to the cross-currency swaps, noted below.

Gains (losses) on derivatives within the Consolidated Statement of Income (Loss) were as follows (in millions):

	Location of Gains (Losses)	Amount of Gains (losses)Recognized		
		Year Ended December 31,		
		2024	**2023**	**2022**
Effect of cash flow hedges				
Amount reclassified from Accumulated other comprehensive income (loss) to income	Interest expense	$ 23.4	$ 28.4	$ 1.9
Effect of net investment hedges				
Amount excluded from assessment of hedge effectiveness	Interest expense	7.6	10.0	10.6
Effect of fair value hedges				
Hedged item	Interest expense	4.1	4.6	—
Derivative designated as hedges	Interest expense	(4.1)	(4.6)	—
Effect of non-designated hedges				
Foreign exchange contracts	Other income	3.8	0.8	3.6
Total gain		$ 34.8	$ 39.2	$ 16.1

Deferred gains of $8.8 million attributable to settled interest rate swaps designated as cash flow hedges are expected to be reclassified to Interest expense over the next twelve months.

Note 15. Accrued Expenses and Other Current Liabilities

Accrued expenses and Other current liabilities consisted of the following (in millions):

	December 31,	
	2024	**2023**
Accrued salaries, wages and employee benefits	$ 45.3	$ 45.0
Accrued sales discounts and allowances	15.4	11.9
Other accrued expenses	40.0	56.8
Total	$ 100.7	$ 113.7

Note 16. Income Taxes

For financial reporting purposes, loss before income taxes includes the following components (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
U.S.	$ (92.8)	$ (256.9)	$ (123.0)
Foreign	13.9	(224.0)	26.5
Total	$ (78.9)	$ (480.9)	$ (96.5)

An analysis of the expense (benefit) for income taxes from continuing operations follows (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
Current income taxes:			
U.S. federal	$ 0.8	$ (13.5)	$ (12.3)
U.S. state	(2.1)	(2.3)	0.3
Foreign	7.0	18.8	13.3
	5.7	3.0	1.3
Deferred income taxes:			
U.S. federal	(27.9)	(5.7)	(13.6)
U.S. state	(0.5)	0.9	(4.0)
Foreign	(7.5)	28.6	(11.3)
	(35.9)	23.8	(28.9)
Total	$ (30.2)	$ 26.8	$ (27.6)

A reconciliation of income taxes computed at the U.S. Federal statutory income tax rate to the expense for income taxes is as follows (in millions):

	Years Ended December 31,					
	2024		**2023**		**2022**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tax provision at U.S. statutory rate	$ (16.6)	21.0 %	$ (101.0)	21.0 %	$ (20.3)	21.0 %
Foreign income tax rate differential	(3.7)	4.7	3.3	(0.7)	(4.7)	4.9
Income from passthrough entities	1.8	(2.3)	1.9	(0.4)	0.6	(0.7)
Branch earnings	2.2	(2.8)	1.4	(0.3)	0.2	(0.2)
Global intangible low tax inclusion	3.4	(4.3)	3.5	(0.7)	(1.6)	1.7
Foreign derived intangible income	2.4	(3.0)	(0.3)	0.1	(0.1)	0.1
State income tax, net of federal benefit	(2.5)	3.2	(0.6)	0.1	(3.1)	3.2
Adjustments to valuation allowances	(4.7)	6.0	50.8	(10.6)	(3.3)	3.4
Other tax credits	(3.2)	4.1	(3.5)	0.7	(2.6)	2.7
Foreign tax credits	(2.0)	2.5	(7.4)	1.5	1.8	(1.8)
Other foreign operational taxes	0.7	(0.9)	1.8	(0.3)	1.5	(1.6)
Remeasurement of deferred taxes due to tax law	1.1	(1.4)	(0.3)	0.1	(3.0)	3.1
Non-deductible compensation expense	0.5	(0.6)	0.9	(0.2)	1.4	(1.4)
Non-deductible acquisition expense	—	—	(0.5)	0.1	5.4	(5.6)
Goodwill impairment	—	—	84.5	(17.6)	—	—
Uncertain tax positions	(5.8)	7.4	(4.2)	0.9	1.1	(1.2)
Worthless stock deduction	(4.6)	5.8	—	—	—	—
Other, net	0.8	(1.1)	(3.5)	0.7	(0.9)	1.0
Provision for income taxes	$ (30.2)	38.3 %	$ 26.8	(5.6)%	$ (27.6)	28.6 %

A benefit for income taxes of $30.2 million, an expense for income taxes of $26.8 million and a benefit for income taxes of $27.6 million in the years ended December 31, 2024, 2023, and 2022, respectively, resulted in an effective tax rate of 38.3%, (5.6)%, and 28.6% in 2024, 2023, and 2022, respectively. The Company's effective tax rates differ from the statutory federal income tax rate of 21.0% due primarily to varying tax rates in foreign jurisdictions, the relative amounts of income we earn in those jurisdictions, non-deductible goodwill impairment, adjustments to valuation allowances, uncertain tax positions, worthless stock deductions, and acquisition related nondeductible expenses due to the Merger.

Prior to the passage of the Tax Cuts and Jobs Act of 2017 ("Tax Act"), the Company asserted that substantially all of the undistributed earnings of its foreign subsidiaries were considered indefinitely reinvested and accordingly, no deferred taxes were provided. Due to the Tax Act, the Company has significant earnings and profits from its foreign subsidiaries that it can generally repatriated free of U.S. federal tax. As a result of the Company's treasury policy to simplify and expediate its intercompany cash flows, as evidenced by the use of cash pooling, and in light of the Company's demonstrated goal of driving growth though inorganic/acquisitional means, the Company does not assert indefinite reinvestment to the extent of each controlled foreign corporation's earnings and profits and to the extent of any foreign partnership's U.S. tax capital accounts. As a result, the Company has provided for non-U.S. withholding taxes, U.S. federal tax related to currency movement on previously taxed earnings and profits, and U.S. state taxes on unremitted earnings.

Additionally, the Organization for Economic Cooperation and Development ("OECD") has reached agreement on an approach to establish a minimum global tax, set at 15%, for large multi-national enterprises, such as the Company. The OECD has recommended that certain aspects of this approach, referred to as "Pillar Two", be made effective beginning in 2024, and many jurisdictions in which the Company operates have implemented Pillar Two legislation becoming effective in 2024, while others are considering implementation of Pillar Two rules. While such new rules introduce complexity into the Company's calculation of income tax expense, Pillar Two does not have a material impact to the Company's tax expense in 2024. Due to the novelty and complexity of Pillar Two, the Company continues to monitor for advancements and further guidance on Pillar Two rules, considering impacts of such developments on its tax expense.

Net deferred income tax assets (liabilities) were comprised of the following (in millions):

	December 31,	
	2024	**2023**
Deferred Tax Assets		
Receivable allowances	$ 1.4	$ 1.3
Postretirement and other employee benefits	7.5	10.9
Net operating loss and tax credit carryforwards	313.3	305.5
Capital loss carryforward	33.6	47.4
Accruals and other liabilities	—	0.8
Investment in subsidiaries	1.8	0.1
Capitalized research & development	45.3	36.8
Section 163(j) interest limitation	15.6	9.9
Right of use liabilities	17.4	14.7
Other	15.6	15.0
	451.5	442.4
Less: Valuation allowance	(286.1)	(323.0)
Net deferred income tax assets	$ 165.4	$ 119.4
Deferred Tax Liabilities		
Net property, plant and equipment	$ (83.2)	$ (89.2)
Intangibles	(132.3)	(136.7)
Derivatives	(13.8)	(9.0)
Right of use assets	(16.3)	(15.1)
Reserves and accruals	(2.7)	—
Foreign currency translation	(9.5)	—
Other	(0.8)	(5.3)
Net deferred income tax liabilities	$ (258.6)	$ (255.3)
Total net deferred income tax liabilities	$ (93.2)	$ (135.9)

As of December 31, 2024, the Company had approximately $255.6 million of tax-effected operating loss carryforwards available to further reduce future taxable income in various jurisdictions, with the following expiration dates:

	2024
2026-2044	$ 174.4
Indefinite	81.2
Total	$ 255.6

In addition, the Company has $32.8 million of tax effected capital loss carryforwards, of which $25.0 million will expire in 2026 and $7.8 million are indefinite lived. The Company also has $20.1 million and $9.8 million of foreign tax credits and state tax credits and that will expire between 2028 – 2034, and 2024 – 2044, respectively.

The Company's deferred tax asset valuation allowances are primarily the result of uncertainties regarding the future realization of recorded tax benefits on tax loss, capital loss, and credit carryforwards. The valuation allowance on deferred tax assets as of December 31, 2024, is substantially in the United States federal, state, and Luxembourg, of $44.0 million, $17.3 million, and $203.5 million, respectively.

The Company's assumptions, judgments and estimates relative to the valuation of these net deferred tax assets take into account available positive and negative evidence of realizability, including recent financial performance, the ability to realize benefits of restructuring and other recent actions, projections of the amount and category of future taxable income and tax planning strategies. Actual future operating results and the underlying amount and character of income in future periods could differ from the Company's current assumptions, judgments and estimates. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets.

The following table summarizes the activity related to the Company's unrecognized tax benefits related to income taxes (in millions):

| | **Years Ended December 31,** | | | | | |
	2024		**2023**		**2022**	
Uncertain tax position balance at beginning of year	$	20.0	$	19.9	$	9.8
Increases in current year tax positions		5.4		0.6		0.1
Increases in prior year tax positions		5.2		4.4		1.4
Decreases due to lapse of statute of limitations		(5.6)		(2.4)		(0.4)
Decreases due to settlements		(1.3)		(2.1)		—
Increases (decreases) from business acquisitions		—		(0.4)		9.0
Uncertain tax position balance at end of year	$	23.7	$	20.0	$	19.9

The liability for unrecognized tax benefits included $10.9 million as of December 31, 2024 that if recognized would impact the Company's effective tax rate. We anticipate a decrease in unrecognized tax benefits by the end of 2025 of $2.6 million as a result of a lapse of the statute of limitations and audit settlements. The Company's policy with respect to penalties and interest in connection with income tax assessments or related to unrecognized tax benefits is to classify penalties as provision for income taxes and interest as interest expense in its Consolidated Statements of Income (Loss).

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local and foreign jurisdictions. The Company finalized an audit in Italy for tax years 2019-2020 during 2024. All expected impacts have been recorded in 2024 or earlier and are immaterial to the tax rate. Currently, the company is under U.S. audit for tax year 2020. The Company anticipates finalizing this audit during 2025. All expected impacts have been recorded in 2024. The 2018-2023 tax years remain subject to examination by other major tax jurisdictions.

Note 17. Postretirement and Other Benefits

The Company sponsors a number of different defined contribution retirement plans, alternative retirement plans and/or defined benefit pension plans across its operations. Defined benefit pension plans are sponsored in the United States, France, United Kingdom, Germany, Italy, and Canada and OPEB benefits related to postretirement healthcare and life insurance are sponsored in the United States, Germany, and Canada. Following the disposal of our site in Eerbeek Netherlands during the fourth quarter of 2024, the Company no longer sponsors a defined benefit pension plan in the Netherlands.

In connection with the Merger, the Company assumed Neenah's defined benefit pension and OPEB plans, as well as sponsorship of the defined contribution retirement plan. In addition, Neenah has a supplemental employee retirement plan ("SERP"), which is a non-qualified defined benefit plan, and a supplemental retirement contribution plan ("SRCP"), which is a non-qualified, unfunded defined contribution plan. The Company provides benefits under the non-qualified SERP and SRCP plans to the extent necessary to fulfill the intent of its retirement plans without regard to the limitations set by the Internal Revenue Code on qualified retirement benefit plans.

North American Pension and Postretirement Healthcare and Life Insurance Benefits

The U.S. operations have defined benefit retirement plans that cover certain full-time employees. Retirement benefits are based on either a cash balance benefit formula or a final average pay formula for certain employees who were "grandfathered" and retained retirement benefits under the terms of the plan prior to its amendment to include a cash balance benefit formula. Benefits related to the U.S. defined benefit and pension plan are frozen for all employees.

The U.S. operations also have unfunded healthcare and life insurance benefit plans, or OPEB plans, which cover certain of its retirees through age 65. Some employees who retained benefits under the terms of the Company's plans prior to certain past amendments receive retiree healthcare coverage at rates subsidized by the Company. For other eligible employees, retiree healthcare coverage access is offered at full cost to the retiree. The postretirement healthcare plans include a limit on the Company's share of costs for current and future retirees. The U.S. operations' retiree life insurance plans are noncontributory.

Non-US Pension Benefits

In the U.K., the Company has multiple defined benefit pension plans which holds the assets and liabilities of former U.K. employees. These plans are closed to new members. The assets of the plan are held separately from the Company under Trust and the plan is managed by a professional Trustee.

In July of 2024, the UK Court of Appeal upheld a ruling in the matter of Virgin Medial Limited vs. NTL Pension Trustees II Limited that certain historical amendments for contracted-out defined benefit schemes were invalid if required actuarial confirmations were not obtained. The Company, and its pension scheme trustees and actuaries have conducted a preliminary review following the ruling and have not identified any implications for its UK pension defined benefit plans.

In Germany, the Company sponsors retirement benefit plans which are unfunded. There is no legal or governmental obligation to fund these plans. These benefits are paid out in a normal course of business consistent with regulatory requirements.

The U.S, U.K, Germany, and French pension plans accounted for the majority of the Company's total plan assets and total Accumulated Benefit Obligations (ABO) at December 31, 2024.

The Company uses a measurement date of December 31 for its pension plans and other postretirement plans. The funded status of the pension plans as of December 31, 2024 and 2023 and the OPEB plans as of December 31, 2024 and 2023 was as follows (in millions):

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2024	2023	2024	2023	2024	2023	2024	2023
Change in PBO:								
PBO at beginning of year[1]	$ 342.0	$ 339.6	$ 219.5	$ 189.9	$ 23.2	$ 25.0	$ 3.8	$ 3.6
Acquisition	—	—	—	0.2	—	—	—	—
Service cost	1.4	1.6	1.2	1.0	0.1	0.2	1.2	1.2
Interest cost	16.9	17.7	8.7	8.4	1.1	1.2	0.1	0.1
Actuarial (gain) loss	(10.5)	8.6	(14.3)	27.9	0.5	1.1	(0.1)	0.2
Participant contributions	—	—	—	—	—	0.1	—	—
Plan amendment	—	—	—	0.6	—	—	—	—
Plan settlements	—	—	(33.9)	(4.8)	—	—	—	—
Gross benefits paid	(26.0)	(25.5)	(13.8)	(13.2)	(4.4)	(4.4)	(1.7)	(1.4)
Currency translation effect	—	—	(4.5)	9.5	—	—	(0.2)	0.1
PBO at end of year	$ 323.8	$ 342.0	$ 162.9	$ 219.5	$ 20.5	$ 23.2	$ 3.1	$ 3.8
Change in Plan Assets:								
Fair value of plan assets at beginning of year	$ 356.8	$ 349.2	$ 192.9	$ 174.6	$ —	$ —	$ —	$ —
Actual return on plan assets	11.0	32.6	(5.6)	20.4	—	—	—	—
Employer contributions	0.3	0.5	1.9	6.8	4.5	4.3	1.7	1.4
Participant contributions	—	—	—	—	—	0.1	—	—
Plan settlements	—	—	(33.9)	(4.8)	—	—	—	—
Gross benefits paid	(26.0)	(25.5)	(13.8)	(13.2)	(4.5)	(4.4)	(1.7)	(1.4)
Currency translation effect	—	—	(2.4)	9.1	—	—	—	—
Fair value of plan assets at end of year	$ 342.1	$ 356.8	$ 139.1	$ 192.9	$ —	$ —	$ —	$ —
Funded status at end of year[1]	$ 18.3	$ 14.8	$ (23.8)	$ (26.6)	$ (20.5)	$ (23.2)	$ (3.1)	$ (3.8)

(1) Net pension assets of $32.9 million and $31.2 million were reflected within the Consolidated Balance Sheet as Other Assets as of December 31, 2024 and 2023, respectively.

The PBO, ABO and fair value of pension plan assets for the Company's defined benefit pension plans and OPEB plans as of December 31, 2024 and 2023 were as follows (in millions):

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2024	2023	2024	2023	2024	2023	2024	2023
PBO	$ 323.8	$ 342.0	$ 162.9	$ 219.5	$ 20.5	$ 23.2	$ 3.1	$ 3.8
ABO	321.5	340.1	162.2	218.6	—	—	—	—
Fair value of plan assets	342.1	356.8	139.1	192.9	—	—	—	—

As of December 31, 2024 and 2023, the pre-tax amounts in Accumulated other comprehensive income, net of tax that have not been recognized as components of net periodic benefit cost for the pension and OPEB plans are as follows (in millions):

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2024	2023	2024	2023	2024	2023	2024	2023
Accumulated loss (gain)	$ 16.3	$ 15.4	$ 8.4	$ 8.9	$ 0.4	$ 0.2	$ —	$ —
Prior service credit	—	—	0.5	0.5	—	—	—	—
Accumulated other comprehensive loss (gain)	$ 16.3	$ 15.4	$ 8.9	$ 9.4	$ 0.4	$ 0.2	$ —	$ —

Actuarial assumptions are used to determine the Company's benefit obligations. The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle pension obligations. The discount rate fluctuates from year to year based on current market interest rates for high-quality, fixed-income investments. The Company also evaluates the expected average duration of its pension obligations in determining its discount rate. An assumed long-term rate of compensation increase is also used to determine the PBO.

Healthcare cost trends are used to project future postretirement medical benefits payable from our plans. For purposes of measuring our U.S. plan obligations as of December 31, 2024, a 6.14% annual rate of increase in postretirement medical benefit costs was assumed; the rate was assumed to decrease gradually to 4.0% by 2048 and to remain at that level thereafter.

The weighted average assumptions used to determine benefit obligations as of December 31, 2024 and 2023 were as follows:

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate	5.63 %	5.14 %	4.98 %	4.19 %	5.26 %	5.00 %	3.43 %	4.18 %
Rate of compensation increase	1.93 %	1.90 %	2.72 %	0.45 %	N/A	3.50 %	2.75 %	2.72 %

The components of net pension benefit cost (benefit) during the years ended December 31, 2024, 2023, and 2022 were as follows (in millions):

| | Pension Benefits | | | | | |
| | U.S. | | | Non-U.S. | | |
	2024	2023	2022	2024	2023	2022
Service cost	$ 1.4	$ 1.6	$ 0.9	$ 1.2	$ 1.0	$ 0.7
Interest cost	16.9	17.7	9.3	8.7	8.4	4.4
Expected return on plan assets	(22.4)	(22.1)	(11.9)	(6.0)	(4.3)	(4.3)
Amortizations and other	—	—	1.7	(2.4)	0.4	0.4
Net periodic benefit cost (benefit)	$ (4.1)	$ (2.8)	$ —	$ 1.5	$ 5.5	$ 1.2

| | Other Postretirement Benefits[1] | | | | | |
| | US | | | Non-US | | |
	2024	2023	2022	2024	2023	2022
Service cost	$ 0.1	$ 0.2	$ 0.1	$ 1.2	$ 1.2	$ 0.4
Interest cost	1.1	1.2	0.6	0.1	0.1	—
Expected return on plan assets	—	—	—	—	—	—
Amortizations and other	—	—	—	—	0.1	0.2
Net periodic benefit cost (benefit)	$ 1.2	$ 1.4	$ 0.7	$ 1.3	$ 1.4	$ 0.6

Assumptions are used to determine net periodic benefit costs. In addition to the discount rate and rate of compensation increase, which are used to determine benefit obligations, an expected long-term rate of return on plan assets is also used to determine net periodic pension benefit costs. The weighted average assumptions used to determine net periodic benefit costs for the years ended December 31, 2024, 2023, and 2022 were as follows:

| | Pension Benefits | | | | | |
| | U.S. | | | Non-U.S. | | |
	2024	2023	2022	2024	2023	2022
Discount rate	5.14 %	5.42 %	4.09 %	4.32 %	4.53 %	3.71 %
Expected long-term rate of return on plan assets	6.27 %	6.10 %	5.19 %	3.18 %	2.48 %	1.96 %
Rate of compensation increase	1.90 %	1.90 %	1.90 %	2.72 %	0.45 %	2.77 %

| | Other Postretirement Benefits[1] | | | | | |
| | U.S. | | | Non-U.S. | | |
	2024	2023	2022	2024	2023	2022
Discount rate	5.00 %	5.32 %	4.42 %	4.15 %	3.96 %	1.61 %
Expected long-term rate of return on plan assets	— %	— %	— %	— %	— %	— %
Rate of compensation increase	3.50 %	3.50 %	3.50 %	2.75 %	1.65 %	2.35 %

The Company's investment strategy with respect to its U.S. pension plan assets is to maximize the return on investment of plan assets at an acceptable level of risk and to assure each plans' fiscal health. The target asset allocation varies based on the funded status of the plan in an effort to match the duration of the plan's liabilities to investments in long duration fixed income assets over time. For the year ended December 31, 2024, the target and actual allocation of plan assets were aligned. Investments under the U.K. plan are allocated based on a targeted return, driven by the funded status of the plan. The primary goal of the Company's pension plans is to maintain the highest probability of assuring future benefit payments to participants while providing growth of capital in real terms. To achieve this goal, the investment philosophy is to protect plan assets from large investment losses, particularly over time, while steadily growing the assets in a prudent manner. While there cannot be complete assurance that the objectives will be realized, the Company believes that the likelihood of realizing the objectives are reasonable based upon this investment philosophy. The Company has an investment committee that meets on a periodic basis to review the portfolio returns and to determine asset mix targets. The pension plans' asset allocations by category at December 31, 2024 and 2023 were as follows:

	U.S.		Non-U.S.	
	2024	**2023**	**2024**	**2023**
Plan Asset Category				
Cash and cash equivalents	1%	1%	1%	4%
Equity securities[1]:				
Domestic large cap	8	9	—	—
Domestic small cap	1	3	—	—
International	6	16	—	—
Fixed income securities	84	71	99	96
Total	100%	100%	100%	100%

(1) None of the Company's pension plan assets are targeted for investment in Mativ stock, except that it is possible that one or more mutual funds held by the plan could hold shares of Mativ.

The Company's pension assets are classified according to an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the pension plans' assets at fair value as of December 31, 2024 (in millions):

Plan Asset Category	U.S. Total	U.S. Other[1]	U.S. Level 1	Non-U.S. Total	Non-U.S. Level 1	Non-U.S. Level 2
Cash equivalents	$ 3.2	$ —	$ 3.2	$ 1.0	$ 1.0	$ —
Equity securities:						
Domestic large cap	26.5	26.5	—	—	—	—
Domestic small cap	4.2	4.2	—	—	—	—
International	19.2	19.2	—	—	—	—
Fixed income securities:						
US Government securities	109.1	109.1	—	—	—	—
Corporate bonds	162.7	162.7	—	68.4	—	68.4
International bonds	17.2	17.2	—	68.8	—	68.8
Other	—	—	—	0.9	—	0.9
Total	$ 342.1	$ 338.9	$ 3.2	$ 139.1	$ 1.0	$ 138.1

The following table sets forth by level, within the fair value hierarchy, the pension plans' assets at fair value as of December 31, 2023 (in millions):

Plan Asset Category	U.S. Total	U.S. Other[1]	U.S. Level 1	Non-U.S. Total	Non-U.S. Level 1	Non-U.S. Level 2
Cash equivalents	$ 2.7	$ —	$ 2.7	$ 5.6	$ 5.6	$ —
Equity securities:						
Domestic large cap	33.8	33.8	—	—	—	—
Domestic small cap	10.3	10.3	—	—	—	—
International	56.0	56.0	—	—	—	—
Fixed income securities:						
US Government securities	68.1	68.1	—	—	—	—
Corporate bonds	149.7	149.7	—	87.3	—	87.3
International bonds	3.8	3.8	—	64.0	—	64.0
Other	32.4	32.4	—	1.1	—	1.1
Total	$ 356.8	$ 354.1	$ 2.7	$ 158.0	$ 5.6	$ 152.4

(1) Investments held in Mutual Funds are measured at Net Asset Value ("NAV"), as determined by the fund manager, as a practical expedient and not are subject to hierarchy level classification disclosure.

The Company expects the following estimated undiscounted future pension benefit payments, which are to be made from pension plan and employer assets, net of amounts that will be funded from retiree contributions, and which reflect expected future service, as appropriate (in millions):

	U.S.	Non-U.S.
2025	$ 26.9	$ 12.8
2026	$ 26.8	$ 13.3
2027	$ 26.9	$ 14.5
2028	$ 26.5	$ 13.8
2029	$ 26.3	$ 14.8
2030-2033	$ 126.3	$ 79.7

The Company is not required to contribute during 2024 to its U.S. pension plans, although, it may make discretionary contributions. Contributions to the U.K. pension plans are subject to an agreed schedule with the external trustees in line with funding requirements, along with contributions to certain pay-as-you-go plans in the US, Canada, Germany, France, and Italy. We contributed $0.0 million to the U.K. plan, $1.4 million to the Germany plan and $0.2 million to the U.S plans. Pension contributions to all other plans were immaterial during the year ended December 31, 2024.

Other Benefits

We sponsor qualified defined contribution plans covering substantially all U.S. employees. Under the plan, the Company matches a portion of employee contributions. The Company's cost under the plan was $15.0 million, $14.2 million, and $11.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company provides U.S. executives, certain other key personnel, and its directors the opportunity to participate in deferred compensation plans. Participating employees can elect to defer a portion of their salaries and certain other compensation. Participating directors can elect to defer their meeting fees, as a cash deferral, as well as their quarterly retainer fees, as a cash deferral or deferred stock unit credits. The Company's liability balance under these deferred compensation plans totaled $2.2 million and $1.4 million at December 31, 2024 and 2023, respectively, which were included in the Consolidated Balance Sheets in Other liabilities. In connection with these plans, the Company has a grantor trust into which it has contributed funds toward its future obligations under the various plans. Refer to Note . Other Assets for additional information. The balance of grantor trust assets totaled $2.2 million and $7.5 million at December 31, 2024 and 2023, respectively, which were included in Other assets in the Consolidated Balance Sheets. These assets are restricted from Company use until all obligations are satisfied.

Note 18. Stockholders' Equity

Long-term Incentive Plan

In April 2024, the Company adopted and the stockholders approved the Mativ Holdings, Inc. 2024 Equity and Incentive Plan (the "2024 Plan") which superseded and replaced the Schweitzer-Mauduit International, Inc. 2015 Long-term Incentive Plan (the "2015 LTIP"). The 2024 Plan is intended to promote the Company's long-term financial success by attracting and retaining outstanding executive personnel and to motivate such personnel by means of equity grants. Pursuant to the terms of the 2024 Plan, the Compensation Committee of the Board of Directors selects participants and establishes the terms of various types of equity-based compensation awards, including incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), RSUs with performance conditions ("PSUs"), in addition to certain cash-based awards. Subject to certain adjustments set forth in the 2024 Plan, the number of shares available for awards under the 2024 Plan is limited to 2,800,000.

The Company's 2015 LTIP provided that the issuance of RSAs immediately transfers ownership rights in shares of its Common Stock to the recipient of the grant, including the right to vote the shares and to receive dividends thereon. Other types of stock awards available under the 2015 LTIP were not used prior to 2023. Beginning in 2023, the Board of Directors approved grants of RSUs and PSUs under the 2015 LTIP. In July 2023, the Company implemented a one-time conversion of all outstanding RSAs to RSUs. Following the conversion, there were no remaining RSAs outstanding.

The 2015 LTIP provided for any unvested service-based equity awards to immediately vest on the occurrence of a qualifying Change in Control event ("CIC Event") upon which the awardee is either terminated by the Company without Cause (as defined in the 2015 LTIP) or the employee voluntarily resigns from the Company for Good Reason (as defined in the 2015 LTIP) within 24 months of the CIC Event ("CIC Qualifying Termination"). As the Merger was a qualifying CIC Event, the unvested service-based equity awards of employees that met the criteria of CIC Qualifying Termination immediately vested on such CIC Qualifying Termination date.

Upon the closing of the Merger, the Company modified the 2022 and 2021 performance-based equity awards then-outstanding under the 2015 LTIP to remove the performance and market-based vesting conditions for continuing employees, effectively converting the awards to service-only equity awards that cliff vest on the schedule applicable to the underlying performance-based equity awards. The fair value of the continuing employee awards will be recognized on a straight-line basis over the remaining service period, less any cost previously recognized on these performance-based equity awards.

The performance-based equity awards held by an employee that experienced a CIC Qualifying Termination were also modified to accelerate vesting and to establish the number of shares underlying these awards at 100% of the target level as defined in the underlying award agreement rather than at the pro-rata target level based on service period completed as of the closing of the Merger.

The 2015 LTIP remains in effect with respect to all outstanding awards granted under such plan until such awards have been exercised, forfeited, cancelled, expired, or otherwise terminated in accordance with the terms of such awards. In February 2024, the Board of Directors approved for the unvested awards issued and outstanding under the 2015 LTIP to be cash settled upon vesting. The decision represented a modification which resulted in the reclassification of the portion of the earned awards from equity to a liability as of the modification date. There was no incremental compensation expense recognized associated with the modification.

RSUs and PSUs transfer ownership rights in shares of its Common Stock to the recipients of the grant upon vesting, including the right to vote the shares and receive dividends thereon. During the vesting period, the recipients are eligible for dividend equivalents. The RSUs generally vest over a three-year term as follows: 33.3% on each of the first, second and third anniversaries of the grant date, except for RSUs issued as retirement and special grant awards, which vest over a one-year term on the first anniversary of the grant date. Vesting is contingent upon continued employment or service. The unvested portion of a grantee's RSU will be immediately forfeited and cancelled if the grantee ceases employment or service, except for retirement awards which vest on a pro rata basis according to the proportion of days employed during the vesting period of one year. RSUs, and PSUs have grant date fair values equal to the fair market value of the underlying stock on the date of grant. Forfeitures are accounted for as they occur. The Company recognizes compensation expense for PSUs when it is probable that the performance conditions will be achieved. The Company reassesses the probability of vesting at each reporting period and adjusts its compensation cost accordingly.

Substantially all stock-based compensation expense has been recorded in Selling and general expenses on the consolidated statements of operations. Stock-based compensation expense was $11.3 million, $9.9 million, and $19.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, unrecognized compensation expense was $9.2 million and is expected to be recognized over a weighted average period of 1.7 years.

Acquired Equity-Based Compensation Awards

As provided in the Merger Agreement, all stock options ("Options"), SARs, RSUs and PSUs granted pursuant to Neenah's 2018 Omnibus Stock and Incentive Compensation Plan that were outstanding immediately prior to the Merger were generally automatically converted into Options, SARs, RSUs and PSUs, respectively, with respect to the Company's common stock at the exchange ratio set forth in the Merger Agreement ("Exchange Ratio") and otherwise generally on the same terms and conditions (including vesting exercisability and/or settlement requirements) as applied to such awards prior to the closing of the Merger.

At the closing of the Merger, the Options and SARs had fully vested and are exercisable by the grantees. Accordingly, there is no ongoing compensation expense related to the Options or SARs.

Upon the closing of the Merger, the Company assumed 180,149 unvested Neenah RSUs, converted at the Exchange Ratio, with a total fair value of $4.2 million, which were converted to RSUs of the Company.

In accordance with the terms of the Merger Agreement, the change in control eliminated the performance condition and market-based vesting conditions applicable to the Neenah PSUs; as such, only the three-year service condition remains. Upon the closing of the Merger, the Company assumed 292,032 unvested PSUs, converted at the Exchange Ratio, with a total fair value of $6.8 million, which were converted to RSUs of the Company. Converted RSUs will be accounted for the same as the RSUs described above and be recognized over a weighted-average period of approximately two years.

Restricted Stock Awards

In July 2023, the Company implemented a one-time conversion of all outstanding RSAs to RSUs. There were no RSAs granted in 2024.

The following table presents RSA activity for the years ended December 31, 2023 and 2022:

	2023		2022	
	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant
Outstanding at January 1	526,961	$ 31.89	377,729	$ 36.78
Granted	—	—	678,343	31.17
Forfeited	(97,629)	33.46	(49,617)	30.57
Vested	(292,519)	32.98	(479,494)	34.81
Converted to RSUs	(136,813)	28.43	—	—
Outstanding at December 31	—	$ —	526,961	$ 31.89

Restricted Stock Units

The following table presents activity of RSUs for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022	
	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant
Outstanding at January 1	562,070	$ 24.68	343,142	$ 23.41	—	$ —
Granted	513,962	17.87	277,479	25.33	—	—
Acquired and converted	—	—	—	—	472,181	23.41
Converted from RSAs	—	—	136,813	28.43	—	—
Forfeited	(81,099)	22.41	(69,627)	26.08	(5,172)	23.41
Vested	(276,418)	24.50	(125,737)	25.95	(123,867)	23.41
Outstanding at December 31	718,515	$ 20.13	562,070	$ 24.68	343,142	$ 23.41

Performance Stock Units

The following table presents activity of PSUs for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022	
	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant
Outstanding at January 1	273,225	$ 24.47	320,732	$ 23.57	—	$ —
Granted	291,395	16.44	105,867	26.74	320,732	23.57
Forfeited	(82,340)	21.43	(151,186)	24.12	—	—
Vested	(59,831)	20.71	(2,188)	26.74	—	—
Outstanding at December 31	422,449	$ 20.06	273,225	$ 24.47	320,732	$ 23.57

Basic and Diluted Shares Reconciliation

The Company uses the two-class method to calculate earnings per share. The Company has granted equity-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents on unvested shares. Since these unvested shares are considered participating securities under the two-class method, the Company allocates earnings per share to common stock and participating securities according to dividends declared and participation rights in undistributed earnings.

Diluted net income per common share is computed based on net income divided by the weighted average number of common and potential common shares outstanding. Potential common shares during the respective periods are those related to dilutive stock-based compensation, including long-term share-based incentive compensation, and directors' accumulated deferred stock compensation which may be received by the directors in the form of stock or cash.

A reconciliation of the average number of common and potential common shares outstanding used in the calculations of basic and diluted net income per share follows (in millions, shares in thousands):

	Years Ended December 31,		
	2024	2023	2022
Numerator (basic and diluted):			
Net loss	$ (48.7)	$ (309.5)	$ (6.6)
Less: Dividends paid to participating securities	(0.2)	(0.7)	(0.9)
Undistributed and distributed loss available to common stockholders	$ (48.9)	$ (310.2)	$ (7.5)
Denominator:			
Average number of common shares outstanding	54,313.3	54,506.9	42,442.2
Effect of dilutive stock-based compensation[1]	—	—	—
Average number of common and potential common shares outstanding	54,313.3	54,506.9	42,442.2

(1) Diluted loss per share excludes the weighted average potential common shares as their inclusion would be anti-dilutive.

Note 19. Commitments and Contingencies

Other Commitments

As of December 31, 2024, we had contractual obligations to purchase products and services (primarily raw materials), capital projects, and energy totaling $100.6 million. These commitments extend beyond 2028.

The Company has certain other letters of credit, guarantees and surety bonds outstanding at December 31, 2024, which are not material either individually or in the aggregate.

In connection with the EP Divestiture, we undertook to indemnify and hold Evergreen Hill Enterprise harmless from claims and liabilities related to the EP business that were identified as excluded or specified liabilities in the related agreements up to an amount not to exceed $10 million. As of December 31, 2024, there were no material claims pending under this indemnification.

Litigation

We are involved in various legal proceedings from time to time, including relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims, product liability and other matters. We periodically review the status of these proceedings with both inside and outside counsel. We believe that the ultimate disposition of these matters will not have a material effect on the results of operations in a given quarter or year.

Environmental Matters

The Company's operations are subject to various nations' federal, state and local laws, regulations and ordinances relating to environmental matters. The nature of the Company's operations exposes it to the risk of claims with respect to various environmental matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental laws and regulations, it believes that its future cost of compliance with environmental laws, regulations and ordinances, and its exposure to liability for environmental claims and its obligation to participate in the remediation and monitoring of certain hazardous waste disposal sites, will not have a material effect on its financial condition or results of operations. However, future events, such as changes in existing laws and regulations, or unknown contamination or costs of remediation of sites owned, operated or used for waste disposal by the Company (including contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material effect on its financial condition or results of operations.

General Matters

In the ordinary course of conducting business activities, the Company and its subsidiaries become involved in certain other judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured regulatory, employment, intellectual property, general and commercial liability, environmental and other matters. At this time, the Company does not expect any of these proceedings to have a material effect on its reputation, business, financial condition, results of operations or cash flows. However, the Company can give no assurance that the results of any such proceedings will not materially affect its reputation, business, financial condition, results of operations or cash flows.

Employees and Labor Relations

As of December 31, 2024, approximately 26% of our U.S. workforce and 35% of our Non-U.S. workforce are under collective bargaining agreements. Approximately 26% of all U.S. employees and 12% of our Non-U.S. employees are under collective bargaining agreements that will expire in the next 12 months.

For our Non-U.S. workforce, union membership is voluntary and does not need to be disclosed to the Company under local laws. As a result, the number of employees covered by the collective bargaining agreements in some countries cannot be determined.

Note 20. Segment Information

Effective with the Merger, the Company reassessed its reportable segments and concluded that it had two operating product line segments that are also the reportable segments for financial reporting purposes: Advanced Technical Materials ("ATM") and Fiber-Based Solutions ("FBS"). ATM was comprised of the legacy SWM Advanced Materials & Structures segment and certain legacy Neenah segments allocated to ATM. FBS was comprised of the legacy SWM Engineered Papers segment and the legacy Neenah Fine Paper and Packaging segment.

As part of an organizational realignment initiative effective during the first fiscal quarter of 2024, we reorganized into two new reportable segments: (1) Filtration & Advanced Materials ("FAM") and (2) Sustainable & Adhesive Solutions ("SAS"). The FAM segment supplies customers directly, serving a diverse set of generally high-growth end markets. FAM end markets include water and air purification, life sciences, industrial processes, transportation, glass and glazing, packaging, agriculture, building and construction, safety and security. SAS is focused primarily on tapes, labels, liners, specialty paper, packaging and healthcare solutions. The SAS segment supplies customers through distribution and directly, serving growing and mature end markets including building and construction, DIY, product packaging, consumer & commercial papers, personal care, advanced wound care, medical device fixation and medical packaging. The change in reportable segments reflects the realignment of management and the related internal review of our operating segments. The prior period presentation has been recast to align with our current segment reporting structure. The accounting policies of the reportable segments are the same as those described in Note 2.Summary of Significant Accounting Policies.

Our Chief Operating Decision Maker ("CODM") is our President and Chief Executive Officer. The CODM considers operating profit when making resource allocation decisions for each segment.

Information about Net Sales and Operating Profit (Loss)

The CODM primarily evaluates segment performance and allocates resources based on Operating profit (loss). General corporate expenses that do not directly support the operations of the business segments are unallocated expenses. Assets are managed on a total company basis and are therefore not disclosed at the segment level.

Net sales, costs of products sold, nonmanufacturing expense, restructuring and impairment expense, and operating profit (loss) by segments were (in millions):

	Years Ended December 31,		
	2024	**2023**	**2022**
Net sales			
FAM	$ 766.5	$ 810.0	$ 776.6
SAS	1,214.6	1,216.0	860.3
Consolidated	$ 1,981.1	$ 2,026.0	$ 1,636.9
Cost of products sold			
FAM	$ 592.3	$ 613.3	$ 582.8
SAS	1,024.7	1,056.9	748.1
Consolidated	$ 1,617.0	$ 1,670.2	$ 1,330.9

		Years Ended December 31,				
		2024		**2023**		**2022**
Total nonmanufacturing expense						
FAM	$	98.6	$	94.6	$	88.1
SAS		115.5		115.1		86.5
Total segments		214.1		209.7		174.6
Unallocated		105.6		136.4		152.5
Consolidated	$	319.7	$	346.1	$	327.1
Restructuring and impairment						
FAM	$	5.6	$	2.8	$	14.8
SAS		29.1		420.3		1.7
Total segments		34.7		423.1		16.5
Unallocated		3.4		0.5		2.6
Consolidated	$	38.1	$	423.6	$	19.1
Operating profit (loss)						
FAM	$	70.0	$	99.3	$	90.9
SAS		45.4		(376.3)		24.0
Total segments		115.4		(277.0)		114.9
Unallocated		(109.1)		(136.9)		(155.1)
Consolidated	$	6.3	$	(413.9)	$	(40.2)

Capital spending and depreciation by segments were (in millions):

		Capital Spending						Depreciation				
		Years Ended December 31,						Years Ended December 31,				
		2024		**2023**		**2022**		**2024**		**2023**		**2022**
FAM	$	24.0	$	29.7	$	24.5	$	24.9	$	25.3	$	18.9
SAS		30.0		33.1		20.5		51.4		54.3		32.6
Total segments		54.0		62.8		45.0		76.3		79.6		51.5
Unallocated		1.0		3.2		0.6		1.4		2.1		0.4
Consolidated	$	55.0	$	66.0	$	45.6	$	77.7	$	81.7	$	51.9

Information about Geographic Areas

Long-lived assets by geographic area were as follows (in millions):

	December 31,	
	2024	**2023**
U.S.	$ 340.5	$ 369.8
France	28.1	32.2
Germany	161.4	174.7
U.K.	56.1	56.6
Other foreign countries	58.0	65.8
Consolidated	$ 644.1	$ 699.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mativ Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mativ Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill — Filtration and Advanced Materials — Refer to Notes 2 and 9 to the consolidated financial statements

Critical Audit Matter Description

The Company evaluates goodwill for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that an evaluation should be completed. The Company determines the fair value of its reporting units using the income approach. The determination of the fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of future cash flows and discount rates. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA") and discount rate assumptions may result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill or measurement of an impairment charge. The annual impairment test performed as of October 1, 2024, did not indicate any impairment of goodwill. The goodwill balance related to the Filtration and Advanced Materials ("FAM") reporting unit was $411.8 million as of December 31, 2024. The FAM reporting unit's operations are sensitive to the sustained impact of macro-economic conditions, an increasingly global competitive environment and continued volatility in the construction and automotive sectors.

We identified goodwill attributable to the FAM reporting unit as a critical audit matter because of the significant assumptions required to estimate the fair value of the FAM reporting unit. The sensitivity of the estimate to changes in assumptions, specifically related to forecasts of future revenue and EBITDA and the selection of the discount rates, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and EBITDA, and the selection of the discount rates for the FAM reporting unit included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the FAM reporting unit, such as controls related to management's forecasts and selection of the discount rates.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in relevant industry reports.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates, by:
  - Testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation.
  - Developing a range of independent estimates and comparing those to the discount rates selected by the Company.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2025

We have served as the Company's auditor since 1995.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time frames specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024 was made under the supervision and with the participation of our management including our principal executive officer and principal financial officer. Based upon this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, is designed to provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the Company's evaluation under the framework in *Internal Control - Integrated Framework,* our management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on these criteria. As of December 31, 2024, we had no material weaknesses based on our tests using the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on its assessment of our internal control over financial reporting, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Adoption or Termination of 10b5-1 Trading Plans

During the fiscal quarter ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of the SEC's Regulation S-K.

Segment Leadership Update

On February 20, 2025, the Company announced the promotion of Ryan Elwart to Group President, effective immediately. In this role, Mr. Elwart will assume responsibility for commercial leadership of the Company's Filtration and Advanced Materials (FAM) segment in addition to his existing commercial leadership over the Company's Sustainable and Adhesive Solutions (SAS) segment. In addition, Christoph Stenzel, who has served as the Company's Group President, Filtration and Advanced Materials since January 30, 2024, will depart from the Company after a transition period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mativ Holdings, Inc. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mativ Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2025

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

We have posted a copy of our Code of Conduct on our website at *www.mativ.com*. Our Code of Conduct applies to all employees, officers and directors of the Company and its subsidiaries worldwide.

The Company has adopted an insider trading policy and program applicable to the Company's directors, officers and employees, as well as the Company itself, which governs the purchase, sale and other dispositions of the Company's securities, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the New York Stock Exchange listing standards. The foregoing summary of the Company's insider trading policy does not purport to be complete and is qualified in its entirety by reference to the full text thereof attached hereto as Exhibit 19.1.

All other information called for by this Item is hereby incorporated by reference to the sections of our proxy statement relating to our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") captioned "Proposal One - Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance." Information with respect to our executive officers is set forth in Part I, Item 1 of this Form 10-K under the caption, "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information in the section of the 2025 Proxy Statement captioned "Executive Compensation," including the item captioned "Compensation Discussion and Analysis," is incorporated in this Item 11 by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Securities Authorized for Issuance under Equity Compensation Plans

The information in the section of the 2025 Proxy Statement entitled "Stock Ownership" is incorporated in this Item 12 by reference. The following table provides information, as of December 31, 2024, with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders:	
Outside Directors Stock Plan [1]	51,008
2024 Equity and Incentive Plan [2]	1,823,551
Total approved by stockholders	1,874,559
Equity compensation plans not approved by stockholders	—
Grand total	1,874,559

[1]The Outside Directors Stock Plan consists of shares registered for the purpose of issuance to our outside directors for payment of their retainer fees quarterly in advance. Director's stock retainer fees for the first three quarter in 2024 consisted of $23,750 quarterly, and $31,250 for the fourth quarter, which are payable in our Common Stock. The number of shares issued each quarter is determined based on the then fair market value of the shares, which is determined in accordance with the plan at the closing price on the date one day prior to the date of distribution. Certain directors have elected to defer receipt of quarterly retainer fees under the terms of our Deferred Compensation Plan No. 2 for Non-Employee Directors, resulting in an accumulation of stock unit credits. Upon a change in control, retirement or earlier termination from the Board, these stock unit credits will be distributed in the form of cash or shares of MATV Common Stock. As of the Merger on July 6, 2022, all of the outstanding deferred stock units were converted to common stock in accordance with the plan. While held in

the deferred compensation plan account, these stock unit credits carry no voting rights and cannot be traded as Common Stock, although declared dividends create additional stock unit credits. As of December 31, 2024, deferred retainer fees and credited dividends have resulted in 95,184 accumulated stock unit credits.

[2]Reflects shares available for future issuance under the 2024 Equity and Incentive Plan which is described in Note 18. Stockholders' Equity of the Notes to Consolidated Financial Statements in Part II, Item 8 herein. Awards of restricted stock units under the 2024 Equity and Incentive Plan are subject to forfeiture and cannot be sold or otherwise transferred until fully vested.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information in the sections of the 2025 Proxy Statement captioned "Corporate Governance," including the items captioned "Transactions with Related Persons" and "Board of Directors and Standing Committees" is incorporated in this Item 13 by reference.

Item 14. *Principal Accountant Fees and Services*

The information in the section of the 2025 Proxy Statement captioned "Proposal Two - Ratification of the Selection of the Independent Registered Public Accounting Firm" is incorporated in this Item 14 by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a)   The consolidated financial statements and financial statement schedules filed as part of this report are listed in the Index to the Consolidated Financial Statements set forth in Part II, Item 8.

(b)   The exhibits filed as part of this report are listed below:

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger, dated March 28, 2022, by and between Neenah, Inc, Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.) and Samurai Warrior Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 28, 2022).***
2.2	Equity Interest Purchase Agreement, dated December 14, 2016, by and among DelStar Technologies, Inc., Baldwin Enterprises, Inc., Conwed Plastics LLC, and, solely for certain limited purposes as set forth therein, Schweitzer-Mauduit International, Inc. and Leucadia National Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 14, 2016).***
2.3	Equity Interest Purchase Agreement, dated February 17, 2020, by and among DelStar Technologies, Inc., EIS Buyer, LLC, Tekra, LLC, Trient, LLC, certain other parties identified therein and solely for certain limited purposes as set forth therein, Schweitzer-Mauduit International, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed February 18, 2020).***
2.4	Rule 2.7 Announcement dated January 27, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 27, 2021).
2.5	Co-operation Agreement, dated January 27, 2021, between AMS Holdco 2 Limited and Scapa Group plc (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on January 27, 2021).
2.6	Sale and Purchase and Assignment Agreement, dated March 1, 2021, by and among Neenah, Inc., Barbel, S.À R.L. and Uzturre Capital, S.L. (filed as Exhibit 2.1 to the Neenah, Inc. Current Report on Form 8-K filed April 7, 2021 and incorporated herein by reference).
2.7	Offer Letter, dated August 1, 2023, by and among Mativ Holdings, Inc. and Evergreen Hill Enterprise Pte. Ltd. (filed as Exhibit 2.1 to the Company's Current Report on 8-K filed August 2, 2023 and incorporated herein by reference).***
2.8	Purchase Agreement, dated as of August 1, 2023, by and between Mativ Holdings, Inc. and Evergreen Hill Enterprise Pte. Ltd. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 5, 2023).***
2.9	First Amendment to Purchase Agreement, dated November 29, 2023, to the Purchase Agreement, dated as of August 1, 2023, by and between Company and Evergreen Hill Enterprise Pte. Ltd. (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).***
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 10-Q for the quarter ended September 30, 2009).
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 6, 2022).
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 22, 2023).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2000).
4.2	Indenture, dated as of October 7, 2024, among Mativ Holdings, Inc., the guarantors listed therein and Wilmington Trust, National Association (including the form of Note attached as an exhibit thereto) (incorporated by reference to Exhibit 4.1to the Company's Current Report on Form 8-K filed on October 7, 2024.
4.3	Description of registrant's securities (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).

Exhibit Number	Exhibit
10.1	Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on April 29, 2015).**
10.2	Outside Directors' Stock Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**
10.3	Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 22, 2019).**
10.4	Short-Term Incentive Plan for Eligible Employees effective January 1, 2023 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2023).**
10.5.1	Deferred Compensation Plan (incorporated by reference to Exhibit 10.8.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).**
10.5.2	Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.8.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).**
10.6	Amended and Restated Deferred Compensation Plan No. 2 for Non-Employee Directors, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed on March 10, 2023). **
10.7	Amended and Restated Deferred Compensation Plan No. 2, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on March 10, 2023).**
*10.8	Summary of Non-Management Director Compensation.**
10.9.1	Restricted Stock Award Agreement (2015 Long-Term Incentive Plan - Cliff Vesting Shares) (incorporated by reference to Exhibit 10.16.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.2	Restricted Stock Award Agreement (2015 LTIP I & II - Service-Based Shares Grant 1) (incorporated by reference to Exhibit 10.16.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.3	Restricted Stock Award Agreement (2015 LTIP I & II - Service-Based Shares Grant 2) (incorporated by reference to Exhibit 10.16.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.4	Performance Award Agreement (2015 Long-Term Incentive plan - Performance Shares) (incorporated by reference to Exhibit 10.16.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.5	Performance Award Agreement (2015 Long-Term Incentive plan - Performance Shares with Cliff Vesting) (incorporated by reference to Exhibit 10.16.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.10	Credit Agreement, dated September 25, 2018, between Schweitzer-Mauduit International, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, J.P. Morgan Chase Bank, N.A., Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, SunTrust Robinson Humphrey, Inc. and AgFirst Farm Credit Bank as joint lead arrangers and Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, SunTrust Robinson Humphrey, Inc. and AgFirst Farm Credit Bank as co-syndication agents (incorporated by reference to Exhibit 10.1 to the Company's Current report on Form 8-K filed on September 25, 2018).
10.11	First Amendment, dated as of February 9, 2021, to the Credit Agreement, dated September 25, 2018, by and among Schweitzer-Mauduit International, Inc., SWM Luxembourg, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 10, 2021).
10.12	Employment Agreement, dated October 18, 2019, between Schweitzer-Mauduit International, Inc. and Omar Hoek (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 18, 2019).**

Exhibit Number	Exhibit
10.13	Form of Director Deed of Irrevocable Undertaking (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 27, 2021).
10.14	Backstop Credit Agreement, dated as of January 27, 2021, among Schweitzer-Mauduit International, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as bookrunner and lead arranger (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 27, 2021).
10.15	Letter of Agreement, dated April 25, 2022, between the Company and Cheryl Allegri (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 26, 2022).
10.16	Fifth Amendment, dated as of May 6, 2022, to the Credit Agreement, dated September 25, 2018 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021 and February 22, 2022), by and among the Company, SWM Luxembourg, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2022).
10.17	Sixth Amendment, dated as of June 5, 2023, to the Credit Agreement, dated September 25, 2028 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021, February 22, 2022 and May 6, 2022), by and among Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.), SWM Luxembourg, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 7, 2023).***
10.18	Seventh Amendment, effective as of September 19, 2023, to the Credit Agreement, dated September 25, 2018 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021, February 22, 2022, May 6, 2022 and June 5, 2023), by and among Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.), SWM Luxembourg, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2023).***
10.19	Performance Share Unit Award Agreement (2015 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
10.20	Separation, Waiver and Release Agreement, by and between Tracey Peacock and the Company, dated as of July 6, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
10.21	Transition Services Agreement, by and between Jeffrey Kramer and the Company, dated as of July 6, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 6, 2022).
10.22	Neenah Paper, Inc. Amended and Restated 2004 Omnibus Stock and Incentive Compensation Plan (filed as Annex A to the Neenah Paper, Inc. Definitive Proxy Statement on Schedule 14A filed April 12, 2013 and incorporated herein by reference).**
10.23	Neenah, Inc. 2018 Omnibus Stock and Incentive Compensation Plan (filed as Appendix A to the Neenah, Inc. Definitive Proxy Statement on Schedule 14A filed on April 13, 2018 and incorporated herein by reference).**
10.24**	Neenah, Inc. Amended and Restated Neenah Executive Severance Plan (filed as Exhibit 10.1 to the Neenah, Inc. Current Report on Form 8-K filed on April 25, 2017 and incorporated herein by reference).
10.25**	Form of Performance Share Unit Award Agreement (2015 Long-Term Incentive Plan) (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed March 10, 2023 and incorporated herein by reference).
10.26**	Form of Restricted Stock Unit Award Agreement (2015 Long-Term Incentive Plan) (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed March 10, 2023 and incorporated herein by reference).
10.27**	Form of Restricted Stock Unit Award Agreement (B - standard award) (filed as Exhibit 10.3 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed August 7, 2019 and incorporated herein by reference).
10.28**	Form of Performance Share Unit Award Agreement (filed as Exhibit 10.2 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed May 11, 2020 and incorporated herein by reference).

Exhibit Number	Exhibit
10.29**	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.3 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed May 11, 2020 and incorporated herein by reference).
10.30**	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.4 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed May 11, 2020 and incorporated herein by reference).
10.31**	Neenah Paper Amended and Restated Supplemental Retirement Contribution Plan, effective as of January 1, 2016 (filed as Exhibit 10.5 to the Neenah Paper, Inc. Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 24, 2017 and incorporated herein by reference).
10.32**	Consulting and Services Agreement, effective as of March 1, 2023, by and between SWM Luxembourg SARL and Mr. Omar Hoek (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on December 27, 2022 and incorporated herein by reference.)
10.33	Mutual Agreement for the Termination of Employment, dated as of December 21, 2022, by and between SWM Luxembourg SARL and Mr. Omar Hoek filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 27, 2022 and incorporated herein by reference.)
10.34	Receivables Purchase Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC, as structuring agent, and the purchasers party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 27, 2022 and incorporated herein by reference).***
10.35	Sale and Contribution Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC and the originators party thereto (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 27, 2022 and incorporated herein by reference).***
10.36	Separation Waiver and Release Agreement, by and between Andrew Wamser and the Company, dated as of April 3, 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2023).
10.37	Separation Waiver and Release Agreement, by and between Ricardo Nuñez and the Company, dated as of September 1, 2023 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2023).
10.38	Amendment No. 1, dated as of October 20, 2023, to Receivables Purchase Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC, as structuring agent, and the purchasers party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 25, 2023).
10.39	Amendment No. 1, dated as of October 20, 2023, to Sale and Contribution Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC and the originators party thereto (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 25, 2023).
10.40	Eighth Amendment, effective as of December 17, 2024, to the Credit Agreement, dated as of September 25, 2018 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021, February 22, 2022, May 6, 2022, June 5, 2023 and September 19, 2023), by and among Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.), Mativ Luxembourg (f/k/a SWM Luxembourg), the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 19, 2024).
10.41**	Mativ Holdings, Inc. Executive Severance Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2024).
10.42**	Mativ Holdings, Inc. 2024 Equity and Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 25, 2024).
10.43**	Form of Performance Share Unit Award Agreement (2024 Mativ Holdings, Inc. Equity and Incentive Plan) (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2024).
10.44**	Form of Restricted Stock Unit Award Agreement (2024 Mativ Holdings, Inc. Equity and Incentive Plan) (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2024).
*19.1	Mativ Holdings, Inc. Insider Trading Policy.

Exhibit Number	Exhibit
*21.1	Subsidiaries of the Company.
*23.1	Consent of Independent Registered Public Accounting Firm.
*24.1	Powers of Attorney.
*31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended.
*31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended.
*32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ‡
99.2	Form of Indemnification Agreement (incorporated by reference by Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
97	Mativ Holdings, Inc. Clawback Policy, effective as of October 2, 2023 (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language ("iXBRL"): (i) the Consolidated Statements of Income (Loss), (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flow, and (vi) Notes to Consolidated Financial Statements (furnished herewith).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

*** Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

‡ These Section 906 certifications are not being incorporated by reference into the Form 10-K filing or otherwise deemed to be filed with the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mativ Holdings, Inc.

By:

Dated: February 27, 2025

/s/ Julie Schertell

Julie Schertell

President and Chief Executive Officer

(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Julie Schertell Julie Schertell	President, Chief Executive Officer, and Director (principal executive officer)	February 27, 2025
/s/ Greg Weitzel Greg Weitzel	Executive Vice President and Chief Financial Officer (principal financial officer)	February 27, 2025
/s/ Cheryl Allegri Cheryl Allegri	Corporate Controller and Chief Accounting Officer (principal accounting officer)	February 27, 2025
* William Cook	Director	February 27, 2025
* Shruti Singhal	Director	February 27, 2025
* John Stipancich	Director	February 27, 2025
* Marco Levi	Director	February 27, 2025
* Kimberly Ritrievi	Director	February 27, 2025
* John D. Rogers	Director	February 27, 2025
*By:		
/s/ Mark W. Johnson Mark W. Johnson *Attorney-In-Fact*		February 27, 2025

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Suite 600
Alpharetta, GA 30009
678.566.6500

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